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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on August 10, 2009

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Rosetta Stone Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	7372	043837082
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1919 North Lynn Street
7th Floor
Arlington, Virginia 22209
Telephone: 800-788-0822
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Michael C. Wu
General Counsel
1919 North Lynn Street
7th Floor
Arlington, Virginia 22209
Telephone: 800-788-0822
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Brian P. Fenske Fulbright & Jaworski L.L.P. Fulbright Tower 1301 McKinney, Suite 5100 Houston, Texas 77010 Telephone: (713) 651-5557 Fax: (713) 651-5246	Brent B. Siler Cooley Godward Kronish LLP One Freedom Square 11951 Freedom Drive Reston, Virginia 20190-5656 Telephone: (703) 456-8000 Fax: (703) 456-8100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☐, Accelerated filer ☐, Non-accelerated filer (do not check if a smaller reporting company) ☒, or Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, par value $0.00005 per share	4,697,750	$29.58	$138,959,445	$7,754

(1)
Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act on the basis of the average of the high and low prices of Rosetta Stone Inc.'s common stock as reported on the New York Stock Exchange on August 6, 2009.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus (Subject to Completion)
Issued August 10, 2009

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

4,085,000 Shares

Rosetta Stone Inc.

COMMON STOCK

Rosetta Stone Inc. is offering 40,000 shares of its common stock and the selling stockholders are offering 4,045,000 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol "RST." On August 7, 2009, the reported last sale price of the common stock on the New York Stock Exchange was $29.86 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 12.

PRICE $           A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Some of the selling stockholders have granted the underwriters the right to purchase up to an additional 612,750 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on               , 2009.

MORGAN STANLEY	WILLIAM BLAIR & COMPANY

JEFFERIES & COMPANY

                          PIPER JAFFRAY

                        ROBERT W. BAIRD & CO.

LAZARD CAPITAL MARKETS

               , 2009

RosettaStone®

Our mission

Deliver the best technology-based solutions for learning languages. Every day, our innovations help people improve their lives and make the world a better place.

Changing the way the world learns languages.

due finestre
una finestra
tre finestre
TAXI

Dov'è la casa azzurra?

Il cielo è azzurro.
La casa è azzurra.
Dove si trova il caffè?
Il caffè si trova di fronte alla casa azzurra.
un caffè

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you with additional or different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus or a free-writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, the selling stockholders have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case included elsewhere in this prospectus.

ROSETTA STONE INC.

Overview

We are a leading provider of technology-based language learning solutions. We develop, market and sell language learning solutions consisting of software, online services and audio practice tools primarily under our Rosetta Stone brand. Our teaching method, which we call Dynamic Immersion, is designed to leverage the innate, natural language learning ability that children use to learn their native language. Our courses are based on our proprietary interactive technologies and pedagogical content, and utilize a sophisticated sequencing of images, text and sounds to teach a new language without translation or grammar explanation. We believe our award-winning solutions provide an effective, convenient and fun way to learn languages. We currently offer our self-study language learning solutions in 31 languages. Our customers include individuals, educational institutions, armed forces, government agencies and corporations.

The strength and breadth of our solutions have allowed us to develop a business model that we believe distinguishes us from other language learning companies. Our scalable technology platform and our proprietary content can be deployed across many languages. This has enabled us to cost-effectively develop a broad product portfolio. We have a multi-channel marketing and distribution strategy that directly targets customers, utilizing print, online, television and radio advertising, public relations initiatives and our branded kiosks. Approximately 83% of our revenue in 2008 and approximately 86% of our revenue during the six months ended June 30, 2009 was generated through our direct sales channels, which include our call centers, websites, institutional sales force and kiosks. We also distribute our solutions through select retailers such as Amazon.com, Apple, Barnes & Noble and Borders. According to an August 2008 survey we commissioned from Global Market Insite Inc., or GMI, a market research services firm, Rosetta Stone is the most recognized language learning brand in the United States. The unaided awareness of our brand was over 40%, which was more than seven times that of any other language learning company in the United States.

We grew our revenue from our predecessor's $25.4 million in 2004 to $209.4 million in 2008, representing a 69% compound annual growth rate. This growth has been entirely organic.

Approaches to Language Learning

The human brain has a natural capacity to learn languages. Children learn their native language without using rote memorization or adult analytical abilities for grammatical understanding. They learn at their own pace through their immersion in the language spoken around them and using trial and error. They do not rely on translation.

Traditional language instruction has ignored this natural human experience and ability, and has focused on rote memorization, grammar explanation and word translation, often in a classroom setting. Students in this environment may learn a new language sufficiently to pass examinations but often do not achieve conversational fluency. Many students view this method as ineffective and boring. While self-study alternatives are generally more affordable and convenient than classroom instruction, many of them rely on this grammar-translation method, often using passive media such as audio and books, which are not interactive and do not provide feedback.

In contrast, immersion instruction, in which only the target language is spoken, leverages the natural human ability to learn languages. Immersion learning has historically been provided through classroom courses, private lessons and in-country immersion programs. These options, however, are often expensive and require students to commute to classrooms or travel to other countries to obtain the immersion experience.

Our Industry

According to a December 2007 industry analysis we commissioned from The Nielsen Company, a market research firm, the worldwide language learning industry represented more than $83 billion in consumer spending in 2007, of which more than $32 billion was for self-study. According to the Nielsen survey, the language learning industry in the United States, where we generated 95% of our revenue in 2008 and 94% during the six months ended June 30, 2009, represented more than $5 billion in consumer spending in 2007, of which more than $2 billion was for self-study.

The demand for language learning is driven in part by:

  •
  individuals seeking the enjoyment and enrichment brought by learning a language;

  •
  professionals conducting business in a global economy;

  •
  schools seeking to educate their students in local and foreign languages;

  •
  companies training their employees;

  •
  leisure travelers seeking language proficiency for independent international travel;

  •
  armed forces training soldiers to communicate in foreign languages;

  •
  immigrants and expatriates seeking to successfully function in their new environments;

  •
  individuals connecting with their ethnic and family roots; and

  •
  parents supplementing their children's education.

The language learning market is highly fragmented and consists of the following primary models: classroom instruction utilizing the traditional approach of memorization, grammar and translation; immersion-based classroom instruction; self-study books, audio tapes and software that rely on grammar and translation; and free online offerings that provide basic content and opportunities to practice writing and speaking.

We believe that language learners seek a trusted name brand solution that is more convenient and affordable than classroom alternatives, and more effective, interactive and engaging than other self-study options. We believe the combination of these elements is not offered by traditional providers of language instruction.

The Rosetta Stone Solution

Our mission is to change the way people learn languages. We believe our solutions provide an effective way to learn languages in a convenient and engaging manner. Our interactive language learning solutions enable our customers to learn a language on their own schedule and for a price that is significantly lower than most classroom-based or one-on-one tutoring alternatives. Our approach, called Dynamic Immersion, eliminates translation and grammar explanation and is designed to leverage the innate, natural language learning ability that children use to learn their native language. Our proprietary solutions have been developed over the past 16 years by professionals with extensive linguistic, educational and instructional technology expertise. We estimate that our content library consists of more than 25,000 individual photographic images and more than 400,000 professionally recorded sound files. We design the sequencing of our content to optimize learning. The result is a rigorous and complete language learning curriculum that is also designed to be flexible, fun and convenient.

Our language learning solutions are built upon a flexible software platform that supports multiple languages and is deployable on personal computers, on local networks and online. The platform incorporates a number of proprietary technologies that are key to enabling language learning, including:

  •
  speech recognition that is focused on the unique challenges of language learners;

  •
  Adaptive Recall algorithms that repeat content at scheduled intervals to promote long-term retention;

  •
  reporting features and curriculum options designed to enhance the effectiveness and administration of classroom, enterprise and home school learning; and

  •
  an intuitive user interface that assists the learner's transition from listening comprehension to speaking.

Our courses are available in up to five levels of proficiency per language, with each level providing approximately 40 hours of instruction and containing multiple units, lessons and activities. We have four different editions: personal, enterprise, classroom and home school. Each edition utilizes the same core software.

Our innovative solutions have received numerous awards and recognitions, including the 2008 CODiE awards for best corporate learning solution and best instructional solution in other curriculum areas sponsored by the Software & Information Industry Association, the 2008 education product of the year awarded by MacWorld, the 2008 BESSIE multilevel foreign language award for Spanish Levels 1, 2, and 3 awarded by ComputED Gazette in 2008, the 2008 EDDIE Award for our classroom edition as the best foreign language website awarded by ComputED Gazette, the 2007 EDDIE multilevel foreign language award for Chinese levels 1 and 2 and a 2007 multilevel English-as-a-second-language, or ESL, award for English levels 1, 2, and 3 awarded by ComputED Gazette. The CODiE awards are chosen based upon a peer-review of the nominated software solutions and voted on by member entities of the Software & Information Industry Association and independent judges selected by the association. The other awards were determined by the editorial staffs of the various publications.

In July 2009, we introduced Rosetta Stone TOTALe, an online language learning solution that integrates our online courses with coach-led practice sessions, fun and engaging language games, interaction with native speakers and live support from customer service agents.

We also provide an online peer-to-peer practice environment called SharedTalk, at www.sharedtalk.com, where registered language learners meet for language exchange to practice their foreign language skills. During 2008, we had more than 100,000 active SharedTalk users.

Competitive Strengths

We believe our competitive strengths include:

 Advanced Technology-Enabled Language Learning System.    Our proprietary solutions combine effective immersion learning with the benefits of flexibility and interactivity to provide for an efficient and engaging language learning experience. We intend to remain at the forefront of technological and pedagogical advances in language learning.

 Scalable and Adaptable Platform and Content.    Our solutions are designed to be efficiently delivered across multiple languages, systems and geographic markets. For example, we deploy many of the same images and image combinations across multiple languages, which accelerates our ability to add new languages. Because our solutions do not rely upon translation from the target language into the learner's native language, they require only modest localization to be used by learners from other native language backgrounds. This facilitates our ability to sell our existing language courses in new international markets. In addition, our software platform is engineered to work in the same way both online and locally installed, allowing for multiple delivery methods. We also use the same platform for all four editions of our solutions.

 Effective Multi-Channel Marketing and Distribution Model.    Our marketing, sales and distribution efforts are highly integrated and focused on direct interaction with consumers. As a result, we are able to present a tightly controlled and unified message to the marketplace. Our advertising includes a call to action that drives customers directly to our websites and call centers. Our marketing tools and techniques allow us to directly attribute sales results to specific marketing initiatives. We utilize this data to continuously improve the efficiency of our websites, call centers, advertising and media planning and buying. We also operate kiosks, which extend our direct interaction with customers and allow them to experience our solutions with the guidance of one of our product specialists. We operated 183 kiosks as of June 30, 2009. In our institutional markets, our sales efforts are led by our direct sales force. We augment our direct distribution network with select retailers, including Amazon.com, Apple, Barnes & Noble and Borders. We have also recently begun offering our products in a limited number of ZoomShop unmanned automated kiosks.

 Leading and Trusted Brand, with a Differentiated, High-Quality Positioning.    According to the GMI survey, Rosetta Stone is the most recognized brand of language learning solutions in the United States. Additionally, of those surveyed who had an opinion of the brand, over 80% associated the brand with high-quality and effective products and services for teaching foreign languages. We believe we have positioned Rosetta Stone as a premium brand and as a trusted choice for language learning.

 Enthusiastic and Loyal Customer Base.    Our customers exhibit loyalty and enthusiasm for our solutions and many promote sales of our products through word-of-mouth referrals. Our latest survey of our individual customers in the United States, completed in February 2009, revealed that 92% of respondents expressed satisfaction with our solutions, with a satisfaction rating of 6 or higher on a 10-point scale, and 76% have recommended our solutions to one or more individuals. Our latest survey of our institutional customers in the United States, completed in February 2009, revealed that 87% of respondents expressed satisfaction with our solutions, with a satisfaction rating of 6 or higher on a 10-point scale, and 70% have recommended our solutions to other organizations.

 Effective Products.    We believe our solutions are effective. According to a January 2009 study we commissioned from Roumen Vesselinov, Ph.D, visiting assistant professor, Queens College, City University of New York, after 55 hours of study with our Spanish program the average WebCAPE score will be at a level sufficient to fulfill the requirements for one semester of study in a college that offers six semesters of Spanish. Statistically, the study concluded that such an outcome would occur with 95%

confidence. WebCAPE, which stands for Web-based Computer Adaptive Placement Exam, is a standardized test which, according to their website, is used by over 500 colleges and universities for placement. In addition, approximately 64% of the students participating in the study increased their oral proficiency by at least one level on a seven-level scale based on the American Council on the Teaching of Foreign Languages OPIc test, which is used worldwide by academic institutions, government agencies, and private corporations for evaluating oral language proficiency.

Our Strategy

Our goal is to strengthen our position as a leading provider of language learning solutions through the following strategies:

 Extend Our Technological and Product Leadership.    We intend to apply new technologies to maintain our product leadership. We currently are working on a variety of product development initiatives. For example, in July 2009 we introduced Rosetta Stone TOTALe, a new web-based service that extends our existing language courses by offering opportunities for practice with dedicated language conversation coaches and other language learners to increase language socialization, offering online learning games and interaction with native speakers and offering live support from customer service agents. We provide Rosetta Stone TOTALe primarily as a bundle with our software and audio offerings. In addition, we are evaluating opportunities to extend our learning solutions to hand-held devices and we also intend to continue to advance our proprietary software platform and our speech recognition technology.

 Expand Our Core Product Portfolio.    We plan to expand our product portfolio by adding more advanced course levels for our existing languages, new languages and new skill development and remediation courses for advanced language learners. In addition, we believe that there may be opportunities for us to introduce additional language learning solutions containing industry-specific content.

 Increase U.S. Market Share.    To increase our penetration of the U.S. market and expand our brand awareness, we intend to increase our marketing campaigns through the purchase of additional television, print, radio and online advertising, and to explore new media channels. We also intend to continue to add select retail relationships and kiosks. For example, a selection of our solutions has recently become available in Office Depot, Books-A-Million and London Drugs retail outlets. For our institutional business, we expect to expand our direct sales force along with our institutional marketing activities.

 Increase Our Focus on Sizeable Non-U.S. Markets.    We generated approximately 5% of our revenue in 2008 and 6% during the six months ended June 30, 2009 from sales outside the United States. According to the Nielsen survey, over 90% of the $83 billion spent in 2007 on consumer language learning products and services worldwide was spent outside the United States. We therefore believe that there is a significant opportunity for us to expand our business internationally utilizing many of the successful marketing and distribution strategies we have used in the United States.

Risks Associated with Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled "Risk Factors" immediately following this prospectus summary. A decline in demand for our language learning solutions or language learning in general could impair our ability to generate revenue and compromise our profitability, as could the growth of free language learning software and online services and intense competition in our industry. Because approximately 80% of our revenue in 2008 and approximately 78% of our revenue during the six months ended June 30, 2009 was generated from consumer sales, adverse trends in general economic conditions, including retail shopping patterns, may also adversely affect our sales. If we do not keep pace with technological developments and consumer preferences, demand for our products and services could decline.

Corporate Information

We were incorporated in Delaware in December 2005 and acquired our predecessor, Fairfield & Sons, Ltd., in January 2006. Our principal executive offices are located at 1919 North Lynn Street, 7th Floor, Arlington, Virginia 22209 and our telephone number is 800-788-0822. Our corporate website address is www.RosettaStone.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus.

For convenience in this prospectus, "Rosetta Stone," "we," "us," "our" and "Successor" refer to Rosetta Stone Inc. and its subsidiaries, taken as a whole, unless otherwise noted. "Predecessor" refers to Fairfield & Sons, Ltd.

We have a number of registered marks, including Rosetta Stone®, Rosetta World®, Rosetta Stone Language Learning Success® and design, Audio Companion®, Dynamic Immersion®, The Fastest Way to Learn a Language. Guaranteed.®, Adaptive Recall®, Contextual Formation®, the Rosetta Stone blue stone logo and design, Rosettastone.com® and SharedTalk®. We have applied to register our TOTALe, rWorld, Rosetta and the Rosetta Stone blue stone logo and design/Language Learning Success trademarks. This prospectus also contains trademarks and trade names of other companies. All trademarks and trade names appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered by Rosetta Stone	40,000 shares
Common stock offered by the selling stockholders	4,045,000 shares

Total common stock offered	4,085,000 shares

Total common stock to be outstanding after this offering	20,382,252 shares
Use of proceeds	We intend to use the proceeds we receive from this offering primarily to fund the expenses of this offering and we do not anticipate having significant net proceeds remaining after the underwriting discounts and commissions are deducted with respect to the shares we sell and we pay the estimated offering expenses. We will not receive any proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."
Risk factors	See "Risk Factors" for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.
New York Stock Exchange symbol	"RST"

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2009. Such number of shares excludes:

  •
  2,064,260 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2009 with a weighted average exercise price of $9.03 per share;

  •
  8,722 shares of common stock issuable upon the exercise of restricted stock units outstanding as of June 30, 2009; and

  •
  1,899,947 shares of common stock reserved for future issuance under our 2009 Omnibus Incentive Plan.

Unless otherwise indicated, the information in this prospectus reflects and assumes no exercise by the underwriters of their option to purchase up to an additional 612,750 shares of our common stock from some of the selling stockholders to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth a summary of our consolidated statement of operations, balance sheet and other data for the periods indicated. The summary consolidated statement of operations data for the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008 have been derived from Rosetta Stone Inc., or the Successor, audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the period from January 1, 2006 through January 4, 2006 represents the operations of Fairfield & Sons, Ltd., or the Predecessor, all of the outstanding stock of which was acquired by Rosetta Stone Inc. on January 4, 2006, and have been derived from Predecessor audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the six months ended June 30, 2008 and 2009 and the summary consolidated balance sheet data as of June 30, 2009 have been derived from unaudited Successor consolidated financial statements, which are presented elsewhere in this prospectus. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements contained elsewhere in this prospectus.

The Predecessor incurred transaction-related expenses during the period from January 1, 2006 to January 4, 2006 relating to the acquisition by Rosetta Stone Inc. on January 4, 2006. Included in these expenses were $5.9 million related to restricted common stock, $3.1 million in cash bonuses and $1.2 million in acquisition-related bank fees.

	Predecessor	Successor
	Period from January 1, through January 4,	Period from January 4, through December 31,	Year Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	2006	2006	2007	2008	2008	2009
	(in thousands, except per share data)
Statement of Operations Data:
Revenue:
Product	$178	$80,604	$119,897	$184,182	$71,848	$91,512
Subscription and service	94	10,694	17,424	25,198	11,479	15,233

Total revenue	272	91,298	137,321	209,380	83,327	106,745
Cost of revenue:
Cost of product revenue	199	11,549	19,055	26,539	9,998	13,136
Cost of subscription and service revenue	4	992	1,632	2,137	1,083	994

Total cost of revenue	203	12,541	20,687	28,676	11,081	14,130

Gross profit	69	78,757	116,634	180,704	72,246	92,615

Operating expenses:
Sales and marketing	695	45,854	65,437	93,384	39,782	50,759
Research and development	41	8,117	12,893	18,387	8,290	14,944
Acquired in-process research and development	—	12,597	—	—	—	—
General and administrative	142	16,590	29,786	39,577	17,384	33,054
Lease abandonment	—	—	—	1,831	—	—
Transaction-related expenses	10,315	—	—	—	—	—

Total operating expenses	11,193	83,158	108,116	153,179	65,456	98,757

Income (loss) from operations	(11,124)	(4,401)	8,518	27,525	6,790	(6,142)
Other income and expense:
Interest income	—	613	673	454	314	54
Interest expense	—	(1,560)	(1,331)	(891)	(521)	(339)
Other income	3	60	154	239	112	35

Total other income (expense)	3	(887)	(504)	(198)	(95)	(250)

Income (loss) before income taxes	(11,121)	(5,288)	8,014	27,327	6,695	(6,392)
Income tax expense (benefit)	—	(1,240)	5,435	13,435	3,766	(2,295)

Net income (loss)	(11,121)	(4,048)	2,579	13,892	2,929	(4,097)
Preferred stock accretion	—	(159)	(80)	—	—	—

Net income (loss) attributable to common stockholders	$(11,121)	$(4,207)	$2,499	$13,892	2,929	(4,097)

Income (loss) per share attributable to common stockholders:
Basic	$(37,194)	$(2.63)	$1.47	$7.29	$1.56	$(0,42)

Diluted	$(37,194)	$(2.63)	$0.15	$0.82	$0.17	$(0.42)

Unaudited pro forma net income per common share:
Basic				$0.69		$(0.20)

Diluted				$0.67		$(0.20)

Unaudited pro forma common shares and equivalents outstanding:
Basic weighted average shares				20,169		20,209

Diluted weighted average shares				20,680		20,209

Other Data:
Adjusted EBITDA	$(5,181)	$15,332	$17,768	$36,429	$11,020	$16,769

Stock-based compensation expense included in:
Cost of revenue	$—	$1	$2	$2	$1	$11
Sales and marketing	—	59	189	153	69	635
Research and development	—	128	360	482	217	5,375
General and administrative	—	373	776	953	455	14,093
Transaction-related expenses	5,930	—	—	—	—	—

Total stock-based compensation expense	$5,930	$561	$1,327	$1,590	742	20,114

Intangible amortization expense included in:
Cost of revenue	$—	$1,213	$1,227	$13	$13	$—
Sales and marketing	—	4,113	3,596	3,003	1,501	33

Total intangible amortization expense	$—	$5,326	$4,823	$3,016	$1,514	$33

As of June 30, 2009
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$66,173
Total assets	184,873
Deferred revenue	18,220
Long-term debt	—
Total stockholders' equity	136,366

We define adjusted EBITDA as net income (loss) plus net interest expense, income tax expense (benefit), depreciation and amortization, stock-based compensation expense and acquired in-process research and development. Adjusted EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles, or GAAP. The table below provides a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. Our adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate adjusted EBITDA or similarly titled measures in the same manner as we do. We prepare adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments and the reasons we consider them appropriate.

We believe adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

  •
  securities analysts use adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies and we anticipate that our investor and analyst presentations after we are public will include adjusted EBITDA; and

  •
  we adopted SFAS No. 123(R), Share-Based Payment, on January 1, 2006 and recorded stock-based compensation expense of approximately $0.6 million for the period from January 4, 2006 through December 31, 2006, $1.3 million for the year ended December 31, 2007, $1.6 million for the year ended December 31, 2008 and $0.7 million and $20.1 million for the six month periods ended June 30, 2008 and 2009, respectively. For the six months ended June 30, 2009, stock-based compensation expense includes $7.9 million in cash paid to federal, state, and local tax authorities in satisfaction of the withholding obligations associated with the "net issuance" of the stock grants. By comparing our adjusted EBITDA in different periods, our investors can evaluate our operating results without the additional variations caused by stock-based compensation expense, which is not comparable from year to year due to changes in accounting treatment and is a non-cash expense that is not a key measure of our operations.

Our management uses adjusted EBITDA:

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  as a measure of operating performance;

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  to determine a significant portion of management's incentive compensation;

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  for planning purposes, including the preparation of our annual operating budget;

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  to allocate resources to enhance the financial performance of our business;

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  to evaluate the effectiveness of our business strategies; and

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  in communications with our board of directors concerning our financial performance.

Although adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

  •
  adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;

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  adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

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  adjusted EBITDA does not reflect interest expense or interest income;

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  adjusted EBITDA does not reflect cash requirements for income taxes;

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  adjusted EBITDA does not reflect a non-cash component of employee compensation;

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  although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for these replacements;

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  adjusted EBITDA does not reflect acquired in-process research and development charges; and

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  other companies in our industry may calculate adjusted EBITDA or similarly titled measures differently than we do, limiting its usefulness as a comparative measure.

The following table presents a reconciliation of adjusted EBITDA to net income (loss), the most comparable GAAP measure, for each of the periods indicated:

	Predecessor	Successor
	Period from January 1, through January 4,	Period from January 4, through December 31,	Year Ended December 31,	Year Ended December 31,	Six Months Ended June 30,
	2006	2006	2007	2008	2008	2009
	(in thousands)
Reconciliation of adjusted EBITDA to net income (loss):
Net income (loss)	$(11,121)	$(4,048)	$2,579	$13,892	$2,929	$(4,097)
Interest expense, net	—	947	658	437	207	285
Income tax expense (benefit)	—	(1,240)	5,435	13,435	3,766	(2,295)
Depreciation and amortization	10	6,515	7,769	7,075	3,376	2,494
Stock-based compensation and IPO-related compensation	5,930	561	1,327	1,590	742	20,382
Acquired in-process research and development	—	12,597	—	—	—	—

Adjusted EBITDA	$(5,181)	$15,332	$17,768	$36,429	$11,020	$16,769

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before deciding to invest in shares of our common stock. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.

Risks Related to Our Business

Because we generate all of our revenue from language learning solutions, a decline in demand for our language learning solutions or for language learning solutions in general could cause our revenue to decline.

        We generate substantially all of our revenue from our language learning solutions, and we expect that we will continue to depend upon language learning solutions for substantially all of our revenue in the foreseeable future. Because we are dependent on our language learning solutions, factors such as changes in consumer preferences for these products may have a disproportionately greater impact on us than if we offered multiple product categories. If consumer interest in our language learning software products declines, or if consumer interest in learning foreign languages in general declines, we would likely experience a significant loss of sales. Some of the potential developments that could negatively affect interest in and demand for language learning software products include:

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  a decline in international travel;

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  changes in U.S. laws or policies making it more difficult for foreign persons to visit or take up residence in the United States; and

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  a reduction in the roles of the U.S. armed forces or other governmental agencies in foreign countries.

Because a substantial portion of our revenue is generated from our consumer business, if we fail to accurately forecast consumer demand and trends in consumer preferences, our Rosetta Stone brand, sales and customer relationships may be harmed.

        Demand for our language learning software products and related services, and for consumer products and services in general, is subject to rapidly changing consumer demand and trends in consumer preferences. Therefore, our success depends upon our ability to:

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  identify, anticipate, understand and respond to these trends in a timely manner;

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  introduce appealing new products and performance features on a timely basis;

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  anticipate and meet consumer demand for additional languages and learning levels;

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  effectively position and market our products and services;

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  identify and secure cost-effective means of marketing our products to reach the appropriate consumers;

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  identify cost-effective sales distribution channels, kiosk locations and other sales outlets where interested consumers will buy our products;

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  anticipate and respond to consumer price sensitivity and pricing changes of competitive products; and

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  identify and successfully implement ways of building brand loyalty and reputation.

        A decline in consumer demand for our solutions, or any failure on our part to satisfy changing consumer preferences, could harm our business and profitability.

We depend on discretionary consumer spending in the consumer segment of our business. Continued adverse trends in general economic conditions, including retail shopping patterns, airport traffic or consumer confidence, may compromise our ability to generate revenue.

        The success of our business depends to a significant extent upon discretionary consumer spending, which is subject to a number of factors, including general economic conditions, consumer confidence, employment levels, business conditions, interest rates, availability of credit, inflation and taxation. The United States is in an economic downturn. Continued weak economic conditions and further adverse trends in any of these economic indicators may cause consumer spending to decline further, which could hurt our sales and profitability. We depend on the continued popularity of malls as shopping destinations and the ability of mall anchor tenants and other attractions to generate customer traffic for our retail mall-based kiosks. We also depend on continued airline travel to generate traffic for our retail kiosks located in airports. Decreases in mall or airport traffic adversely affect the sales from our kiosks and our profitability and financial condition. In addition, an increase in the taxation of online sales could result in reduced online purchases or reduced margins on such sales. Furthermore, consumers may defer purchases of our solutions in anticipation of new products or new versions from us or our competitors.

Intense competition in our industry may hinder our ability to generate revenue and may diminish our margins.

        The market for foreign language learning solutions is rapidly evolving, highly fragmented and intensely competitive, and we expect both product and pricing competition to persist and intensify. Increased competition could cause reduced revenue, price reductions, reduced gross margins and loss of market share. Our competitors include Berlitz International Inc., Simon & Schuster, Inc. (Pimsleur), a subsidiary of CBS Corporation, Random House Ventures LLC (Living Language), Disney Publishing Worldwide, a subsidiary of Walt Disney Company, and McGraw-Hill Education, a subsidiary of The McGraw-Hill Companies. Many of our current and potential competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources than we do, as well as greater name recognition worldwide. The resources of these competitors also may enable them to respond more rapidly to new or emerging technologies and changes in customer requirements, reduce prices to win new customers and offer free language learning software or online services. We may not be able to compete successfully against current or future competitors.

        As the market for foreign language solutions continues to develop, a number of other companies with greater resources than ours could attempt to enter the market or increase their presence by acquiring or forming strategic alliances with our competitors or our distributors or by introducing their own competing products. These companies and their products may be superior to any of our current competition. We may not have the financial resources, technical expertise, marketing, distribution or support capabilities to compete effectively with any of these new entrants to the market.

        As we continue to expand into foreign markets, we expect that we will experience competition from local foreign language learning companies that have strong brand recognition and more experience in selling to local consumers and a better understanding of local marketing, sales channels and consumer preferences.

        Our success will depend on our ability to adapt to these competitive forces, to adapt to technological advances, to develop more advanced products more rapidly and less expensively than our competitors, to continue to develop an international sales network, to adapt to changing consumer preferences and to educate potential customers about the benefits of using our solutions rather than our competitors' products and services. Existing or new competitors could introduce new products and services with superior features and functionality at lower prices. This could impair our ability to sell our products and services.

Demand for paid language learning solutions such as ours could decline if effective language learning solutions become available for free.

        Presently there are a number of free online language websites offering limited vocabulary lists and grammar explanations and tips. In addition, there are some online services offering limited free lessons and learning tools, including one sponsored by the U.S. Department of Education to help immigrants learn English. Many of these websites offer free language practice opportunities with other language learners. If these free products become more sophisticated and competitive or gain widespread acceptance by the public, demand for our solutions could decline.

Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing expenditures.

        Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing expenditures, including our ability to:

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  create greater awareness of our brands and our language learning solutions;

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  select the right market, media and specific media vehicle in which to advertise;

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  identify the most effective and efficient level of spending in each market, media and specific media vehicle;

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  determine the appropriate creative message and media mix for advertising, marketing and promotional expenditures;

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  effectively manage marketing costs, including creative and media expenses, in order to maintain acceptable customer acquisition costs;

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  drive traffic to our websites, call centers, kiosks and distribution channels; and

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  convert customer inquiries into actual orders.

        Our planned marketing expenditures may not result in increased revenue or generate sufficient levels of product and brand name awareness, and we may not be able to increase our net sales at the same rate as we increase our advertising expenditures.

        Much of our radio, television and print advertising has been through the purchase of "remnant" advertising segments. These segments are random time slots and publication dates that have remained unsold and are offered at discounts to advertisers who are willing to be flexible with respect to time slots. There is a limited supply of this type of advertising and the availability of such advertising may decline or the cost of such advertising may increase. In addition, if we increase our marketing budget we cannot assure you that we can increase the amount of remnant advertising at the discounted prices we have obtained in the past. If any of these events occur, we may be forced to purchase time slots and publication dates at higher prices, which will increase our costs.

Our business depends on our Rosetta Stone brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed.

        We believe that market awareness of our Rosetta Stone brand in the United States has contributed significantly to the success of our business. We also believe that maintaining and enhancing the Rosetta Stone brand is critical to maintaining our competitive advantage. As we continue to grow in size, expand our products and services and extend our geographic reach, maintaining the quality and consistency of our language learning solutions, and thus the quality of our brand, may be more difficult. In addition, software piracy and trademark infringement may harm our Rosetta Stone brand by undermining our reputation for quality software programs.

We depend on search engines and other online sources to attract visitors to our websites, and if we are unable to attract these visitors and convert them into customers in a cost-effective manner, our business and financial results may be harmed.

        Our success depends on our ability to attract online consumers to our websites and convert them into customers in a cost-effective manner. We depend, in part, on search engines and other online sources for our website traffic. We are included in search results as a result of both paid search listings, where we purchase specific search terms that will result in the inclusion of our listing, and algorithmic searches that depend upon the searchable content on our sites. Search engines and other online sources revise their algorithms from time to time in an attempt to optimize their search results.

        If one or more of the search engines or other online sources on which we rely for website traffic were to modify its general methodology for how it displays our websites, resulting in fewer consumers clicking through to our websites, our sales could suffer. If any free search engine on which we rely begins charging fees for listing or placement, or if one or more of the search engines or other online sources on which we rely for purchased listings, modifies or terminates its relationship with us, our expenses could rise, we could lose customers and traffic to our websites could decrease.

Our expansion into international markets may not succeed and imposes special risks.

        International sales accounted for approximately 5% of our revenue for the years ended December 31, 2008 and the six months ended June 30, 2009. Our business strategy contemplates continued expansion into international markets. We are currently expanding our direct sales channels in Europe and Asia. In addition, we are expanding our indirect sales channels in Europe, Asia and Latin America through retailer and distributor arrangements with third parties. If we are unable to expand our international operations successfully and in a timely manner, our ability to pursue our growth strategy will be impaired. Such expansion may be more difficult or take longer than we anticipate, and we may not be able to successfully market, sell, deliver and support our products and services internationally.

        Our international operations and our efforts to increase sales in international markets are subject to a number of risks that are in addition to or different than those affecting our U.S. operations, including:

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  difficulty in staffing and managing geographically dispersed operations and culturally diverse work forces and increased travel, infrastructure and legal compliance costs associated with multiple international locations;

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  competition from local foreign language software providers and preferences for local products in some regions;

  •
  expenses associated with customizing products, support services and websites for foreign countries;

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  inability to identify an effective and efficient level of advertising, marketing and promotional expenditures in order to maintain acceptable customer acquisition costs;

  •
  difficulties with providing appropriate and appealing products to suit consumer preferences and capabilities in these markets, such as the potential need to customize English language software solutions for local markets;

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  difficulties with establishing successful kiosk sales channels;

  •
  inability to successfully develop relationships with significant retailers and distributors;

  •
  potential political and economic instability in some regions;

  •
  potential unpredictable changes in foreign government regulations;

  •
  legal and cultural differences in the conduct of business;

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  import and export license requirements, tariffs, taxes and other trade barriers;

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  inflation and fluctuations in currency exchange rates;

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  potentially adverse tax consequences;

  •
  difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

  •
  the burden and difficulties in complying with a wide variety of U.S. and foreign laws, regulations, trade standards, treaties and technical standards, including the Foreign Corrupt Practices Act;

  •
  difficulty in protecting our intellectual property and the high incidence of software piracy in some regions;

  •
  costs and delays in downsizing foreign work forces as a result of differing employment and other laws;

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  protectionist laws and business practices that favor local competitors; and

  •
  uncertainty regarding liability for information retrieved and replicated in foreign countries.

        The effects of any of the risks described above could reduce our future revenue from our international operations and could harm our overall business, revenue and financial results.

Our expansion into new web-based services may not succeed and may harm our business, financial results and reputation.

        We are developing new web-based services, such as Rosetta Stone TOTALe, that extend our existing language learning solutions with opportunities for practice including with dedicated language conversation coaches and other language learners to increase language socialization. We expect to provide these web-based services primarily as a bundle with our software and audio offerings. At the same time, we expect to provide augmented, free peer-to-peer language practice, building on our existing success with www.sharedtalk.com. We will devote capital, personnel and management attention to developing these new services. These services will present new management and marketing challenges that differ from the challenges we face in our existing business. We cannot assure you that these services will be successful or that they will be profitable, or if they are profitable, that they will provide an adequate return on capital expended. If we are not successful in developing these new services, our business, financial results and reputation may be harmed.

Product returns could exceed our estimates, which would diminish our reported revenue.

        We offer consumers who purchase our packaged software and audio practice products directly from us an unconditional full money-back six-month guarantee. We also permit some of our retailers and distributors to return packaged products, subject to limitations. For the year ended December 31, 2008 and the six months ended June 30, 2009, sales returns were approximately 6.1% and 6.5% of total revenue, respectively. We establish revenue reserves for packaged product returns based on historical experience, estimated channel inventory levels and the timing of new product introductions and other factors. If packaged product returns exceed our reserve estimates, the excess would offset reported revenue, which could hurt our reported financial results.

If the recognition by schools and other institutions of the value of technology-based education does not continue to grow, our ability to generate revenue from institutions could be impaired.

        Our success depends in part upon the continued adoption by institutions and potential customers of technology-based education initiatives. Some academics and educators oppose online education in principle and have expressed concerns regarding the perceived loss of control over the education process that can result from offering courses online. If the acceptance of technology-based education does not grow our ability to continue to grow our institutional business could be impaired.

If there are changes in the spending policies or budget priorities for government funding of colleges, universities, schools, other education providers, armed forces or government agencies, we could lose revenue.

        Many of our institutional customers are colleges, universities, primary and secondary schools, other education providers, armed forces and government agencies who depend substantially on government funding. Accordingly, any general decrease, delay or change in federal, state or local funding for colleges, universities, primary and secondary schools, or other education providers or for armed forces or government agencies that use our products and services could cause our current and potential customers to reduce their purchases of our products and services, to exercise their right to terminate licenses, or to decide not to renew licenses, any of which could cause us to lose revenue. In addition, a specific reduction in governmental funding support for products such as ours would also cause us to lose revenue and could hurt our overall gross margins.

Some of our institutional business faces a lengthy and unpredictable sales cycle for our solutions, which could delay new sales.

        We face a lengthy sales cycle between our initial contact with some potential institutional customers and the signing of license agreements with these customers. As a result of this lengthy sales cycle, we have only a limited ability to forecast the timing of such institutional sales. A delay in or failure to complete license transactions could cause us to lose revenue, and could cause our financial results to vary significantly from quarter to quarter. Our sales cycle varies widely, reflecting differences in our potential institutional customers' decision-making processes, procurement requirements and budget cycles, and is subject to significant risks over which we have little or no control, including:

  •
  customers' budgetary constraints and priorities;

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  the timing of our customers' budget cycles;

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  the need by some customers for lengthy evaluations that often include both their administrators and faculties; and

  •
  the length and timing of customers' approval processes.

If we are unable to continually enhance our products and services and adapt them to technological changes and customer needs, including the emergence of new computing devices and more sophisticated online services, we may lose market share and revenue and our business could suffer.

        We need to anticipate, develop and introduce new products, services and applications on a timely and cost-effective basis that keeps pace with technological developments and changing customer needs. For example, the number of individuals who access the internet through devices other than a personal computer, such as personal digital assistants, mobile telephones, televisions and set-top box devices, has increased dramatically, and this trend is likely to continue. Our products and services were designed for rich, graphical environments such as those available on desktop and laptop computers. The lower resolution, functionality and memory associated with alternative devices currently available may make the use of our products and services through such devices difficult. Because each manufacturer or distributor may establish unique technical standards for its devices, our products and services may not work or be viewable on these devices. We have no experience to date in operating versions of our products and services developed or optimized for users of alternative devices, and new devices and new platforms are continually being released. Accordingly, it is difficult to predict the problems we may encounter in developing versions of our products and services for use on these alternative devices, and we may need to devote significant resources to the creation, support and maintenance of such versions. If we fail to develop or sell products and services that respond to these or other technological developments and changing customer needs cost effectively, we may lose market share and revenue and our business could suffer.

If we fail to manage our growth effectively, we may experience difficulty in filling purchase orders, declines in product and service quality and customer satisfaction, increased costs or disruption in our operations.

        We have experienced rapid growth in our business in recent periods, which has strained our managerial, operational, financial and other resources. We anticipate that continued growth of our operations will be required to satisfy increasing consumer and institutional demand and to avail ourselves of new market opportunities. The expanding scope of our business and growth in the number of our employees, customers and sales locations will continue to place a significant strain on our management team, information technology systems and other resources. To properly manage our growth, we need to hire and retain personnel, upgrade our existing operational, management and financial and reporting systems, including warehouse management and inventory control, improve our business processes and controls and identify and develop relationships with additional retailers and distributors. We may also be required to expand our distribution facilities and our operational facilities or add new facilities, which could require significant capital expenditures. Failure to effectively manage our growth in a cost-effective manner could result in difficulty in filling purchase orders, declines in product and service quality and customer satisfaction, increased costs or disruption of our operations.

        Our rapid growth also makes it difficult for us to adequately predict the expenditures we will need to make in the future. If we do not make the necessary overhead expenditures to accommodate our future growth, we may not be successful in executing our growth strategy.

Our revenue is subject to seasonal and quarterly variations, which could cause our financial results to fluctuate significantly.

        We have experienced, and we believe we will continue to experience, substantial seasonal and quarterly variations in our revenue and net income. These variations are primarily related to increased sales of our products and services to consumers in the fourth quarter during the holiday selling season as well as higher sales to governmental and educational institutions in the second and third quarters. We sell to a significant number of our retailers, distributors and institutional customers on a purchase order basis and we receive orders when these customers need products and services. As a result, their orders are typically not evenly distributed throughout the year. Our quarterly results of operations also may fluctuate significantly as a result of a variety of other factors, including the timing of holidays and advertising initiatives, changes in our products, services and advertising initiatives and changes in those of our competitors. Budgetary constraints of our institutional customers may also cause our quarterly results to fluctuate.

        As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our results of operations between different quarters are not necessarily meaningful and that these comparisons are not reliable as indicators of our future performance. In addition, these fluctuations could result in volatility and adversely affect our cash flows. As our business grows, these seasonal fluctuations may become more pronounced. Any seasonal or quarterly fluctuations that we report in the future may differ from the expectations of market analysts and investors. This could cause the price of our common stock to fluctuate significantly.

Because a significant portion of our sales are made to or through retailers and distributors, none of which have any obligation to sell our products, the failure or inability of these parties to sell our products effectively could hurt our revenue growth and profitability.

        We rely on retailers and distributors, together with our direct sales force, to sell our products. Our sales to retailers are highly concentrated on a small group, including Amazon.com, Apple, Barnes & Noble and Borders. We expect that our arrangements with these retailers and distributors will continue to generate significant revenue for us. Sales to or through our retailers and distributors accounted for approximately 17% and 14% of our revenue for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively.

        We have no control over the amount of products that these retailers purchase from us or sell on our behalf, we do not have long-term contracts with any of them, and they have no obligation to offer or sell our products or to give us any particular shelf space or product placement within their stores. Thus, there is no guarantee that this source of revenue will continue at the same level as it has in the past or that these retailers will not promote competitors' products over our products or enter into exclusive relationships with competitors. Any material adverse change in the principal commercial terms, material decrease in the volume of sales generated by our larger retailers or distributors or major disruption or termination of a relationship with these retailers and distributors could result in a potentially significant decline in our revenue and profitability. Furthermore, product display locations and promotional activities that retailers undertake can affect the sales of our products. The fact that we also sell our products directly could cause retailers or distributors to reduce their efforts to promote our products or stop selling our products altogether. In addition, if one or more of such retailers or distributors were unable to meet their obligations with respect to accounts payable to us, we could be forced to write off such accounts.

Substantially all of our inventory is located in one warehouse facility. Any damage or disruption at this facility could cause significant financial loss, cause us to lose revenue and harm our reputation.

        Substantially all of our inventory is located in one warehouse facility. We could experience significant interruption in the operation of this facility or damage or destruction of our inventory due to natural disasters, accidents, failures of the inventory locator or automated packing and shipping systems or other events. If a material portion of our inventory were to be damaged or destroyed, we might be unable to meet our contractual obligations which could cause us significant financial loss, cause us to lose revenue and harm our reputation.

The loss of key personnel or the failure to attract and retain highly qualified personnel could compromise our ability to effectively manage our business and pursue our growth strategy.

        Our future performance depends on the continued service of our key technical, development, sales, services and management personnel. We rely on our executive officers and senior management to execute our existing business plans and to identify and pursue new opportunities. We rely on our technical and development personnel for product innovation. We generally do not have employment agreements with our personnel and, therefore, they could terminate their employment with us at any time. The loss of key employees could result in significant disruptions to our business, and the integration of replacement personnel could be costly and time consuming, could cause additional disruptions to our business, and could be unsuccessful. We do not carry key person life insurance covering any of our employees.

        Our future success also depends on our continued ability to attract and retain highly qualified technical, development, sales, services and management personnel. Competition for such personnel is intense, and we may fail to retain our key employees or attract or retain other highly qualified personnel in the future. Many of our employees are located in Harrisonburg, Virginia, a city that does not have a large pool of qualified replacement personnel. The lack of qualified local replacement personnel may make it more difficult to quickly find replacement personnel and may increase the costs of identifying and relocating replacement personnel to Harrisonburg.

        In addition, wage inflation and the cost of retaining our key personnel in the face of competition for such personnel may increase our costs faster than we can offset these costs with increased prices or increased sales volume.

If we are unable to hire, train, motivate and retain sales personnel to staff our kiosks, or to identify suitable locations and negotiate site licenses on acceptable terms, we could lose revenue, our costs could increase and profitability could decline.

        As of December 31, 2006, we had 81 kiosks selling our products directly to consumers. As of June 30, 2009, we had increased the number of kiosks selling our products to 183. In order to successfully grow this sales channel we must be able to hire, train, motivate and retain sales personnel to staff these kiosks. These kiosks are small and widely dispersed, and, as such, are operated without substantial hands-on management or oversight by us. As a result, we depend on our kiosk sales personnel to effectively manage sales, customer issues and reporting of financial transactions from these kiosks. The opening and success of new kiosks will depend upon various additional factors, including our ability to identify suitable locations and our ability to negotiate site licenses on acceptable terms and labor costs. Specifically, we must identify and negotiate cost-effective site licenses for kiosk locations that will generate sufficient consumer demand. Many of these site licenses contain terms and conditions that are highly favorable to licensors including allowing licensors to cancel them on short notice, sometimes as little as thirty days, and broad indemnification terms in favor of licensors. If competition for kiosk space increases, license rates may increase and other terms may become even less favorable to us, resulting in lower profitability. Our failure to properly manage the expansion of this sales channel could cause us to lose revenue and increase our expenses.

Failure to maintain the availability of the systems, networks, databases and software required to operate and deliver our internet-based products and services could damage our reputation and cause us to lose revenue.

        We rely on internal systems and external systems, networks and databases maintained by us and third-party providers to process customer orders, handle customer service requests, and host and deliver our internet-based language learning solutions, including our online language courses and Rosetta Stone TOTALe, and our SharedTalk online peer-to-peer collaborative and interactive community. Any damage, interruption or failure of our systems, networks and databases could prevent us from processing customer orders and result in degradation or interruptions in delivery of our products and services. Notwithstanding our efforts to protect against interruptions in the availability of our e-commerce websites and internet-based products and services, we do occasionally experience unplanned outages or technical difficulties. In addition, we do not have complete redundancy for all of our systems. We do not maintain real-time back-up of all of our data, and in the event of system disruptions, we could experience loss of data which could cause us to lose customers and could harm our reputation and cause us to face unexpected liabilities and expenses. If we continue to expand our business, we will put additional strains on these systems. We may also need to grow, reconfigure or relocate our data centers in response to changing business needs, which may be costly and lead to unplanned disruptions of service.

        We have several patent applications on file. However, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if patents are issued from our patent applications, which is not certain, they may be contested, circumvented or invalidated in the future. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to our own now or in the future. In addition, we have not emphasized patents as a source of significant competitive advantage and have instead sought to primarily protect our proprietary rights under laws affording protection for trade secrets, copyright and trademark protection of our products, brands, trademarks and other intellectual property where available and appropriate. However, all of these measures afford only limited protection and may be challenged, invalidated or circumvented by third parties. In addition, these protections may not be adequate to prevent our competitors or customers from copying or reverse-engineering our products. Third parties could copy all or portions of our products or otherwise obtain, use, distribute and sell our proprietary information without authorization. Third parties may also develop similar or superior technology independently by designing around our intellectual property, which would decrease demand for our products. In addition, our patents may not provide us with any competitive advantages and the patents of others may seriously impede our ability to conduct our business.

Our possession and use of personal information presents risks and expenses that could harm our business. Unauthorized disclosure or manipulation of such data, whether through breach of our network security or otherwise, could expose us to costly litigation and damage our reputation.

        Maintaining our network security is of critical importance because our online e-commerce systems and our online administration tools for our institutional business store proprietary and confidential customer, employee and other sensitive data, such as names, addresses, other personal information and credit card numbers. We and our vendors use commercially available encryption technology to transmit personal information when taking orders. We use security and business controls to limit access and use of personal information. However, third parties may be able to circumvent these security and business measures by developing and deploying viruses, worms and other malicious software programs that are designed to attack or attempt to infiltrate our systems and networks. In addition, employee error, malfeasance or other errors in the storage, use or transmission of personal information could result in a breach of customer or employee privacy. We employ contractors and temporary and part-time employees who may have access to the personal information of customers and employees. It is possible such individuals could circumvent our controls, which could result in a breach of customer or employee privacy.

        Possession and use of personal information in conducting our business subjects us to legislative and regulatory burdens that could require notification of data breach, restrict our use of personal information and hinder our ability to acquire new customers or market to existing customers. We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

        If third parties improperly obtain and use the personal information of our customers or employees, we may be required to expend significant resources to resolve these problems. A major breach of our network security and systems could have serious negative consequences for our businesses, including possible fines, penalties and damages, reduced customer demand for our products and services, harm to our reputation and brand and loss of our ability to accept and process customer credit card orders.

We are exposed to risks associated with credit card and payment fraud and with credit card processing, which could cause us to lose revenue.

        Many of our customers use credit cards or automated payment systems to pay for our products and services. We have suffered losses, and may continue to suffer losses, as a result of orders placed with fraudulent credit cards or other fraudulent payment data. For example, under current credit card practices, we may be liable for fraudulent credit card transactions if we do not obtain a cardholder's signature, a frequent practice in internet sales. We employ technology solutions to help us detect fraudulent transactions. However, the failure to detect or control payment fraud could cause us to lose sales and revenue.

Any significant interruptions in the operations of our call center or third-party call centers could cause us to lose sales and disrupt our ability to process orders and deliver our solutions in a timely manner.

        We rely on both an in-house call center and third-party call centers to sell our solutions, respond to customer service and technical support requests and process orders. Any significant interruption in the operation of these facilities, including an interruption caused by our failure to successfully expand or upgrade our systems or to manage these expansions or upgrades, could reduce our ability to receive and process orders and provide products and services, which could result in lost and cancelled sales and damage to our brand and reputation.

        As we grow, we will need more capacity from those existing call centers or we will need to identify and contract with new call centers. We may not be able to continue to locate and contract for call center capacity on favorable terms, or at all. Additionally, the rates those call centers charge us may increase or those call centers may not continue to provide service at the current levels.

        We structure our marketing and advertising to drive potential customers to our call centers and websites to purchase our solutions. If our call center operators do not convert inquiries into sales at expected rates, our ability to generate revenue could be impaired. Training and retaining qualified call center operators is challenging due to the expansion of our product and service offerings and the seasonality of our business. If we do not adequately train our call center operators, they will not convert inquiries into sales at an acceptable rate.

        Our call center employs a large number of personnel and historically has been subject to a high turnover rate among employees. We may have to terminate employees from time to time as our business changes and labor demands shift among our facilities. Any significant increase in labor costs, deterioration of employee relations, slowdowns or work stoppages at any of our locations, employee turnover or otherwise, could harm our business and profitability. In addition, high employee turnover could increase our exposure to employee-related litigation. Likewise, the third-party call centers we utilize face similar issues.

If any of our products contain defects or errors or if new product releases or services are delayed, our reputation could be harmed, resulting in significant costs to us and impairing our ability to sell our solutions.

        If our products contain defects, errors or security vulnerabilities, our reputation could be harmed, which could result in significant costs to us and impair our ability to sell our products in the future. In the past, we have encountered product development delays due to errors or defects. We would expect that, despite our testing, errors will be found in new products and product enhancements in the future. Significant errors in our products or services could lead to, among other things:

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  delays in or loss of market acceptance of our products and services;

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  diversion of our resources;

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  a lower rate of license renewals or upgrades for consumer and institutional customers;

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  injury to our reputation; or

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  increased service expenses or payment of damages.

        In addition, we could face claims for product liability, tort or breach of warranty. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and adversely affect the market's perception of us and our products and services. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms, or at all, we could face significant financial losses.

Our sales to U.S. government agencies and armed forces subject us to special risks that could adversely affect our business.

        For the year ended December 31, 2008 and the six months ended June 30, 2009, we derived approximately 4% and 5%, respectively, of our revenue from sales to U.S. government agencies and armed forces. Government sales entail a variety of risks including:

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  government contracts are subject to the approval of appropriations by the United States Congress to fund the expenditures by the agencies under these contracts. Congress often appropriates funds for government agencies on a yearly basis, even though their contracts may call for performance over a number of years;

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  our products and services are included on a General Services Administration, or GSA, schedule. The loss of the GSA schedule covering our software products and related services could cause us to lose our ability to sell our products and services to U.S. government customers;

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  we must comply with complex federal procurement laws and regulations in connection with government contracts, which may impose added costs on our business; and

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  federal government contracts contain provisions and are subject to laws and regulations that provide government customers with rights and remedies not typically found in commercial contracts. These rights and remedies allow government clients, among other things, to terminate existing contracts, with short notice, for convenience without cause, reduce or modify contracts or subcontracts, and claim rights in products, systems, and technology produced by us.

If we fail to effectively upgrade our information technology systems, we may not be able to accurately report our financial results or prevent fraud.

        As part of our efforts to continue improving our internal control over financial reporting, we plan to continue to upgrade our existing financial information technology systems in order to automate several controls that are currently performed manually. We may experience difficulties in transitioning to these upgraded systems, including loss of data and decreases in productivity, as personnel become familiar with these new systems. In addition, our management information systems will require modification and refinement as we grow and as our business needs change, which could prolong difficulties we experience with systems transitions, and we may not always employ the most effective systems for our purposes. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our management information systems or respond to changes in our business needs, we may not be able to effectively manage our business and we may fail to meet our reporting obligations. In addition, as a result of the automation of these manual processes, the data produced may cause us to question the accuracy of previously reported financial results.

Our software products must interoperate with computer operating systems of our institutional customers. If we are unable to ensure that our products interoperate properly with institutional customer systems, our business could be harmed.

        Our products must interoperate with our institutional customers' computer systems, including student learning management systems. As a result, we must continually ensure that our products interoperate properly with these systems. Changes in operating systems, the technologies we incorporate into our products or the computer systems our institutional customers use may damage our business.

As our product and service offerings become more complex, our reported revenue may become less predictable.

        Our planned expansion of products and services will generate more varied sources of revenue than our existing business. The accounting policies that apply to these sources of revenue may be more complex than those that apply to our traditional products and services. In addition, we may change the manner in which we sell our software licenses, and such change could cause delays in revenue recognition in accordance with accounting standards. Under these accounting standards, even if we deliver products and services to, and collect cash from, a customer in a given fiscal period, we may be required to defer recognizing revenue from the sale of such product or service until a future period when all the conditions necessary for revenue recognition have been satisfied. Conditions that can cause delays in revenue recognition include software arrangements that have undelivered elements for which we have not yet established vendor specific objective evidence of fair value, requirements that we deliver services for significant enhancements or modifications to customize our software for a particular customer or material customer acceptance criteria.

Many of our expenses are fixed and many are based, in significant part, on our expectations of our future revenue and are incurred prior to the sale of our products and services. Therefore, any significant decline in revenue for any period could have an immediate negative impact on our margins, net income and financial results for the period.

        Our expense levels are based, in significant part, on our estimates of future revenue and many of these expenses are fixed in the short term. As a result, we may be unable to adjust our spending in a timely manner if our revenue falls short of our expectations. Accordingly, any significant shortfall of revenue in relation to our estimates could have an immediate negative effect on our profitability. In addition, as our business grows, we anticipate increasing our operating expenses to expand our product development, technical support, sales and marketing and administrative organizations. Any such expansion could cause material losses to the extent we do not generate additional revenue sufficient to cover the additional expenses.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed.

        From time to time, we may seek additional equity or debt financing to provide for the capital expenditures required to finance working capital requirements, continue our expansion, develop new products and services or make acquisitions or other investments. In addition, if our business plans change, general economic, financial or political conditions in our markets change, or other circumstances arise that have a material effect on our cash flow, the anticipated cash needs of our business as well as our conclusions as to the adequacy of our available sources of capital could change significantly. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business or to develop new business at the rate desired and our results of operations may suffer.

Risks Related to Intellectual Property Rights

Protection of our intellectual property is limited, and any misuse of our intellectual property by others, including software piracy, could harm our business, reputation and competitive position.

        Our intellectual property is important to our success. We believe our trademarks, copyrights, trade secrets, pending patents, trade dress and designs are valuable and integral to our success and competitive position. To protect our proprietary rights, we rely on a combination of copyrights, trademarks, trade secret laws, confidentiality procedures, contractual provisions and technical measures.

        We protect our products, trade secrets and proprietary information, in part, by requiring all of our employees to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while employed by us. We also enter into non-disclosure agreements with our technical consultants, customers, vendors and resellers to protect our confidential and proprietary information. We cannot assure you that our confidentiality agreements with our employees, consultants and other third parties will not be breached, that we will be able to effectively enforce these agreements, that we will have adequate remedies for any breach, or that our trade secrets and other proprietary information will not be disclosed or will otherwise be protected.

        We rely on contractual and license agreements with third parties in connection with their use of our products and technology. There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights, in part because we rely, in many instances, on "click-wrap" and "shrink-wrap" licenses, which are not negotiated or signed by individual licensees. Accordingly, some provisions of our licenses, including provisions protecting against unauthorized use, copying, transfer, resale and disclosure of the licensed software program, may be unenforceable under the laws of several jurisdictions.

        Protection of trade secret and other intellectual property rights in the markets in which we operate and compete is highly uncertain and may involve complex legal questions. The laws of countries in which we operate may afford little or no protection to our trade secrets and other intellectual property rights. Although we defend our intellectual property rights and combat unlicensed copying and use of software and intellectual property rights through a variety of techniques, preventing unauthorized use or infringement of our intellectual property rights is inherently difficult. Despite our enforcement efforts against software piracy, we lose significant revenue due to illegal use of our software. If piracy activities increase, it may further harm our business.

        We also expect that the more successful we are, the more likely that competitors will try to illegally use our proprietary information and develop products that are similar to ours, which may infringe on our proprietary rights. In addition, we could potentially lose future trade secret protection for our source code if any unauthorized disclosure of such code occurs. The loss of future trade secret protection could make it easier for third parties to compete with our products by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our confidential information and trade secret protection. If we are unable to protect our proprietary rights or if third parties independently develop or gain access to our or similar technologies, our business, revenue, reputation and competitive position could be harmed.

Third-party use of our trademarks as keywords in internet search engine advertising programs may direct potential customers to competitors' websites, which could harm our reputation and cause us to lose sales.

        Competitors and other third parties purchase our trademarks and confusingly similar terms as keywords in internet search engine advertising programs and in the header and text of the resulting sponsored link advertisements in order to divert potential customers to their websites. Preventing such unauthorized use is inherently difficult. If we are unable to protect our trademarks and confusingly similar terms from such unauthorized use, competitors and other third parties may continue to drive potential online customers away from our websites to competing websites, which could harm our reputation and cause us to lose sales.

Our trademarks are limited in scope and geographic coverage and may not significantly distinguish us from our competition.

        We own several federal trademark registrations, including the Rosetta Stone mark, hold common law trademark rights and have federal trademark applications pending in the United States and abroad for additional trademarks. Even if federal registrations are granted to us, our trademark rights may be challenged. It is also possible that our competitors will adopt trademarks similar to ours, thus impeding our ability to build brand identity and possibly leading to customer confusion. In fact, various third parties have registered trademarks that are similar to ours in the United States and overseas. We could incur substantial costs in prosecuting or defending trademark infringement suits. If we fail to effectively enforce our trademark rights, our competitive position and brand recognition may be diminished.

        We have registered Rosetta Stone as a trademark for language learning in several countries. However, we have been precluded from registering this trademark in some Asian countries because third parties have previously registered the trademark or have registered similar trademarks. As a result, we have been marketing our products and services under our Rosetta World brand in some Asian countries, thus compromising our ability to build a cohesive worldwide brand identity and possibly leading to customer confusion.

We have not registered copyrights for all our products, which may limit our ability to enforce them.

        We have not registered our copyrights in all of our software, written materials, website information, designs or other copyrightable works. The United States Copyright Act automatically protects all of our copyrightable works, but without a registration we cannot enforce those copyrights against infringers or seek certain statutory remedies for any such infringement. Preventing others from copying our products, written materials and other copyrightable works is important to our overall success in the marketplace. In the event we decide to enforce any of our copyrights against infringers, we will first be required to register the relevant copyrights, and we cannot be sure that all of the material for which we seek copyright registration would be registrable in whole or in part, or that once registered, we would be successful in bringing a copyright claim against any such infringers.

We must monitor and protect our internet domain names to preserve their value. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe on or otherwise decrease the value of our trademarks.

        We own several domain names that include the terms Rosetta Stone and Rosetta World. Third parties may acquire substantially similar domain names that decrease the value of our domain names and trademarks and other proprietary rights which may hurt our business. Moreover, the regulation of domain names in the United States and foreign countries is subject to change. Governing bodies could appoint additional domain name registrars or modify the requirements for holding domain names. Governing bodies could also establish additional "top-level" domains, which are the portion of the Web address that appears to the right of the "dot," such as "com," "gov" or "org." As a result, we may not maintain exclusive rights to all potentially relevant domain names in the United States or in other countries in which we conduct business, which could harm our business or reputation.

Claims that we misuse the intellectual property of others could subject us to significant liability and disrupt our business.

        We may become subject to material claims of infringement by competitors and other third parties with respect to current or future products, e-commerce and other web-related technologies, online business methods, trademarks or other proprietary rights. Our competitors, some of which may have substantially greater resources than us and have made significant investments in competing products and technologies, may have, or seek to apply for and obtain, patents, copyrights or trademarks that will prevent, limit or interfere with our ability to make, use and sell our current and future products and technologies, and we may not be successful in defending allegations of infringement of these patents, copyrights or trademarks. Further, we may not be aware of all of the patents and other intellectual property rights owned by third parties that may be potentially adverse to our interests. We may need to resort to litigation to enforce our proprietary rights or to determine the scope and validity of a third-party's patents or other proprietary rights, including whether any of our products, technologies or processes infringe the patents or other proprietary rights of third parties. We may incur substantial expenses in defending against third-party infringement claims regardless of the merit of such claims. The outcome of any such proceedings is uncertain and, if unfavorable, could force us to discontinue sales of the affected products or impose significant penalties or restrictions on our business. We do not conduct comprehensive patent searches to determine whether the technologies used in our products infringe upon patents held by others. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies.

We do not own all of the software, other technologies and content used in our products and services.

        Some of our products and services include intellectual property owned by third parties, including software that is integrated with internally developed software and a portion of our voice recognition software, which we license from the University of Colorado. From time to time we may be required to renegotiate with these third parties or negotiate with new third parties to include their technology or content in our existing products, in new versions of our existing products or in wholly new products. We may not be able to negotiate or renegotiate licenses on commercially reasonable terms, or at all, and the third-party software may not be appropriately supported, maintained or enhanced by the licensors. If we are unable to obtain the rights necessary to use or continue to use third-party technology or content in our products and services, the inability to support, maintain and enhance any software could result in increased costs, or in delays or reductions in product shipments until equivalent software could be developed, identified, licensed and integrated.

Our use of open source software could impose limitations on our ability to commercialize our products.

        We incorporate open source software into our products and may use more open source software in the future. The use of open source software is governed by license agreements. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products, make generally available, in source code form, proprietary code that links to certain open source modules, re-engineer our products, discontinue the sale of our products if re-engineering could not be accomplished on a cost-effective and timely basis, or become subject to other consequences. In addition, open source licenses generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Thus, we may have little or no recourse if we become subject to infringement claims relating to the open source software or if the open source software is defective in any manner.

Risks Related to This Offering

Some of our stockholders could together exert significant influence over our company.

        As of June 30, 2009, funds affiliated with ABS Capital Partners beneficially owned in the aggregate shares representing approximately 25% of our outstanding voting power. Two managing members of the general partner of ABS Capital Partners currently serve on our board of directors. After the completion of this offering, funds affiliated with ABS Capital Partners will beneficially own in the aggregate shares representing approximately 13% of our outstanding voting power, or approximately 11% if the underwriters exercise their over-allotment option in full. Additionally, as of June 30, 2009, Norwest Equity Partners VIII, LP, or Norwest, beneficially owned in the aggregate shares representing approximately 16% of our outstanding voting power. One managing member of the general partner of Norwest currently serves on our board of directors. After completion of this offering, affiliates of Norwest will beneficially own in the aggregate shares representing approximately 9% of our outstanding voting power, or approximately 7% if the underwriters exercise their over-allotment option in full. As a result, these stockholders could together potentially have significant influence over all matters presented to our stockholders for approval, including election and removal of our directors and change of control transactions. The interests of these stockholders may not always coincide with the interests of the other holders of our common stock.

As a public company we incur additional cost and face increased demands on our management and key employees.

        We have operated as a public company only since April 15, 2009. As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the Securities and Exchange Commission, or SEC, and the New York Stock Exchange, impose various requirements on public companies. Our management and other personnel devote substantial amounts of time to these requirements. Moreover, these requirements have significantly increased our legal and financial compliance costs and have made some activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. These rules and regulations also make it more difficult and more expensive for us to obtain director and officer liability insurance. We estimate our annual incremental public company costs will be between $1.5 million and $2.0 million in fiscal 2009. However, these estimates may prove to be inaccurate as many of these costs are beyond our control, and the actual incremental costs associated with our public company status could materially exceed our estimates. If our profitability is harmed by these additional costs, it could have a negative effect on the trading price of our common stock.

We have identified material weaknesses in our internal controls for the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007 that, if not properly remediated, could result in material misstatements in our financial statements in future periods and impair our ability to comply with the accounting and reporting requirements applicable to public companies.

        In relation to our consolidated financial statements for the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007, we identified material weaknesses in our internal controls over financial reporting in accounting for inventory, income taxes and stock-based compensation, our general computer controls and controls within our enterprise resources planning system. In addition, we identified a significant deficiency in our financial closing process. No material weaknesses or significant deficiencies in our internal controls were identified in relation to our consolidated financial statements for the year ended December 31, 2008. A material weakness is defined as a significant deficiency or combination of significant deficiencies, that results in a reasonable possibility that a material misstatement of our financial statements will not be prevented by our internal control over financial reporting. A significant deficiency means a control deficiency, or combination of control deficiencies, that adversely affects our ability to initiate, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our financial statements that is more than inconsequential will not be prevented or detected by our internal control over financial reporting.

        Our independent registered public accounting firm's audit for the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008 included consideration of internal control over financial reporting as a basis for designing their audit procedures, but not for the purpose of expressing an opinion on the effectiveness of our internal controls over financial reporting. If such an evaluation had been performed or when we are required to perform such an evaluation, additional material weaknesses, significant deficiencies and other control deficiencies may have been or may be identified. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. We incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies relating to internal controls, which could materially adversely affect our results of operations.

        Because of these material weaknesses, there is heightened risk that a material misstatement of our annual or quarterly financial statements relating to the periods that these material weaknesses existed was not prevented or detected. We have taken steps to remediate our material weaknesses, including hiring additional accounting and finance personnel and engaging consultants. Although we believe we have remediated these material weaknesses and significant deficiencies and did not identify any new material weaknesses or significant deficiencies in relation to our consolidated financial statements for the year ended December 31, 2008 or the six month period ended June 30, 2009, we cannot be certain that our efforts to remediate these internal control weaknesses were successful or that similar material weaknesses will not recur. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting" for a discussion of the material weaknesses in our internal controls during the period January 4, 2006 through December 31, 2006 and the year ended December 31, 2007 and our efforts to remediate those material weaknesses.

        Our internal growth plans will also put additional strains on our internal controls if we do not augment our resources and adapt our procedures in response to this growth. As a public company, we are required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal controls beginning with our fiscal year ending December 31, 2010. In the event that we have not adequately remedied these material weaknesses, and if we fail to maintain proper and effective internal controls in future periods, we could become subject to potential review by the New York Stock Exchange, the SEC or other regulatory authorities, which could require additional financial and management resources, could result in our delisting by the New York Stock Exchange, could compromise our ability to run our business effectively and could cause investors to lose confidence in our financial reporting.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

        The trading market for our common stock depends in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts covering our business downgrade their evaluations of or recommendations regarding our stock, or if one or more of the analysts cease providing research coverage on our stock, the price of our stock could decline. If one or more of these analysts cease providing research coverage on our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

A significant portion of our outstanding common stock will soon be released from restrictions on resale and may be sold in the public market in the near future. Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

        If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline significantly. After this offering, approximately 20.4 million shares of our common stock will be outstanding. Of these shares, the 4.1 million shares of our common stock sold in this offering and the 7.2 million shares sold in our initial public offering will be freely tradable, without restriction, in the public market. Approximately 3.4 million shares will be freely tradable when their contractual lock-up agreements with our underwriters expire October 12, 2009, subject to extension for up to 34 days in some circumstances. The selling stockholders in this offering and our officers and directors, who collectively will own approximately 5.7 million shares of our common stock after the completion of this offering are subject to separate contractual lockups for 90 days after the date of the final prospectus for this offering, subject to extension for up to 34 days in some circumstances. Morgan Stanley & Co. Incorporated may, in its discretion, permit any of our stockholders who are subject to any of these contractual lock-ups to sell shares prior to the expiration of the lock-up agreements. See "Shares Eligible for Future Sale."

Provisions in our organizational documents and in the Delaware General Corporation Law may prevent takeover attempts that could be beneficial to our stockholders.

        Provisions in our second amended and restated certificate of incorporation and second amended and restated bylaws, and in the Delaware General Corporation Law, may make it difficult and expensive for a third-party to pursue a takeover attempt we oppose even if a change in control of our company would be beneficial to the interests of our stockholders. Any provision of our second amended and restated certificate of incorporation or second amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock. Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the powers, preferences and rights of each series without stockholder approval. The ability to issue preferred stock could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of our company, or otherwise could adversely affect the market price of our common stock. Further, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. This section generally prohibits us from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of our voting stock, or with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner. However, because funds affiliated with ABS Capital Partners and Norwest acquired their shares prior to our initial public offering, Section 203 is currently inapplicable to any business combination or transaction with them or their affiliates. In addition, our second amended and restated certificate of incorporation includes a classified board of directors and requires that any action to be taken by stockholders must be taken at a duly called meeting of stockholders and may not be taken be written consent. Our second amended and restated bylaws require that any stockholder proposals or nominations for election to our board of directors must meet specific advance notice requirements and procedures, which make it more difficult for our stockholders to make proposals or director nominations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We may, in some cases, use words such as "project," "believe," "anticipate," "plan," "expect," "estimate," "intend," "should," "would," "could," "potentially," "will," or "may," or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus include statements about:

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  demand for language learning software;

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  the advantages of our products, technology, brand and business model as compared to others;

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  our ability to maintain effective internal controls or to remediate material weaknesses;

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  our cash needs and expectations regarding cash flow from operations;

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  our product development plans, including our plans to develop new web-based services and expansion of our product portfolio;

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  our plans regarding expansion of our marketing initiatives and sales force;

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  our ability to adequately protect our intellectual property rights;

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  our international expansion plans;

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  our plans to increase our kiosks and retail relationships;

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  our ability to manage and grow our business and execution of our business strategy;

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  our financial performance; and

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  the costs associated with being a public company.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, which statements apply only as of the date of this prospectus. These important factors include those that we discuss in this prospectus under the caption "Risk Factors" and elsewhere. You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

 USE OF PROCEEDS

        We intend to use the proceeds we receive from this offering primarily to fund the expenses of this offering and we do not anticipate having significant net proceeds remaining after the underwriting discounts and commissions are deducted with respect to the shares we sell and we pay the estimated offering expenses. If the underwriters' option to purchase additional shares in this offering is exercised, our net proceeds will not change as the entire option will be comprised of shares from the selling stockholders. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

PRICE RANGE OF COMMON STOCK

        Our common stock has traded on the New York Stock Exchange under the symbol "RST" since it began trading on April 16, 2009. Our initial public offering was priced at $18.00 per share on April 15, 2009. The following table sets forth, for the time periods indicated, the high and low sales prices of our common stock as reported on the New York Stock Exchange.

	Low	High
Year ending December 31, 2009
Second Quarter (beginning April 16, 2009)	$21.33	$32.54
Third Quarter (through August 7, 2009)	$25.31	$32.97

        On August 7, 2009, the last reported sale price of our common stock on the New York Stock Exchange was $29.86. As of June 30, 2009, there were approximately 765 holders of record of our common stock.

 DIVIDEND POLICY

        The Successor has never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support the operation of and to finance the growth and development of our business. We do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2009 on:

  •
  an actual basis; and

  •
  on an as adjusted basis to reflect the sale by us of 40,000 shares of common stock in this offering at an assumed offering price of $29.86 per share (the last reported sales price of our common stock on the New York Stock Exchange on August 7, 2009) and our receipt of the estimated net proceeds from that sale after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read the following table in conjunction with the sections titled "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2009
	Actual	As Adjusted
	(in thousands, except per share data)
Cash and cash equivalents	$66,173	$66,405

Preferred Stock, $0.001 par value; 10,000,000 shares authorized actual and as adjusted; zero shares issued and outstanding actual and as adjusted	$—	$—
Common stock, $0.00005 par value; 190,000,000 shares authorized actual and as adjusted; 20,342,252 and 20,382,252 shares issued and outstanding actual and as adjusted	2	2
Additional paid-in capital	128,264	128,496
Accumulated other comprehensive loss	(226)	(226)
Accumulated income	8,326	8,326

Total stockholders' equity	136,366	136,598

Total capitalization	$136,366	$136,598

        This table excludes the following shares:

  •
  2,064,260 shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2009 with a weighted average exercise price of $9.03 per share;

  •
  8,722 shares of common stock issuable upon the exercise of restricted stock units outstanding as of June 30, 2009; and

  •
  1,899,947 shares of common stock reserved for future issuance under our 2009 Omnibus Incentive Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth our selected consolidated statement of operations, balance sheet and other data for the periods indicated. The selected consolidated statement of operations data for the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008, and the consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from Rosetta Stone Inc., or the Successor, audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the period from January 1, 2006 through January 4, 2006, represents the operations of Fairfield & Sons, Ltd., or the Predecessor, which was acquired by Rosetta Stone Inc. on January 4, 2006 and have been derived from Predecessor audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 2006 have been derived from Successor audited financial statements, which are not included in this prospectus. The selected consolidated financial data for the Predecessor as of December 31, 2004 and 2005, and for the years ended December 31, 2004 and 2005, have been derived from Predecessor audited financial statements, which are not included in this prospectus. Our unaudited consolidated financial statements for the six months ended June 30, 2008 and as of and for the six months ended June 30, 2009 have been prepared on the same basis as our annual consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary in the opinion of management for the fair presentation of this data in all material respects. Our selected consolidated financial data as of June 30, 2009 and for the six months ended June 30, 2008 and 2009 have been derived from unaudited Successor consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements contained elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period and our results for any interim period are not necessarily indicative of results for a full fiscal year.

        The Predecessor incurred transaction-related expenses during the period from January 1, 2006 through January 4, 2006 relating to the acquisition by Rosetta Stone Inc. on January 4, 2006. Included in the expenses were $5.9 million related to restricted common stock, $3.1 million in cash bonuses and $1.2 million in acquisition-related bank fees.

        The Predecessor declared cash dividends of $6,716 and $14,324 per share in the years ended December 31, 2004 and 2005, respectively.

	Predecessor			Successor
	Year Ended December 31,		Period from January 1, through January 4, 2006	Period from January 4, through December 31, 2006	Year Ended December 31,		Six Months Ended June 30,
	2004	2005			2007	2008	2008	2009
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$25,373	$48,402	$272	$91,298	$137,321	$209,380	$83,327	$106,745
Cost of revenue	3,968	8,242	203	12,541	20,687	28,676	11,081	14,130

Gross profit	21,405	40,160	69	78,757	116,634	180,704	72,246	92,615

Operating expenses:
Sales and marketing	11,303	22,432	695	45,854	65,437	93,384	39,782	50,759
Research and development	1,833	2,819	41	8,117	12,893	18,387	8,290	14,944
Acquired in-process research and development	—	—	—	12,597	—	—	—	—
General and administrative	6,484	8,157	142	16,590	29,786	39,577	17,384	33,054
Lease abandonment	—	—	—	—	—	1,831	—	—
Transaction-related expenses	—	—	10,315	—	—	—	—	—

Total operating expenses	19,620	33,408	11,193	83,158	108,116	153,179	65,456	98,757

Income (loss) from operations	1,785	6,752	(11,124)	(4,401)	8,518	27,525	6,790	(6,142)
Other income and expense:
Interest income	84	38	—	613	673	454	314	54
Interest expense	—	—	—	(1,560)	(1,331)	(891)	(521)	(339)
Other (expense) income	120	134	3	60	154	239	112	35

Interest and other income (expense), net	204	172	3	(887)	(504)	(198)	(95)	(250)

Income (loss) before income taxes	1,989	6,924	(11,121)	(5,288)	8,014	27,327	6,695	(6,392)
Income tax expense (benefit)	66	143	—	(1,240)	5,435	13,435	3,766	(2,295)

Net income (loss)	1,923	6,781	(11,121)	(4,048)	2,579	13,892	2,929	(4,097)
Preferred stock accretion	—	—	—	(159)	(80)	—	—	—

Net income (loss) attributable to common stockholders	$1,923	$6,781	$(11,121)	$(4,207)	$2,499	$13,892	$2,929	$(4,097)

Income (loss) per share attributable to common stockholders:
Basic	$6,993	$24,658	$(37,194)	$(2.63)	$1.47	$7.29	$1.56	$(0.42)

Diluted	$6,993	$24,658	$(37,194)	$(2.63)	$0.15	$0.82	$0.17	$(0.42)

Common shares and equivalents outstanding:
Basic weighted average shares	0.275	0.275	0.299	1,598	1,702	1,905	1,881	9,698

Diluted weighted average shares	0.275	0.275	0.299	1,598	16,533	16,924	16,815	9,698

Other Data:
Adjusted EBITDA	$2,380	$7,615	$(5,181)	$15,332	$17,768	$36,429	$11,020	$16,769

Stock-based compensation included in:
Cost of revenue	$—	$—	$—	$1	$2	$2	$1	$11
Sales and marketing	—	—	—	59	189	153	69	635
Research and development	—	—	—	128	360	482	217	5,375
General and administrative	2	—	—	373	776	953	455	14,093
Transaction-related expenses	—	—	5,930	—	—	—	—	—

Total stock-based compensation expense	$2	$—	$5,930	$561	$1,327	$1,590	$742	$20,114

Intangible amortization included in:
Cost of revenue	$—	$—	$—	$1,213	$1,227	$13	$13	$—
Sales and marketing	—	—	—	4,113	3,596	3,003	1,501	33

Total intangible amortization expense	$—	$—	$—	$5,326	$4,823	$3,016	$1,514	$33

Unaudited pro forma net income per common share:
Basic						$0.69		$(0.20)

Diluted						$0.67		$(0.20)

Unaudited pro forma common shares and equivalents outstanding:
Basic weighted average shares						20,169		20,209

Diluted weighted average shares						20,680		20,209

	Predecessor		Successor
	As of December 31,		As of December 31,			As of June 30,
	2004	2005	2006	2007	2008	2009
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,767	$11,738	$16,917	$21,691	$30,626	$66,173
Total assets	10,752	25,620	96,754	110,376	138,818	184,873
Deferred revenue	1,653	6,231	8,105	12,939	15,744	18,220
Notes payable and capital lease obligation	741	63	15,917	13,324	9,910	—
Redeemable convertible preferred stock	—	—	4,920	5,000	—	—
Total stockholders' equity	6,187	8,985	53,548	58,125	79,071	136,366

        The following table presents a reconciliation of adjusted EBITDA to net income (loss), the most comparable GAAP measure, for each of the periods identified.

	Predecessor			Successor
	Year Ended December 31,		Period from January 1, through January 4, 2006	Period from January 4, through December 31, 2006	Year Ended December 31,		Six Months Ended June 30,
	2004	2005			2007	2008	2008	2009
	(in thousands)
Reconciliation of adjusted EBITDA to net income (loss):
Net income (loss)	$1,923	$6,781	$(11,121)	$(4,048)	$2,579	$13,892	$2,929	$(4,097)
Interest (income) expense, net	(84)	(38)	—	947	658	437	207	285
Income tax expense (benefit)	66	143	—	(1,240)	5,435	13,435	3,766	(2,295)
Depreciation and amortization	473	729	10	6,515	7,769	7,075	3,376	2,494
Stock-based compensation and IPO-related compensation	2	—	5,930	561	1,327	1,590	742	20,382
Acquired in-process research and development	—	—	—	12,597	—	—	—	—

Adjusted EBITDA	$2,380	$7,615	$(5,181)	$15,332	$17,768	$36,429	$11,020	$16,769

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of the factors we describe under "Risk Factors" and elsewhere in this prospectus.

Company Overview

        We are a leading provider of technology-based language learning solutions. We develop, market and sell language learning solutions consisting of software, online services and audio practice tools primarily under our Rosetta Stone brand. Our teaching method, which we call Dynamic Immersion, is designed to leverage the innate, natural language learning ability that children use to learn their native language. Our courses are based on our proprietary interactive technologies and pedagogical content and utilize a sophisticated sequencing of images, text and sounds to teach a new language without translation or grammar explanation. We believe our award-winning solutions provide an effective, convenient and fun way to learn languages. We currently offer our self-study language learning solutions in 31 languages. Our customers include individuals, educational institutions, armed forces, government agencies and corporations.

        The strength and breadth of our solutions have allowed us to develop a business model that we believe distinguishes us from other language learning companies. Our scalable technology platform and our proprietary content can be deployed across many languages, which has enabled us to cost-effectively develop a broad product portfolio. We have a multi-channel marketing and distribution strategy that directly targets customers, utilizing print, online, television and radio advertising, public relations initiatives and our branded kiosks. Approximately 83% of our revenue in 2008 and approximately 86% of our revenue for the six months ended June 30, 2009 was generated through our direct sales channels, which include our call centers, websites, institutional sales force and kiosks. We also distribute our solutions through select retailers such as Amazon.com, Apple, Barnes & Noble and Borders.

        We generate revenue primarily from sales of packaged software and audio practice products and online software subscriptions. Our continued growth depends, in part, on our ability to maintain strong brand recognition in order to generate sales from new customers. We continuously balance our need to achieve short-term financial goals with the equally critical need to invest in our products, our brand and our infrastructure to ensure our future success. In making decisions about spending levels in our various functional organizations, we consider many factors, including:

  •
  our ability to expand our presence and penetration of existing markets;

  •
  the extent to which we can sell new products and services to existing customers;

  •
  our success in expanding our brand;

  •
  the evolution of our product and service offerings; and

  •
  our ability to expand our presence and reach geographically.

        We believe the primary factors that affect our financial performance include the following:

  •
  customer acceptance of our product and service offerings;

  •
  continued product and service innovation;

  •
  average revenue per customer;

  •
  direct marketing variables, including:

  •
  print, television and radio media discounts and rates;

  •
  the relevance of our advertising;

  •
  online pay-per-click and other online advertising rates;

  •
  internal and external call center conversion rates; and

  •
  website traffic and conversion rates;

  •
  customer brand loyalty;

  •
  the number and quality of our kiosk locations;

  •
  our presence in international markets; and

  •
  cross-channel management of consumer and institutional markets.

        We believe that our multi-channel marketing and distribution models are fundamental to our success. Specifically, we focus on educating customers about the many benefits of our products and services by leveraging our advertising and kiosk network in order to drive website and call center traffic.

Fairfield Acquisition

        On January 4, 2006, Rosetta Stone Inc., or the Successor, acquired all of the outstanding stock of Fairfield & Sons, Ltd., along with its wholly owned United Kingdom subsidiary, Fairfield & Sons, Limited, or collectively, the Predecessor. After the acquisition, we changed the names of Fairfield & Sons, Ltd. and Fairfield & Sons, Limited to Rosetta Stone Ltd. and Rosetta Stone (UK) Limited, respectively. The results of acquired operations are included in our consolidated results of operations subsequent to the closing of the Predecessor's accounting records on January 4, 2006. Rosetta Stone Inc. had no operations prior to that acquisition.

        Fairfield & Sons, Ltd. developed, marketed and sold a suite of language learning software products under the Rosetta Stone brand name. As a result of the acquisition of all of the stock of Fairfield & Sons, Ltd., we acquired all of the assets and assumed all of the liabilities of the Predecessor. Those assets included intellectual property, trade receivables, inventory, contracts, equipment and other tangible personal property and those liabilities included trade payables, accrued expenses and future customer support and services. We paid a total purchase price of approximately $79.1 million for the net assets acquired.

        We recorded amortizable intangibles associated with the acquisition related to acquired software technology, as well as existing trade names and trademarks, core technology and customer relationships. The estimated lives of the acquired technology and customer relationships were between 18 and 36 months. The intangible assets associated with the trade names and trademarks have an indefinite useful life. We compute amortization of intangible assets that do not have an indefinite life on a straight-line basis over the estimated useful life of the assets. We test goodwill and intangible assets that have an indefinite life annually for impairment.

        A summary of the fair value of assets acquired and liabilities assumed in the acquisition is as follows (in thousands):

Tangible assets:
Assets—current	$21,874
Assets—non-current	4,742
Intangible assets:
Intangible assets	36,396
Goodwill	34,199

Total assets acquired	97,211
Liabilities assumed	(18,106)

Net assets acquired	$79,105

Components of Our Statement of Operations

    Revenue

        We derive revenue from sales of language learning solutions consisting of packaged software and audio practice products and online software subscriptions. Revenue is presented as product revenue or subscription and service revenue in our consolidated financial statements. Our audio practice products are normally combined with our packaged software products and sold as a solution.

        Product revenue consists of revenue from sales of our packaged software and audio products. Subscription and service revenue consists primarily of revenue from our online software subscriptions. The content of our packaged software and subscription offerings are the same. We simply offer our customers the ability to choose which format they prefer without differentiating the learning experience.

        We sell our solutions directly to individuals, educational institutions, armed forces, government agencies and corporations. We distribute our consumer products predominantly through our direct sales channels, primarily our websites and call centers, which we refer to as our direct-to-consumer channel. We also distribute our consumer products through our kiosks, which we own, as well as through select retailers. The majority of our consumer customers purchase our packaged software and audio practice products. We sell to institutions primarily through our direct institutional sales force. Many institutions elect to license our products on a subscription basis. For purposes of explaining variances in our revenue, we separately discuss changes in our consumer and institutional sales channels because the customers and revenue drivers of these channels are different. We anticipate that revenue growth in future periods will be less significant than we have experienced historically.

        Our consumer revenue is affected by seasonal trends associated with the holiday shopping season. As a result, our fourth quarter ended December 31, 2008 accounted for 32% of our annual revenue in 2008. Our institutional revenue is seasonally stronger in the second and third quarters of the calendar year due to education, home school and government purchasing cycles. We expect these trends to continue.

    Cost of Revenue

        Cost of product revenue consists of the direct and indirect materials and labor costs to produce and distribute our products. Such costs include packaging materials, computer headsets, freight, inventory receiving, personnel costs associated with product assembly, third-party royalty fees and inventory storage, obsolescence and shrinkage. Cost of subscription and service revenue primarily represents costs associated with supporting our online language learning service, which includes hosting costs and depreciation. We also include the cost of credit card processing and customer technical support in both cost of product revenue and cost of subscription and service revenue. In the period from January 4, 2006 to December 31, 2006, the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008, cost of product revenue and subscription and service revenue included intangible amortization related to core technology associated with the acquisition of Fairfield & Sons, Ltd., which was fully amortized by June 2008. We expect our cost of revenue to increase in absolute dollars in future periods as our unit sales continue to grow. Cost of revenue may also increase as a percentage of revenue in future periods as we are planning to release service offerings that will have higher direct costs to deliver to customers.

    Operating Expenses

        We classify our operating expenses into three categories: sales and marketing, research and development and general and administrative.

        Our operating expenses primarily consist of personnel costs, direct advertising and marketing expenses and professional fees associated with contract product development, legal, accounting and consulting. Personnel costs for each category of operating expenses include salaries, bonuses, stock-based compensation and employee benefit costs.

        Sales and Marketing.    Our sales and marketing expenses consist primarily of direct advertising expenses related to television, print, radio, online and other direct marketing activities, personnel costs for our sales and marketing staff, rental payments for our kiosks and commissions paid to our sales personnel. Sales and marketing expenses also include amortization expense of intangible assets related to customer relationships associated with the acquisition of Fairfield & Sons, Ltd. These intangible assets were fully amortized by January 2009. In 2007, we began to make significant investments to expand our sales and marketing operations in Europe and Japan. We established local sales offices and call centers, added employees and launched marketing and public relations campaigns within each region. We intend to continue to expand our sales activities within these regions as well as to expand our presence into new countries, in addition to expanding our media and advertising campaigns in the United States. As a result, we expect sales and marketing expenses to increase in future periods.

        Research and Development.    Research and development expenses consist primarily of personnel costs and contract development fees associated with the development of our solutions. Our development efforts are primarily based in the United States and are devoted to expanding our product portfolio through the addition of new content and new complimentary products and services to our language learning solutions. We expect our investment in research and development expenses to increase in future years but provide us with significant benefits in the future.

        General and Administrative.    General and administrative expenses consist primarily of personnel costs of our executive, finance, legal, human resources and other administrative personnel, as well as accounting and legal professional services fees and other corporate expenses. We expect general and administrative expenses to increase in future periods as we expect to continue to invest in corporate infrastructure and incur additional expenses associated with being a public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums and compliance costs in connection with Section 404 of the Sarbanes-Oxley Act of 2002. We also intend to increase administrative expenses as a result of our planned international expansion.

        Stock Compensation Charge.    Included in the respective operating expense lines is an aggregate $18.8 million expense, consisting of $18.5 million in stock-based compensation expense and $0.3 million in payroll tax expense, related to common stock grants awarded to key employees equal to a total of 591,491 shares. This grant was net of the number of shares required to be withheld to satisfy the federal, state and local tax withholding obligations. The aggregate grant date fair value of the awards was $18.5 million, which we recognized as stock-based compensation expense on the grant date, as the awards were immediately vested. We allocated this $18.8 million aggregate expense among the operating expense line items in accordance with the functions performed by the respective employees who received the grants.

    Other Income (Expense)

        Other income (expense) primarily consists of interest income and interest expense. Interest expense is related to our long-term debt, the outstanding balance of which was zero as of June 30, 2009. We expect interest expense to decrease in future periods as we paid off the entire balance of our outstanding long-term debt with proceeds from our initial public offering in April 2009. Interest income represents interest received on our cash and cash equivalents.

    Income Tax Expense

        Income tax expense consists of federal and state income taxes in the United States. In 2008, our effective tax rate in the United States was approximately 37%, although operating losses of our international subsidiaries raised our worldwide effective tax rate to 49%. For the six months ended June 30, 2009, our effective tax rate in the United States was approximately 38%, although operating results of our international subsidiaries, in combination with our loss in the United States, lowered our worldwide effective tax rate to 36%. We expect our worldwide rate to be approximately 40% in 2009 and beyond, assuming no general increase in U.S. federal or state income tax rates applicable to companies such as ours. However, we expect our income tax expense to increase in absolute dollars as our income continues to grow.

Critical Accounting Policies and Estimates

        In presenting our financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures.

        Some of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. We base these estimates and assumptions on historical experience or on various other factors that we believe to be reasonable and appropriate under the circumstances. On an ongoing basis, we reconsider and evaluate our estimates and assumptions. Actual results may differ significantly from these estimates. Future results may differ from our estimates under different assumptions or conditions.

        We believe that the critical accounting policies listed below involve our more significant judgments, assumptions and estimates and, therefore, could have the greatest potential impact on our consolidated financial statements. In addition, we believe that a discussion of these policies is necessary to understand and evaluate the consolidated financial statements contained in this prospectus.

        For further information on our critical and other significant accounting policies, see Note 2, Summary of Significant Accounting Policies, of our consolidated financial statements contained elsewhere in this prospectus.

    Revenue Recognition

        We derive revenue primarily from the sale of packaged software and audio practice products and online software subscriptions. We recognize revenue for software products and online software subscriptions in accordance with the Statement of Position, or SOP, No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions, and the SEC Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition, Corrected Copy.

        We recognize revenue when all of the following criteria are met: there is persuasive evidence of an arrangement; the product has been delivered or services have been rendered; the fee is fixed and determinable; and collectability is probable. We recognize revenue from packaged software and audio practice products and online software subscriptions net of discounts. We recognize revenue related to professional services, which represented less than 1% of total revenue for the year ended December 31, 2008 and the six months ended June 30, 2009, as the services are performed.

        We recognize revenue from the sale of packaged software and audio practice products when the product has been delivered, assuming the remaining revenue recognition criteria have been met. Software products include sales to end user customers and resellers. In most cases, revenue from sales to resellers is not contingent upon resale of the software to the end user and is recorded in the same manner as all other product sales. We recognize revenue from sales of packaged software products as the products are shipped and title passes. A limited amount of packaged software products is sold to resellers on a consignment basis. We recognize revenue for these consignment transactions once the end-user sale has occurred, assuming the remaining revenue recognition criteria have been met. In accordance with Emerging Issue Task Force, or EITF, No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a reseller of the Vendor's Products), price protection for changes in the manufacturer suggested retail value granted to resellers for the inventory that they have on hand at the date the price protection is offered is recorded as a reduction to revenue. Customers are permitted to make payments for packaged software purchases in installments over a period of time, which typically ranges between three and five months. Given that these installment payment plans are for periods less than twelve months and a successful collection history has been established, we recognize revenue at the time of sale, assuming the remaining revenue recognition criteria have been met. Packaged software is provided to customers who purchase directly from us with a six-month right of return. We also allow our retailers to return unsold products, subject to some limitations. In accordance with Statement of Financial Accounting Standards, or SFAS, No. 48, Revenue Recognition When Right of Return Exists, product revenue is reduced for estimated returns, which are based on historical return rates.

        We recognize revenue for software license agreements sold via online software subscriptions as hosting agreements in accordance with EITF No. 00-3: Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware. We recognize revenue for online software subscriptions ratably over the term of the subscription period, which typically ranges between three and 12 months, assuming all revenue recognition criteria have been met. Some online licensing arrangements include a specified number of licenses that can be activated over a period of time, which typically ranges between 12 and 24 months. We recognize revenue for these arrangements on a per license basis ratably over the term of the individual license subscription period, which typically ranges between three and 12 months, assuming all revenue recognition criteria have been met. We recognize revenue for set-up fees related to online licensing arrangements ratably over the term of the online licensing arrangement, assuming all revenue recognition criteria have been met. We record accounts receivable and deferred revenue at the time a customer enters into a binding subscription agreement and the subscription services are made available to the customer. We classify amounts received in advance of revenue recognition as deferred revenue.

        In connection with packaged software product sales and online software subscriptions, we provide technical support to customers, including customers of resellers, at no additional charge. Because we include the fee for technical support in the initial product cost or licensing fee, as applicable, we generally provide the technical support and services within one year, we deem the estimated cost of providing such support insignificant and we offer no unspecified upgrades or enhancements, we recognize technical support revenue together with the software product and license revenue. We accrue costs associated with the technical support at the time of sale.

        In connection with packaged software product sales and online software subscriptions, we provide accessory products, such as headsets, to customers at no additional charge. In accordance with SOP 97-2, Software Revenue Recognition, and EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, we account for the accessory products, such as headsets, and the software as separate elements or units of accounting. We recognize revenue upon the delivery of both the software and accessory products.

        We recognize revenue from the sale of packaged software products with specific upgrade rights in accordance with SOP 97-2, Software Revenue Recognition. We defer revenue recognition for these sales until the earlier of the point at which sufficient vendor-specific objective evidence, or VSOE, exists for the specific upgrade right or we have delivered all elements of the arrangement. As of December 31, 2007, we had not delivered specified upgrade rights and had not yet established VSOE for these upgrade rights. As of June 30, 2009, the specific upgrade rights under all our arrangements expired and there were no undelivered elements for these arrangements. Deferred revenue related to these arrangements as of December 31, 2007 and 2008 and June 30, 2009 was $2.4 million, zero and zero, respectively.

        In accordance with EITF No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Product, we account for cash sales incentives to resellers as a reduction of revenue unless a specific benefit is identified and the fair value is reasonably determinable.

        We have developed language learning solutions for some endangered languages under fixed fee arrangements. These arrangements also include contractual periods of post-contract support, or PCS, and online hosting services ranging from one to ten years. We recognize revenue for these arrangements ratably over the longer of the PCS or online hosting period, once the PCS or online hosting period begins. When the current estimates of total contract revenue and contract cost indicate a loss for a fixed fee arrangement, we record the entire loss on the contract.

    Stock-Based Compensation

        We record all stock-based awards, including employee stock option grants, at fair value as of the grant date and recognize these awards as expenses in our statement of operations on a straight-line basis over the vesting period of the award in accordance with SFAS No. 123(R), Share-Based Payments.

        As of December 31, 2007 and 2008 and June 30, 2009, there were approximately $3.8 million, $4.4 million and $8.5 million of unrecognized stock-based compensation expense related to non-vested stock option awards that we expect to be recognized over a weighted average period of 2.61, 2.21 and 2.57 years, respectively. For the period from January 1, 2006 through January 4, 2006, the Predecessor recognized $5.9 million in stock-based compensation expense in its net loss related to change-of-control stock agreements issued in connection with our acquisition of the Predecessor.

        During the six months ended June 30, 2009, we granted 169,225 shares of restricted stock. The aggregate grant date fair value of the awards was $3.1 million, which we are recognizing on a straight-line basis as expense over the requisite service period of the awards, which is also the vesting period. During the six months ended June 30, 2009, 1,128 shares of restricted stock were forfeited. As of June 30, 2009, future compensation expense related to the non-vested portion of the restricted stock awards not yet recognized was $2.9 million, which we expect to recognize over a period of 3.41 years.

        The following table sets forth the stock-based compensation expense included in the related financial statement line items:

					Six Months Ended June 30,
	Predecessor	Successor
	Period From January 1, through January 4, 2006	Period from January 4, through December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	2008	2009
	(in thousands)
Cost of revenue	$—	$1	$2	$2	$1	$11
Sales and marketing	—	59	189	153	69	635
Research and development	—	128	360	482	217	5,375
General and administrative	—	373	776	953	455	14,093
Transaction-related expenses	5,930	—	—	—	—	—

Total	$5,930	$561	$1,327	$1,590	$742	$20,114

        We estimate the fair value of each option grant on the date of grant using the Black Scholes option pricing model. For the period from January 4, 2006 through December 31, 2006, the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and 2009, we calculated the fair value of options granted using the following assumptions:

	Period from January 4, through December 31, 2006			Six Months Ended June 30,
		Year Ended December 31, 2007	Year Ended December 31, 2008
				2008	2009
Expected stock price volatility	61% - 67%	62% - 70%	57% - 62%	60% - 62%	61% - 61%
Expected term of options	5 years	6 years	6 years	6 years	6 years
Expected dividend yield	—	—	—	—	—
Risk-free interest rate	4.53% - 4.94%	3.50% - 4.96%	2.08% - 3.36%	2.69% - 3.36%	1.71% - 2.46%

    Valuation of Pre-IPO Stock Options

        Since our common stock was not publicly quoted prior to April 15, 2009 and we have a limited history of stock option activity, we established a peer group of comparable publicly traded education and technology-enabled learning companies and high growth consumer companies for which historical information was available. As of each stock option grant date, we utilized the peer group data to calculate our expected volatility, the average expected stock option term and expected forfeitures. We will continue to use our peer group until sufficient historical data is available. The risk-free interest rate was determined by reference to the United States Treasury rates with the remaining term approximating the expected life assumed at the date of grant.

        The following table sets forth all stock option grants from January 4, 2006, the date of plan inception, through our initial public offering on April 15, 2009:

Grant Date	Number of Options Granted	Exercise Price	Common Stock Fair Value Per Share at Grant Date
May 22, 2006	1,366,456	$3.85	$4.57
August 16, 2006	29,861	3.85	5.10
August 21, 2006	149,500	3.85	5.14
September 5, 2006	130,000	3.85	5.25
December 8, 2006	29,133	3.85	5.92
February 2, 2007(1)	20,423	3.85	6.35
March 21, 2007	221,559	6.08	6.73
April 20, 2007(1)	31,330	6.08	6.98
June 5, 2007	59,800	7.31	7.31
August 3, 2007(1)	18,824	7.31	9.60
August 22, 2007	27,911	10.60	10.60
November 28, 2007	34,229	11.19	11.19
December 17, 2007(1)	22,178	10.60	11.30
February 8, 2008(1)	57,447	11.19	11.64
April 29, 2008(1)	99,346	11.64	10.36
May 28, 2008	110,916	10.36	10.36
August 19, 2008	36,075	14.22	14.22
November 19, 2008	99,021	17.49	17.49
April 15, 2009	441,911	18.00	18.00	(2)

    (1)
    The exercise price for these stock options was established at the fair value of our common stock on the date of grant approval by the board of directors. However, in accordance with SFAS No. 123(R), because all of the key terms of the stock option grants were not communicated to employees on a timely basis, we established the option grant date, the interpolated common stock fair value and stock option fair value as of the date on which all key option terms were communicated to the employees, which is the date reflected above.

    (2)
    Equal to price per share in our initial public offering.

        Given the absence of an active market for our common stock prior to our initial public offering, our board of directors estimated the fair value of our common stock. These estimates of the fair value of our common stock were made as of the following dates:

Valuation Date	Fair Value Per Share
January 4, 2006	$3.85
June 30, 2006	4.77
December 31, 2006	6.08
May 31, 2007	7.31
August 31, 2007	10.60
November 30, 2007	11.19
January 31, 2008	11.64
April 30, 2008	10.36
July 31, 2008	14.22
October 31, 2008	17.49
April 15, 2009	18.00	(1)

    (1)
    Equal to price per share in our initial public offering.

        On January 4, 2006, we acquired our Predecessor for a price of $3.85 per share. The board of directors utilized this value as the exercise price for all stock option grants approved in 2006. Subsequent to December 31, 2006, we performed retrospective valuations of our common stock as of June 30, 2006 and December 31, 2006. The board of directors utilized the December 31, 2006 common stock valuation to establish the exercise price for stock option grants approved on March 21, 2007, as it was the most recent valuation of our common stock. Our board of directors performed the next common stock valuation on May 31, 2007 and continued performing valuations at regular intervals that did not exceed three months.

        In order to determine the fair value of our common stock on the date of grant for purposes of calculating the fair value of our stock option grants under SFAS No. 123(R), we utilized the valuation closest to the grant date if there was a valuation done within 30 days of the grant date. If a valuation was not performed within 30 days of the grant date, we utilized the valuations performed immediately prior to and after the option grant dates and interpolated the grant date values on a straight-line basis between the two valuation dates.

        Based on the last reported price of our common stock on the New York Stock Exchange on June 30, 2009 of $27.44 per share, the intrinsic value of the options outstanding at June 30, 2009, was $38.0 million, of which $20.0 million related to options that were vested and $18.0 million related to options that were not vested.

  Valuation Methodology

        We considered numerous objective and subjective factors in valuing our common stock at each valuation date in accordance with the guidance in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. For each common stock valuation that we performed, we determined the fair value of our common stock by taking the average value calculated under the discounted cash flow method, the guideline company method and the comparative transaction method. We weighted each method equally.

        The significant variables utilized in the discounted cash flow method are:

  •
  our expected revenue, operating performance, cash flow and EBITDA for the current and future years, determined as of the valuation date based on our estimates;

  •
  a discount rate, which is applied to discretely forecasted future cash flows in order to calculate the present value of those cash flows; and

  •
  a terminal value multiple, which is applied to our last year of discretely forecasted EBITDA to calculate the residual value of our future cash flows.

        The guideline company method is based on the following factors:

  •
  our historical revenue and EBITDA for the twelve months prior to the valuation date;

  •
  in later valuations, our expected revenue and EBITDA for the following fiscal year, determined as of the valuation date based on our estimates;

  •
  multiples of market value to trailing twelve months revenue and EBITDA, determined as of the valuation date, based on a group of comparable public companies we identified; and

  •
  multiples of market value to expected revenue and EBITDA for the following fiscal year, determined as of the valuation date, based on the group of comparable public companies that we identified.

        The comparative transaction method is based on the following factors:

  •
  our historical revenue and EBITDA for the twelve months prior to the valuation date; and

  •
  multiples of the final transaction values, for comparable companies that were sold, to their revenue and EBITDA for the twelve months prior to the acquisition date.

        Our analysis of comparable transactions for valuations performed from January 4, 2006 through May 31, 2007 was focused on the sale of three technology-enabled education companies that were sold between March 2004 and October 2005. The average revenue and EBITDA of this group was $12.2 million and $1.0 million, respectively. The revenue multiples for the group ranged from 0.8 to 1.7 times the trailing twelve month revenue. The EBITDA multiple for the group ranged from 6.3 to 19.2 times the trailing twelve months EBITDA. We felt that these companies were comparable to us as they operated in our industry, were relatively comparable in terms of our revenue at that time and occurred within a reasonable time of the valuation.

        Beginning with the August 31, 2007 valuation and for all subsequent valuations prior to our initial public offering, our analysis of comparative transactions focused on the sales of four privately held technology-enabled education companies that were sold between April 2003 and April 2007. These transactions were different than those utilized in our comparative transaction method in prior valuations. We adjusted the comparable companies because we had experienced significant growth and we felt the previous companies were not representative of us. The average revenue and EBITDA for the new group in the twelve months before their respective sale dates was $92.7 million and $11.7 million, respectively. The revenue multiple for the group ranged from 1.0 to 14.2 with a median of 1.4 times the trailing twelve months revenue. We also examined adjusted revenue multiples at each valuation date due to differences in EBITDA margin between us and the comparable companies. The adjusted revenue multiples ranged from 0.69 to 3.20 between August 31, 2007 and October 31, 2008. The EBITDA multiple for the group ranged from 9.5 to 18.9 times trailing twelve months EBITDA and were not adjusted. We felt that these companies were comparable to us as they operated in our industry, were, on average, comparable in size in terms of revenue and EBITDA and the transactions occurred within a reasonable time of the valuation date.

        Our valuations conducted prior to our initial public offering also considered the lack of marketability of our common stock and the liquidation rights and preferences of our preferred stock. In allocating the total equity value between preferred and common stock, we assumed that the preferred stock would convert to common stock because the preferred stock was in-the-money based on the concluded common stock value on each valuation date. This assumption remained consistent for all valuations through the May 31, 2007 valuation, after which we began to utilize the probability-weighted method and the option-pricing method for allocating the total equity value between preferred and common stock.

  Valuation at January 4, 2006

        On January 4, 2006, we sold 446,958 shares of series A convertible preferred stock and 1,291,212 shares of common stock to outside investors at a price of $100.00 per preferred share and $3.85 per common share. Each share of preferred stock is convertible into 26 shares of common stock. All of the stock was purchased by ABS Capital Partners, Norwest, Madison Capital Funding LLC and our chief executive officer, Tom Adams, all of whom purchased shares on the same date for the same price. We performed a valuation of our common and preferred stock contemporaneously with the stock sale to outside investors, which supported the price paid for the stock by the outside investors. This valuation utilized the valuation methodology described above. For purposes of the guideline company method, we utilized a group of three comparable technology-enabled education companies to compute our implied multiples of market value to revenue and EBITDA. Based on the stock sale and the corroborating valuation, we determined the fair value of our common stock to be $3.85 on January 4, 2006.

  Valuation at June 30, 2006

        In May 2007, the board of directors performed a retrospective valuation of our common stock as of June 30, 2006. Under the discounted cash flow method, we utilized a discount rate of 25% and a terminal value multiple of 4.8, which we believed best reflected our growth rate and other attributes of our business at that time. Our forecasted future revenue and EBITDA for 2008 through 2010 increased by 9% and 8%, respectively, from our forecast on the previous valuation date. Under the guideline company method, we expanded our peer group of comparable publicly traded companies to include six technology-enabled education companies. The implied multiples of trailing twelve months revenue and EBITDA for the peer group were 1.4 and 9.1, respectively. Under the comparative transaction method, we utilized average trailing twelve months revenue and EBITDA multiples of 1.5 and 9.5, respectively. Our trailing twelve months revenue increased by 39% and EBITDA increased by 99% from the previous valuation. We applied a 20% discount for the lack of marketability of our common stock. Based on these factors, the fair value of our common stock as of June 30, 2006 increased to $4.77 per share.

  Valuation at December 31, 2006

        In April 2007, the board of directors performed a retrospective valuation of our common stock as of December 31, 2006. Under the discounted cash flow method, our discount rate was unchanged from the previous valuation, and our terminal value multiple was 4.7. Our forecasted revenue and EBITDA for 2008 through 2010 increased by 9% and 15%, respectively, from the forecast at our previous valuation. Under the guideline company method, the peer group was also unchanged and the market multiples remained consistent with the previous valuation. Under the comparative transaction method, we utilized average trailing twelve months revenue and EBITDA multiples of 1.4 and 9.0, respectively. Our trailing twelve months revenue increased by 36% and our trailing twelve months EBITDA decreased by 3% from the previous valuation. As a result, the fair value of our common stock as of December 31, 2006 increased to $6.08 per share.

  Valuation at May 31, 2007

        On May 31, 2007, the board of directors performed a contemporaneous valuation of our common stock. Under the discounted cash flow method, we utilized a discount rate of 24% and the terminal value multiple was 5.0. Our forecasted future revenue and EBITDA was unchanged from our forecast on our previous valuation date. Under the guideline company method, the peer group was unchanged and the market multiples derived from our peer group for trailing twelve months revenue and EBITDA increased to 1.9 and 10.7, respectively. Under the comparative transaction method, we did not change revenue and EBITDA multiples from the previous valuation. Our trailing twelve months revenue increased by 17% and our trailing twelve months EBITDA decreased by 4% from the previous valuation. We reduced the discount for the lack of marketability to 15%, as we began more seriously evaluating the timing of a potential initial public offering. Based on these factors, the fair value of our common stock as of May 31, 2007 increased to $7.31 per share.

  Valuation at August 31, 2007

        On August 31, 2007, the board of directors performed a contemporaneous valuation of our common stock. At this time, the board of directors expanded and refined the valuation methodologies utilized in its common stock valuations with a view to providing what they believed would be a more comprehensive valuation analysis.

        For example, although the preferred stock was still in-the-money based on the concluded value of the common stock, we began utilizing the option-pricing method and the probability-weighted expected return method to determine the equity allocation between common and preferred stock and thereby estimate the fair value of our common stock. We made this change because we had begun to consider a possible future initial public offering of our common stock. Both methods were weighted equally and the fair value of our common stock was calculated by taking the average value calculated under each method. This adjustment in our methodology did not have a significant effect on the estimated fair value of our common stock. We continued to use this method of allocating value between preferred and common stock for all subsequent valuations.

        Under the probability-weighted model, we estimated three potential outcomes for our company, which were an initial public offering, a sale of the company or continuing to operate as a private company. The weighted-probabilities we associated with these scenarios were 70%, 20% and 10%, respectively.

        Under the option-pricing method, the primary assumptions are the volatility of the total equity value of the company and the time to an expected liquidity event. We utilized a volatility of 60%, which was based on the volatilities of the stock prices of the peer group, in our August 31, 2007 valuation and for all subsequent valuations. The time to a liquidity event at each valuation was based on our expectations with respect to the timing of an initial public offering or sale of the company.

        Under the discounted cash flow method, we utilized a discount rate of 21% and our terminal value multiple was increased to 10.0. We determined to use a higher terminal value at this time because we believed it more closely reflected the EBITDA multiples of the comparable public companies in our peer group, which we significantly expanded for this valuation. Under the guideline company method, we expanded our peer group of comparable public companies to include a total of seven technology-enabled learning companies and seven high-growth consumer companies. The addition of these high-growth consumer companies to our peer group reflected our views at that time about our company, its growth potential and its positioning. The addition of these high-growth consumer companies resulted in an increase in our average trailing twelve months EBITDA multiple to 17.5, while the average trailing twelve months revenue multiple decreased slightly to 1.8. In this valuation, we also began to consider market multiples on expected future revenue and EBITDA in our guideline company analysis. The multiples on expected future revenue and EBITDA for the following fiscal year were 1.4 and 11.5, respectively, as of the valuation date. Under the comparative transaction method, we utilized average trailing twelve months revenue and EBITDA multiples of 1.8 and 17.0, respectively. Our trailing twelve months revenue increased by 9%, while our trailing twelve months EBITDA decreased by 20%, from the previous valuation. Our forecasted revenue and EBITDA for 2008 through 2010 was cumulatively reduced by 4% and 41%, respectively, from our forecast at the previous valuation date due to lower than expected growth in 2007. We also began to determine the discount for lack of liquidity based on a Black-Scholes put option model, and we continued to use this model for all subsequent valuations. The discount for lack of marketability was increased to 22% from the prior valuation based on this analysis and reflecting an extension of our expected timing of our potential future initial public offering. Based upon these factors, the fair value of our common stock per share as of August 31, 2007 increased to $10.60 per share. The increase was primarily driven by the significant increase in market-based EBITDA multiples of our comparable peer group as well as the increase in our discounted cash flow analysis, which was primarily due to the increase in the terminal value multiple.

  Valuation at November 30, 2007

        On November 30, 2007, the board of directors performed a contemporaneous valuation of our common stock. Under the discounted cash flow method, we reduced the discount rate to 20%, while the terminal value factor was unchanged from the previous valuation. Under the guideline company method, the peer group was unchanged and the average implied multiple for revenue remained consistent with the previous value, although the average implied multiple of EBITDA increased to 20.5, and the average multiples of expected revenue and EBITDA were 1.4 and 12.5, respectively. Under the comparative transaction method, we did not change the revenue and EBITDA multiples from the previous valuation. Our trailing twelve months revenue increased by 7% and trailing twelve months EBITDA decreased by 19%, while our forecasted revenue and EBITDA for 2008 through 2010 was unchanged from our forecast at the prior valuation date. We reduced the discount for the lack of marketability of our common stock to 20%, as we felt that we were closer to an initial public offering. The scenarios and probability weighting in our probability-weighted expected return model and the assumptions in our option-pricing model were unchanged from the previous valuation. Based on these factors, the fair value of our common stock increased to $11.19 per share.

  Valuation at January 31, 2008

        On January 31, 2008, the board of directors performed a contemporaneous valuation of our common stock. Under the discounted cash flow method, our discount rate and terminal value multiple was unchanged from the previous valuation. Under the guideline company method, the peer group was unchanged and our average implied multiples for trailing twelve months revenue and EBITDA decreased to 1.5 and 12.5, respectively, and the average multiples of expected revenue and EBITDA were 1.3 and 11.5, respectively. Under the comparative transaction method, our average trailing twelve months revenue was unchanged, however, we reduced our EBITDA multiple to 12.5, based on changes in market conditions. Our trailing twelve months revenue and EBITDA increased by 10% and 83%, respectively. Our forecasted revenue for 2008 through 2010 was unchanged and our forecasted EBITDA for 2008 through 2010 declined by 1% from our forecast on the previous valuation date. We increased the discount for the lack of marketability of our common stock to 24% as our estimated date for an initial public offering was extended. The scenarios and probability weighting in our probability-weighted expected return model and the assumptions in our option-pricing model were unchanged from the previous valuation, except that the estimated timing of the potential initial public offering was extended. Based on these factors, the fair value of our common stock per share increased to $11.64 per share.

  Valuation at April 30, 2008

        On April 30, 2008, the board of directors performed a contemporaneous valuation of our common stock. Under the discounted cash flow method, we utilized a discount rate to 21%, while the terminal value multiple was unchanged from the previous valuation. Under the guideline company method, the peer group was unchanged. Our average implied multiples for trailing twelve months revenue and EBITDA were 1.2 and 12.5, respectively, and the average multiples for expected revenue and EBITDA were 1.1 and 9.5, respectively. Under the comparative transaction method, based on continuing changes in market conditions, we utilized average trailing twelve months revenue and EBITDA multiples of 1.4 and 14.5, respectively. Our trailing twelve months revenue increased by 5%, while our trailing twelve months EBITDA decreased by 19%. Our forecasted revenue for 2008 through 2010 was unchanged from our estimate on the prior valuation date, although our cumulative forecasted EBITDA for the same period was reduced by 8%. We reduced the discount for the lack of marketability of our common stock to 22%, as we felt that were closer to an initial public offering. The scenarios and probability weighting in our probability-weighted expected return model and the assumptions in our option-pricing model were unchanged from the previous valuation. As a result of these factors, the fair value of our common stock decreased to $10.36 per share.

  Valuation at July 31, 2008

        On July 31, 2008, the board of directors performed a contemporaneous valuation of our common stock. Under the discounted cash flow method, we reduced the discount rate to 18%, while the terminal value multiple was unchanged from the previous valuation. Under the guideline company method, the peer group was unchanged and our average implied multiples for trailing twelve months revenue and EBITDA were 1.7 and 11.5, respectively, and the average multiples for expected revenue and EBITDA were to 1.3 and 9.0, respectively. Under the comparative transaction method, based on continuing changes in market conditions, we utilized average trailing twelve months revenue and EBITDA multiples of 1.75 and 12.5, respectively. Our trailing twelve months revenue increased by 12% and EBITDA increased by 67% from the previous valuation. We also increased our revenue and EBITDA forecast for 2008 through 2010 by 4% and 18%, respectively. The discount for the lack of marketability of our common stock declined from the prior valuation to 19%. The scenarios and probability weighting in our probability-weighted expected return model and the assumptions in our option-pricing model were unchanged from the previous valuation. Based on these factors, the fair value of our common stock per share increased to $14.22. The increase in the fair value of our common stock was primarily due to the significant increase in our trailing twelve months and future expected EBITDA.

  Valuation at October 31, 2008

        On October 31, 2008, the board of directors performed a contemporaneous valuation of our common stock. Under the discounted cash flow method, our discount rate and terminal value multiple were unchanged from the previous valuation. Under the guideline company method, we added two additional technology-enabled learning public companies and eliminated the consumer companies from our peer group. We eliminated the consumer companies from our peer group because we felt that they no longer were representative comparables for our company, particularly in light of their generally slowing growth rates. Our average implied multiples, based on the modified peer group, for trailing twelve months revenue and EBITDA were 1.7 and 9.5, respectively, and the average multiples for future expected revenue and EBITDA were 1.2 and 7.5, respectively. Under the comparative transaction method, we did not change the revenue and EBITDA multiples from the previous valuation. Our trailing twelve months revenue increased by 16% and EBITDA increased by 42% from the previous valuation. We also increased our revenue and EBITDA forecast for 2008 through 2010 by 9% and 21%, respectively. The discount for the lack of marketability of our common stock remained at 19%. The scenarios and probability weighting in our probability-weighted expected return model and the assumptions in our option-pricing model were unchanged from the previous valuation, except that the estimated timing of the potential initial public offering was extended again. Based on these factors, the fair value of our common stock per share increased to $17.49. The increase in the fair value of our common stock was primarily due to the continued increase in our trailing twelve months and future expected EBITDA.

    Stock-based Compensation Expense in Connection with Executive Stock Grants and IPO Option and Restricted Stock Grants

        We made stock grants, restricted stock grants and stock option grants to our employees on April 15, 2009. These stock and option grants are described in more detail under the captions "Executive Compensation—Stock Grants" and "Executive Compensation—IPO Option and Restricted Stock Grants." In connection with these grants, we recorded an aggregate expense of $560,997 in the second quarter of 2009, and we expect to record an additional $6.3 million that will be recorded over the remainder of the four-year vesting period of the stock options and restricted stock grants.

    Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable consist of amounts due to us from our normal business activities, which include credit card receivables and amounts due from our institutional customers and retailers. We provide an allowance for doubtful accounts to reflect the expected non-collection of accounts receivable based on past collection history and specific risks identified.

    Inventories

        We state inventories at the lower of cost, determined on a first-in first-out basis, or market. We review inventory for excess quantities and obsolescence based on our best estimates of future demand, product lifecycle status and product development plans. We use historical information along with these future estimates to reserve for obsolete and potentially obsolete inventory.

    Intangible Assets

        Intangible assets consist of acquired technology, including developed and core technology, customer related assets, trade names and trademarks and other intangible assets. We record intangible assets at cost and amortize them on a straight line basis over their expected lives in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. We review our indefinite-lived intangible assets for impairment on an annual basis based on the fair value of indefinite-lived intangible assets compared to the carrying value in accordance with SFAS No. 142. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, we write down the assets to their net realizable values. Based on our analysis, we believe our intangible assets have not been impaired during any of the periods presented.

    Goodwill

        In accordance with SFAS No. 142, goodwill is not amortized and is tested for impairment annually on June 30th and whenever events and circumstances occur indicating goodwill might be impaired. As of June 30, 2006, 2007, 2008 and 2009, we reviewed the goodwill for impairment and determined that no impairment of goodwill had occurred during any of the periods presented.

    Valuation of Long-Lived Assets

        We evaluate the recoverability of our long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. SFAS No. 144 requires recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted net cash flows attributable to such assets. In accordance with SFAS No. 144, we recognize impairment, if any, in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. Based on our analysis, we believe that no impairment of our long-lived assets was indicated as of December 31, 2007 and 2008 and June 30, 2009.

    Income Taxes

        For the period from January 1, 2006 through January 4, 2006, the Predecessor made no provision for federal income taxes because it was treated as an S corporation for purposes of federal income taxes. It was also treated as an S corporation for most state income taxes, but some states do not recognize S corporation status and tax S corporations the same as C corporations. Federal and most state income taxes were the responsibility of the Predecessor's stockholders, who were responsible for reporting their allocable shares of the Predecessor's income and deductions in their respective income tax returns. Income tax expense for the period from January 1, 2006 through January 4, 2006 was related to state income taxes from states that do not recognize the S corporation status.

        For the period from January 4, 2006 through December 31, 2006, the years ended December 31, 2007 and 2008, and for the six months ended June 30, 2009, we accounted for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which provides for an asset and liability approach to accounting for income taxes. Deferred tax assets and liabilities represent the future tax consequences of the differences between the financial statement carrying amounts of assets and liabilities versus the tax bases of assets and liabilities. Under this method, we recognize deferred tax assets for deductible temporary differences, and operating loss and tax credit carryforwards. We recognize deferred liabilities for taxable temporary differences. We reduce deferred tax assets by a valuation allowance when, in the opinion of our management, it is more likely than not that we will not realize some portion or all of the deferred tax assets. We recognize the impact of tax rate changes on deferred tax assets and liabilities in the year that the change is enacted.

        In June 2006, the Financial Accounting Standards Board, or FASB, issued FIN No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN No. 48 did not have a material impact on our financial condition, results of operations or cash flows.

Internal Control over Financial Reporting

        Effective internal control over financial reporting is necessary for us to provide reliable annual and interim financial reports and to prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results and financial condition could be materially misstated and our reputation could be significantly harmed. Prior to our initial public offering, we were not subject to the same standards applicable to a public company. Since our initial public offering, we have been subject to requirements and standards set by the SEC.

        In relation to our consolidated financial statements for the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007, we identified material weaknesses in our internal controls. As of December 31, 2008, we believe we have remediated all material weaknesses that we identified in previous years and we have not identified any new outstanding material weaknesses as of December 31, 2008. A material weakness is defined as a significant deficiency or combination of significant deficiencies, that results in a reasonable possibility that a material misstatement of our financial statements will not be prevented by our internal control over financial reporting. A significant deficiency means a control deficiency, or combination of control deficiencies, that adversely affects our ability to initiate, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our financial statements that is more than inconsequential will not be prevented or detected by our internal control over financial reporting.

        We identified the following material weaknesses as of December 31, 2007, which we believe were remediated as of December 31, 2008:

  •
  our accounting for inventory, which included our application of overhead costs, our physical inventory system and our valuation of inventory held by our U.K. subsidiary;

  •
  our calculation of our income tax provision, which included our calculation of a tax deduction, our tax provision for U.K. and Japanese subsidiaries and our identification and documentation of uncertain tax positions;

  •
  our general computer controls, which included our user account, user password, user access review and audit log practices and our change management policy;

  •
  our accounting for stock-based compensation, which included our recently implemented equity reporting system, our option documentation and option modifications; and

  •
  controls within our enterprise resources planning system.

        In addition, we had a significant deficiency in our financial closing process at December 31, 2007, which had been classified as a material weakness at December 31, 2006. We believe this significant deficiency has also been remediated as of December 31, 2008. The material weaknesses over accounting for inventory, income taxes and stock-based compensation were identified during 2007 and were not outstanding at December 31, 2006.

    Remediation Efforts

        We began our initial evaluation of our system of internal control over financial reporting with the assistance of independent third-party consultants in late 2006 and continued these efforts through December 31, 2008. This evaluation consisted of a detailed review of current processes and controls, and the identification and evaluation of the deficiencies affecting our financial statements.

        We have taken steps to remediate material weaknesses in the areas of accounting for inventory, income taxes and stock-based compensation and general computer controls, including:

  •
  In April 2007, we began expanding our accounting and finance organization by hiring additional senior-level accounting personnel, many of whom are certified public accountants and possess experience with publicly traded companies.

  •
  In July 2007, we implemented stock option administration software to enhance compliance with the reporting requirements of SFAS No. 123(R). We established procedures for communicating significant terms of stock option grants to employees for the purpose of grant date determination, and we implemented controls surrounding modification of stock option exercise terms.

  •
  In July 2007, we engaged an independent consultant to assist us in the evaluation, design and remediation of the business cycles included in our internal control structure.

  •
  In December 2007, we engaged an information technology consultant to assess the design and effectiveness of our general computer controls and assist us in the remediation of the gaps identified.

        During 2008, we focused our remediation efforts on the design and implementation and testing the effectiveness of our general computer controls and enterprise resource planning system controls.

        The process of improving our internal controls has required and will continue to require us to expend significant resources to design, implement and maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. As a private company, we were not subject to the same internal control standards applicable to a public company. As a result of our initial public offering, we will, after a phase-in period applicable to all companies after filing an initial public offering, become subject to the requirements of the Sarbanes-Oxley Act of 2002, Section 404, which requires our management to assess the effectiveness of our internal controls over financial reporting. There can be no assurance that the remediation efforts we have taken have been successful in meeting this standard. Material weaknesses and other deficiencies in our internal controls could cause investors to lose confidence in our financial reporting, particularly as a result of inaccurate financial reporting, and also cause our stock price to decline. Material weaknesses in our internal controls may impede our ability to produce timely and accurate financial statements, which could cause us to fail to file our periodic reports timely, result in inaccurate financial reporting or restatements of our financial statements, subject our stock to delisting and materially harm our business reputation and our stock price. We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal controls over financial reporting on an ongoing basis.

Results of Operations

        The following table sets forth our consolidated statement of operations for the periods indicated.

	Predecessor	Successor
	Period from January 1, through January 4, 2006	Period from January 4, through December 31, 2006			Six Months Ended June 30,
			Year Ended December 31, 2007	Year Ended December 31, 2008
					2008	2009
	(in thousands)
Revenue:
Product	$178	$80,604	$119,897	$184,182	$71,848	$91,512
Subscription and service	94	10,694	17,424	25,198	11,479	15,233

Total revenue	272	91,298	137,321	209,380	83,327	106,745
Cost of revenue:
Cost of product revenue	199	11,549	19,055	26,539	9,998	13,136
Cost of subscription and service revenue	4	992	1,632	2,137	1,083	994

Total cost of revenue	203	12,541	20,687	28,676	11,081	14,130

Gross profit	69	78,757	116,634	180,704	72,246	92,615

Operating expenses:
Sales and marketing	695	45,854	65,437	93,384	39,782	50,759
Research and development	41	8,117	12,893	18,387	8,290	14,944
Acquired in-process research and development	—	12,597	—	—	—	—
General and administrative	142	16,590	29,786	39,577	17,384	33,054
Lease abandonment	—	—	—	1,831	—	—
Transaction-related expenses	10,315	—	—	—	—	—

Total operating expenses	11,193	83,158	108,116	153,179	65,456	98,757

Income (loss) from operations	(11,124)	(4,401)	8,518	27,525	6,790	(6,142)
Other income and expense:
Interest income	—	613	673	454	314	54
Interest expense	—	(1,560)	(1,331)	(891)	(521)	(339)
Other (expense) income	3	60	154	239	112	35

Total interest and other income (expense), net	3	(887)	(504)	(198)	(95)	(250)

Income (loss) before income taxes	(11,121)	(5,288)	8,014	27,327	6,695	(6,392)
Income tax expense (benefit)	—	(1,240)	5,435	13,435	3,766	(2,295)

Net income (loss)	$(11,121)	$(4,048)	$2,579	$13,892	$2,929	$(4,097)

Stock-based compensation expense included in:
Cost of revenue	$—	$1	$2	$2	$1	$11
Sales and marketing	—	59	189	153	69	635
Research and development	—	128	360	482	217	5,375
General and administrative	—	373	776	953	455	14,093
Transaction-related expenses	5,930	—	—	—	—	—

Total stock-based compensation expense	$5,930	$561	$1,327	$1,590	$742	$20,114

Intangible amortization expense included in:
Cost of revenue	$—	$1,213	$1,227	$13	$13	$—
Sales and marketing	—	4,113	3,596	3,003	1,501	33

Total intangible amortization expense	$—	$5,326	$4,823	$3,016	$1,514	$33

        The following table sets forth our consolidated statement of operations data expressed as a percentage of total revenue for the periods indicated.

	Predecessor	Successor
	Period from January 1, through January 4, 2006	Period from January 4, through December 31, 2006			Six Months Ended June 30,
			Year Ended December 31, 2007	Year Ended December 31, 2008
					2008	2009
Revenue:
Product	65%	88%	87%	88%	86%	86%
Subscription and service	35	12	13	12	14	14

Total revenue	100	100	100	100	100	100
Cost of revenue:
Cost of product revenue	73	13	14	13	12	12
Cost of subscription and service revenue	1	1	1	1	1	1
Total cost of revenue	75	14	15	14	13	13

Gross profit	25	86	85	86	87	87

Operating expenses:
Sales and marketing	256	50	48	45	48	48
Research and development	15	9	9	9	10	14
Acquired in-process research and development	—	14	—	—	—	—
General and administrative	52	18	22	19	21	31
Lease abandonment	—	—	—	1	—	—
Transaction-related expenses	3,792	—	—	—	—	—

Total operating expenses	4,115	91	79	73	79	93

Income (loss) from operations	(4,090)	(5)	6	13	8	(6)
Other income and expense:
Interest income	—	1	1	0	0	0
Interest expense	—	(2)	(1)	0	(1)	0
Other income	1	0	0	0	0	0

Total interest and other (expense) income, net	1	(1)	0	0	0	0

Income (loss) before income taxes	(4,089)	(6)	6	13	8	(6)
Income tax expense (benefit)	—	(1)	4	6	5	(2)

Net income (loss)	(4,089)%	(4)%	2%	7%	4%	(4)%

Comparison of the Three Months Ended June 30, 2009 and the Three Months Ended June 30, 2008

  Revenue

	Three Months Ended June 30,
	2008		2009		Change	% Change
	(dollars in thousands)
Product revenue	$41,630	87.2%	$48,672	86.2%	$7,042	16.9%
Subscription and service revenue	6,112	12.8	7,788	13.8	1,676	27.4

Total revenue	$47,742	100.0%	$56,460	100.0%	$8,718	18.3

Revenue by sales channel:
Direct-to-consumer	$20,691	43.3%	$25,944	46.0%	$5,253	25.4
Kiosk	8,017	16.8	9,279	16.4	1,262	15.7
Global retail	8,747	18.3	7,679	13.6	(1,068)	(12.2)

Total consumer	37,455	78.5	42,902	76.0	5,447	14.5
Institutional	10,287	21.5	13,558	24.0	3,271	31.8

Total revenue	$47,742	100.0%	$56,460	100.0%	$8,718	18.3

        Our total revenue for the three months ended June 30, 2009 was $56.4 million, an increase of $8.7 million, or 18.3%, from the three months ended June 30, 2008.

  Consumer

        Consumer revenue was $42.9 million for the three months ended June 30, 2009, an increase of $5.4 million, or 14.5%, from the three months ended June 30, 2008. The increase in consumer revenue was attributable to a 26% increase in the average selling price of each unit, which accounted for an $8.9 million increase in revenue, partially offset by a 9% decrease in unit sales, which resulted in a $3.5 million decrease in revenue. The reduction in unit volume was due primarily to discontinuation of our entry level three-month online subscription offering in October 2008. Online three-month subscriptions decreased from approximately 10% of total unit sales to less than 1% of total unit sales for the three months ended June 30, 2008 and 2009, respectively. In addition, we also received a $2.6 million initial stocking order from Barnes & Noble in June 2008 to support their expansion of our product line to over 650 of their stores nationally. Excluding this significant inventory stocking order and three-month subscriptions sales in the 2008 period, unit sales increased by 15%. Our sales growth was driven by a 21% increase in our direct advertising expenditures as well as growth in our retail distribution network as the number of kiosks increased from 141 at June 30, 2008 to 183 at June 30, 2009. The decline in global retail revenues was due to the significant inventory stocking order in June 2008, combined with a $0.7 million reserve related to price protection rights granted to resellers.

        The growth in our average selling price per unit was primarily due to the expansion of our product offering combined with a change in our sales mix. In June 2008, we released our compact disc audio practice tool, the Audio Companion, for 14 languages and added it for another seven languages in September 2008. In October 2008, we bundled our Audio Companion together with our core software application, which resulted in an increase of our average list prices of approximately 13%. We also released 11 additional Version 3 languages during the second half of 2008. In May 2009, we released levels 4 and 5 in English (US) and Spanish (Latin America) as well as four additional Version 3 languages.

        All Version 3 solutions include three course levels, except English (US) and Spanish (Latin America), which include five course levels. Our Version 2 solutions only include one or two course levels. Upon the release of a language in Version 3, we discontinue selling that language in Version 2 and, as a result, sales of Version 3 products replace sales of Version 2 products for that language. Our solutions are often purchased in sets including all available course levels for a language. The additional levels included in Version 3 results in a greater number of available products at our highest price point for a complete set. In addition, our three-month online subscription was our lowest priced product and was eliminated in October 2008. As a result of a shift in our sales mix towards more comprehensive set solutions, combined with the elimination of our three-month online subscription, our average selling price per unit increased during the three months ended June 30, 2009 compared to the 2008 period.

        Product revenue represented 95% of total consumer revenue for the three months ended June 30, 2009, with the balance attributable to subscription and service revenue.

  Institutional

        Institutional revenue was $13.6 million for the three months ended June 30, 2009, an increase of $3.3 million, or 31.8%, compared to the three months ended June 30, 2008. The increase in institutional revenue was primarily due to expansion of our direct sales force. As a result, we had a $1.7 million increase in education and home school revenue, a $1.1 million increase in government and military revenue and a $0.4 million increase in corporate revenue over the comparable prior year period.

        Product revenue represented 59% of total institutional revenue for the three months ended June 30, 2009, and subscription and service revenue represented 41% for the same period.

  Cost of Revenue and Gross Profit

	Three Months Ended June 30,
	2008	2009	Change	% Change
	(dollars in thousands)
Revenue:
Product	$41,630	$48,672	$7,042	16.9%
Subscription and service	6,112	7,788	1,676	27.4

Total revenue	47,742	56,460	8,718	18.3
Cost of revenue:
Cost of product revenue	5,968	7,193	1,225	20.5
Cost of subscription and service revenue	577	509	(68)	(11.8)

Total cost of revenue	6,545	7,702	1,157	17.7

Gross profit	$41,197	$48,758	$7,561	18.4

Gross margin percentages	86.3%	86.4%	0.1%

        Cost of revenue for the three months ended June 30, 2009 was $7.7 million, an increase of $1.2 million, or 18%, from the three months ended June 30, 2008. As a percentage of total revenue, cost of revenue remained consistent at 14% for the three months ended June 30, 2009 and 2008, respectively. The increase in cost of revenue was primarily attributable to expansion of our product offering combined with a change in our sales mix offset in part by the absence in the 2009 period of intangible amortization related to core technology associated with the acquisition of Fairfield & Sons, Ltd., which was fully amortized in 2008. We expect our cost of revenue to increase in absolute dollars in future periods if unit sales continue to grow, if we continue to expand our product offering or if we see continued shift in our sales mix. Cost of revenue will likely increase as a percentage of revenue in future periods as we are planning to release service offerings that will have higher direct costs to deliver to customers.

  Operating Expenses

	Three Months Ended June 30,
	2008	2009	Change	% Change
	(dollars in thousands)
Sales and marketing	$21,737	$27,147	$5,410	24.9%
Research and development	3,758	10,101	6,343	168.8
General and administrative	8,856	23,167	14,311	161.6

Total operating expenses	$34,351	$60,415	$26,064	75.9

  Sales and Marketing Expenses

        Sales and marketing expenses for the three months ended June 30, 2009 were $27.1 million, an increase of $5.4 million or 25%, from the three months ended June 30, 2008. As a percentage of total revenue, sales and marketing expenses increased to 48% for the three months ended June 30, 2009, compared to 46% for the three months ended June 30, 2008. The dollar and percentage increase in sales and marketing expenses was primarily attributable to the continued expansion of our direct marketing activities. Advertising and marketing expenses grew by $1.4 million and were primarily related to internet marketing. We also expanded the number of our kiosks from 141 at June 30, 2008 to 183 at June 30, 2009, which resulted in $1.2 million of additional kiosk operating expenses, including sales compensation related expenses. Personnel costs related to growth in our institutional sales channel and marketing and sales support activities also increased by $1.7 million. In addition, the stock compensation charge related to common stock awarded to key employees resulted in a $0.4 million increase to sales and marketing expense. Completion in January 2009 of the amortization of the intangible assets associated with the acquisition of Fairfield & Sons, Ltd. resulted in a $0.8 million reduction in amortization expense in the 2009 period compared to the 2008 period.

  Research and Development Expenses

        Research and development expenses were $10.1 million for the three months ended June 30, 2009, an increase of $6.3 million, or 169%, from the three months ended June 30, 2008. As a percentage of total revenue, research and development expenses increased to 18% for the three months ended June 30, 2009 compared to 8% for the three months ended June 30, 2008. The dollar and percentage increase was primarily attributable to the stock compensation charge related to common stock awarded to key employees resulting in a $5.0 million increase to stock compensation expense. In addition, research and development expenses increased by $1.4 million due to the addition of new product development personnel associated with the development of new products and services.

  General and Administrative Expenses

        General and administrative expenses for the three months ended June 30, 2009 were $23.2 million, an increase of $14.3 million, or 162%, from the three months ended June 30, 2008. As a percentage of revenue, general and administrative expenses increased to 41% for the three months ended June 30, 2009 compared to 19% for the three months ended June 30, 2008. The dollar and percentage increase was primarily attributable to the stock compensation charge related to common stock awarded to key employees resulting in a $13.4 million increase to stock compensation expense. In addition, general and administrative expenses increased by $0.9 million due to greater personnel related costs as we expanded our finance, information technology and other administrative functions to support the overall growth in our business.

  Stock-Based Compensation Charge

        Included in each of the respective operating expense lines for the three months ended June 30, 2009 is a portion of the $18.8 million charge related to common stock awarded in April 2009 to 10 of our key employees, including our named executive officers, equal to a total of 591,491 shares. The following table presents the stock-based compensation charge by operating expense line item (in thousands):

Three Months Ended June 30, 2009
Cost of sales	$—
Sales and marketing	377
Research and development	5,033
General and administrative	13,393

Total	$18,803

  Interest and Other Income (Expense)

	Three Months Ended June 30,
	2008	2009	Change	% Change
	(dollars in thousands)
Interest income	$98	$23	$(75)	(76.5)%
Interest expense	(225)	(24)	201	(89.3)
Other income (expense)	(175)	(61)	114	(65.1)

Total	$(302)	$(62)	$240	(79.5)

        Interest income represents interest earned on our cash and cash equivalents. Interest income for the three months ended June 30, 2009 was $23,000, a decrease of $75,000, or 77%, from the three months ended June 30, 2008.

        Interest expense is related to our long-term debt, the outstanding balance of which was zero as of June 30, 2009. Interest expense for the three months ended June 30, 2009 was $24,000, a decrease of $0.2 million, or 89%, from the three months ended June 30, 2008. The decrease was primarily due to the retirement of our previous Madison Capital term loan. We expect interest expense will decrease in future periods as we used proceeds from the initial public offering to repay the outstanding balance of our long-term debt with Wells Fargo in April 2009.

        Other expense for the three months ended June 30, 2009 was $61,000, a decrease of $114,000, or 65%, from the three months ended June 30, 2008. The dollar decrease was primarily due to a decrease in foreign exchange losses.

  Income Tax Expense (Benefit)

	Three Months Ended June 30,
	2008	2009	Change	% Change
	(dollars in thousands)
Income tax expense (benefit)	$3,183	$(4,427)	$(7,610)	n/a

        Income tax expense (benefit) for the three months ended June 30, 2009 was ($4.4) million compared to $3.2 million for the three months ended June 30, 2008. The decrease was the result of a decrease of $18.3 million in pre-tax income for the three months ended June 30, 2009, compared to the three months ended June 30, 2008. Our effective tax rate decreased to 38% for the three months ended June 30, 2009 compared to an effective tax rate of 49% for the three months ended June 30, 2008. The reduction in our effective tax rate was a result of changes in the geographic distribution of our income and a change in our transfer pricing agreements.

        We determine the pricing among our associated entities on the basis of detailed functional and economic analysis involving benchmarking against transactions among entities that are not under common control. Based on our analysis, we made changes to the transfer pricing agreements effective January 1, 2009. The percentage of foreign losses relative to total consolidated income before tax declined for the three months ended June 30, 2009 as a result of the resulting change in geographic distribution of income resulting in a lower effective tax rate as compared to the three months ended June 30, 2008.

        We do not currently recognize income tax benefit or expense on the results of our foreign subsidiaries. Neither our U.K. nor our Japan subsidiary has produced sustainable pretax profits as of June 30, 2009 and no valuation allowance on net operating loss carryforwards and other deferred tax assets was released. As we continue operations in accordance with the revised transfer pricing agreements, we will monitor actual results and updated projections on a quarterly basis. When and if the subsidiaries realize or realistically anticipate sustainable profitability, we will assess the appropriateness of releasing the valuation allowance in whole or in part.

Comparison of the Six Months Ended June 30, 2009 and the Six Months Ended June 30, 2008

  Revenue

	Six Months Ended June 30,
	2008		2009		Change	% Change
	(dollars in thousands)
Product revenue	$71,848	86.2%	$91,512	85.7%	$19,664	27.4%
Subscription revenue	11,479	13.8	15,233	14.3	3,754	32.7

Total revenue	$83,327	100.0%	$106,745	100.0%	$23,418	28.1

Revenue by sales channel:
Direct-to-consumer	$39,616	47.5%	$50,889	47.7%	$11,273	28.5
Kiosk	14,152	17.0	17,500	16.4	3,348	23.7
Global retail	12,327	14.8	14,863	13.9	2,536	20.6

Total consumer	66,095	79.3	83,252	78.0	17,157	26.0
Institutional	17,232	20.7	23,493	22.0	6,261	36.3

Total revenue	$83,327	100.0%	$106,745	100.0%	$23,418	28.1

        Total revenue for the six months ended June 30, 2009 was $106.7 million, an increase of $23.4 million, or 28.1%, from the six months ended June 30, 2008.

  Consumer

        Consumer revenue was $83.3 million for the six months ended June 30, 2009, an increase of $17.2 million, or 26%, from the six months ended June 30, 2008. The increase in consumer revenue was attributable to a 28% increase in the average selling price of each unit, which accounted for an $18.1 million increase in revenue, partially offset by a 1% decrease in unit sales, which resulted in a $1.0 million decrease in revenue. The unit decrease was due to the discontinuation of our entry level three-month online subscription offering in October 2008. Online three-month subscriptions decreased from approximately 11% of total unit sales to 2% of total unit sales for the six months ended June 30, 2008 and 2009, respectively. In addition, we also received a $2.6 million initial stocking order from Barnes & Noble in June 2008 to support their expansion of our product line to over 650 of their stores nationally. Excluding the inventory stock order and three-month subscriptions sales in the 2008 period, unit sales increased 17%. Overall sales growth was driven by a 22% increase in our direct advertising spend as well as growth in our retail distribution network as the number of kiosks increased from 141 at June 30, 2008 to 183 at June 30, 2009, and Barnes & Noble expanded our store presence from approximately 70 stores to over 650 stores in June 2008.

        The growth in our average selling price per unit was primarily due to the expansion of our product offering combined with a change in our sales mix. In June 2008, we released our compact disc audio practice tool, the Audio Companion, for 14 languages and added it for another seven languages in September 2008. In October 2008, we bundled our Audio Companion together with our core software application, which resulted in an increase of our average list prices of approximately 13%. We also released 11 additional Version 3 languages during the second half of 2008. In May 2009, we released Levels 4 and 5 in English (US) and Spanish (Latin America) as well as four additional Version 3 languages. We also experienced a shift in sales mix, as Level 1-2-3 set sales increased from approximately 26% of total unit sales for the six months ended June 30, 2008 to approximately 44% of total unit sales in the six months ended June 30, 2009. In addition, our three-month online subscription was our lowest priced product and was eliminated in October 2008. As a result of a shift in our sales mix towards more comprehensive set solutions combined with the elimination of our three-month online subscription, our average selling price per unit increased during the six months ended June 30, 2009 compared to the 2008 period.

        All Version 3 solutions include three course levels, except English (US) and Spanish (Latin America), which include five course levels. Our Version 2 solutions only include one or two course levels. Upon the release of a language in Version 3, we discontinue selling that language in Version 2 and, as a result, sales of Version 3 products replace sales of Version 2 products for that language. Our solutions are often purchased in sets including all available course levels for a language. The additional levels included in Version 3 results in a greater number of available products at our highest price point for a complete set.

        Product revenue represented 95% of total consumer revenue for the six months ended June 30, 2009, with the balance attributable to subscription and service revenue.

  Institutional

        Institutional revenue was $23.5 million for the six months ended June 30, 2009, an increase of $6.3 million, or 36.3%, compared to the six months ended June 30, 2008. The increase in institutional revenue was primarily due to growth of our average selling price attributed to the release of our Version 3 products in the institutional market combined with the expansion of our direct sales force. As a result, we had a $4.1 million increase in education and home school revenue, a $1.6 million increase in government and military revenue and a $0.9 million increase in corporate revenue over the comparable prior year period.

        Product revenue represented 54% of total institutional revenue for the six months ended June 30, 2009, and subscription and service revenue represented 46% for the same period.

  Cost of Revenue and Gross Profit

	Six Months Ended June 30,
	2008	2009	Change	% Change
	(dollars in thousands)
Revenue:
Product	$71,848	$91,512	$19,664	27.4%
Subscription and service	11,479	15,233	3,754	32.7

Total revenue	83,327	106,745	23,418	28.1
Cost of revenue:
Cost of product revenue	9,998	13,136	3,138	31.4
Cost of subscription and service revenue	1,083	994	(89)	(8.2)

Total cost of revenue	11,081	14,130	3,049	27.5

Gross profit	$72,246	$92,615	$20,369	28.2

Gross margin percentages	86.7%	86.8%	0.1%

        Cost of revenue for the six months ended June 30, 2009 was $14.1 million, an increase of $3.0 million, or 28%, from the six months ended June 30, 2008. As a percentage of total revenue, cost of revenue remained consistent at 13% for the six months ended June 30, 2009 and 2008, respectively. The increase in cost of revenue was primarily attributable to expansion of our product offering combined with a change in our sales mix, offset in part by the absence in the 2009 period of intangible amortization related to core technology associated with the acquisition of Fairfield & Sons, Ltd., which was fully amortized in 2008. We expect our cost of revenue to increase in absolute dollars in future periods if our unit sales continue to grow, if we continue to expand our product offering or if we see continued shift in our sales mix. Cost of revenue will likely increase as a percentage of revenue in future periods as we are planning to release subscription and service offerings that will have higher direct costs to deliver to customers.

  Operating Expenses

	Six Months Ended June 30,
	2008	2009	Change	% Change
	(dollars in thousands)
Sales and marketing	$39,782	$50,759	$10,977	27.6%
Research and development	8,290	14,944	6,654	80.3
General and administrative	17,384	33,054	15,670	90.1

Total operating expenses	$65,456	$98,757	$33,301	50.9

  Sales and Marketing Expenses

        Sales and marketing expenses for the six months ended June 30, 2009 were $50.8 million, an increase of $11.0 million, or 28%, from the six months ended June 30, 2008. As a percentage of total revenue, sales and marketing expenses remained consistent at 48% for the six months ended June 30, 2008 and 2009. The dollar increase in sales and marketing expenses was primarily attributable to the continued expansion of our direct marketing activities. Advertising and marketing expenses grew by $3.1 million and were primarily related to the purchase of additional television media and internet marketing. We also expanded the number of our kiosks from 141 at June 30, 2008 to 183 at June 30, 2009, which resulted in $3.1 million of additional kiosk operating expenses, including sales compensation related expenses. Personnel costs related to growth in our institutional sales channel and marketing and sales support activities also increased by $3.2 million. The stock compensation charge related to common stock awarded to key employees resulted in a $0.4 million increase in sales and marketing expense. Completion in January 2009 of the amortization of the intangible assets associated with the 2006 acquisition of Fairfield & Sons, Ltd. resulted in a $1.5 million reduction in amortization expense in the 2009 period compared to the comparable 2008 period.

  Research and Development Expenses

        Research and development expenses were $14.9 million for the six months ended June 30, 2009; an increase of $6.7 million, or 80%, from the six months ended June 30, 2008. As a percentage of total revenue, research and development expenses increased to 14% for the six months ended June 30, 2009 compared to 10% for the six months ended June 30, 2008. The dollar and percentage increase was primarily attributable to a stock compensation charge related to common stock awarded to key employees resulting in a $5.0 million increase in research and development expense. In addition, research and development expenses increased by $1.7 million due to the addition of new product development personnel associated with the development of new products and services.

  General and Administrative Expenses

        General and administrative expenses for the six months ended June 30, 2009 were $33.1 million, an increase of $15.7 million, or 90%, from the six months ended June 30, 2008. As a percentage of revenue, general and administrative expenses increased to 31% for the six months ended June 30, 2009 compared to 21% for the six months ended June 30, 2008. The dollar and percentage increase was primarily attributable to a stock compensation charge related to common stock awarded to key employees resulting in a $13.4 million increase in general and administrative expense. In addition, general and administrative expenses increased by $2.3 million due to greater personnel related costs as we expanded our finance, information technology and other administrative functions to support the overall growth in our business.

  Stock-Based Compensation Charge

        Included in each of the respective operating expense lines for the six months ended June 30, 2009 is a portion of the $18.8 million charge related to common stock awarded to 10 of our key employees in April

2009 equal to a total of 591,491 shares. The following table presents the stock-based compensation charge by operating expense line item (in thousands):

Six Months Ended June 30, 2009
Cost of sales	$—
Sales and marketing	377
Research and development	5,033
General and administrative	13,393

Total	$18,803

  Interest and Other Income (Expense)

	Six Months Ended June 30,
	2008	2009	Change	% Change
	(dollars in thousands)
Interest income	$314	$54	$(260)	(82.8)%
Interest expense	(521)	(339)	182	(34.9)
Other income (expense)	112	35	(77)	(68.8)

Total	$(95)	$(250)	$(155)	163.2

        Interest income represents interest earned on our cash and cash equivalents. Interest income for the six months ended June 30, 2009 was $54,000, a decrease of $0.3 million, or 83%, from the six months ended June 30, 2008.

        Interest expense is related to our long-term debt, the outstanding balance of which was zero as of June 30, 2009. Interest expense for the six months ended June 30, 2009 was $0.3 million, a decrease of $0.2 million, or 35%, from the six months ended June 30, 2008. The decrease was primarily due to the retirement of our previous Madison Capital term loan. We expect interest expense will decrease in future periods as we paid off the outstanding balance of our long-term debt with proceeds from our initial public offering in April 2009.

        Other income for the six months ended June 30, 2009 was $35,000, a decrease of $77,000, or 69%, from the six months ended June 30, 2008. The decrease was primarily the result of foreign exchange losses due to the British pound weakening against the U.S. dollar.

  Income Tax Expense (Benefit)

	Six Months Ended June 30,
	2008	2009	Change	% Change
	(dollars in thousands)
Income tax expense (benefit)	$3,766	$(2,295)	$(6,061)	n/a

        Income tax expense (benefit) for the six months ended June 30, 2009 was ($2.3) million compared to $3.8 million for the six months ended June 30, 2008. The decrease was the result of a decrease of $13.1 million in pre-tax income for the six months ended June 30, 2009, compared to the six months ended

June 30, 2008. Our effective tax rate decreased to 36% for the six months ended June 30, 2009 compared to an effective tax rate of 56% for the six months ended June 30, 2008. The reduction in our effective tax rate was a result of changes in the geographic distribution of our income and a change in our transfer pricing agreements.

        We determine the pricing among our associated entities on the basis of detailed functional and economic analysis involving benchmarking against transactions among entities that are not under common control. Based on our analysis, we made changes to the transfer pricing agreements effective January 1, 2009. The percentage of foreign losses relative to total consolidated income before tax declined for the six months ended June 30, 2009 due to the resulting change in geographic distribution of income resulting in a lower effective tax rate as compared to the six months ended June 30, 2008.

        We do not currently recognize income tax benefit or expense on the results of our foreign subsidiaries. Neither our U.K. or our Japanese subsidiary has produced sustainable pretax profits as of June 30, 2009 and no valuation allowance on net operating loss carryforwards and other deferred tax assets was released. As we continue operations in accordance with the revised transfer pricing agreements, we will monitor actual results and updated projections on a quarterly basis. When and if the subsidiaries realize or realistically anticipate sustainable profitability, we will assess the appropriateness of releasing the valuation allowance in whole or in part.

Comparison of the Year Ended December 31, 2008 and the Year Ended December 31, 2007

	Year Ended December 31,
	2007		2008		Change	% Change
	(dollars in thousands)
Product revenue	$119,897	87.3%	$184,182	88.0%	$64,285	53.6%
Subscription and service revenue	17,424	12.7	25,198	12.0	7,774	44.6

Total revenue	$137,321	100.0%	$209,380	100.0%	$72,059	52.5

Revenue by sales channel:
Direct-to-consumer	$61,950	45.1%	$96,702	46.2%	$34,752	56.1
Kiosk	23,947	17.4	36,314	17.3	12,367	51.6
Retail	21,206	15.4	34,638	16.5	13,432	63.3

Total consumer	107,103	78.0	167,654	80.1	60,551	56.5
Institutional	30,218	22.0	41,726	19.9	11,508	38.1

Total revenue	$137,321	100.0%	$209,380	100.0%	$72,059	52.5

    Revenue

        Total revenue for the year ended December 31, 2008 was $209.4 million, an increase of $72.1 million, or 53%, from the year ended December 31, 2007.

  Consumer

        Consumer revenue was $167.7 million for the year ended December 31, 2008, an increase of $60.6 million, or 57%, from the year ended December 31, 2007. The increase in consumer revenue was attributable to a 22% increase in unit sales, which resulted in a $23.7 million increase in revenue, combined with a 28% increase in the average selling price of each unit, which accounted for a $36.9 million increase in revenue. Unit growth was driven by the expansion of our direct advertising campaign as well as growth in our retail distribution network. Direct advertising expenses increased 38% to $33.9 million during the year ended December 31, 2008, while the number of kiosks increased from 86 to 150 from December 31, 2007 to December 31, 2008. We also received a $2.6 million initial stocking order from Barnes & Noble in June 2008 to support their expansion of our product line to over 650 of their stores nationally.

        In August 2007, we released our Version 3 solution for ten of our best selling languages. All Version 3 solutions at that time included three course levels, while our Version 2 solutions only included one or two course levels. Upon the release of a language in Version 3, we discontinue selling that language in Version 2 and, as a result, sales of Version 3 products replace sales of Version 2 products for that language. Our solutions are often purchased in sets including all available course levels for a language. The additional levels included in Version 3 enabled us to offer additional languages with all available course levels, resulting in a greater number of available products at our highest price point for a complete set. In March 2008, we released Version 3 in four additional languages and, in June 2008, we released seven additional Version 3 languages. Also in June 2008, we released our Audio Companion practice tool product for all 14 then-available Version 3 languages. In September 2008, we released Version 3 and our Audio Companion in seven additional languages. This expansion of our product portfolio with higher price point options has resulted in the 28% increase in average selling price per unit for the year ended December 31, 2008.

        Product revenue represented 94% of total consumer revenue for the year ended December 31, 2008, with the balance attributable to subscription and service revenue.

  Institutional

        Institutional revenue was $41.7 million for the year ended December 31, 2008, an increase of $11.5 million, or 38%, compared to the year ended December 31, 2007. The increase in institutional revenue was primarily due to the expansion of our direct sales force. As a result, we had a $9.4 million increase in education and home school revenue and a $1.6 million increase in corporate revenue.

        Product revenue represented 65% of total institutional revenue for the year ended December 31, 2008, and subscription and service revenue represented 35% for the same period.

    Cost of Revenue and Gross Profit

	Year Ended December 31,
	2007	2008	Change	% Change
	(dollars in thousands)
Revenue:
Product	$119,897	$184,182	$64,285	53.6%
Subscription and service	17,424	25,198	7,774	44.6

Total revenue	137,321	209,380	72,059	52.5
Cost of revenue:
Cost of product revenue	19,055	26,539	7,484	39.3
Cost of subscription and service revenue	1,632	2,137	505	30.9

Total cost of revenue	20,687	28,676	7,989	38.6

Gross profit	$116,634	$180,704	$64,070

Gross margin percentages	84.9%	86.3%	1.4%

        Cost of revenue for the year ended December 31, 2008 was $28.7 million, an increase of $8.0 million, or 38.6%, from the year ended December 31, 2007. As a percentage of total revenue, cost of revenue was 14% for the year ended December 31, 2008 compared to 15% for the year ended December 31, 2007. The dollar increase in cost of revenue was attributable to growth in unit sales. The increase in gross margin percentage was due to a $0.9 million write down of inventory in the 2007 period associated with the transition from Version 2 to Version 3 product and packaging.

    Operating Expenses

	Year Ended December 31,
	2007	2008	Change	% Change
	(dollars in thousands)
Sales and marketing	$65,437	$93,384	$27,947	42.7%
Research and development	12,893	18,387	5,494	42.6
General and administrative	29,786	39,577	9,791	32.9
Lease abandonment	—	1,831	1,831	100.0

Total operating expenses	$108,116	$153,179	$45,063	41.7

  Sales and Marketing Expenses

        Sales and marketing expenses for the year ended December 31, 2008 were $93.4 million, an increase of $27.9 million, or 43%, from the year ended December 31, 2007. As a percentage of total revenue, sales and marketing expenses were 45% for the year ended December 31, 2008, compared to 48% for the year ended December 31, 2007. The dollar increase in sales and marketing expenses was primarily attributable to the continued expansion of our direct marketing activities. Advertising expenses grew by $9.3 million and were primarily related to the purchase of additional television media. We also expanded the number of our kiosks from 86 as of December 31, 2007 to 150 as of December 31, 2008, which resulted in $7.9 million of additional kiosk operating expenses, including sales compensation related expenses. Personnel costs related to growth in our institutional sales channel and marketing and sales support activities also increased by $7.7 million.

  Research and Development Expenses

        Research and development expenses were $18.4 million for the year ended December 31, 2008, an increase of $5.5 million, or 43%, from the year ended December 31, 2007. As a percentage of total revenue, research and development expenses were 9% for the years ended December 31, 2008 and 2007. The dollar increase was primarily attributable to additional personnel and contract development costs associated with the transition of Version 2 languages to Version 3, as well as the development of new products and services that are complementary to our existing solutions.

  General and Administrative Expenses

        General and administrative expenses for the year ended December 31, 2008 were $39.6 million, an increase of $9.8 million, or 33%, from the year ended December 31, 2007. As a percentage of revenue, general and administrative expenses decreased to 19% for the year ended December 31, 2008 compared to 22% for the year ended December 31, 2007. The dollar increase was primarily attributable to a $4.3 million increase in personnel-related costs as we expanded our finance, information technology and other administrative functions to support the overall growth in our business, and a corresponding increase in communications, travel and other support costs of $4.4 million. Depreciation expense also increased $0.9 million and bad debt expense increased $0.8 million during the year ended December 31, 2008 as a result of greater capital expenditures and credit sales. We also incurred an additional $1.0 million in legal fees related to trademark protection matters. This increase was partially offset by decreased professional service expenses of $0.2 million as we replaced contract staff with employees.

  Lease Abandonment Expenses

        Lease abandonment expense associated with the relocation of our headquarters was $1.8 million for the year ended December 31, 2008, consisting of accrued exit costs and liabilities under operating lease agreements.

    Interest and Other Income (Expense)

	Year Ended December 31,
	2007	2008	Change	% Change
	(dollars in thousands)
Interest income	$673	$454	$(219)	(32.5)%
Interest expense	(1,331)	(891)	440	(33.1)
Other income	154	239	85	55.2

Total	$(504)	$(198)	$306	(60.7)

        Interest expense for the year ended December 31, 2008 was $0.9 million, a decrease of $0.4 million, or 33%, from the year ended December 31, 2007. The decrease was due to a reduction in the outstanding balance of our long-term debt as a result of $3.4 million in principal payments during the period.

    Income Tax Expense

	Year Ended December 31,
	2007	2008	Change	% Change
	(dollars in thousands)
Income tax expense	$5,435	$13,435	$8,000	147.2%

        Income tax expense for the year ended December 31, 2008 was $13.4 million, an increase of $8.0 million, or 147%, compared to the year ended December 31, 2007. The increase was the result of an increase of $19.3 million in pre-tax income for the year ended December 31, 2008, compared to the year ended December 31, 2007. Our effective tax rate decreased to 49.2% for the year ended December 31, 2008 compared to 67.8% for the year ended December 31, 2007 as a result of a decline in the percentage of foreign losses relative to total consolidated income before tax. We do not currently recognize income tax benefits on losses in our foreign subsidiaries.

Comparison of the Year Ended December 31, 2007 and the Period from January 4, 2006 through December 31, 2006

    Revenue

	Period from January 4, through December 31,		Year Ended December 31,
	2006		2007		Change	% Change
	(dollars in thousands)
Revenue:
Product	$80,604	88.3%	$119,897	87.3%	$39,293	48.7%
Subscription and service	10,694	11.7	17,424	12.7	6,730	62.9

Total revenue	$91,298	100.0%	$137,321	100.0%	$46,023	50.4

Revenue by sales channel:
Direct-to-consumer	$41,134	45.1%	$61,950	45.1%	$20,816	50.6
Kiosk	17,055	18.7	23,947	17.4	6,892	40.4
Retail	9,694	10.6	21,206	15.4	11,512	118.8

Total consumer	67,883	74.4	107,103	78.0	39,220	57.8
Institutional	23,415	25.6	30,218	22.0	6,803	29.1

Total revenue	$91,298	100.0%	$137,321	100.0%	$46,023	50.4

        Total revenue was $137.3 million, an increase of $46.0 million, or 50%, from the period from January 4, 2006 through December 31, 2006.

  Consumer

        Consumer revenue in 2007 was $107.1 million, an increase of $39.2 million, or 58%, from the period from January 4, 2006 through December 31, 2006. The increase in consumer revenue was due to a 37% increase in unit sales, which resulted in a $25.4 million increase in revenue, combined with a 15% increase in the average selling price per unit, which accounted for a $13.8 million increase in revenue. Our unit growth was driven by the expansion of our direct advertising campaigns as advertising expenses increased by 51% to $24.5 million in 2007. Kiosk locations grew slightly from 81 at December 31, 2006 to 86 at December 31, 2007. Sales through our retailer partners increased 119% due to the expansion of our retail presence, increased advertising and brand awareness and increased sales by our existing retailers and distributors.

        The increase in our average selling price per unit was attributable to the release of Version 3 in August 2007. Upon the release of a language in Version 3, we discontinue selling that language in Version 2, and as a result, sales of Version 3 products replace sales of Version 2 products for that language. Version 3 solutions at the time of release included three course levels for all languages, while our Version 2 languages were only available in one or two course levels. We often sell our solutions in a set comprising all course levels for a specific language, so increasing the available course levels also increased the price of a complete set of courses for a Version 3 language and resulted in higher average dollar value per sale.

        Product revenue represented 95% of total consumer revenue for the years ended December 31, 2007 and 2006 with the balance attributable to subscription and service revenue.

  Institutional

        Institutional revenue in 2007 was $30.2 million, an increase of $6.8 million, or 29%, from the period from January 4, 2006 through December 31, 2006. The increase in institutional revenue was primarily attributed to the expansion of our direct sales force. As a result, government revenue increased by $2.2 million, education and home school revenue increased by $3.1 million and corporate revenue increased by $1.5 million. Although directed at the consumer markets, we believe our consumer marketing campaigns continue to positively impact our brand recognition, which also contributes to increased sales in our institutional markets.

        Product revenue represented 60% and 68% of total institutional revenue for the years ended December 31, 2007 and 2006, respectively, and subscription and service revenue represented 40% and 32% for the same periods. The increase in subscription and service revenue as a percentage of total institutional revenue was attributable to growth in the government and corporate customer bases.

    Cost of Revenue and Gross Profit

	Period from January 4, through December 31, 2006	Year Ended December 31, 2007	Change	% Change
	(dollars in thousands)
Revenue:
Product	$80,604	$119,897	$39,293	48.7%
Subscription and service	10,694	17,424	6,730	62.9

Total revenue	91,298	137,321	46,023	50.4
Cost of revenue:
Cost of product revenue	11,549	19,055	7,506	65.0
Cost of subscription and service revenue	992	1,632	640	64.5

Total cost of revenue	12,541	20,687	8,146	65.0

Gross profit	$78,757	$116,634	$37,877

Gross margin percentage	86.3%	84.9%	(1.4)%

        Cost of revenue in 2007 was $20.7 million, an increase of $8.1 million, or 65%, from the period from January 4, 2006 through December 31, 2006 to December 31, 2007. As a percentage of total revenue, cost of revenue for the year ended December 31, 2007 increased to 15% from 14% for the period from January 4, 2006 through December 31, 2006. The dollar increase in cost of revenue in 2007 compared to the 2006 period was primarily attributable to increased unit sales. The reduction of gross profit in 2007 was primarily due to slightly higher per-unit costs related to the inclusion of an audio headset with the Version 3 software product. We released Version 3 in ten of our best selling languages in August 2007. We also incurred a write-down of inventory of $0.9 million associated with the transition from Version 2 to Version 3 product and product packaging.

    Operating Expenses

	Period from January 4 through December 31, 2006	Year Ended December 31, 2007	Change	% Change
	(dollars in thousands)
Sales and marketing	$45,854	$65,437	$19,583	42.7%
Acquired in-process research and development	12,597	—	(12,597)	(100.0)
Research and development	8,117	12,893	4,776	58.8
General and administrative	16,590	29,786	13,196	79.5

Total operating expenses	$83,158	$108,116	$24,958	30.0

  Sales and Marketing Expenses

        Sales and marketing expenses in 2007 were $65.4 million, an increase of $19.6 million, or 43%, from the period from January 4, 2006 through December 31, 2006. As a percentage of total revenue, sales and marketing expenses decreased to 48% in 2007 as compared to 50% for the period from January 4, 2006 through December 31, 2006. The dollar increase was primarily attributable to an increase in advertising expenses of $8.3 million, or 51%, resulting from continued expansion of our television, print, radio and online advertising as well as an increase in personnel related costs of $4.6 million as we continued to add new personnel to manage our expanded sales and marketing activities, which included the opening of our Tokyo office in May 2007 and growth in our London office. In connection with our international expansion, we also incurred $3.7 million of expenses to establish local sales and support call centers within each geographic region. Finally, we increased our marketing and public relations expenses by $1.5 million related to a rebranding of our products in association with the launch of Version 3 in August 2007.

  Acquired In-Process Research and Development Expenses

        On January 4, 2006, we acquired all of the outstanding stock of Fairfield & Sons, Ltd., along with its wholly owned subsidiary Fairfield & Sons, Limited. As a result of the acquisition, we allocated $12.6 million to acquired in-process research and development, which we expensed during the period from January 4, 2006 through December 31, 2006.

  Research and Development Expenses

        Research and development expenses in 2007 were $12.9 million, an increase of $4.8 million, or 59%, as compared to the period from January 4, 2006 through December 31, 2006. As a percentage of total revenue, research and development expenses remained unchanged at 9% for the 2006 period and for 2007. The dollar increase was primarily attributable to additional personnel and contract development costs of $3.6 million, both of which were related to the development of Version 3. We initially released Version 3 in ten languages in August 2007 and continued development of additional Version 3 languages throughout the remainder of 2007.

  General and Administrative Expenses

        General and administrative expenses in 2007 increased $13.2 million, or 80%, to $29.8 million as compared to the period from January 4, 2006 through December 31, 2006. As a percentage of revenue, general and administrative expenses increased to 22% in 2007 as compared to 18% for the period from January 4, 2006 to December 31, 2006. The increase was primarily attributable to increased personnel and recruiting costs of $4.7 million and increased professional service expenses of $4.4 million in order to build our finance, information technology and other administrative functions to support the overall growth in our business and to enhance processes and controls.

    Interest and Other Income (Expense)

	Period from January 4 through December 31, 2006	Year Ended December 31, 2007	Change	% Change
	(dollars in thousands)
Interest income	$613	$673	$60	9.8%
Interest expense	(1,560)	(1,331)	229	(14.7)
Other income (expense)	60	154	94	156.7

Total	$(887)	$(504)	$383	43.2

        Interest expense decreased $0.2 million, or 15%, for the year ended December 31, 2007 as compared to the period from January 4, 2006 to December 31, 2006 due to a reduction in the outstanding balance of our long-term debt, as a result of $2.6 million in principal payments during 2007.

    Income Tax Expense

	Period from January 4 through December 31, 2006	Year Ended December 31, 2007	Change	% Change
	(dollars in thousands)
Income tax expense (benefit)	$(1,240)	$5,435	$6,675	538.3%

        Income tax expense for the year ended December 31, 2007 was $5.4 million, an increase of $6.7 million, or 538%, compared to the period from January 4, 2006 through December 31, 2006. The increase was the result of an increase of $13.3 million in pre-tax income for the year ended December 31, 2007 compared to the period from January 4, 2006 through December 31, 2006. Our effective tax rate was 67.8% for the year ended December 31, 2007 compared to 23.4% for the period from January 4, 2006 through December 31, 2006. The increase in our effective tax rate was due to an increase in foreign losses, for which no income tax benefits are recognized, relative to total consolidated income before tax.

Period from January 1, 2006 through January 4, 2006

        Activity for the period from January 1, 2006 through January 4, 2006 represents the results of operations for our Predecessor in 2006 prior to its acquisition by Rosetta Stone Inc. on January 4, 2006. During this period, our Predecessor incurred transaction-related expenses relating to the acquisition. Included in the expenses were $5.9 million related to restricted common stock, $3.1 million in cash bonuses and $1.2 million in acquisition-related bank fees.

Quarterly Results of Operations

        The following tables set forth unaudited quarterly consolidated statement of operations data for the four quarters of 2007 and 2008 and the two completed quarters in 2009, as well as the percentage that each line item represented of our revenue. We have prepared the statement of operations data for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of the management, the statement of operations data includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with the audited consolidated financial statements, interim unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results of operations are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009
	(in thousands, except per share data)
Statement of Operations Data:
Revenue:
Product	$25,192	$26,319	$30,323	$38,063	$30,218	$41,630	$53,139	$59,195	$42,839	$48,672
Subscription and service	3,894	4,099	4,486	4,945	5,367	6,112	6,664	7,055	7,445	7,788

Total revenue	29,086	30,418	34,809	43,008	35,585	47,742	59,803	66,250	50,284	56,460
Cost of revenue:
Cost of product revenue	3,517	4,242	5,740	5,556	4,030	5,968	7,871	8,670	5,943	7,193
Cost of subscription and service revenue	231	327	578	496	506	577	705	349	484	509

Total cost of revenue	3,748	4,569	6,318	6,052	4,536	6,545	8,576	9,019	6,427	7,702

Gross profit	25,338	25,849	28,491	36,956	31,049	41,197	51,227	57,231	43,857	48,758

Operating expenses:
Sales and marketing	13,506	14,808	17,080	20,043	18,045	21,737	25,727	27,875	23,612	27,147
Research and development	3,476	2,977	3,072	3,368	4,532	3,758	5,018	5,078	4,843	10,101
General and administrative	7,455	7,050	7,528	7,753	8,528	8,856	8,889	13,305	9,887	23,167
Lease abandonment	—	—	—	—	—	—	—	1,831	—	—

Total operating expenses	24,437	24,835	27,680	31,164	31,105	34,351	39,634	48,089	38,342	60,415

Income (loss) from operations	901	1,014	811	5,792	(56)	6,846	11,593	9,142	5,515	(11,657)
Other income and expense:
Interest income	218	154	148	153	216	98	109	31	30	23
Interest expense	(382)	(314)	(329)	(306)	(296)	(225)	(194)	(177)	(315)	(24)
Other (expense) income	32	2	152	(32)	287	(175)	(31)	159	97	(61)

Total interest and other income (expense), net	(132)	(158)	(29)	(185)	207	(302)	(116)	13	(188)	(62)

Income (loss) before income taxes	769	856	782	5,607	151	6,544	11,477	9,155	5,327	(11,719)
Income tax expense (benefit)	358	868	880	3,329	583	3,183	5,456	4,213	2,132	(4,427)

Net income (loss)	411	(12)	(98)	2,278	(432)	3,361	6,021	4,942	3,195	(7,292)
Preferred stock accretion	(20)	(20)	(20)	(20)	—	—	—	—	—	—

Net income (loss) attributable to common stockholders	$391	$(32)	$(118)	$2,258	$(432)	$3,361	$6,021	$4,942	$3,195	$(7,292)

Income (loss) per share attributable to common stockholders:
Basic	$0.24	$(0.02)	$(0.07)	$1.22	$(0.23)	$1.77	$3.13	$2.55	$1.65	$(0.42)

Diluted	$0.02	$(0.02)	$(0.07)	$0.13	$(0.23)	$0.20	$0.36	$0.29	$0.19	$(0.42)

Common shares and equivalents outstanding:
Basic weighted average shares	1,612	1,612	1,757	1,846	1,864	1,899	1,921	1,936	1,939	17,370

Diluted weighted average shares	16,222	1,612	1,757	16,763	1,864	16,827	16,931	17,043	17,095	17,370

Other Data:
Adjusted EBITDA	$3,139	$3,265	$3,126	$8,238	$2,231	$8,789	$13,807	$11,602	$7,312	$9,457

Stock-based compensation expense included in:
Cost of revenue	$1	$—	$—	$—	$1	$—	$1	$1	$3	$9
Research and development	69	70	75	145	80	137	127	138	54	581
Sales and marketing	35	35	29	90	33	36	43	41	147	5,228
General and administrative	174	124	142	338	219	236	226	270	273	13,820

Total stock-based compensation expense	$279	$229	$246	$573	$333	$409	$397	$450	$477	$19,638

Intangible amortization expense included in:
Cost of revenue	$307	$306	$307	$307	$13	$—	$—	$—	$—	$—
Sales and marketing	1,040	1,040	761	754	751	750	751	751	33	1

Total intangible amortization expense	$1,347	$1,346	$1,068	$1,061	$764	$750	$751	$751	$33	$1

	Three Months Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009
	(in thousands)
Revenue:
Product	87%	87%	87%	89%	85%	87%	89%	89%	85%	86%
Subscription and service	13	13	13	11	15	13	11	11	15	14

Total	100	100	100	100	100	100	100	100	100	100
Cost of revenue:
Cost of product revenue	12	14	16	13	11	13	13	13	12	13
Cost of subscription and service revenue	1	1	2	1	1	1	1	1	1	1

Total cost of revenue	13	15	18	14	13	14	14	14	13	14

Gross profit	87	85	82	86	87	86	86	86	87	86

Operating expenses:
Sales and marketing	46	49	49	47	51	46	43	42	47	48
Research and development	12	10	9	8	13	8	8	8	10	18
General and administrative	26	23	22	18	24	19	15	20	20	41
Lease abandonment	—	—	—	—	—	—	—	3	—	—

Total operating expenses	84	82	80	72	87	72	66	73	76	107

Income (loss) from operations	3	3	2	13	0	14	19	14	11	(21)
Other income and expense:
Interest income	1	1	0	0	1	0	0	0	0	0
Interest expense	(1)	(1)	(1)	(1)	(1)	0	0	0	(1)	0
Other (expense) income	0	0	0	0	1	0	0	0	0	0

Interest and other income (expense), net	0	(1)	0	0	1	(1)	0	0	0	0

Income (loss) before income taxes	3	3	2	13	0	14	19	14	11	(21)
Income tax expense (benefit)	1	3	3	8	2	7	9	6	4	(8)

Net income (loss)	1	0	0	5	(1)	7	10	8	6	(13)
Preferred stock accretion	0	0	0	0	—	—	—	—	—	—

Net income (loss) attributable to common stockholders	1%	0%	0%	5%	(1)%	7%	10%	8%	6%	(13)%

Other data:
Adjusted EBITDA	11%	11%	9%	19%	6%	18%	23%	18%	15%	17%

        The following table sets forth a reconciliation of adjusted EBITDA to net income (loss), the most comparable GAAP measure, for each of the periods indicated:

	Three Months Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30 2008	December 31, 2008	March 31, 2009	June 30, 2009
	(in thousands)
Reconciliation of adjusted EBITDA to net income (loss):
Net income (loss)	$411	$(12)	$(98)	$2,278	$(432)	$3,361	$6,021	$4,942	$3,195	$(7,292)
Interest expense, net	164	160	181	153	80	127	85	146	285	1
Income tax expense (benefit)	358	868	880	3,329	583	3,183	5,456	4,213	2,132	(4,427)
Depreciation and amortization	1,927	2,020	1,917	1,905	1,667	1,709	1,848	1,851	1,224	1,270
Stock-based compensation and IPO-related expenses	279	229	246	573	333	409	397	450	477	19,905

Adjusted EBITDA	$3,139	$3,265	$3,126	$8,238	$2,231	$8,789	$13,807	$11,602	$7,312	$9,457

Other Factors that May Affect Comparability

    Public Company Expenses

        In April 2009, we completed an initial public offering of shares of our common stock and our shares of common stock trade on the New York Stock Exchange. As a result, we are required to comply with laws, regulations and requirements that we did not need to comply with as a private company, including provisions of the Sarbanes-Oxley Act of 2002, other applicable SEC regulations and the requirements of the New York Stock Exchange. Compliance with the requirements of being a public company requires us to increase our general and administrative expenses in order to pay our employees, legal counsel and independent registered public accountants to assist us in, among other things, instituting and monitoring a more comprehensive compliance and board governance function, establishing and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and preparing and distributing periodic public reports in compliance with our obligations under the federal securities laws. In addition, as a public company, it is more expensive for us to obtain directors' and officers' liability insurance. We estimate that the incremental annual public company costs will be between $1.5 million and $2.0 million in 2009, which will primarily be reflected in general and administrative expenses.

Liquidity and Capital Resources

        Our primary operating cash requirements include the payment of salaries, incentive compensation, employee benefits and other personnel-related costs, as well as direct advertising expenses, costs of office facilities and costs of information technology systems.

        Since our inception, we have financed our operations solely through cash flow from operations with the exception of the acquisition of the Predecessor which was funded in part through the sale of preferred and common stock and a $17.0 million term loan from Madison Capital Funding LLC. At June 30, 2009, our principal sources of liquidity were cash and cash equivalents totaling $66.2 million and available borrowings under our credit facility.

        On January 16, 2009, we entered into a new secured credit agreement with Wells Fargo Bank, N.A., or Wells Fargo, that provides us with a $12.5 million revolving line of credit. This revolving credit facility has a two-year term and the applicable interest rate is 2.5% above one month LIBOR, or approximately 3.0% as of June 30, 2009. On January 16, 2009, we borrowed approximately $9.9 million under this revolving credit facility and used these funds to repay the entire outstanding principal and interest of the term loan we had with Madison Capital. As a result, we have no borrowings owed to Madison Capital under either their term loan or revolving credit facility, and we have terminated these credit agreements. In April 2009, we completed our initial public offering and received net proceeds of $48.8 million after deducting the underwriters discount and initial public offering expenses. We used $9.9 million of those proceeds to repay Wells Fargo the outstanding principal and interest of the revolving credit facility. The $12.5 million under the Wells Fargo revolving credit facility remains available to us for borrowing, subject to specified conditions.

        We expect that our future growth will continue to require additional working capital. Our future capital requirements will depend on many factors, including development of new products, market acceptance of our products, the levels of advertising and promotion required to launch additional products and improve our competitive position in the marketplace, the expansion of our sales, support and marketing organizations, the establishment of additional offices in the United States and worldwide and building the infrastructure necessary to support our growth, the response of competitors to our products and our relationships with suppliers and clients. We have experienced increases in our expenditures along with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase in the future. We believe that anticipated cash flows from operations and available sources of funds, including available borrowings under our revolving credit facility, will provide sufficient liquidity to fund our business and meet our obligations in the foreseeable future.

        In April 2009, we completed our initial public offering. After deducting the payment of underwriters' discounts and commissions and offering expenses, our net proceeds from the sale of shares in the offering were $48.8 million. We used $9.9 million of the net proceeds from the offering to repay the outstanding balance on our revolving credit facility and $7.9 million to satisfy the federal, state and local withholding tax obligations associated with the net issuance of common stock to key employees.

    Cash Flow Analysis

  Net Cash Provided By (Used In) Operating Activities

        Net cash provided by operating activities was $9.0 million for the six months ended June 30, 2009, compared to net cash used in operating activities of $3.1 million for the six months ended June 30, 2008. Net cash provided by operating activities was primarily generated from net income as adjusted for depreciation, amortization and stock compensation expense, offset in part by an increase in income tax receivable resulting from net operating losses. Net loss totaled $4.1 million for the six months ended June 30, 2009 compared to net income of $2.9 million for the six months ended June 30, 2008. For the six months ended June 30, 2009, we incurred depreciation, amortization and stock compensation expense in the amount of $22.6 million, compared to $4.1 million for the six months ended June 30, 2008. Decreases in amortization resulting from the full amortization of intangible assets in January 2009 were partially offset by increases in depreciation on tangible assets associated with the expansion of the business. The increase in stock-based compensation expense was the result of an $18.5 million expense associated with the issuance of common stock, restricted stock, restricted stock units and stock options.

        Net cash provided by operating activities was $18.3 million for the year ended December 31, 2008. Net cash provided by operating activities was primarily generated from net income as adjusted for depreciation and amortization and stock compensation expense. Net income totaled $13.9 million for the year ended December 31, 2008. Depreciation, amortization and stock compensation expense for the year ended December 31, 2008 totaled $8.7 million. Increases in deferred revenue resulting from greater sales of subscription licenses also contributed to net cash provided by operations; the increases represented $3.1 million for the year ended December 31, 2008. As a result of the growth in our retail channel and institutional sales, accounts receivable increased for this period by $16.5 million. This increase in accounts receivable was offset in part by increases in net liabilities associated with the expansion of our business.

        Net cash provided by operating activities was $15.8 million for the year ended December 31, 2007. Net cash provided by operating activities was primarily generated from net income as adjusted for depreciation and amortization and stock compensation expense. Net income totaled $2.6 million for the year ended December 31, 2007. Depreciation and amortization and stock compensation expense for the period aggregated to $9.1 million. Increases in deferred revenue resulting from greater sales of subscription licenses also contributed to net cash provided by operations; the increase represented $4.8 million for the year ended December 31, 2007. As a result of the growth in our business, we had increases in accounts receivable and inventory, offset in part by increases in net liabilities.

        For the period from January 4, 2006 through December 31, 2006, net cash generated from operating activities was $5.1 million. We incurred a net loss for the period of $4.0 million, which included a non-cash charge for acquired in-process research and development of $12.6 million and depreciation and amortization expense of $6.5 million. Deferred revenue also increased by $3.0 million due to greater sales of subscription licenses. These amounts were offset by a $5.2 million increase in accounts receivable due to greater sales, a $2.6 million increase in prepaid expenses and other current assets as a result of the expansion of our business and a $5.6 million deferred income tax benefit.

        For the period from January 1, 2006 through January 4, 2006, net cash provided by operating activities by our Predecessor was $4.8 million. Net cash generated from operations included $5.9 million in stock compensation expense and $4.4 million in accrued compensation related to the Predecessor's acquisition by Rosetta Stone Inc. Accounts receivable also decreased by $4.1 million, which was offset by a $11.1 million net loss.

  Net Cash Used In Investing Activities

        Net cash used in investing activities was $4.9 million for the six months ended June 30, 2009, compared to $3.0 million for the six months ended June 30, 2008, an increase of $1.9 million, or 63.3%. Our investing activities during these periods related to the purchase of property and equipment associated with the expansion of our information technology systems and our facilities as a result of our growth.

        Net cash used in investing activities was $1.2 million, $9.2 million and $7.0 million for the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008, respectively. Our investing activities during these periods related to the purchase of property and equipment associated with the expansion of our information technology systems and our facilities as a result of our growth. Additionally, for the period from January 4, 2006 to December 31, 2006, net cash used in investing activities also included $2.4 million related to the acquisition of our Predecessor.

        For the period from January 1, 2006 through January 4, 2006, net cash used in investing activities by our Predecessor was $2.5 million related to the payment of payroll taxes for employees and stockholders for restricted stock associated with its acquisition by Rosetta Stone Inc.

  Net Cash Used In Financing Activities

        Net cash used in financing activities was $1.8 million and $4.6 million for the years ended December 31, 2007 and 2008, respectively. Net cash used in financing activities during these periods was primarily related to principal payments on our long-term debt. Additionally, for the year ended December 31, 2008, net cash used in financing activities also included payments associated with our planned initial public offering.

        Net cash provided by financing activities was $31.4 million for the six months ended June 30, 2009, compared to net cash used in financing activities of $1.5 million for the six months ended June 30, 2008. Net cash provided by financing activities during the six months ended June 30, 2009 primarily related to $49.2 million in proceeds from our initial public offering, offset by the $9.9 million payment of the balance outstanding under our revolving credit facility and the $7.9 million payment of taxes associated with the common stock grant to some of our key employees.

        For the period from January 4, 2006 through December 31, 2006, net cash provided by financing activities was $13.1 million. Net cash provided by financing activities included $49.7 million in proceeds from the issuance of preferred and common stock and $17.0 million in proceeds from long-term borrowings, which we utilized to fund the acquisition of the Predecessor. These amounts were offset by an acquisition related debt payment of $51.9 million.

        For the period from January 1, 2006 through January 4, 2006, net cash used in financing activities by the Predecessor was $3.8 million and related to the payment of a dividend to its stockholders.

        We believe that our current cash and cash equivalents and funds generated from our operations will be sufficient to meet our working capital and capital expenditure requirements at least through June 30, 2010. Thereafter, we may need to raise additional funds through public or private financings or increased borrowings to develop or enhance products, to fund expansion, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If required, additional financing may not be available on terms that are favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and these securities might have rights, preferences and privileges senior to those of our current stockholders. No assurance can be given that additional financing will be available or that, if available, such financing can be obtained on terms favorable to our stockholders and us.

        During the last three years, inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future.

    Off-Balance Sheet Arrangements

        We do not engage in any off-balance sheet financing arrangements. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

    Contractual Obligations

        The following table summarizes our contractual obligations at December 31, 2008 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(in thousands)
Long-term debt	$9,910	$4,250	$5,660	$—	$—
Operating lease obligations	13,539	4,659	5,269	3,472	139

Total	$23,449	$8,909	$10,929	$3,472	$139

        The following table summarizes our contractual obligations at June 30, 2009 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(dollars in thousands)
Operating lease obligations	$14,040	$3,334	$8,783	$1,855	$68

Total	$14,040	$3,334	$8,783	$1,855	$68

        We anticipate that we will experience an increase in our capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel during the remainder of 2009.

        On January 4, 2006, we entered into a credit agreement for a $17.0 million term loan, or term loan, and a $4.0 million revolving credit facility, or revolver. The credit agreement was amended on August 2, 2007 and April 23, 2008 to amend some covenants, terms, and definitions. The term loan and revolver accrue interest at the base rate plus the applicable margin or the LIBOR rate plus the applicable margin, as specified by us. The base rate is defined as the greater of the published prime rate or the federal funds rate plus 0.5%. The applicable margin for any period is indexed to our debt-to-earnings before interest, taxes, depreciation and amortization, or debt-to-EBITDA, ratio. If the debt-to-EBITDA ratio is less than 1.5 to 1, the base rate applicable margin is equal to 1.75% and the LIBOR rate applicable margin is equal to 2.75%. If the debt-to-EBITDA ratio is greater than or equal to 1.5 to 1, the base and LIBOR rate applicable margins both increase by 0.25%. The applicable margin can increase by two percentage points per annum at any time that an event of default exists under the terms of the credit agreement. The interest rate on the term loan at December 31, 2008 was 4.65%. The term loan has an escalating schedule of quarterly principal payments and matures in December 2010. We made principal payments of $1.1 million, $2.6 million and $3.4 million during the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008. The term loan also allows for voluntary prepayments without penalties or premium. Mandatory prepayments are required under some conditions, including the receipt of proceeds from a disposition, the issuance of equity securities and excess cash flows as defined in the credit agreement. Future payments under the term loan are subject to change due to the possible effects of the mandatory prepayment provisions. The outstanding balance of the term loan was $15.9 million at December 31, 2006, $13.3 million at December 31, 2007 and $9.9 million at December 31, 2008. The borrowings are secured by substantially all of our assets. The credit agreement contains financial covenants which include a fixed charge coverage ratio, minimum interest coverage ratio, maximum total debt to EBITDA ratio, minimum EBITDA and a limit on capital expenditures. We were in compliance with each of these financial covenants as of December 31, 2008. The amount of long-term debt obligations shown in the table above does not include any interest payments. We had no borrowings under the revolver as of December 31, 2006, 2007 or 2008.

        On January 16, 2009, we entered into a secured credit agreement with Wells Fargo Bank, N.A., or Wells Fargo, that provides us with a $12.5 million revolving line of credit. This revolving credit facility has a two-year term and the applicable interest rate is 2.5% above one month LIBOR, or approximately 2.8% as of June 30, 2009. At June 30, 2009, we had no borrowings outstanding under this revolving credit facility. The full $12.5 million under the Wells Fargo revolving credit facility remains available to us for borrowing, subject to specified conditions.

        The operating lease obligations reflected in the table above include our corporate office leases and site licenses for our kiosks.

    Recent Accounting Pronouncements

        In February 2008, the FASB issued FASB Staff Position FAS 157-1, Application of FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 1, or FSP 157-1, and FASB Staff Position FAS 157-2, Effective Date of FASB Statement No. 157, or FSP 157-2. The provisions of SFAS No. 157, Fair Value Measurements, or SFAS 157, which provide guidance for, among other things, the definition of fair value and the methods used to measure fair value, were adopted January 1, 2008 for financial instruments. The provisions adopted in 2008 did not have an impact on our financial statements. FSP 157-1 and FSP 157-2 collectively delay the effective date of SFAS No. 157 for all nonrecurring fair value measurements of nonfinancial assets and liabilities (except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis) until fiscal years beginning after November 15, 2008, and changed the scope of SFAS 157. On January 1, 2009 we adopted the provisions in SFAS 157 for nonrecurring fair value measurements of nonfinancial assets and liabilities. The provisions adopted in the first quarter of 2009 did not have an impact on our financial statements as we did not have any fair value measurements of nonfinancial assets and liabilities as of June 30, 2009.

        In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, or SFAS No. 141(R), which replaces SFAS No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008. We will assess the impact of SFAS No. 141(R) if and when a future acquisition occurs.

        In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, or SFAS No. 160. SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of SFAS No. 160 did not have a material impact on our financial position, results of operations or cash flows.

        In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133, or SFAS No. 161. SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The adoption of SFAS No. 161 did not have a significant impact on our financial position, results of operations or cash flows.

        In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, or SFAS No. 162. SFAS No. 162 identifies the sources of accounting principles and provides the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS No. 162 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS No. 162 did not have significant impact on our financial position, results of operation, or cash flows.

        On October 10, 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active. The FSP was effective upon issuance, including periods for which financial statements have not been issued. The FSP clarified the application of SFAS No. 157 in an inactive market and provided an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. The adoption of this FSP did not have a material impact on our consolidated financial position and the results of operations.

        In April 2009, the FASB issued FASB Staff Position FAS 157-4, Determining Fair Value When Volume or Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, or FSP 157-4. FSP 157-4 provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset or liability has significantly decreased. FSP 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly. In addition, FSP 157-4 requires disclosure in interim and annual periods of the inputs and valuation methods used in determining fair value and a discussion of any changes in those valuation methods. FSP 157-4 is effective for annual and interim periods ending on or after June 15, 2009. The adoption of this FSP did not have a material impact on our consolidated financial position and the results of operations.

        On May 28, 2009, the FASB issued Statement No. 165, Subsequent Events, or SFAS No. 165. Although SFAS No. 165 does not significantly change current practice surrounding the disclosure of subsequent events, it provides guidance on management's assessment of subsequent events and the requirement to disclose the date through which subsequent events have been evaluated. SFAS No. 165 became effective for the quarter ended June 30, 2009. The adoption of SFAS No. 165 did not have any impact on the reporting of our subsequent events.

        On June 12, 2009, the FASB issued Statement No. 167, Amendments to FASB Interpretation No. 46(R), or SFAS No. 167. SFAS No. 167 modifies the existing quantitative guidance used in determining the primary beneficiary of a variable interest entity, or VIE, by requiring entities to qualitatively assess whether an enterprise is a primary beneficiary, based on whether the entity has (i) power over the significant activities of the VIE, and (ii) an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. SFAS No. 167 becomes effective for all new and existing VIEs on January 1, 2010. The adoption of SFAS No. 167 is not expected to have a material effect on our consolidated financial statements.

        On June 29, 2009, the FASB issued Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—A Replacement of FASB Statement No. 162, or SFAS No. 168. SFAS No. 168 establishes the FASB Accounting Standards Codification, or the Codification, as the primary source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC are also sources of authoritative GAAP for SEC registrants. SFAS No. 168 and the Codification become effective on September 30, 2009. When effective, the Codification will supersede all existing non-SEC accounting and reporting standards and the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates, which will serve only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the basis for conclusions on the change(s) in the Codification. The adoption of SFAS No. 168 and the Codification on September 30, 2009 is not expected to have a material effect on our consolidated financial statements.

    Quantitative and Qualitative Disclosures about Market Risk

  Foreign Currency Exchange Risk

        The functional currency of our foreign subsidiaries is their local currency. Accordingly, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. The volatility of the prices and applicable rates are dependent on many factors that we cannot forecast with reliable accuracy. In the event our foreign sales and expenses increase, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies with which we do business. At this time we do not, but we may in the future, invest in derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk.

  Interest Rate Sensitivity

        Interest income and expense are sensitive to changes in the general level of U.S. interest rates. However, based on the nature and current level of our marketable securities, which are primarily short-term investment grade and government securities and our notes payable, we believe that there is no material risk of exposure.

BUSINESS

Overview

        We are a leading provider of technology-based language learning solutions. We develop, market and sell language learning solutions consisting of software, online services and audio practice tools primarily under our Rosetta Stone brand. Our teaching method, which we call Dynamic Immersion, is designed to leverage the innate, natural language learning ability that children use to learn their native language. Our courses are based on our proprietary interactive technologies and pedagogical content, and utilize a sophisticated sequencing of images, text and sounds to teach a new language without translation or grammar explanation. We believe our award-winning solutions provide an effective, convenient and fun way to learn languages. We currently offer our self-study language learning solutions in 31 languages. Our customers include individuals, educational institutions, armed forces, government agencies and corporations.

        People throughout the world seek to learn foreign languages for a variety of reasons, including to learn about other cultures, to communicate with friends and family, to enhance their career prospects, to travel internationally and to obtain personal enjoyment and enrichment. According to a December 2007 industry analysis we commissioned from The Nielsen Company, a market research firm, which we refer to as the Nielsen survey, the language learning industry worldwide represented over $83 billion in consumer spending in 2007, of which more than $32 billion was for self-study. According to the Nielsen survey, the language learning industry in the United States, where we generated 95% of our revenue in 2008 and during the six months ended June 30 2009, represented over $5 billion in consumer spending in 2007, of which over $2 billion was for self-study.

        The strength and breadth of our solutions have allowed us to develop a business model that we believe distinguishes us from other language learning companies. Our scalable technology platform and our proprietary content can be deployed across many languages. This has enabled us to cost-effectively develop a broad product portfolio. We have a multi-channel marketing and distribution strategy that directly targets customers, utilizing print, online, television and radio advertising, public relations initiatives and our branded kiosks. Approximately 83% of our revenue in 2008 and approximately 86% of our revenue during the six months ended June 30, 2009 was generated through our direct sales channels, which include our call centers, websites, institutional sales force and kiosks. We also distribute our solutions through select retailers such as Amazon.com, Apple, Barnes & Noble and Borders. According to an August 2008 survey we commissioned from Global Market Insite Inc., or GMI, a market research services firm, Rosetta Stone is the most recognized language learning brand in the United States. The unaided awareness of our brand was over 40%, which was more than seven times that of any other language learning company in the United States. Additionally, of those surveyed who had an opinion of our brand, over 80% associated it with high quality and effective products and services for teaching foreign languages.

        We grew our revenue from our Predecessor's $25.4 million in 2004 to $209.4 million in 2008, representing a 69% compound annual growth rate. This growth has been entirely organic.

Our Industry

        Market Size.    According to the Nielsen survey, the worldwide language learning industry represented more than $83 billion in consumer spending in 2007, of which more than $32 billion was for self-study. The Nielsen survey also estimated that the language learning industry in the United States, where we generated 95% of our revenue in 2008 and during the six months ended June 30, 2009, represented more than $5 billion in consumer spending in 2007, of which more than $2 billion was for self-study.

        The language learning market is highly fragmented and consists of the following primary models: classroom instruction utilizing the traditional approach of memorization, grammar and translation;

immersion-based classroom instruction; self-study books, audio tapes and software that rely on grammar and translation; and free online offerings that provide basic content and opportunities to practice writing and speaking.

        Key Drivers of Demand in Language Learning Market.    We believe that language learning is becoming more important and valued by individuals and institutions in the United States and throughout the world. The demand for language learning is driven in part by:

  •
  individuals seeking the enjoyment and enrichment brought by learning a language;

  •
  professionals conducting business in a global economy;

  •
  schools seeking to educate their students in local and foreign languages;

  •
  companies training their employees;

  •
  leisure travelers seeking language proficiency for independent international travel;

  •
  armed forces training soldiers to communicate in foreign languages;

  •
  immigrants and expatriates seeking to successfully function in their new environments;

  •
  individuals connecting with their ethnic and family roots; and

  •
  parents supplementing their children's education.

        Limitations of Traditional Methods for Language Learning.    The human brain has a natural capacity to learn languages. Children learn their native language without using rote memorization or adult analytical abilities for grammatical understanding. They learn at their own pace through their immersion in the language spoken around them and using trial and error. They do not rely on translation. By contrast, foreign languages have traditionally been taught by focusing on memorization, grammar translation and word translation, typically in an academic classroom setting. This traditional method involves learning complex grammar rules, conjugating verbs and memorizing vocabulary lists. Students have little practice speaking or listening in the classroom, and practice outside the classroom typically involves rote listening to audio recordings and pronunciation exercises, with little or no feedback on pronunciation accuracy. Many students who were taught languages using the traditional method regard it as ineffective and boring.

        Emergence of Immersion Language Learning.    To address some of the shortcomings of traditional language learning methods, language learning specialists have developed an alternative method for teaching language known as immersion learning, in which only the target language is spoken. We believe that immersion learning is more effective than the traditional translation and grammar method in helping learners move towards conversational fluency. Immersion learning provides a more natural, direct learning environment, where the learner deduces meaning and develops an intuition of language structure. This is similar to the manner in which children learn their native language, without an awareness of formal grammar rules or the necessity to translate. Most immersion learning programs, however, require either one-on-one teaching, a small group course or travel to a foreign country. These programs can cost several thousand dollars and are less convenient than self-study alternatives.

        Use of Interactive Technologies.    There has been a rapid adoption of interactive technologies and software tools to help learning in both consumer and institutional markets, supported by the rapid increase in computing technologies and internet use. According to a 2008 report by Euromonitor International, Inc., a market research firm, there will be more than one billion personal computers in use, and 1.7 billion internet users, by 2009. Given busy lifestyles, adult language learners seek solutions that work flexibly and do not require physical classroom attendance. Educators are interested in deploying learning tools that are relevant to their students, who have had extensive exposure to computer software and interactive games. Corporations are recognizing the value and effectiveness of using their technology investment to help increase the skills of their workforce. According to a July 2007 report by Global Industry Analysts, Inc., a market research firm, the global demand for the delivery of instructional content through the use of electronic technology, or eLearning, will grow an average of 21% annually between 2007 and 2010, reaching a total estimated value of $53 billion by 2010.

        The Need for a High-Quality, Trusted Solution.    Consumers and institutions face a confusing array of alternatives when choosing a language course due to the fragmented nature of the language learning market. Most providers of language learning offer little information to potential customers about their teaching methods and do not have well known brands. The few major internationally known language learning providers generally offer only classroom instruction, which is not convenient for all prospective language learners. In addition, there are numerous self-study courses in the market available at a variety of price points, most of which are offered as audio and books and do not provide an interactive, immersion learning experience. There are also many community websites that provide free opportunities to practice.

        We believe that language learners seek a trusted name-brand solution that is more convenient and affordable than classroom alternatives, and more effective, interactive and engaging than other self-study options. We believe the combination of these elements is not offered by traditional providers of language instruction.

The Rosetta Stone Solution

        Our mission is to change the way people learn languages. We believe our solutions provide an effective way to learn languages in a convenient and engaging manner. Our approach, called Dynamic Immersion, eliminates translation and grammar explanation and is designed to leverage the innate, natural language learning ability that children use to learn their native language. We consider traditional translation and grammar methods as obstacles that delay and impede the successful acquisition of language proficiency, and our solutions avoid those elements. Our computer-based self-study courses allow our customers to learn using the immersion method on their own schedule and for a price that is significantly lower than most classroom-based or one-on-one alternatives. Although other audio and software publishers claim to teach with immersion methods, we believe that we are the only self-study solution that teaches strictly without any translation or explicit grammar explanations. Our proprietary solutions have been developed over the past 16 years by professionals with extensive linguistic, educational and instructional technology expertise. We estimate that our content library consists of more than 25,000 individual photographic images and more than 400,000 professionally recorded sound files. We design the sequencing of our content to optimize learning. The result is a rigorous and complete language learning curriculum that is also designed to be flexible, fun and convenient.

        Our language learning solutions are built upon a flexible software platform that supports multiple languages and is deployable on personal computers, on local networks and online. The platform incorporates a number of proprietary technologies that are key to enabling language learning, including:

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  speech recognition that is focused on the unique challenges of language learners;

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  Adaptive Recall algorithms that repeat content at scheduled intervals to promote long-term retention;

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  reporting features and curriculum options designed to enhance the effectiveness and administration of classroom, enterprise and home school learning; and

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  an intuitive user interface that assists the learner's transition from listening comprehension to speaking.

        Rosetta Stone offers a broad product suite, with courses currently available in 31 languages. Our courses are available in up to five levels of proficiency per language, with each level providing approximately 40 hours of instruction and containing multiple units, lessons and activities.

        In July 2009, we introduced Rosetta Stone TOTALe, an online language learning solution that integrates our online courses with coach-led practice sessions, fun and engaging language games, interaction with native speakers and live support from customer service agents.

        We also provide an online peer-to-peer practice environment called SharedTalk, at www.sharedtalk.com, where registered language learners meet for language exchange to practice their foreign language skills. During 2008, we had more than 100,000 active SharedTalk users.

        Our innovative solutions have received numerous awards and recognitions, including the 2008 CODiE awards for best corporate learning solution and best instructional solution in other curriculum areas sponsored by the Software & Information Industry Association, the 2008 education product of the year awarded by MacWorld, the 2008 BESSIE multilevel foreign language award for Spanish Levels 1, 2, and 3 awarded by ComputED Gazette in 2008, the 2008 EDDIE Award for our classroom edition as the best foreign language website awarded by ComputED Gazette, the 2007 EDDIE multilevel foreign language award for Chinese levels 1 and 2 and a 2007 multilevel English-as-a-second-language, or ESL, award for English levels 1, 2, and 3 awarded by ComputED Gazette.

Competitive Strengths

        We consider the foundations of our success to be the quality and breadth of our solutions, the strength of our brand and our direct distribution model. Together, we believe these elements represent a business model with attractive economics that differentiates us from other language learning providers. The quality of our solutions supports our price point, which in turn allows us to deploy a multi-channel marketing effort and a broad-based direct distribution network. We focus on educating consumers about the benefits of our solutions by leveraging our advertising and our kiosk network to drive customers to our call centers and websites, where they can learn about our solutions, try product demonstrations and then transact directly with us.

        We believe our competitive strengths include:

        Advanced Technology-Enabled Language Learning System.    Our proprietary solutions combine effective immersion learning with the benefits of flexibility and interactivity to provide for an efficient and engaging language learning experience. We intend to remain at the forefront of technological and pedagogical advances in language learning.

        Scalable and Adaptable Platform and Content.    Our solutions are designed to be efficiently delivered across multiple languages, systems and geographic markets. For example, we deploy many of the same images and image combinations across multiple languages, which accelerates our ability to add new languages. Because our solutions do not rely upon translation from the target language into the learner's native language, they require only modest localization to be used by learners from other native language backgrounds. This facilitates our ability to sell our existing language courses in new international markets. In addition, our software platform is engineered to work in the same way both online and locally installed, allowing for multiple delivery methods. We also use the same platform for all editions of our solutions: personal, enterprise, classroom and home school.

        Effective Multi-Channel Marketing and Distribution Model.    We believe that our multi-channel marketing and distribution strategy is a competitive strength because it enables us to market and serve our diverse customer base more broadly and make marketing impressions with a high frequency and at a relatively low cost per impression. As compared to competitors that rely primarily on retailers or online vendors to sell their products, our direct marketing and distribution strategy enables us to exert more control over our own growth and the customer experience. Our marketing, sales and distribution efforts are highly integrated and focused on direct interaction with consumers. As a result, we are able to present a tightly controlled and unified message to the marketplace. Our television, online, print and radio advertising includes a "call to action" that drives customers directly to our websites and call centers, where we seek to convert them to sales. Our marketing tools and techniques allow us to attribute sales results to specific marketing initiatives. We utilize this data to continuously improve the efficiency of our websites, call centers, advertising and media planning and buying. We also operated 183 kiosks as of June 30, 2009, which extend our direct interaction with customers and allow them to experience our solutions with the guidance of one of our product specialists. Our kiosks are located in airports, malls and other strategic, high-traffic locations. In our institutional markets, sales efforts are led by our direct sales force. We conduct our institutional marketing primarily through tradeshows and customer visits. Our marketing campaigns also support this channel. We augment our direct distribution network with select retailers, including Amazon.com, Apple, Barnes & Noble and Borders. We have also recently begun offering our products in a limited number of ZoomShop unmanned automated kiosks. During the year ended December 31, 2008, approximately 83% of our revenue came from our direct channels, including our websites, call centers, kiosks and institutional sales force, and the remainder was attributable to sales through retailers.

        Leading and Trusted Brand, with a Differentiated, High-Quality Positioning.    According to the GMI survey, Rosetta Stone is the most recognized brand of language learning solutions in the United States. Additionally, of those surveyed who had an opinion of our brand, over 80% associated the brand with high-quality and effective products and services for teaching foreign languages. We believe we have positioned Rosetta Stone as a premium brand and a trusted choice for learning languages. Our marketing message centers on key points of differentiation from our competitors' traditional language offerings by focusing on our learners' own intrinsic competence. We believe that continued marketing and brand building will drive broader demand for our products and help us pursue our goal of making Rosetta Stone the preeminent language learning brand.

        Enthusiastic and Loyal Customer Base.    Our customers exhibit loyalty and enthusiasm for our products and many promote sales of our products through word-of-mouth referrals. Our latest survey of our individual customers in the United States, completed in February 2009, revealed that 92% of respondents expressed satisfaction with our solutions, with a satisfaction rating of 6 or higher on a 10-point scale, and 76% of respondents have recommended our solutions to one or more individuals. Our latest survey of our institutional customers in the United States, completed in February 2009, revealed that 87% of respondents expressed satisfaction with our solutions, with a satisfaction rating of 6 or higher on a 10-point scale, and 76% have recommended our solutions to other organizations.

        Effective Products.    We believe our solutions are effective. According to a January 2009 study we commissioned from Roumen Vesselinov, Ph.D, visiting assistant professor, Queens College, City University of New York, after 55 hours of study using our Spanish program the average WebCAPE score will be at a level sufficient to fulfill the requirements for one semester of study in a college that offers six semesters of Spanish. Statistically, the study concluded that such an outcome would occur with 95% confidence. WebCAPE, which stands for Web-based Computer Adaptive Placement Exam, is a standardized test which, according to their website, is used by over 500 colleges and universities for placement. In addition, approximately 64% of the students participating in the study increased their oral proficiency by at least one level on a seven-level scale based on the American Council on the Teaching of Foreign Languages OPIc test, which is used worldwide by academic institutions, government agencies, and private corporations for evaluating oral language proficiency.

Our Strategy

        Our goal is to strengthen our position as a leading provider of language learning solutions through the following strategies:

        Extend Our Technological and Product Leadership.    We intend to apply new technologies to maintain our product leadership. We currently are working on a variety of product development initiatives. For example, in July 2009, we introduced Rosetta Stone TOTALe, a new web-based service that extends our existing language courses by offering opportunities for practice with dedicated language conversation coaches and other language learners to increase language socialization, offering online learning games and interaction with native speakers and offering live support from customer service agents. We provide Rosetta Stone TOTALe primarily as a bundle with our software and audio offerings. At the same time, we expect to provide augmented free peer-to-peer language practice, building on our existing success with www.sharedtalk.com. In addition, we are evaluating opportunities to extend our learning solutions to hand-held devices, and we intend to continue to advance our proprietary software platform and our speech recognition technology.

        Expand Our Core Product Portfolio.    We plan to expand our product portfolio by adding more advanced course levels for our existing languages. We give learners the option to purchase our solutions at a single level of difficulty, except for Levels 4 and 5 which must be purchased as a bundle, or as a bundle of all available levels. Currently, two of our languages are offered in all five levels of proficiency and 23 of our languages are offered in the first three levels of proficiency. Our other languages are available in only one level of proficiency. We also plan to add new languages and new skill development and remediation courses for advanced language learners. We believe that there is an opportunity to increase our revenue as we introduce additional levels of proficiency to our existing languages. In addition, we believe that there may be opportunities for us to introduce additional language learning solutions containing industry-specific content.

        Increase U.S. Market Share.    To increase our penetration of the U.S. market and expand our brand awareness, we intend to increase our marketing campaigns through the purchase of additional television, print, radio and online advertising, and to explore new media channels. We believe that our multi-channel marketing model helps to build greater brand awareness, which over time will further increase our marketing efficiency. We also intend to continue to add select retail relationships and kiosks. For example, a selection of our solutions has recently become available in Office Depot, Books-A-Million and London Drugs retail outlets. For our institutional business, we expect to expand our direct sales force along with our institutional marketing activities.

        Increase Our Focus on Sizeable Non-U.S. Markets.    We generated approximately 5% of our revenue in 2008 and during the six months ended June 30, 2009 from sales outside the United States. According to the Nielsen survey, over 90% of the $83 billion spent in 2007 on consumer language learning products and services was spent outside the United States. We therefore believe that there is a significant opportunity for us to expand our business internationally utilizing many of the successful marketing and distribution strategies we have used in the United States. We have established subsidiaries in the United Kingdom and Japan to develop our international business. In addition, we are exploring opportunities to expand our presence in Asia, Europe and South America. Because our solutions do not rely upon translation from the target language into the learner's native language, they require only modest localization to be used by learners from other native language backgrounds, and thus we believe that we can efficiently scale our business internationally.

Products and Services

        We offer language learning solutions in 31 languages under the Rosetta Stone and Rosetta World brands. Each language currently has up to five levels, with each consecutive level representing a higher level of proficiency. We sell each level as a standalone unit, although we offer a price incentive to customers to purchase all available levels of a language as a bundle, where that option is available. In August 2007, we released our Version 3 solution for ten of our best selling languages. We released an additional four languages in Version 3 in March 2008 and we released an additional seven languages in Version 3 in September 2008. In May 2009, we released Levels 4 and 5 in English (US) and Spanish (Latin America) as well as an additional four languages in Version 3.

        We have four different editions: personal, enterprise, classroom and home school. Each edition utilizes the same core software product, but includes different ancillary features as follows:

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  Personal Edition—This edition is targeted to individual consumers and contains the core software product we use for all editions.

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  Enterprise Edition—This edition is targeted to businesses, armed forces, government organizations and not-for-profit entities and can accommodate organizations of any size, from individual learners to entire global organizations. This edition includes management tools that provide easy-to-use administrative and reporting functionality. These tools deliver easy-to-read reports and graphs that track learner activity, progress and scores, thereby providing organizations with key information they need to measure return on their language learning investment.

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  Classroom Edition—This edition is targeted to language programs in primary, secondary and higher education settings and is scalable to accommodate a variety of implementations, from individual schools to district-wide programs and universities. The classroom edition is designed to be incorporated into a teacher's overall language-learning curriculum, complementing in-class teaching and enabling individualized self-paced learning outside the classroom. The classroom edition includes a learner management tool, the Rosetta Stone Manager, which provides easy-to-use administrative and reporting functionality. This tool enables teachers to plan lessons and generate reports and graphs that track student and classroom activity, progress and scores.

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  Home School Edition—This edition is targeted to families with home school students and is designed to provide parents the tools and resources they need to manage student progress without extensive planning or supervision. The home school edition includes administrative tools that permit parents to follow student progress and access specific information about student performance, such as completed exercises, test scores, and time spent learning, and to generate printable progress reports. In addition, parents have the ability to enroll their students in predefined curriculum paths designed to assist in lesson planning and in achieving learning objectives.

        With our personal edition, we offer a compact disc audio practice tool, the Audio Companion, in all 25 Version 3 languages. Audio Companion is a series of digital audio files that contain lessons directly aligned to the Rosetta Stone curriculum, allowing users to practice and carry on their immersive experience when they are away from a computer. The lessons on the Audio Companion can be transferred to MP3 players. The Audio Companion provides a convenient opportunity for practicing material that was previously learned through the software program. Unlike other common audio products, Rosetta Stone does not rely solely on an audio environment to teach, so we can create an immersive audio environment, using only the target language, which reinforces material learned from our software program.

        Our solutions are available both pre-packaged and by subscription online through our language learning portal. For the six months ended June 30, 2009, approximately 86% of our revenue was from

CD-ROM sales to both consumers and institutions, while approximately 14% was from online subscriptions.

        We currently offer the following languages:

	Level 1	Level 2	Level 3	Level 4	Level 5	Audio Companion	Version 2	Version 3
Arabic	•	•	•			•		•
Chinese (Mandarin)	•	•	•			•		•
Danish	•						•
Dutch	•	•	•			•		•
English (U.K.)	•	•	•			•		•
English (U.S.)	•	•	•	•	•	•		•
Farsi (Persian)	•	•	•			•		•
French	•	•	•			•		•
German	•	•	•			•		•
Greek	•	•	•			•		•
Hebrew	•	•	•			•		•
Hindi	•	•	•			•		•
Indonesian	•						•
Irish	•	•	•			•		•
Italian	•	•	•			•		•
Japanese	•	•	•			•		•
Korean	•	•	•			•		•
Latin	•	•	•			•		•
Pashto	•						•
Polish	•	•	•			•		•
Portuguese (Brazil)	•	•	•			•		•
Russian	•	•	•			•		•
Spanish (Latin America)	•	•	•	•	•	•		•
Spanish (Spain)	•	•	•			•		•
Swahili	•						•
Swedish	•	•	•			•		•
Tagalog	•	•	•			•		•
Thai	•						•
Turkish	•	•	•			•		•
Vietnamese	•	•	•			•		•
Welsh	•						•

        We also provide an online peer-to-peer practice environment called SharedTalk, at www.sharedtalk.com, where registered language learners meet for language exchange and to practice their foreign language skills. During 2008, we had more than 100,000 active SharedTalk users.

        In July 2009, we introduced Rosetta Stone TOTALe, an online language learning solution that integrates our online courses with coach-led practice sessions, fun and engaging language games, interaction with native speakers and live support from customer service agents.

        In addition, we have developed Rosetta Stone products for the exclusive use of Native American communities to help to save their endangered languages, including Mohawk, Innutitut and Iñupiaq.

Technology

        Since January 1, 2003, we have expended over $60.3 million in research and development expenses, which included the development of a proprietary unified language learning software platform. Our newest application, Version 3, currently supports up to five levels of proficiency and is available in 25 languages. Version 2, our legacy application, is available for our other 6 languages. We intend to offer additional languages on Version 3. The technology underlying both Version 2 and Version 3 is designed to handle the complexities of a wide variety of languages, including languages written from right-to-left such as Arabic and Hebrew and languages with characters such as Chinese and Japanese.

        Our Version 3 platform is flexible and capable of meeting a wide range of market requirements, including:

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  enabling reporting features and additional curriculum options for our home school edition;

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  providing our solutions in a local networked environment to enable a class management tool in the classroom edition;

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  offering our solutions online through a commercial learning management system for our enterprise customers; and

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  providing localized interfaces and help files in the user's native language, which are currently available in eight languages.

In each of these cases, the learner receives the same engaging language learning experience and content.

        We have developed a speech recognition technology focused on the unique challenges of language learners, stressing non-native speech understanding and pronunciation feedback. This technology, which is included in Version 3, is available for 25 of our languages and runs on all widely available operating systems and on local and online applications. Our speech recognition models include languages traditionally not supported by general-purpose speech recognition software, such as Irish.

        We have developed proprietary algorithms we call Adaptive Recall, which are designed to enhance the learner's experience by reintroducing content at longer and longer intervals in order to improve long-term retention. Adaptive Recall, available in Version 3, is designed to be efficient with a learner's time, bringing material back in the program less and less frequently as the learner remembers over extended periods of time.

        We have developed a proprietary student management system, which is designed to allow teachers and administrators to configure their own lesson plans using our content and exercises and to review reports for evaluation of student progress.

        We have developed an intuitive user interface that assists in the learner's transition from listening comprehension to speaking, making language skill development an integrated experience.

        We have also created proprietary content development tools that allow our curriculum specialists to write, edit, manage and publish our course materials. These tools allow authors, translators, voicers, photographers and editors to work efficiently and cooperatively across multiple locations.

Content and Curriculum

        The foundation of Dynamic Immersion is our proprietary content, consisting of a total of more than 25,000 individual photographic images and more than 400,000 professionally recorded sound files. Each Version 3 language contains approximately 10,000 individual photographic images and 15,000 professionally recorded sound files. We believe these photographic images and recorded sound files are a competitive strength, as we have created many of the pictures and all of the sound files ourselves. We believe that our images and their juxtaposition convey a universal meaning, which makes it possible for us to broadly deploy the same images across multiple languages. In addition, we have developed a sophisticated method for sequencing the images, which is designed to build a rich curriculum that incrementally teaches the user the most important and relevant language skills necessary to achieve fluency. We believe that our sequence of images is as effective for someone learning Arabic or Mandarin Chinese as it is for someone learning Spanish or English. To supplement our core content, we incorporate specific nuances for each language, such as dual forms for parts of speech in Arabic. Our ability to tailor our content also enables us to develop customized versions of our language learning solutions to address the specific needs of various industries. For example, we recently created a customized version of our Arabic learning solution for the U.S. Army, which includes military-specific content, such as vocabulary, images and curriculum sequencing. In the future, we may develop customized versions for other industries, such as healthcare, business, real estate and retail.

        In addition to visual learning experiences, our Version 3 solutions incorporate an integrated speech program utilizing our voice recognition application, which works in languages that are traditionally not supported by general-purpose speech recognition software. As an integral component of the program, this voice recognition feature works with our learners to promote the appropriate pronunciation of the words and concepts included in the lesson.

        Throughout the curriculum sequence, our program combines the introduction of new concepts, practice of recent material and production of key phrases. As learners progress along our curriculum, they transition from seeing and recognizing to speaking as our program prompts them to pronounce the words they are being taught. Our solution covers all aspects necessary for fluency within a completely immersive environment without requiring translation or explanation, including alphabet, vocabulary, intuitive grammar, reading, writing, listening, pronunciation and conversation. While rigorous and complete, the curriculum is designed to remain flexible, allowing learners to alter their individual pace and focus of instruction to meet their particular goals and abilities. The language content for our respective courses is organized into up to five levels of proficiency, with each level providing approximately 40 hours of instruction and containing multiple units, lessons and activities.

Customers

        Our customers include individuals, home school parents, educational institutions, armed forces, government agencies, corporations and not-for-profit institutions. We sell to our customers through a direct-to-consumer and institutional marketing and distribution strategy.

Channel	Customer Type	Representative Customers
Consumer	Individual	Based on our internal studies, 60% annually earn more than $75,000 and 44% earn more than $100,000
	Retailers	Amazon.com, Apple, Barnes & Noble, Borders, Office Depot, Books-A-Million, London Drugs
Institutional	Educational Institutions	Primary and Secondary Schools: New York City Department of Education (NY), DeKalb County Schools (GA), Cherokee County Board of Education (GA), Yonkers Public Schools (NY), Oakland Unified School District (CA), Manatee County Schools (FL)
Universities: James Madison University, University of Wisconsin, West Chester University, Virginia Commonwealth University, Clark Atlanta University, Jackson State University
	Government and Armed Forces	U.S. Department of Homeland Security, U.S. Immigration and Customs Enforcement, Foreign Service Institute, Defense Intelligence Agency, U.S. Department of the Air Force, U.S. Army, U.S. Marines
	Corporations	Reuters Group Plc, General Motors Corp., Pride International Inc., Res-Care, Inc., Cerner Corp., Tyco Electronics Corp., Molex Inc., Experian Information Solutions, Inc., Marriott International, Inc., Whole Foods Market Inc.
	Not-for-Profit Organizations	The Church of Jesus Christ of Latter-Day Saints, Council for Adult and Experiential Learning, Pacific Training Institute Clinic, AARP, Neighborhood House of St. Paul, Seattle Goodwill

Marketing and Distribution Channels

        Our multi-channel marketing and distribution model consists of print, online, television and radio direct-response advertising, kiosks, our institutional sales force and retail resellers. We believe that this marketing and distribution model, through which each channel complements and supports the others, provides:

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  greater brand awareness across channels;

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  cost-effective consumer acquisition and education;

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  premium brand building; and

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  improved convenience for consumers.

    Consumer

        Consumer sales accounted for approximately 80% and 78% of our revenue for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively. Our consumer distribution model comprises a mix of our call centers, websites, network of kiosks and select retail resellers, such as Amazon.com, Apple, Barnes & Noble and Borders. We have also recently begun offering our products in a limited number of ZoomShop unmanned automated kiosks. We believe these channels complement each other, as consumers that have seen our direct-to-consumer advertising may purchase at our kiosks or retailers, and those who have seen our solutions demonstrated at our kiosks may purchase solutions through our retailers, websites or call centers.

        Direct to Consumer.    Our direct-to-consumer channel, which we define as sales generated through either our websites or call centers, accounted for approximately 58% and 61% of our consumer revenue for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively. We utilize several forms of advertising to drive our direct-to-consumer sales, including print, online, television and radio. We advertise in a variety of national publications, such as Time, The Economist, The New Yorker and National Geographic. Our online media strategy encompasses banner and paid search advertising, as well as affiliate relationships. We work with various online agencies to buy both impression-based and performance-based traffic. All our advertisements include a "call to action," which encourages potential customers to visit our websites or contact a call center to order a product or a CD-ROM demo. Our advertisements include promotional codes that encourage customers to indicate which television or radio spot or publication they are responding to in order for us to track performance of each discrete media buy. By using different codes for different advertising media and campaigns, we can track the link between our media buying and the demand it generates. This gives us insight into the effectiveness of each form of advertising we purchase, which enables us to more closely tie our advertising spending to the results achieved. We receive our orders in the direct-to-consumer channel through our websites and call centers. Our marketing to this channel also supports the kiosk and retail channels.

        Rosetta Stone Kiosks.    We operated 172 retail kiosks, including two full service retail outlets, in the U.S. located in 37 states, in airports, malls and other strategic high-traffic locations as of June 30, 2009. This does not include the ZoomShop unmanned automated kiosks in which we offer our products. We have also recently begun to open kiosks in the United Kingdom and Japan. As of June 30, 2009, we operated six kiosks in the United Kingdom and five in Japan. Some of our international kiosks are inside the stores of other retailers. These company-operated kiosks accounted for approximately 22% of our consumer revenue for the year ended December 31, 2008 and 21% for the six months ended June 30, 2009. With bright and colorful displays, efficient use of retail space and limited capital investment, we believe that our company-operated kiosks are an effective outlet for selling our solutions and reinforcing our brand image. We believe that our kiosks enhance our ability to build strong consumer relationships and promote additional customer interest through the provision of personal demonstrations by our sales associates.

        Most of our kiosk site licenses range between three to six months with renewal options. Our policy is to close under-performing kiosks expeditiously.

        We have also recently begun offering our products in a limited number of unmanned ZoomShop automated kiosks. Although these devices do not offer the one-on-one experience that the kiosks provide, there are interactive demonstrations on their touch screens with audio that helps illustrate our teaching techniques. These devices allow us to quickly establish a presence in retail locations for a very low capital commitment.

        Retailers.    Sales to retailers accounted for approximately 21% and 18% of our consumer revenue for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively. Our retailers enable us to provide additional points of contact to educate consumers about our solutions, expand our presence beyond our own kiosks and websites, and further strengthen and enhance our brand image. Our retail relationships include Amazon.com, Apple, Barnes & Noble and Borders. Sales in the retail channel are highly correlated with our media expenditures in the direct-to-consumer channel.

    Institutional

        Institutional sales accounted for approximately 20% and 22% of our revenue for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively. Our institutional distribution model is focused on targeted sales activity primarily through a direct sales force in four markets: schools, colleges and universities; the U.S. armed forces and federal government agencies; corporations; and not-for-profit organizations. Regional sales managers are responsible for sales of our solutions in their territories and supervise account managers who are responsible for maintaining our customer base.

        Educational Institutions.    These customers include primary and secondary schools and represented approximately 44% and 48% of our institutional sales for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively. In our experience, colleges, universities and schools frequently rely on references from peer institutions and an official request-for-proposal, or RFP, process when selecting a vendor. We generate sales leads from sources such as interacting with attendees at trade shows and conferences, visiting potential customer sites to provide briefings on our solutions and the industry, responding to inbound calls based on recommendations from existing customers and monitoring and responding to RFPs.

        Federal Government Agencies and Armed Forces.    These customers include governmental agencies and armed forces and accounted for approximately 19% and 21% of our institutional sales for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively. Many customers in this market license our products through online subscriptions. We have recently been adding sales representatives to this group to allow greater focus by senior sales executives on expanding some of our key relationships.

        Corporations.    We promote interest in this market with trade show and seminar attendance, speaking engagements and direct mailings. Many of our customers in the market prefer online subscription delivery. Corporations represented 10% and 11% of our institutional revenue for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively.

        Home Schools.    We promote interest in this market through advertising in publications focused on home schooling, attending local trade shows and seminars and direct mailings. Home school sales accounted for approximately 22% and 16% of our institutional revenue for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively.

        Not-for-Profit Organizations.    These customers include organizations developing workforces to serve non-native speaking populations, offering literacy programs and preparing members for overseas missions. We promote interest in this market through our institutional sales force, speaking engagements and direct mailings. Not-for-profit organizations accounted for 5% and 4% of our institutional revenue for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively.

    International

        International sales accounted for approximately 5% of our revenue for the year ended December 31, 2008 and the six months ended June 30, 2009. In the near term, our international activity is primarily focused on successfully growing our business in the United Kingdom, Germany and Japan, where we are utilizing many of the same direct-to-consumer and channel strategies that we developed in the domestic market. We opened our United Kingdom office in 2005 and our Japan office in 2007. Over time, we believe that we will be able to develop a similar business model in other markets in Europe, Asia and Latin America.

Product Development

        Our product portfolio is a result of significant investment in product development over 16 years. Our product development focuses on both software and content development. Our development efforts include both creating new solutions and adding new languages to existing solutions. Our development team has specific expertise in speech recognition, interface design, immersion learning and instructional design. Our engineering and language development organizations are located principally in Harrisonburg, Virginia. We also conduct software development in Boulder, Colorado and Arlington, Virginia.

        In 2006, we licensed speech recognition technology for language learning from the Regents of the University of Colorado. We subsequently hired several of the original developers of this technology to begin building our expertise in speech recognition. Since 2006, we have made significant improvements to the original technology. We believe that this technology and expertise distinguishes us from other companies in our industry.

        In August 2007, we launched a new product platform, Version 3, in ten languages in our consumer channels. This product launch was the culmination of over three years of research and development. Version 3 provides a significant set of new features and benefits, including our proprietary speech recognition technology. We subsequently introduced four additional Version 3 languages in March 2008 and seven more Version 3 languages in September 2008. We also introduced the Audio Companion compact disc practice tool in all 14 of our then-available Version 3 languages in June 2008 and introduced the Audio Companion in the seven new Version 3 languages in September 2008. In May 2009, we released Levels 4 and 5 in English (US) and Spanish (Latin America) as well as an additional four languages in Version 3.

        As of June 30, 2009, our research and development group consisted of 249 employees. Our research and development expenses were $12.9 million in the year ended December 31, 2007, $18.4 million in the year ended December 31, 2008 and $14.9 million for the six months ended June 30, 2009.

Sourcing and Fulfillment

        Our strategy is to maintain a flexible, diversified and low-cost manufacturing base. We use third-party contract manufacturers and suppliers to obtain substantially all our product and packaging components and to manufacture finished products. We believe that we have good relationships with our manufacturers and suppliers and that there are alternative sources in the event that one or more of these manufacturers or suppliers is not available. We continually review our manufacturing and supply needs against the capacity of our contract manufacturers and suppliers with a view to ensuring that we are able to meet our production goals, reduce costs and operate more efficiently.

        We package and distribute our products primarily from our fulfillment facility in Harrisonburg, Virginia. We also contract with third-party fulfillment vendors in Amsterdam, Netherlands and Tokyo, Japan. From Tokyo, we distribute products for consumer orders in Japan. From Amsterdam, we distribute products for consumer orders in Europe. We distribute products for the remainder of our orders from Harrisonburg, Virginia.

Competition

        The language learning industry is highly fragmented and subject to rapidly changing consumer preferences and industry trends. We expect competition in the markets that we serve to persist and intensify. We face varying degrees of competition from a wide variety of companies providing language learning solutions including:

  •
  language learning center operators;

  •
  audio CD and MP3 download providers;

  •
  pre-packaged software producers;

  •
  textbook publishers;

  •
  online tutoring service providers; and

  •
  online peer-to-peer practice providers.

Our competitors include Berlitz International Inc., Simon & Schuster, Inc. (Pimsleur), Random House Ventures LLC (Living Language), Disney Publishing Worldwide and McGraw-Hill Education.

        We believe that the principal competitive factors in our industry include:

  •
  product differentiation, including:

  •
  teaching method,

  •
  effectiveness,

  •
  accessibility and convenience,

  •
  availability and quality of speech recognition, and

  •
  fun and likelihood of continued engagement,

  •
  brand recognition and reputation;

  •
  price; and

  •
  effective advertising.

We believe that we compete favorably on the basis of these factors.

Intellectual Property

        Our ability to protect our core technology and intellectual property is critical to our success. We rely on a combination of measures to protect our intellectual property, including patents, trade secrets, trademarks, trade dress, copyrights and non-disclosure and other contractual arrangements.

        We have one U.S. patent that has been granted and several international and U.S. patents pending. Many of these pending patents relate to our language teaching methods.

        We hold a perpetual, irrevocable and worldwide license from the University of Colorado allowing us to use speech recognition technology for language learning solutions. We entered into the license agreement in December 2006, and paid the University of Colorado an up-front license fee.

        We have registered a variety of trademarks, including Rosetta Stone, Rosetta World, Rosetta Stone Language Learning Success and design, Audio Companion, Dynamic Immersion, The Fastest Way to Learn a Language. Guaranteed., Adaptive Recall, Contextual Formation, the Rosetta Stone blue stone logo and design, Rosettastone.com and SharedTalk. We have applied to register our TOTALe, rWorld, Rosetta and the Rosetta Stone blue stone logo and design/Language Learning Success trademarks. All these trademarks are the subject of either registrations or pending applications in the United States, as well as numerous countries worldwide where we do business. We intend to continue to strategically register, both domestically and internationally, trademarks we utilize today and those we develop in the future.

        We own the copyright on our Version 2 English editions. We are registering in the United States our Version 2 non-English editions and all editions of our 25 Version 3 languages.

        We believe that the distinctive marks that we use in connection with our solutions are important in building our brand image and distinguishing our solutions from those of our competitors. These marks are among our most valuable assets. In addition to our distinctive marks, we own several copyrights and trade dress rights to our solutions, product packaging and user manuals. We also place significant value on our trade dress, which is the overall image and appearance of our solutions, and we believe that our trade dress helps to distinguish our solutions in the marketplace.

        In July 2009, we filed a lawsuit in the United States District Court for the Eastern District of Virginia against Google Inc., seeking, among other things, to prevent Google from infringing upon our trademarks. In this lawsuit, we assert, among other things, that Google allows third parties, including individuals involved in software piracy operations, to purchase the right to use our trademarks or other terms confusingly similar in Google's Adwords advertising program. This lawsuit seeks, among other things, injunctive relief to prevent Google from selling our trademarks or other terms confusingly similar for use in Google's Adwords advertising program.

        Furthermore, our employees, contractors and other parties with access to our confidential information sign agreements that prohibit the unauthorized disclosure of our proprietary rights, information and technology.

Employees

        As of June 30, 2009, we had 1,413 total employees, consisting of 818 full-time and 595 part-time employees. Our personnel consisted of 239 employees in sales and marketing, 249 employees in research and development, 221 in general and administrative, and 704 kiosk sales employees. None of our employees is represented by a collective bargaining agreement. We believe our employee relations are good.

Properties

        Our corporate headquarters are located in Arlington, Virginia, where we sublease approximately 31,281 square feet of space. The term of this sublease runs through December 31, 2013 and we have the right to extend that lease for an additional three years. We believe that our headquarters space will be adequate for the foreseeable future.

        We continue to lease approximately 14,541 square feet of space in Arlington, Virginia, which was the site of our corporate headquarters until late 2008. This space consists of multiple leased spaces with lease obligations with terms ending between December 31, 2009 and August 31, 2013. We intend to continue to attempt to sublease a portion of this space, but we cannot assure you that we will be able to sublease any of this space or that, if we do, it will be on terms that will cover our rent expense related to the space.

        We currently own a facility with approximately 47,860 square feet of usable space in Harrisonburg, Virginia, that serves as our operations office, where we perform most of our product development. We recently purchased a facility with approximately 14,460 square feet in Harrisonburg, Virginia to support our future growth. In addition, we lease a facility with approximately 40,000 square feet in Harrisonburg, Virginia for use as a packing and distribution center for all of our U.S. and some of our international fulfillment. We are seeking additional space in Harrisonburg to support our future growth.

        We also lease space for our two full service retail outlets in Missouri and New Jersey and for small offices in Boulder, Colorado, Tokyo, Japan and London, United Kingdom. Our Boulder office serves as a research and development location while our Tokyo and London offices serve as our regional sales offices.

        As of June 30, 2009, we also had site licenses for 183 kiosks. Most of our kiosk site licenses have terms of three to six months and provide for a minimum rent plus a percentage rent based upon sales after certain minimum thresholds have been achieved. These site licenses generally require that we pay insurance, utilities, real estate taxes and repair and maintenance expenses. Some of the site licenses also contain early termination options, which can be exercised by us or the licensor under certain conditions.

Legal Proceedings

        From time to time, we have been subject to various claims and legal actions in the ordinary course of our business. We are not currently involved in any legal proceeding the ultimate outcome of which, in our judgment based on information currently available, would have a material adverse impact on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

        The following table provides information concerning our executive officers and directors, including their ages as of June 30, 2009:

Name	Age	Position(s)
Tom P. H. Adams	37	President, Chief Executive Officer and Director
Eric Eichmann	42	Chief Operating Officer
Brian D. Helman	39	Chief Financial Officer
Gregory W. Long	50	Chief Product Officer
Michael C. Wu	42	General Counsel and Secretary
Laura L. Witt(2)(3)	41	Director and Chairman of the Board
Phillip A. Clough(1)	47	Director
John T. Coleman(2)(3)	62	Director
Laurence Franklin(1)	57	Director
Patrick W. Gross(1)(3)	65	Director
John E. Lindahl(2)	64	Director

(1)
Member of our audit committee

(2)
Member of our compensation committee

(3)
Member of our corporate governance and nominating committee

        Tom P. H. Adams has served as President, Chief Executive Officer and Director of Rosetta Stone since January 2006, prior to which he served as Chief Executive Officer of Fairfield & Sons Ltd., the predecessor company of Rosetta Stone, since February 2003. Mr. Adams received his B.A. with honors from the University of Bristol, United Kingdom and an M.B.A. from INSEAD in Fontainebleau, France. Mr. Adams was named the 2008 Ernst & Young Entrepreneur of the Year in the software category in the Greater Washington region.

        Eric Eichmann has served as Chief Operating Officer of Rosetta Stone since September 2006. Prior to joining us, Mr. Eichmann held several management positions at America Online, Inc., an interactive services company, from July 1999 to June 2006, most recently as Senior Vice President of Advertising Operations, Systems and Promotions. Previously, Mr. Eichmann held positions at McKinsey & Co., a management consulting firm, from September 1994 to June 1999. Mr. Eichmann holds an M.A. from the Swiss Federal Institute of Technology, Lausanne, Switzerland and an M.B.A. from the Kellogg Graduate School of Management at Northwestern University.

        Brian D. Helman has served as Chief Financial Officer of Rosetta Stone since March 2007. Prior to joining Rosetta Stone, Mr. Helman was Chief Financial Officer for JME Software LLC, a provider of enterprise software, from April 2006 to March 2007. From May 2002 to February 2006, Mr. Helman was the Chief Financial Officer of Neon Systems, Inc., a publicly traded supplier of mainframe integration software. From October 1996 to November 2001, Mr. Helman held various finance positions with Netspeak Corporation, a publicly traded provider of voice-over-IP software, including Vice President of Finance and Business Planning. Mr. Helman holds a B.S. from the University of Florida. Mr. Helman is a Certified Public Accountant.

        Gregory W. Long has served as Chief Product Officer of Rosetta Stone since August 2006. Prior to joining Rosetta Stone, Mr. Long was Vice President of Leapfrog Schoolhouse, the school division of

Leapfrog Enterprises, Inc., a provider of educational products, from December 2001 to August 2006. Prior to that, Mr. Long was at iBeam Broadcasting Corp., a streaming media distribution provider, from May 2000 to September 2001, and held various positions at Mattel's The Learning Company Inc., a developer and marketer of educational and reference software for consumers and schools, from March 1999 to May 2000 and at Creative Wonders, Disney/Electronic Arts' children's software education company, from March 1996 to March 1999. Mr. Long holds a B.A. in Economics from the University of Victoria in Victoria, British Columbia, Canada and an M.B.A. from Queen's University in Kingston, Ontario, Canada.

        Michael C. Wu has served as General Counsel and Secretary of Rosetta Stone since November 2006. From August 2001 to October 2006, Mr. Wu served in several executive positions with Teleglobe International Holdings Ltd. and its predecessor, a publicly traded international telecommunications company, including Vice President and General Counsel, Executive Director, Legal and Executive Director, Operations and Corporate Services. Prior to joining Teleglobe, Mr. Wu was a Senior Counsel for Global One Communications LLC, the joint venture between Sprint Corporation, Deutsche Telekom and France Telecom, from March 1996 to March 1999. He also practiced law at Swidler & Berlin, Chtd and Baker & Botts, LLP. Mr. Wu holds a J.D. from the University of Virginia School of Law and a B.A. from Emory University.

        Laura L. Witt has served as the Chairman of the Board of Directors since January 2006. In September 1997, Ms. Witt joined ABS Capital Partners, a private equity investment partnership, and has served as a General Partner since January 2001. She also serves as a director of Metastorm, Inc. She has a B.A. from Princeton University and an M.B.A. from the Wharton School at the University of Pennsylvania.

        Phillip A. Clough has served as a Director since January 2006. Mr. Clough is a Managing General Partner of ABS Capital Partners, and has been a General Partner of ABS Capital Partners since September 2001. Prior to joining ABS Capital Partners, Mr. Clough was President and Chief Executive Officer of Sitel Corporation, a publicly traded global provider of outsourced customer support services, from May 1998 to March 2001 and President of Sitel from January 1997 to May 1998. Prior to that, Mr. Clough was an investment banker with Alex. Brown & Sons from 1990 to 1997 and served in the United States Army from 1983 to 1988, rising to the rank of Captain. Mr. Clough serves on the board of directors of Liquidity Services, Inc. and American Public Education, Inc. Mr. Clough holds a B.S. from the U.S. Military Academy at West Point and an M.B.A. from the Darden Graduate School of Business Administration at the University of Virginia.

        John T. Coleman has served as a Director since March 2006. Mr. Coleman served as President, Chief Operating Officer and a Director of Bose Corp., a manufacturer of high end audio products, from July 2001 to July 2005. Prior to that, he was Executive Vice President and Vice President of Human Resources at Bose. Prior to that, he was General Manager of their European manufacturing operations. Prior to joining Bose, Mr. Coleman was Director of Human Resources for General Electric in Ireland. Mr. Coleman was Head of the College of Business and Law at University College Cork in Ireland from May 2006 until June 2007. He is a member of the board of advisors of the School of Economics in the University College Cork. Mr. Coleman holds diplomas in Personnel Management and in Training and Development from the Irish Management Institute. He also holds a diploma in Management Studies and an M.B.A. from the University of Ulster, Northern Ireland.

        Laurence Franklin has served as a Director since March 2006. From January 2002 until his retirement on April 1, 2009, Mr. Franklin has served as the President and Chief Executive Officer of Tumi Inc., a manufacturer and retailer of luxury travel, business and lifestyle accessories. Mr. Franklin also serves on the boards of two private companies. Mr. Franklin earned his B.A. from Colgate University and his M.S. from the New York University Graduate School of Business.

        Patrick W. Gross has served as a Director since January 2006. Mr. Gross is Chairman of the Lovell Group, a private business and technology advisory and investment firm that he founded in 2002. Mr. Gross was a founder of, and served as a principal executive officer from 1970 to September 2002 at American Management Systems, Inc., or AMS, a publicly traded information technology consulting, software development, and systems integration firm. Mr. Gross is a director of Capital One Financial Corporation, Career Education Corporation, Taleo Corporation, Liquidity Services, Inc. and Waste Management, Inc. He holds a B.S.E. from Rensselaer Polytechnic Institute, a M.S.E. from the University of Michigan and an M.B.A. from the Stanford Graduate School of Business.

        John E. Lindahl has served as a Director since January 2006 and is Managing Partner at Norwest Equity Partners VIII, LP, or Norwest, a private equity firm, which he joined in 1984. Prior to joining Norwest, John worked at Norwest Bank for 16 years. He holds B.S. and B.A. degrees from the University of Minnesota.

        Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified or their earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Code of Ethics

        We have adopted a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code is available on our corporate website at www.rosettastone.com.

Composition of the Board of Directors; Classified Board

        Our board of directors currently consists of seven members, six of whom are non-employee members. Each director holds office until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our second amended and restated bylaws permit our board of directors to establish by resolution the authorized number of directors.

        Pursuant to the terms of our certificate of incorporation in effect prior to our initial public offering, our existing current directors were elected as follows:

  •
  The holders of our common stock elected four members of our board of directors: Tom P. H. Adams, John T. Coleman, Laurence Franklin and Patrick W. Gross.

  •
  The holders of our series A-1 convertible preferred stock elected two members of our board of directors: Laura L. Witt and Phillip A. Clough.

  •
  The holders of our series A-2 convertible preferred stock elected one member of our board of directors: John E. Lindahl.

        Upon the closing of our initial public offering in April 2009, all of our preferred stock was automatically converted into our common stock and all of the contractual rights to appoint directors was automatically terminated. Our second amended and restated certificate of incorporation, which was effective upon the closing of our initial public offering in April 2009, provides that our board of directors is divided into three classes of directors, each serving a staggered three-year term. As a result, commencing with our annual meeting of stockholders in 2010, one class, which will be comprised of only a portion of our board of directors, will be elected at each annual meeting for three-year terms. Our board of directors is classified as follows:

  •
  Tom P. H. Adams, Phillip A. Clough and John E. Lindahl are designated Class I directors whose terms will expire at our 2010 annual meeting of stockholders;

  •
  Laura L. Witt and Laurence Franklin are designated Class II directors whose terms will expire at our 2011 annual meeting of stockholders; and

  •
  John T. Coleman and Patrick W. Gross are designated Class III directors whose terms will expire at our 2012 annual meeting of stockholders.

        Our second amended and restated certificate of incorporation also provides that the number of authorized directors will be determined from time to time by resolution of the board of directors. Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as reasonably possible, each class will consist of one-third of the directors. The classification of the board of directors may have the effect of delaying or preventing changes in control of our company. Our second amended and restated certificate of incorporation further provides for the removal of a director only for cause and by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of our directors.

Director Independence

        Our board of directors has reviewed the independence of each director and considered whether any director had a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors has determined that all of our directors, other than our chief executive officer, Tom Adams, are "independent directors" and meet the independence requirements under the listing standards of the New York Stock Exchange.

Committees of the Board of Directors

        Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

    Audit Committee

        Our audit committee consists of Phillip A. Clough, Laurence Franklin and Patrick W. Gross, each of whom is a non-employee member of our board of directors. Mr. Gross is the chairperson of our audit committee. Our board of directors has determined that each member of our audit committee meets the requirements of financial literacy under the requirements of the New York Stock Exchange and SEC rules and regulations. Mr. Gross serves as our audit committee financial expert, as defined under SEC rules, and possesses financial sophistication as required by the New York Stock Exchange. Both Mr. Franklin and Mr. Gross are independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. Mr. Clough is not independent within the meaning of Rule 10A-3(b)(1) because of his affiliation with ABS Capital Partners and the present level of stock ownership of our company by funds affiliated with ABS Capital Partners. The test for independence under Rule 10A-3(b)(1) for the audit committee is different than the general test for independence of board and committee members. In accordance with Rule 10A-3(b)(1) and the listing standards of the New York Stock Exchange, we plan to modify the composition of the audit committee within 12 months after the effectiveness of our registration statement relating to the initial public offering so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) and under the listing standards of the New York Stock Exchange.

        Our audit committee is responsible for, among other things:

  •
  selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

  •
  evaluating the qualifications, performance and independence of our independent auditors;

  •
  monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

  •
  reviewing the adequacy and effectiveness of our internal control policies and procedures;

  •
  discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

  •
  preparing the audit committee report that the SEC requires in our annual proxy statement.

        Our board of directors has adopted a written charter for the audit committee, which is available on our website.

    Compensation Committee

        Our compensation committee consists of Laura L. Witt, John T. Coleman and John E. Lindahl, each of whom is a non-employee member of our board of directors. Ms. Witt is the chairperson of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the requirements of the New York Stock Exchange. The compensation committee is responsible for, among other things:

  •
  reviewing and approving compensation of our executive officers including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change in control arrangements, and any other benefits, compensations or arrangements;

  •
  reviewing and recommending compensation goals, bonus and stock compensation criteria for our employees;

  •
  reviewing and discussing annually with management our "Compensation Discussion and Analysis" disclosure required by SEC rules;

  •
  preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

  •
  administering, reviewing and making recommendations with respect to our equity compensation plans.

    Corporate Governance and Nominating Committee

        Our corporate governance and nominating committee consists of Laura L. Witt, John T. Coleman and Patrick W. Gross, each of whom is a non-employee member of our board of directors. Ms. Witt is the chairperson of this committee. Our board of directors has determined that each member of this committee satisfies the requirements for independence under the New York Stock Exchange rules.

        The corporate governance and nominating committee is responsible for, among other things:

  •
  assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

  •
  reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

  •
  reviewing succession planning for our executive officers;

  •
  overseeing the evaluation of our board of directors and management;

  •
  determining the compensation of our directors; and

  •
  recommending members for each board committee of our board of directors.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation for the Year Ended December 31, 2008

        The following table summarizes the compensation of each member of our board of directors in 2008:

Name	Fees Earned or Paid in Cash		Option Awards (1)		Total
Laura L. Witt	$—		$—		$—
Phillip A. Clough	—		—		—
John T. Coleman	20,000	(2)	21,336	(5)	41,336
Laurence Franklin	20,000	(3)	21,336	(5)	41,336
Patrick W. Gross	10,000	(4)	26,067	(5)	36,067
John E. Lindahl	—		—		—
Tom P. H. Adams	—		—		—

    (1)
    The amounts in this column reflect the amounts we recorded under SFAS No. 123(R) as stock-based compensation in our financial statements for 2008 in connection with options we granted in prior years, adjusted to disregard the effects of any estimate of forfeitures related to service-based vesting but assuming, instead, that the director will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described under the caption "Stock-Based Compensation" in Note 2 to our consolidated financial statements included elsewhere in this prospectus. We did not grant any options to our directors in 2008.

    (2)
    Mr. Coleman received an annual retainer of $20,000.

    (3)
    Mr. Franklin received an annual retainer of $20,000.

    (4)
    Mr. Gross received an annual retainer of $10,000.

    (5)
    At December 31, 2008, Mr. Coleman and Mr. Franklin each had 26,000 stock options outstanding, and Mr. Gross had 32,500 stock options outstanding. The grant date fair value of the options held by Mr. Coleman and Mr. Franklin was $85,606, and the grant date fair value of the options held by Mr. Gross was $104,530.

        In 2008, non-employee directors, other than those who are affiliated with ABS Capital Partners or Norwest, received an annual retainer for service on our board, payable quarterly in cash. No director received fees for attending board meetings. Directors who are employees of ABS Capital Partners or Norwest did not receive any fees or option awards for their services as either directors or committee members. All directors were entitled to reimbursement for reasonable travel and other business expenses incurred in connection with attending meetings of the board of directors or committees of the board of directors.

        All of our non-employee directors, other than those who are affiliated with ABS Capital Partners or Norwest, also received a grant of stock options upon commencement of their board service. All options were granted under our 2006 Stock Incentive Plan and have a term of ten years. All options granted have a per share exercise price equal to the fair value of a share of our common stock underlying the options at the time of grant. Options vest in equal annual installments over four years, subject to the director's continued service on our board. We did not issue any new options to directors in 2008.

        In conjunction with our initial public offering in April 2009, our board of directors adopted a compensation policy applicable to all of our non-employee directors. This compensation policy provides that each non-employee director will receive the following compensation for board and committee services:

  •
  an annual retainer paid in cash or restricted stock units, at the choice of the director, in an amount equal to $35,000;

  •
  an annual cash retainer of $20,000 for chairing the audit committee and $15,000 for chairing the compensation committee or the corporate governance and nominating committee;

  •
  an annual retainer of $10,000 for each audit committee member and of $7,500 for each compensation committee member and each corporate governance and nominating committee member;

  •
  the members and chairpersons of any new committees that may be formed will be paid the same amounts as the members and chairpersons of the compensation committee and corporate governance and nominating committee;

  •
  $1,250 for each board meeting attended in person or by telephone above eight in a year lasting more than one hour;

  •
  $1,250 for each meeting of a committee attended in person or by telephone above ten in a year lasting more than one hour; and

  •
  an annual grant of equity with a fair market value as of the date of grant of $60,000 comprised of:

  •
  50% stock options vesting quarterly over one year conditioned upon the director's continued service on our board of directors during that year; and

  •
  50% restricted stock units, which will be fully vested and will be paid out in shares of our common stock when the recipient director terminates his or her service on our board of directors.

        In April 2009, we made our first equity grant to our directors under this new compensation policy, awarding each non-employee director options to purchase 2,658 shares of our common stock, with an exercise price of $18.00 per share, and 1,462 restricted stock units.

        Directors are encouraged to accumulate stock ownership, including ownership of the restricted stock units, equal in value to three times the annual retainer within three years.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

    Overview

        The compensation committee of our board of directors has overall responsibility for the compensation program for our executive officers. Members of the committee are appointed by the board. Currently, the committee consists of three members of the board, none of whom are executive officers of our company.

        Our executive compensation program is designed to encourage our executives to focus on building stockholder value, maximizing rational growth and bottom line results.

        Our objective is to provide a competitive total compensation package to attract and retain key personnel and drive effective results. To achieve this objective, the compensation committee has implemented and maintains compensation plans that tie a substantial portion of the executives' overall compensation to key strategic financial and operational goals such as our annual revenue. Our executive compensation program provides for the following elements:

  •
  base salaries, which are designed to allow us to attract and retain qualified candidates in a highly competitive market;

  •
  variable compensation, which provides additional cash compensation and is designed to support our pay-for-performance philosophy;

  •
  equity compensation, principally in the form of stock options, which are granted to incentivize executive behavior that results in increased stockholder value; and

  •
  a benefits package that is available to all of our employees.

        A detailed description of these components is provided below.

    Elements of Our Executive Compensation Program

        Base Salary.    We utilize base salary as the primary means of providing compensation for performing the essential elements of an executive's job. We believe our base salaries are set at levels that allow us to attract and retain executives in competitive markets.

        Variable Pay.    Our variable pay compensation, in the form of an annual cash bonus, is intended to compensate our executives for meeting our corporate objectives and their individual performance objectives and to incentivize our executives to meet these objectives. In addition, our variable pay compensation is intended to reward and incentivize our executives for exceeding their objectives. These objectives may be both financial and non-financial and may be based on company, divisional or individual performance. These objectives are separated so that executives may be paid a bonus for meeting one objective and not be paid for failing to meet another objective. For financial objectives, the compensation committee typically sets a target level where the full 100% bonus can be earned and then also sets a slightly lower target where a partial bonus can be earned if the objective is almost achieved and a higher target where a substantially larger than 100% bonus can be earned for exceeding the 100% bonus target. In addition to the annual cash bonus plan, we may utilize discretionary cash bonuses to attract new executives or to reward executives for exemplary performance that is not necessarily rewarded by the cash bonus plan. See the discussion under the caption "—Stock Grants" for the description of our compensation committee's decision to pay the tax withholding obligations associated with the "net issuance" of stock grants we made to 10 of our key employees, including our named executive officers, on April 15, 2009 in conjunction with our initial public offering.

        Equity-Based Compensation.    Our equity-based compensation is intended to enhance our ability to retain talent over a longer period of time, to reward longer-term efforts that enhance future value, and to provide executives with a form of reward that aligns their interests with those of our stockholders. Executives whose skills and results we deem to be critical to our long-term success are eligible to receive higher levels of equity-based compensation. Executives typically receive an equity award in the form of a stock option that vests over a period of time upon commencement of their employment. Thereafter, they may receive additional awards from time to time as the compensation committee determines consistent with the objectives described above. Our compensation committee expects to make annual equity compensation awards to our executives in amounts that are competitive with awards then being made by comparable public companies with whom we compete for talent. See the discussion under the caption "—Stock Grants" and "—IPO Option and Restricted Stock Grants" for the description of our compensation committee's decision to award stock grants and options to our employees, including our named executive officers, and to award restricted stock grants to our employees, excluding our named executive officers, on April 15, 2009 in conjunction with our initial public offering.

        Benefits.    Our benefits, such as our basic health benefits, 401(k) plan, and life insurance, are intended to provide a stable array of support to executives and their families throughout various stages of their careers, and these core benefits are provided to all executives regardless of their individual performance levels. The 401(k) plan allows participants to defer up to 100% of their annual compensation, subject to the cap set by the Internal Revenue Code. The executives' elective deferrals are immediately vested and nonforfeitable upon contribution to the 401(k) plan. We currently provide matching contributions equal to 100% of an employee's individual contribution, up to a maximum of 4% of the participant's annual salary and subject to some other limits.

        Taxes.    Our compensation committee does not have any particular policies concerning the payment of tax obligations on behalf of our employees. We are required by law to withhold a portion of every compensation payment we make to our employees. In the case of noncash compensation, that means that either we withhold a portion of the noncash compensation payment and pay cash to the appropriate tax authorities or that the employees make a direct cash payment to us in lieu of our withholding a portion of the noncash compensation. In the case of the stock grants to our key employees discussed under the caption "—Stock Grants," our compensation committee determined it was preferable to withhold a portion of the stock grant from the recipients and for us to pay the equivalent cash value to the tax authorities rather than requesting our underwriters to release key employees from their contractual lock-ups and allowing them to sell large amounts of our stock in the public market in order to fund their personal tax obligations. All payments to or on behalf of our employees, including tax payments, are considered compensation and are evaluated by our compensation committee as part of our overall compensation packages. In the future, our compensation committee will consider all possible forms of compensation, including payment of tax obligations on behalf of our employees, in determining how best to compensate our employees to achieve the overall objectives of our compensation program.

    Determining the Amount of Each Element of Compensation

        Overview.    The amount of each element of our compensation program is determined by our compensation committee on an annual basis taking into consideration our results of operations, long and short-term goals, individual goals, the competitive market for our executives, the experience of our compensation committee members with similar stage companies and general economic factors. In 2008, our compensation committee engaged a compensation consultant to provide data as to the competitiveness of our compensation program compared with those of other companies with which we may compete for talent. Our compensation committee did not retain the compensation consultant to determine or recommend any particular compensation package for our executives. Rather, the consultant provided survey data for a peer group of comparable companies for the positions of chief executive officer, chief operating officer and chief financial officer and a broader study of survey data for other executive officers for whom no peer group data was provided.

        In 2008, our compensation committee determined that in general the annual cash compensation of our executives was substantially below the median compensation of the comparable officers of the peer group companies or the broader survey sample, as applicable, and sought to move the annual base pay and variable pay opportunity for 2008 to within 15% of the median of the peer group for the chief executive officer, chief operating officer and chief financial officer and 15% of the median of the broader survey for the executive officers for whom no peer group data was provided.

        The peer group utilized by the compensation committee for comparative purposes in reviewing the 2008 compensation of the executives consisted of:

Tempur-Pedic International Inc.	Zumiez Inc.	Blackboard Inc.
LeapFrog Enterprises Inc.	Blue Nile, Inc.	Renaissance Learning Inc.
Under Armour Inc.	SkillSoft Plc	SumTotal Systems Inc.
Bare Escentuals, Inc.	Heelys, Inc.	PLATO Learning, Inc.
Crocs, Inc.

        The peer group companies were selected because they were of a similar size to us at the time of the study and the compensation committee considered them to be high-performing consumer-marketing focused companies, technology-oriented learning companies or software companies. All of the peer group companies are public companies, so they were not directly comparable to us at the time of the study.

        In addition to this data, our chief executive officer provides input to the compensation committee on the performance and compensation levels of our executives, other than himself, but he does not have a vote on the compensation committee. Once the level of compensation is set for the year, the compensation committee may revisit its decisions if there are material developments during the year, such as promotions, that may warrant a change in compensation. After the year is over, the compensation committee reviews the performance of the executive officers and key employees to determine the achievement of variable pay targets and to assess the overall functioning of our compensation plans against our goals.

        Base Pay.    Our compensation committee reviews our executives' base salaries on an annual basis taking into consideration the factors described above as well as changes in position or responsibilities. In the event of material changes in position, responsibilities or other factors, the compensation committee may consider changes in base pay during the year.

        For 2008, our compensation committee made the following increases in base salary of our executives:

Name	2007 Base Salary	2008 Base Salary	Dollar Increase	Percentage Increase
Tom P. H. Adams	$275,000	$350,000	$75,000	27.3%
Eric Eichmann	237,500	265,000	27,500	11.6
Brian D. Helman	220,000	240,000	20,000	9.1
Gregory W. Long	200,000	210,000	10,000	5.0
Michael C. Wu	190,000	210,000	20,000	10.5

        These increases were discretionary changes made by our compensation committee based upon the continued growth of our company and the continued success of each of our named executive officers in growing our company. The increase was intended to bring the 2008 base salary of each executive to within

15% of the median base salary of comparable officers for the peer group companies or the broader survey group for the executive officers for whom no peer group data was provided in the compensation study.

        Variable Pay.    Our compensation committee establishes an executive bonus plan on an annual basis and distributions are typically made within 90 days after the end of each calendar year after the compensation committee has determined if the goals have been achieved. However, the compensation committee has the authority to modify a bonus structure during the year if they deem appropriate. Examples of circumstances in which our compensation committee might consider revising a bonus plan include mergers, acquisitions, divestitures, board-approved budget revisions and other material changes in our company.

        Our executive bonus plan for 2008 provides a potential bonus for each executive based on financial and nonfinancial goals. For all executives, the potential award is based 50% on financial goals, 25% on company-level strategic goals and 25% on individual goals. These percentages are the same as they were in 2007. The company-level financial goals, the company-level nonfinancial strategic goals and the individual goals each stand-alone and are evaluated separately so that some goals can be met and corresponding bonuses paid while other goals are not met and no corresponding bonus paid. The award of the financial bonus is based 10% on the achievement of the total budgeted 2008 sales, 10% on the achievement of the non-U.S. budgeted 2008 sales, 40% on achievement of the budgeted 2008 net marketing contribution, which we define as gross profit less total sales and marketing expense, and 40% on achievement of the budgeted 2008 adjusted EBITDA, which we define as income without option expenses, interest income, finance charges, business taxes, depreciation and amortization. The breakout of the percentages among the component parts of the financial goals is the same as it was in 2007 except that the achievement of budgeted adjusted EBITDA was increased by 10% for 2008 and the achievement of budgeted net marketing contribution was correspondingly decreased by 10% for 2008, reflecting a slight increase in focus on bottom line results. The achievement of individual goals is based on an assessment of adherence to company values, such as teamwork and accountability, overall job competence and performance against individual objectives, as recommended by our chief executive officer and determined by the compensation committee, or in the case of the achievement of such goals by our chief executive officer, solely by the compensation committee.

        For 2008, the individual performance objectives of our named executive officers included the following:

        Mr. Adams: continue product and solution build-out; deliver improved consumer sales and marketing capability; build international traction; complete company-wide system and process restructuring; successfully run our company; and prepare our company for an initial public offering of our common stock.

        Mr. Eichmann: deliver financial performance; improve front office; upgrade web site; continue build-out of international platform; complete company-wide system and process restructuring; and provide leadership and support broadly.

        Mr. Helman: help prepare our company for an initial public offering of our common stock; manage our budget and service our business from a financial perspective; run and improve the accounting function; support company-wide system and process restructuring; support chief executive officer as an analytical partner regarding financial matters; and successfully run our finance department.

        Mr. Long: build-out product development organization; deliver new institutional product; extend Version 3 library; continue content development; and expand our product development platform.

        Mr. Wu: protect company against software piracy and trademark infringement; support initial public offering of our common stock; continue build-out of legal team; build out corporate structure; and successfully run our legal function.

        For 2008, our company-level nonfinancial strategic goals were to complete our product solution, transform our front office, continue to build out our international platform and establish additional controls and defenses against unauthorized use of our products and trademarks.

        With respect to our 2008 financial goals, consistent with our approach in 2007, no bonus would be earned if we failed to achieve 90% of a financial target. If we achieved 90% of a financial target, 10% of the bonus would be earned. If we achieved 100% of a financial target, 100% of the bonus would be earned and if we achieved 125% or more of the target, 250% of the bonus would be earned. Between 90% and 100% and between 100% and 125% of the financial targets, the amount of the bonus earned would be proportional between the two points. In addition, no payment of any financial target bonus would be made in the event that capital expenditures, determined in accordance with GAAP, exceeded 110% of the budgeted $8.0 million.

        Our compensation committee established the following financial targets for 2008 for purposes of developing the incentive compensation plan: total revenue of $170.1 million; non-U.S. revenue of $13.0 million; net marketing contribution, which represents revenue less cost of revenue and sales and marketing expenses, of $71.2 million; and adjusted EBITDA of $21.0 million.

        Our compensation committee set each executive's 2008 target bonus as a percentage of his 2008 annualized base salary as set forth in the table below.

Name	2008 Annualized Base Salary	Total Target Bonus Opportunity	Target Bonus as a Percentage of Base Salary	Financial Target Bonus	Non Financial Target Bonus	Individual Goal Target Bonus
Tom P. H. Adams	$350,000	$210,000	60%	$105,000	$52,500	$52,500
Eric Eichmann	265,000	132,500	50	66,250	33,125	33,125
Brian D. Helman	240,000	96,000	40	48,000	24,000	24,000
Gregory W. Long	210,000	84,000	40	42,000	21,000	21,000
Michael C. Wu	210,000	73,500	35	36,750	18,375	18,375

        Our compensation committee compared the target bonuses as a percentage of base salary to the broader survey group in the 2008 compensation study. The committee did not consider the target bonuses as a percentage of base salary for the peer group companies, which were substantially higher than those for the broader survey group in the 2008 compensation study. The target bonus as a percentage of base salary did not change for Messrs. Eichmann, Helman or Long between 2007 and 2008 as it was already equal to the median target bonus as a percentage of base salary for the broader survey group. Mr. Adams' target bonus as a percentage of base salary increased from 50% to 60% and Mr. Wu's percentage increased from 30% to 35% as their prior percentages were below the median of the broader survey group in the 2008 compensation study.

        Our compensation committee determined the following bonuses for our named executive officers for 2008:

2008 Individual Bonuses Earned

Name	Financial Target Bonus(1)	Strategic Target Bonus(2)	Individual Objectives Bonus		Total Bonus
Tom P. H. Adams	$234,990	$48,825	$52,500	(3)	$336,315
Eric Eichmann	148,268	30,806	26,500	(4)	205,574
Brian D. Helman	107,424	22,320	19,200	(5)	148,944
Gregory W. Long	93,996	19,530	16,800	(6)	130,326
Michael C. Wu	82,247	17,089	18,375	(7)	117,710

(1)
Each executive earned 224% of his company level financial objectives target bonus.

(2)
Each executive earned 93% of his company level nonfinancial strategic objectives target bonus.

(3)
Mr. Adams earned 100% of his individual objectives bonus.

(4)
Mr. Eichmann earned 80% of his individual objectives bonus.

(5)
Mr. Helman earned 80% of his individual objectives bonus.

(6)
Mr. Long earned 80% of his individual objectives bonus.

(7)
Mr. Wu earned 100% of his individual objectives bonus.

        Our compensation committee determined that each of our named executive officers earned 224% of his company level financial objectives bonus as follows:

2008 Company Level Financial Target Achievement

Financial Bonus Category	2008 Budget	2008 Actual	Percentage of Target	Percentage of Bonus Earned	Percentage Weighting of Total Bonus	Aggregate Percentage of Bonus Earned
	(Dollars in thousands)
Total sales	$170.1	$209.4	123%	238%	10%	24%
Non-U.S. sales	13.0	10.0	77	—	10	—
Net marketing contribution	71.2	90.4	127	250	40	100
Adjusted EBITDA	21.0	36.4	173	250	40	100

Total						224%

        With respect to our company-level nonfinancial strategic goals for 2008, our compensation committee determined a percentage of the overall target to award based on an evaluation of our performance in meeting all of these goals as a group during the year. Many of these goals are subjective and not capable of being defined by bright-line measurements. Our compensation committee determined that we had satisfied these goals as a group at a level that justified the awarding of 93% of the related bonuses. More specifically, during 2008, we made substantial progress in completing our product solution, including introducing our Level 3 solution in 11 additional languages and introducing our Audio Companion practice tool product; transforming our front office, including a complete redesign of our website; continuing to build-out our international platform; and establishing additional controls and defenses, including improvements in the areas of software piracy, trademark infringement, inventory controls, inventory security, optimizing our domain name portfolio and strategy and combating "customer" fraud.

        With respect to our named executive officers' individual performance objectives, our compensation committee determined a percentage of the target bonus to award based on an overall evaluation of the executive's performance in meeting his individual objectives during the year. Many of these objectives are subjective and not capable of being defined by bright-line measurements. Our compensation committee determined that Mr. Adams and Mr. Wu satisfied all of their individual performance goals at a level that justified the rewarding of 100% of their individual performance bonuses. Our compensation committee determined that Messrs. Eichmann, Helman and Long satisfied their individual performance objectives at a level that justified the awarding of 80% of their individual performance bonuses. None of these individuals failed to perform at a very high level or to make substantial progress in obtaining all of their individual performance objectives, but the philosophy of our compensation committee is to make these objectives difficult to achieve at the 100% level. More specifically, during 2008 our named executive officers performed the following:

        Mr. Adams successfully continued product and solution build-out; delivered improved consumer sales and marketing capability; continued to build international traction; completed company-wide system and process restructuring; successfully ran our company; and prepared our company for an initial public offering of our common stock.

        Mr. Eichmann delivered financial performance; improved our front office; upgraded our web site; continued the build-out of our international platform; completed company-wide system and process restructuring; and provided leadership and support broadly.

        Mr. Helman helped prepare our company for an initial public offering of our common stock; managed our budget and serviced our business from a financial perspective; ran and improved the accounting function; supported company-wide system and process restructuring; supported our chief executive officer as an analytical partner regarding financial matters; and successfully ran our finance department.

        Mr. Long continued the build-out of our product development organization; delivered new institutional product; extended our Version 3 library; continued content development; and expanded our product development platform.

        Mr. Wu implemented strategies to protect our company against software piracy and trademark infringement; supported initial public offering of our common stock; continued the build-out of our legal team; continued the build-out of our corporate structure; and successfully ran our legal function.

    Allocation of Equity Compensation Awards

        In 2008, we did not grant any options to our named executive officers. Options granted to executives and other employees vest over a period of four years, with 1/4 of the shares vesting on the one-year anniversary of the begin vesting date, which is typically the first date of the calendar quarter following the date of grant, except for new hires whose begin vesting date is typically the date of hire, and in either case with 1/16 of the shares vesting at the end of each three-month period thereafter. Our compensation committee does not apply a rigid formula in allocating stock options to executives as a group or to any particular executive. Instead, our compensation committee exercises its judgment and discretion and considers, among other things, the role and responsibility of the executive, competitive factors, the amount of stock-based equity compensation already held by the executive, the non-equity compensation received by the executive and the total number of options to be granted to all participants during the year. Our compensation committee typically makes annual grants of equity awards, if any, to our employees in connection with its annual review of our employees' compensation and then throughout the year, on a quarterly basis, our compensation committee evaluates grants for new hires, promotions or other changes that may warrant additional grants. See the discussion under the captions "—Stock Grants" and "—IPO Option and Restricted Stock Grants" for a description of equity awards made on April 15, 2009.

    Timing of Equity Awards

        Our compensation committee generally grants stock options to executives and current employees once per quarter on the date of the regularly scheduled compensation committee meeting. With respect to newly hired employees, our practice is typically to make stock grants at the first meeting of the compensation committee following such employee's hire date. We do not have any program, plan or practice to time stock option grants in coordination with the release of material non-public information. Prior to our initial public offering in April 2009, our compensation committee determined the exercise price of stock options based on valuations determined by the board of directors. Since becoming a public company, the exercise price of stock options is determined based on the trading price of our common stock on the date of grant.

    Executive Equity Ownership

        We encourage our executives to hold a significant equity interest in our company. However, we do not have specific share retention and ownership guidelines for our executives. We do not permit our executives to sell short our stock, prohibit our executives from holding our stock in a margin account, and discourage the purchase and sale of exchange-traded options on our stock by our executives.

    Type of Equity Awards

        Our 2006 Stock Incentive Plan only provided for stock options. However, our 2009 Omnibus Incentive Plan, permits us to issue stock options, restricted stock units, restricted stock, stock appreciation rights, performance units and performance shares.

    Severance and Change in Control Arrangements

        Each of our equity incentive plans provides for a potential acceleration of outstanding awards in the event that we undergo a change in control, as defined in such plans. See "—Employee Benefit Plans" below for a description of the change in control provisions contained in our equity incentive plans.

        In addition see "—Employment Arrangements with Named Executive Officers" and "—Payments Upon Termination or Upon Change in Control" below for a description of the severance and change in control arrangements we have with our named executive officers. The compensation committee believed that these arrangements were necessary to attract and retain our named executive officers. The terms of each arrangement were determined in negotiation with the applicable named executive officer in connection with his hiring and were not based on any set formula.

    Effect of Accounting and Tax Treatment on Compensation Decisions

        In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our executives. While we consider the applicable accounting and tax treatment of alternative forms of equity compensation, these factors alone are not dispositive, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.

        Section 162(m) of the Internal Revenue Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to our chief executive officer and each of our next three most highly compensated executive officers, unless specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. We believe that grants of equity awards under our existing stock plans qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting us to receive a federal income tax deduction in connection with such awards. In general, we have determined that we will not seek to limit executive compensation so that it is deductible under Section 162(m). However, from time to time, we monitor whether it might be in our interests to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and therefore our compensation committee has not adopted a policy requiring all compensation to be deductible. Our compensation committee will continue to assess the impact of Section 162(m) on our compensation practices and determine what further action, if any, is appropriate.

    Role of Executives in Executive Compensation Decisions

        Our compensation committee generally seeks input from our chief executive officer, Tom Adams, when discussing the performance of and compensation levels for executives other than himself. The compensation committee also works with Mr. Adams and with our chief financial officer and the head of our human resources department in evaluating the financial, accounting, tax and retention implications of our various compensation programs. Neither Mr. Adams nor any of our other executives participates in deliberations relating to his or her own compensation.

Summary Compensation Table

        The following table provides information regarding the compensation of our chief executive officer, chief financial officer and each of our other three most highly compensated executive officers during 2007 and 2008. We refer to these executive officers as our named executive officers.

Name and Principal Position	Year	Salary		Bonus		Option Awards(1)	Non-Equity Incentive Plan Compensation	All Other Compensation		Total
Tom P. H. Adams	2008	$350,000		$—		$339,269	$336,315	$567,191	(2)	$1,592,775
President and	2007	274,519		—		388,303	75,625	617,477	(3)	1,355,924
Chief Executive Officer
Eric Eichmann	2008	265,000		—		131,373	205,574	—		601,947
Chief Operating Officer	2007	237,500		—		106,905	59,375	—		403,780
Brian D. Helman	2008	240,000		—		118,401	148,944	—		507,345
Chief Financial Officer	2007	173,462	(4)	25,000	(5)	74,179	44,000	42,609	(6)	359,250
Gregory W. Long	2008	210,000		—		123,277	130,326	8,200	(7)	471,803
Chief Product Officer	2007	200,000		—		105,282	40,000	8,149	(8)	353,431
Michael C. Wu	2008	210,000		—		28,354	117,711	7,014	(9)	363,078
General Counsel and Secretary	2007	193,670		30,000	(10)	21,843	38,500	—		284,013

(1)
The amounts in this column reflect the amounts we recorded under SFAS No. 123(R) as stock-based compensation in our financial statements for the applicable year in connection with options we granted in that year and in prior years, adjusted to disregard the effects of any estimate of forfeitures related to service-based vesting but assuming, instead, that the executive will perform the requisite service for the award to vest in full. There were no new option awards to any of our named executive officers in 2008. The assumptions we used in valuing options are described under the caption "Stock-Based Compensation" in Note 2 to our consolidated financial statements included in this prospectus.

(2)
This amount includes $555,081 in gain recognized from stock option exercises and $12,110 of 401(k) plan matching contributions in 2008.

(3)
This amount includes $605,070 in gain recognized from a stock option exercise and $12,407 of 401(k) plan matching contributions in 2007.

(4)
Mr. Helman's annualized base salary of $220,000 was prorated based on his March 2007 start date.

(5)
Mr. Helman received a $15,000 one-time signing bonus upon commencement of his employment and a $10,000 performance-based discretionary bonus in 2007.

(6)
Mr. Helman received reimbursement for relocation expenses of $42,609 in 2007.

(7)
Mr. Long received a 401(k) matching contribution of $8,200 in 2008.

(8)
Mr. Long received a 401(k) matching contribution of $8,149 in 2007.

(9)
Mr. Wu received a 401(k) matching contribution of $7,014 in 2008.

(10)
Mr. Wu received a $30,000 one-time signing bonus in 2007.

Grants of Plan-Based Awards in 2008

        The following table sets forth each grant of plan-based awards to our named executive officers during 2008:

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Threshold	Target	Maximum
Tom P. H. Adams	$10,500	$210,000	$367,500
Eric Eichmann	6,625	132,500	231,875
Brian D. Helman	4,800	96,000	168,000
Gregory W. Long	4,200	84,000	147,000
Michael C. Wu	3,675	73,500	128,625

Outstanding Equity Awards at 2008 Fiscal Year-End

        The following table lists all outstanding equity awards held by our named executive officers as of December 31, 2008.

	Number of Securities Underlying Unexercised Options
			Option Exercise Price	Option Expiration Date
Name	Exerciseable(1)	Unexerciseable(1)
Tom P. H. Adams	67,899	145,665	$3.85	5/22/2016
Eric Eichmann	65,000	65,000	3.85	9/5/2016
	7,312	12,188	6.08	3/21/2017
Brian D. Helman	46,734	60,087	6.08	3/21/2017
Gregory W. Long	74,750	74,750	3.85	8/21/2016
Michael C. Wu	12,746	16,387	3.85	12/8/2016

(1)
The options reflected in the table above vest as to one-fourth of the total number of shares on the one year anniversary of the begin vesting date specified in the award agreement and thereafter vest at the rate of one-sixteenth of the total number of shares per quarter. The begin vesting date was January 1, 2006 for Mr. Adams, October 1, 2006 (130,000 shares) for Mr. Eichmann, April 1, 2007 (19,500 shares) for Mr. Eichmann, March 12, 2007 for Mr. Helman, October 1, 2006 for Mr. Long and January 1, 2007 for Mr. Wu.

Option Exercises in 2008

        The following table provides information regarding option exercises by our named executive officers in 2008.

Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise (1)
Tom P. H. Adams	77,766	$555,081	(2)
Eric Eichmann	—	—
Brian D. Helman	—	—
Gregory W. Long	—	—
Michael C. Wu	—	—

    (1)
    Reflects the value of the shares acquired on the exercise date less the aggregate exercise price of the option exercised.

    (2)
    The value realized is based on the exercise of options to acquire 58,266 shares on February 19, 2008 with a market value of $11.19 per share at an exercise price of $3.85 and 19,500 shares on August 5, 2008 with a market value of $10.36 per share at an exercise price of $3.85 per share. The per share market values on the exercise date reflect the fair values most recently determined by our board of directors prior to the exercise.

Pension Benefits

        None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

        None of our named executive officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Stock Grants

        Our compensation committee awarded to 10 of our key employees, including our named executive officers, a stock grant equal to an aggregate of 591,491 shares on April 15, 2009 in conjunction with our initial public offering. This grant was net of the number of shares required to be withheld to satisfy the federal, state and local tax withholding obligations. Thus, we refer to the grant as a "net issuance." Our compensation committee determined this number of shares by multiplying the increase in the value of our company from the time we acquired our predecessor, Fairfield & Sons, Ltd., in January 2006, to the assumed pre-money valuation of our company on the date of grant by 7%. The value of our company at the time of the acquisition of Fairfield & Sons, Ltd. was $62 million. Our compensation committee used an assumed pre-money valuation of $312 million for our company on the date of grant, based on $17.00 per share. Therefore, the committee concluded that the increase in value was approximately $250 million. This amount was then multiplied by 7% and divided by $17.00 per share to determine the total number of shares to which the recipients were entitled, or 1,029,699 shares. Then a number of shares equal to the required tax withholding was deducted to determine the "net issuance" of an aggregate of 591,491 shares to the recipients. The remaining 438,200 shares were not issued and instead we paid an equivalent cash amount to the appropriate tax authorities to cover the corresponding tax withholding obligations.

        The allocation of the grant among the key employees was intended to reward those employees that our compensation committee believed played a material role in the growth and success of our company and the resulting creation of stockholder value since January 2006. A secondary goal of the grant was to provide those employees with a sufficient equity ownership stake in our company to align their interests with those of our stockholders moving forward.

        We withheld a portion of the shares granted to each recipient to satisfy the federal, state and local tax withholding obligations associated with the "net issuance" of the grant. We withheld an aggregate of 438,200 shares of our common stock from the recipients' awards to satisfy those obligations and we paid approximately $7.9 million to federal, state, and local tax authorities in satisfaction of the withholding obligations relating to the "net issuance" of the stock grant, which was equal to the number of shares withheld by us from grant recipients multiplied by $18.00, the price per share in our initial public offering. These shares were fully earned and vested upon their grant, but we restricted the transfer of the shares each recipient received, net of the shares withheld to satisfy tax obligations, for the following periods: 1/3 of each recipient's shares for six months; 1/3 of each recipient's shares for 12 months; and the remaining 1/3 of each recipient's shares for 18 months.

        Our compensation committee determined that, rather than make the entire stock grant to our key employees and require them to pay us the amount of the tax withholding obligations, we would do a "net issuance" of the stock grant to withhold from the recipient's grant a number of shares equal to the value necessary to satisfy the federal, state and local tax withholding obligations associated with the grant. Our compensation committee's decision was based on the fact that the recipients were prohibited, in accordance with the terms of their lock-up agreements with the underwriters in our initial public offering and the terms of the grant, from selling any shares of our common stock for at least 180 days after the completion of our initial public offering and because of the size of these grants in relation to the annual cash compensation of the recipients, each of the recipients would likely have to sell a substantial part of the shares he or she was receiving in order to satisfy the associated tax withholding obligations. Our compensation committee considered that the company had cash on hand in excess of $30 million as of December 31, 2008, as of the date of the grant and at the time the stock grants were made with which to pay such tax withholding obligations whether or not our initial public offering was completed.

        The following table sets forth the stock grants we made to each of our named executive officers.

Name	Net Number of Shares Awarded	Number of Shares Withheld	Tax Payment for Shares Withheld
Tom P. H. Adams	238,066	173,813	$3,128,633
Eric Eichmann	64,611	54,818	986,731
Brian D. Helman	44,250	32,307	581,535
Gregory W. Long	22,124	16,153	290,760
Michael C. Wu	30,974	22,615	407,062

IPO Option and Restricted Stock Grants

        In anticipation of our initial public offering, our compensation committee commissioned a third-party compensation consultant to perform an analysis of the equity ownership of our employees, including our named executive officers, in comparison to the employees and executives of similar companies at the time of their initial public offerings. This analysis was different than the analysis done in determining annual compensation. This analysis was particularly focused on the overall equity ownership of our employees.

The peer group selected was not the same peer group selected in reviewing the 2008 compensation of our executives discussed elsewhere in this prospectus. The peer group for this equity analysis consisted of:

American Public Education Inc.	COMSCORE, Inc.	K12 Inc.
AthenaHealth Inc.	Deltek, Inc.	Lincoln Educational Services Corporation
Blackboard Inc.	Genpact Ltd	MedAssets Inc.
Capella Education Company	Heartland Payment Systems Inc.	WebMD Health Corp.

        This peer group was selected based on their having fairly recently completed an initial public offering of a similar size to that contemplated in our initial public offering and having a similar ownership structure at the time of their initial public offerings to that of our company at the time of its initial public offerings. The third-party compensation consultant helped our compensation committee determine the peer group of companies and provided the committee with an analysis of the equity ownership of the employees and executives of those peer group companies.

        As a result of that analysis, our compensation committee determined that the equity ownership of our employees was in general well below the median of the employees in this peer group at the time of their initial public offering. Based on that analysis, our compensation committee determined to provide a more comparable equity ownership to our employees, including our named executive officers, in order to, in part, align their interests with those of our stockholders. As a result, our compensation committee granted restricted stock awards to our employees representing a total of 153,425 shares of our common stock and vesting over a four-year period, and options to purchase a total of 342,214 shares of our common stock to our employees, including our named executive officers, on April 15, 2009. The options have an exercise price per share of $18.00 and vest over a four-year period. These restricted stock and option grants were made under our 2009 Omnibus Incentive Plan.

        The following table sets forth the additional option grants to each of our named executive officers. Our named executive officers did not receive any restricted stock grants.

Name	Number of Options Awarded
Tom P. H. Adams	147,579
Eric Eichmann	25,756
Brian D. Helman	18,148
Gregory W. Long	13,513
Michael C. Wu	14,917

        The amounts of each award were discretionary and were intended to put each named executive officer's total equity ownership, after taking into account the intended grant of common stock discussed under the caption "Executive Compensation—Stock Grants," between the 50th and 75th percentile of their respective peers based on the third-party compensation study and to give each of our named executive officers significant equity ownership that was subject to vesting to help align their interests with those of our stockholders. Our compensation committee intends to make grants of stock options, restricted stock subject to vesting or other forms of equity awards to our employees as part of its annual review of our employees' compensation as described under the caption "—Compensation Discussion and Analysis—Elements of our Executive Compensation Program—Equity-Based Compensation" in order to continue to align their interests with those of our stockholders. At this time no formal plan for the amount or manner of determination of such future awards has been adopted. Our compensation committee has not adopted any formal stock ownership guidelines for our employees requiring them to own any particular percentages of our common stock. Our compensation committee considers the liquidity of the employees' equity ownership as an important part of the employees' perception of the value of the equity award as compensation.

Employment Arrangements with Named Executive Officers

        In February 2009, we entered into employment agreements with each of our named executive officers. The agreements have one year terms that automatically renew each day so that there is always one year remaining on the term. The agreements increased the annual base salaries of some of the named executive officers for 2009 as follows:

Name	2009 Annual Base Salary	2008 Annual Base Salary	Dollar Increase	Percentage Increase
Tom P. H. Adams	$350,000	$350,000	$—	—%
Eric Eichmann	280,000	265,000	15,000	5.7
Brian D. Helman	245,000	240,000	5,000	2.1
Gregory W. Long	210,000	210,000	—	—
Michael C. Wu	225,000	210,000	15,000	7.1

        In general, our compensation committee looked to hold base salaries company wide the same as they were in 2008 reflecting the current economic climate in the country as a whole. As a result, it did not commission a new compensation study for 2009. However, our compensation committee recognized that the 2008 base salaries of our named executive officers were below the median salaries of their peers based on the 2008 compensation survey they used to determine 2008 base salaries and that we needed to reward exceptional performance. As a result, our compensation committee recommended that Mr. Adams' base salary be increased to $400,000 for 2009, but Mr. Adams refused the increase. In addition, our compensation committee made the other small discretionary increases reflected in the table above to reward the executives' exceptional performance in 2008 and their importance to our company going forward and reflect the substantial growth and overall success of our company in 2008.

        The employment agreements also provide that the executives will be eligible to receive an annual bonus in accordance with our company bonus policy established by the board of directors from time to time, but no bonus amount is guaranteed. Except with respect to Mr. Wu, the total target bonus opportunity as a percentage of the executive's annual base salary stayed the same as it was for 2008. Mr. Wu's total target bonus opportunity percentage increased 5% to 40% for 2009, compared to 35% for 2008. This increase was intended to bring Mr. Wu's percentage bonus opportunity to an amount in line with the median of the broad survey group in the 2008 compensation study. The other executives' total target bonus opportunity as a percentage of base salary for 2009 was already in line with the amount of the median of the broad survey group in the 2008 compensation study. The table below sets forth the 2008 and 2009 percentage total target bonus opportunity for the named executive officers.

Name	2009 Percentage Total Target Bonus Opportunity	2008 Percentage Total Target Bonus Opportunity	Total Percentage Increase	Increase as a Percentage of the Prior Percentage Opportunity
Tom P. H. Adams	60%	60%	—%	—%
Eric Eichmann	50	50	—	—
Brian D. Helman	40	40	—	—
Gregory W. Long	40	40	—	—
Michael C. Wu	40	35	5%	14.3%

        Under the agreements, each executive is entitled to severance benefits if his employment is terminated without cause or if he terminates his employment for good reason. Termination without cause is defined in the agreements as termination for a reason other than the executive's commission of a felony or a crime involving moral turpitude, an act involving dishonesty or fraud involving his duties, failure to perform his duties or gross negligence or willful misconduct involving his duties, material breach of his employment agreement, failure to comply with instructions given by our board of directors which affect our business, misconduct likely to injure our reputation, harassment of or discrimination against our employees, customers or vendors, misappropriation of our company's assets, willful violation of our policies, or issues involving his immigration status affecting his ability to continue his employment with us. Good reason is defined in the agreements as a material reduction in the executive's annual salary, duties, authority or responsibilities, our material breach of his employment agreement, or our relocation of him to an area outside of the Washington, D.C. or Harrisonburg, Virginia localities. If we terminate one of these executives' employment without cause or if he terminates his employment for good reason, we will be required to pay severance in an amount equal to 12 months of his annual base salary and health benefits (15 months in the case of Mr. Adams) and the pro rata portion of any bonus earned prior to the date of termination, such payment to be made six months after the termination date, if he signs a general release waiving any claims he may then have against us and agrees not to compete against us for 12 months after the date of termination (15 months in the case of Mr. Adams).

Payments Upon Termination or Upon Change in Control

        In addition to the severance payments that may be paid to our named executive officers upon termination under their employment agreements, all of our named executive officers are also entitled to accelerated vesting of their unvested options upon a change in control of our company.

        The following table sets forth information concerning the payments that would be received by each named executive officer upon a termination of employment without cause or upon a change in control. The table assumes the termination occurred on December 31, 2008, using the fair value of $17.49 for each share of our common stock as of that date. The table below only shows additional amounts that the named executive officers would be entitled to receive upon termination, and does not show other items of compensation that may be earned and payable at such time such as earned but unpaid base salary or bonuses.

Name	Severance Payment Upon Termination Without Cause or for Good Reason(1)	Accelerated Vesting of Stock Options Upon Change in Control
Tom P. H. Adams	$454,192	$1,987,767	(2)
Eric Eichmann	293,191	1,026,125	(3)
Brian D. Helman	258,191	685,920	(4)
Gregory W. Long	223,191	1,020,050	(5)
Michael C. Wu	238,191	223,630	(6)

    (1)
    Each of the named executives would receive an amount equal to 12 months of his base salary (15 months for Mr. Adams), a pro rata portion of any bonuses that he earned through his date of termination, and an amount equal to our cost of providing the executive with health benefits for 12 months (15 months for Mr. Adams). These payments would be made six months after the termination date. The amounts reflected in the table above reflect the executive's 2009 base salary. The amounts reflected in the table above do not include any potential pro rated bonuses that may be earned by the executive through his termination date.

    (2)
    As of December 31, 2008, Mr. Adams had unvested options to purchase 145,665 shares of our common stock with an exercise price of $3.85 per share that would be accelerated upon a change in control of our company.

    (3)
    As of December 31, 2008, Mr. Eichmann had unvested options to purchase 65,000 shares of our common stock with an exercise price of $3.85 per share and unvested options to purchase 12,188 shares of our common stock with an exercise price of $6.08 per share that would be accelerated upon a change in control of our company.

    (4)
    As of December 31, 2008, Mr. Helman had unvested options to purchase 60,087 shares of our common stock with an exercise price of $6.08 per share that would be accelerated upon a change in control of our company.

    (5)
    As of December 31, 2008, Mr. Long had unvested options to purchase 74,750 shares of our common stock with an exercise price of $3.85 per share that would be accelerated upon a change in control of our company.

    (6)
    As of December 31, 2008, Mr. Wu had unvested options to purchase 16,387 shares of our common stock with an exercise price of $3.85 per share that would be accelerated upon a change in control of our company.

Employee Benefit Plans

    2009 Omnibus Incentive Plan

        Our board of directors has adopted, and our stockholders have approved, the Rosetta Stone Inc. 2009 Omnibus Incentive Plan, or our 2009 Plan, effective February 27, 2009. Our 2009 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance stock, performance units, other stock-based awards and certain cash awards.

        We have reserved 2,437,744 shares of our common stock for issuance under our 2009 Plan. At June 30, 2009, there were 1,899,947 shares available for issuance under our 2009 Plan.

        Our employees are eligible to receive awards under our 2009 Plan. In addition, the non-employee directors of our company and consultants, agents, representatives, advisors and independent contractors who render services to our company and its affiliates that are not in connection with the offer and sale of our company's securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for our company's securities will be eligible to receive awards settled in shares of our common stock, other than incentive stock options, under our 2009 Plan.

        The maximum number of shares of our common stock with respect to which awards may be granted to a qualifying participant during a calendar year is 25% of the total number of shares reserved for issuance under our 2009 Plan.

        Our compensation committee administers our 2009 Plan with respect to awards to employees and consultants and our board of directors will administer our 2009 Plan with respect to awards to directors. The committee has the power to determine the terms of the awards granted under our 2009 Plan, including the exercise price, the number of shares subject to each award and the exercisability of the awards. The committee also has full power to determine the persons to whom and the time or times at which awards will be made and to make all other determinations and take all other actions advisable for the administration of the plan.

        Under our 2009 Plan, the committee may grant:

  •
  options to acquire our common stock. The exercise price of options granted under our 2009 Plan must at least be equal to the fair market value of our common stock on the date of grant and the term of an option may not exceed ten years, except that with respect to an incentive stock option granted to any employee who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date.

  •
  stock appreciation rights, or SARs, which allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The amount payable under the stock appreciation right may be paid in cash or with shares of our common stock, or a combination thereof, as determined by the committee.

  •
  restricted stock, which are awards of our shares of common stock that vest in accordance with terms and conditions established by the committee.

  •
  restricted stock units, which are awards that are based on the value of our common stock and may be paid in cash or in shares of our common stock.

        Under our 2009 Plan, the committee may also grant performance stock and performance unit awards. Performance stock and performance units are awards that will result in a payment to a participant only if performance goals established by the committee are achieved or the awards otherwise vest. It is intended that our 2009 Plan will conform with the standards of Section 162(m) of the Internal Revenue Code. The committee will establish organizational or individual performance goals which, depending on the extent to which they are met, will determine the number and the value of performance stock and performance units to be paid out to participants. Payment under performance stock and performance unit awards may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the committee.

        The amount of, the vesting and the transferability restrictions applicable to any performance stock or performance unit award will be based upon the attainment of such performance goals as the committee may determine. A performance goal will be based on one or more of the following business criteria: earnings per share, earnings per share growth, total stockholder return, economic value added, cash return on capitalization, increased revenue, revenue ratios, per employee or per customer, net income, stock price, market share, return on equity, return on assets, return on capital, return on capital compared to cost of capital, return on capital employed, return on invested capital, stockholder value, net cash flow, operating income, earnings before interest and taxes, cash flow, cash flow from operations, cost reductions, cost ratios, per employee or per customer, proceeds from dispositions, project completion time and budget goals, net cash flow before financing activities, customer growth and total market value.

        Awards may be granted under our 2009 Plan in substitution for stock options and other awards held by employees of other corporations who are about to become employees of our company or any of its subsidiaries. The terms and conditions of the substitute awards granted may vary from the terms and conditions set out in our 2009 Plan to the extent our board of directors may deem appropriate.

        The existence of outstanding awards will not affect in any way the right or power of our company to make any adjustments, recapitalizations, reorganizations or other changes in our company's capital structure or its business. If our company shall effect a capital readjustment or any increase or reduction of the number of shares of our common stock outstanding, without receiving compensation therefor in money, services or property, then the number and per share price of our common stock subject to outstanding awards under our 2009 Plan shall be appropriately adjusted.

        If we are not the surviving entity in any merger, consolidation or other reorganization; if we sell, lease or exchange or agree to sell, lease or exchange all or substantially all of our assets; if we are to be dissolved; or if we are a party to any other corporate transaction, then the committee may:

  •
  accelerate the time at which some or all of the awards then outstanding may be exercised, after which all such awards that remain unexercised shall terminate;

  •
  require the mandatory surrender to our company of some or all of the then outstanding awards as of a date in which event the committee will then cancel such award and our company will pay to each such holder an amount of cash per share equal to the excess, if any, of the per share price offered to stockholders of our company in connection with such transaction over the exercise prices under such award for such shares;

  •
  have some or all outstanding awards assumed or have a new award of a similar nature substituted for some or all of the then outstanding awards;

  •
  provide that the number of our shares of common stock covered by an award will be adjusted so that such award when exercised will then cover the number and class or series of our common stock or other securities or property to which the holder of such award would have been entitled pursuant to the terms of the agreement or plan relating to such transaction if the holder of such award had been the holder of record of the number of shares of our common stock then covered by such award; or

  •
  make such adjustments to awards then outstanding as the committee deems appropriate to reflect such transaction.

        After a merger or consolidation involving our company each holder of a restricted stock award granted under our 2009 Plan shall be entitled to have his restricted stock appropriately adjusted based on the manner in which the shares of our common stock were adjusted under the terms of the agreement of merger or consolidation.

        Awards under our 2009 Plan shall be designed, granted and administered in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the Internal Revenue Code.

        Our board of directors may alter, amend, or terminate our 2009 Plan and the committee may alter, amend, or terminate any award agreement in whole or in part; however, no termination, amendment, or modification shall adversely affect in any material way any award previously granted, without the written consent of the holder.

        Our 2009 Plan became effective February 27, 2009. No awards may be granted under our 2009 Plan on or after the tenth anniversary of the effective date, unless our 2009 Plan is subsequently amended, with the approval of stockholders, to extend the termination date.

    2006 Stock Incentive Plan

        Our board of directors adopted, and our stockholders approved, the Rosetta Stone Inc. 2006 Stock Incentive Plan, or our 2006 Plan, in January 2006. The 2006 Plan allowed for the grant of options to purchase our common stock to our employees, directors, consultants and advisors and those of our affiliates. As expressly authorized by the 2006 Plan, our board of directors has delegated to the compensation committee of our board of directors the authority to make awards under our 2006 Plan and the authority to administer the plan.

        Our board of directors determined not to issue any new awards under the 2006 Plan after the completion of our initial public offering. The terms of the 2006 Plan, and the applicable stock option agreements, will continue to govern the terms and conditions of any outstanding stock options. As of June 30, 2009, options to purchase a total of 1,705,378 shares of our common stock were issued and outstanding under the 2006 Plan.

        The compensation committee had the authority to determine the terms and conditions of the awards granted under our 2006 Plan. The price at which shares of our common stock may be purchased under an option was determined by the compensation committee of our board of directors, but such price could not be less than the fair market value of the shares on the date the option is granted.

        Stock options granted under the 2006 Plan vest and become exercisable, unless otherwise specified in an award agreement, as to 25% of the shares subject to the option on the first anniversary of the date of grant, and thereafter vest and become exercisable as to 1/16 of the shares subject to the option at the end of each three-month period. An option issued under the 2006 Plan generally expires on the tenth anniversary of the date the option is granted, unless terminated earlier.

        After termination of a grantee's service to our company and its affiliates, he or she may exercise the vested portion of his or her option for the period of time stated in the option agreement. In all cases, however, the option agreement shall provide that the grantee shall have the right to exercise the vested portion of any option held at termination for at least 30 days following termination of his or her service for any reason other than for cause and that the grantee shall have the right to exercise the option for at least six months if the grantee's service terminates due to death or a qualifying disability.

        An optionee shall not have any rights as a stockholder with respect to our common stock covered by an option until the date a stock certificate for such common stock is issued by our company.

        Our 2006 Plan provides that in the event of our acquisition or other change of control, we can make provisions for the continuation of awards outstanding at such time, or for the assumption and substitution of such awards by our successor. In lieu of the foregoing, with respect to options outstanding at the time of the acquisition, we can provide notice to participants that either they (i) must exercise their options within a period we specify in the notice and that the options will terminate upon the expiration of such period if not exercised or (ii) will receive a cash payment equal to the difference between the fair market value of the shares subject to such options over the exercise price of such options and that the options will terminate upon such payment. In addition, we may, but are not required to, accelerate the vesting and exercisability of the options in connection with the change of control.

Limitation on Liability and Indemnification Matters

        Our second amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which the director derived an improper personal benefit.

        Our second amended and restated certificate of incorporation and second amended and restated bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our second amended and restated certificate of incorporation and second amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

 RELATED PARTY TRANSACTIONS

        Since January 1, 2006, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the captions "Management" and "Executive Compensation" appearing elsewhere in this prospectus, and the transactions described below.

Formation

        We were originally formed by ABS Capital Partners in December 2005 for the purpose of acquiring Fairfield & Sons, Ltd., which acquisition we completed in January 2006. Prior to our acquisition of Fairfield & Sons, Ltd., it was a privately held company unaffiliated with us, ABS Capital Partners or Norwest.

        In connection with our initial formation, we issued the following shares to the following directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, after giving effect to the 20-to-1 stock split of our common stock completed in May 2006:

  •
  Funds associated with ABS Capital Partners invested $29,062,000 and received 261,558 shares of series A-1 preferred stock and 755,612 shares of our common stock, which was originally class A convertible common stock but has since been converted into non-designated common stock;

  •
  Norwest invested $19,000,000 and received 171,000 shares of series A-2 preferred stock and 494,000 shares of our common stock, which was originally class B convertible common stock but has since been converted into non-designated common stock; and

  •
  Tom Adams invested $600,000 and received 2,700 shares of series A-1 preferred stock, 2,700 shares of series A-2 preferred stock, and 15,600 shares of our common stock, which was originally class A convertible common stock but has since been converted into non-designated common stock.

        After giving effect to the automatic conversion of each share of our preferred stock into 26 shares of our common stock upon completion of our initial public offering, the effective per share purchase price of each of those shares was $3.85.

Acquisition of Fairfield & Sons, Ltd.

        The aggregate price paid to the stockholders of Fairfield & Sons, Ltd. was approximately $65.6 million in cash, 63,412 shares of our class B convertible preferred stock and 47,619 shares of class B redeemable convertible preferred stock, and 320,528 shares of our common stock, after adjustment for the 20-to-1 stock split in May 2006, which was originally class A convertible common stock but has since been converted into non-designated common stock.

        In addition, Tom Adams, our chief executive officer, who was then serving as the chief executive officer of Fairfield & Sons, Ltd., received a cash bonus of $3.1 million pursuant to a bonus agreement he had with Fairfield & Sons, Ltd. Mr. Adams was not a stockholder of Fairfield & Sons, Ltd.

Board of Directors

        Prior to the completion of our initial public offering, ABS Capital Partners had the right to appoint two of our directors and Norwest had the right to appoint one of our directors and to have them serve on various committees. That right terminated upon completion of our initial public offering. All three of these appointees remain on our board, but we are under no contractual obligation to retain them.

Registration Rights

        ABS Capital Partners, Norwest and Tom Adams and all of the former stockholders of Fairfield & Sons, Ltd. have registration rights with respect to the shares of capital stock that they hold and have the right to elect to include their shares in this offering. For a description of these registration rights, see "Description of Capital Stock—Registration Rights."

Conversion of Preferred Stock

        Effective upon the completion of our initial public offering, each outstanding share of our preferred stock of all classes automatically converted into 26 shares of our common stock, including those shares of our preferred stock held by ABS Capital Partners, Norwest and Tom Adams.

Stock and Stock Options Granted to and Employment Arrangements with Directors and Executive Officers

        For more information regarding the grant of stock and stock options to directors and executive officers and employment arrangements with our executive officers, please see "Management—Director Compensation for the Year Ended December 31, 2008" and "Executive Compensation."

Indemnification Agreements

        We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Procedures for Related Party Transactions

        Under our code of business conduct and ethics, our employees, officers and directors are discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related party transactions, to their managers or our general counsel who then reviews and summarizes the proposed transaction for our audit committee. Pursuant to its charter, our audit committee must then approve any related-party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the audit committee considers the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. A copy of our code of business conduct and ethics and audit committee charter may be found at our corporate website www.rosettastone.com.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2009 by:

  •
  each person who beneficially owns more than 5% of the outstanding shares of our common stock;

  •
  each of our executive officers named in the Summary Compensation Table;

  •
  each of our stockholders selling shares in this offering;

  •
  each of our directors; and

  •
  all directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. Common stock subject to options or restricted stock units that are currently exercisable or exercisable within 60 days of June 30, 2009 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

        Percentage of shares outstanding is based on 20,342,252 shares of common stock outstanding as of June 30, 2009.

        Unless otherwise indicated, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address for each listed stockholder is c/o Rosetta Stone Inc., 1919 North Lynn Street, 7th Floor, Arlington, Virginia 22209.

	Number of Shares Beneficially Owned					Percentage of Shares Outstanding
Name of Beneficial Owner	Before Offering	Shares Being Offered	Shares Being Offered in Over- Allotment	After Offering Assuming No Exercise of Over- Allotment Option	After Offering Assuming Full Exercise of Over- Allotment Option	Before Offering	After Offering Assuming No Exercise of Over- Allotment Option	After Offering Assuming Full Exercise of Over- Allotment Option
5% Stockholders
Entities affiliated with ABS Capital Partners(1)	5,099,618	2,418,709	370,516	2,680,909	2,310,393	25.1%	13.2%	11.4%
Norwest Equity Partners VIII, LP(2)	3,334,002	1,581,291	242,234	1,752,711	1,510,477	16.4%	8.6%	7.4%
Named Executive Officers:
Tom P. H. Adams(3)	801,928	—	—	801,928	801,928	3.9%	3.9%	3.9%
Eric Eichmann(4)	164,954	25,000	—	139,954	139,954	*	*	*
Brian D. Helman(5)	104,337	20,000	—	84,337	84,337	*	*	*
Gregory W. Long(6)	125,905	—	—	125,905	125,905	*	*	*
Michael C. Wu(7)	49,182	—	—	49,182	49,182	*	*	*
Non-Employee Directors:
Patrick W. Gross(8)	26,243	—	—	26,243	26,243	*	*	*
John T. Coleman(9)	21,061	—	—	21,061	21,061	*	*	*
Laurence Franklin(10)	20,961	—	—	20,961	20,961	*	*	*
Laura L Witt(11)	5,101,080	2,418,709	370,516	2,682,371	2,311,855	25.1%	13.2%	11.4%
Phillip A. Clough(12)	5,101,080	2,418,709	370,516	2,682,371	2,311,855	25.1%	13.2%	11.4%
John E. Lindahl(13)	3,335,464	1,581,291	242,239	1,754,173	1,511,439	16.4%	8.6%	7.4%
All of our directors and executive officers as a group (11 persons)(14)	9,751,477	4,045,000	612,750	5,702,091	5,089,841	46.7%	27.3%	24.4%

*
Represents less than one percent.

(1)
Includes:

(i)
4,512,641 shares of common stock held by ABS Capital Partners IV, L.P.;

(ii)
151,083 shares of common stock held by ABS Capital Partners IV-A, L.P.;

(iii)
259,175 shares of common stock held by ABS Capital Partners IV Offshore, L.P.; and

(iv)
176,719 shares of common stock held by ABS Capital Partners IV Special Offshore, L.P., or, together with ABS Capital Partners IV, L.P., ABS Capital Partners IV-A, L.P. and ABS Capital Partners IV Offshore, L.P., or collectively the ABS Entities.

  ABS Partners IV L.L.C., or ABS Partners, LLC, is the general partner of the ABS Entities and has voting and dispositive power over these shares, which is shared by each of Ms. Witt and Mr. Clough as managing members of ABS Partners LLC. Ms. Witt and Mr. Clough, who both serve on our board of directors, disclaim beneficial ownership of these shares. The address for these entities is 400 East Pratt Street, Suite 910, Baltimore, MD 21202.

(2)
Norwest is a limited partnership whose sole general partner is Itasca Partners VIII, LLC, or Itasca, and whose managing members are John E. Lindahl and Timothy C. DeVries and whose managing administrative member is John P. Whaley. All voting and dispositive power over these shares is held by Norwest acting by and through Itasca and its managing members. Each of the managing members, including Mr. Lindahl who serves on our board of directors, disclaims beneficial ownership of these shares. The address for these entities is 80 South 8th Street, Suite 3600, Minneapolis, MN 55402.

(3)
Includes 155,298 shares of our common stock subject to options which are exercisable within 60 days of June 30, 2009.

(4)
Includes 100,343 shares of our common stock subject to options which are exercisable within 60 days of June 30, 2009.

(5)
Includes 60,087 shares of our common stock subject to options which are exercisable within 60 days of June 30, 2009.

(6)
Includes 102,781 shares of our common stock subject to options which are exercisable within 60 days of June 30, 2009.

(7)
Includes 18,208 shares of our common stock subject to options which are exercisable within 60 days of June 30, 2009.

(8)
Consists of 26,243 shares of our common stock subject to options and restricted stock units which are exercisable within 60 days of June 30, 2009.

(9)
Consists of 26,243 shares of our common stock subject to options and restricted stock units which are exercisable within 60 days of June 30, 2009. Includes 100 shares owned by Mr. Coleman's spouse with respect to which Mr. Coleman disclaims beneficial ownership.

(10)
Consists of 26,243 shares of our common stock subject to options and restricted stock units which are exercisable within 60 days of June 30, 2009.

(11)
Consists of 1,462 shares of our common stock subject to options and restricted stock units which are exercisable within 60 days of June 30, 2009, and an aggregate of 5,099,618 shares held by the ABS Entities. Mr. Clough is a managing member of ABS Partners LLC, the general partner of the ABS Entities, Mr. Clough disclaims beneficial ownership of these shares. See footnote 1.

(12)
Consists of 1,462 shares of our common stock subject to options and restricted stock units which are exercisable within 60 days of June 30, 2009, and an aggregate of 5,099,618 shares held by the ABS Entities. Ms. Witt is a managing member of ABS Partners LLC, the general partner of the ABS Entities. Ms. Witt disclaims beneficial ownership of these shares. See footnote 1.

(13)
Consists of 1,462 shares of our common stock subject to options and restricted stock units which are exercisable within 60 days of June 30, 2009, and 3,334,002 shares held by Norwest. Mr. Lindahl is a director of our company and is a managing member of Itasca, the sole general partner of Norwest. Mr. Lindahl disclaims beneficial ownership of these shares. See footnote 2.

(14)
Includes shares described in footnotes 3 through 13 above.

 DESCRIPTION OF CAPITAL STOCK

General

        The following is a summary of our capital stock and provisions of our second amended and restated certificate of incorporation and second amended and restated bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our second amended and restated certificate of incorporation and second amended and restated bylaws, copies of which have been filed with the Securities and Exchange Commission.

        Our authorized capital stock consists of 190,000,000 shares of common stock, $0.00005 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share. As of June 30, 2009, we had outstanding 20,342,252 shares of our common stock. As of June 30, 2009, we had 765 common stockholders of record.

Common Stock

    Dividend Rights

        Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to received dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

    Voting Rights

        Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our second amended and restated certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

    No Preemptive, Conversion, Redemption or Sinking Fund Rights

        Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption or any sinking fund provisions.

    Right to Receive Liquidation Distributions

        Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable.

Preferred Stock

        Our board of directors is authorized, subject to limitations imposed by Delaware law, to issue up to a total of 10,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board is authorized to establish from time to time the number of shares to be included in each series of preferred stock, and to fix the rights, preferences and privileges of the shares of each series of preferred stock and any of its qualifications, limitations or restrictions. Our board can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any further vote or action by the stockholders.

Registration Rights

        According to the terms of our Registration Rights Agreement, ABS Capital Partners, Norwest, Madison Capital, Tom Adams and the former stockholders of Fairfield & Sons, Ltd. are entitled to demand, piggyback and Form S-3 registration rights.

    Demand Registration Rights

        At any time following October 12, 2009, ABS Capital Partners, Norwest and Madison Capital have the right, under our Registration Rights Agreement, to require that we register all or a portion, but not less than 20%, of the aggregate number of shares of common stock held by ABS Capital, Norwest and Madison Capital. We are not required to effect more than three registrations requested by these stockholders, or effect more than one in any nine-month period. The other stockholders who are a party to the Registration Rights Agreement may also include their shares in such registration. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these demand registration rights.

    Piggyback Registration Rights

        If we register any securities for public sale, such as in this offering, our stockholders with piggyback registration rights under our Registration Rights Agreement have the right to include their shares in the registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these piggyback registration rights.

    Form S-3 Registration Rights

        ABS Capital Partners, Norwest and Madison Capital have the right, under our Registration Rights Agreement, to require that we register all or a portion of their shares of common stock on Form S-3 if we are eligible to file a registration statement on that form and the expected proceeds of such offering are at least $1,000,000. The other stockholders who are a party to the Registration Rights Agreement may also include their shares in any such registration. We must pay all expenses, except for underwriters' discounts and commissions, for all registrations on Form S-3.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

        The provisions of Delaware law and our second amended and restated certificate of incorporation and second amended and restated bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of our company in a coercive manner as described below. These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in our best interests or the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Delaware Law

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  the transaction is approved by the board before the date the interested stockholder attained that status;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding shares of voting stock that are not owned by the interested stockholder.

        Section 203 defines business combination to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to specific exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaws

        Our second amended and restated certificate of incorporation and second amended and restated bylaws provide for:

  •
  Election and Removal of Directors; Classified Board.  Our second amended and restated certificate of incorporation and our second amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. Our directors are elected by plurality vote. Vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on the board and our directors may be removed by our stockholders only for cause and our directors serve staggered three year terms.

  •
  Special Stockholder Meetings.  Under our second amended and restated bylaws, only a majority of the entire number of our directors may call special meetings of stockholders.

  •
  Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our second amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

  •
  Elimination of Stockholder Action by Written Consent.  Our second amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

  •
  No Cumulative Voting.  Our second amended and restated certificate of incorporation and second amended and restated bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of director's decision regarding a takeover.

  •
  Undesignated Preferred Stock.  The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

        The provisions described above are intended to promote continuity and stability in the composition of our board of directors and in the policies formulated by the board, and to discourage some types of transactions that may involve an actual or threatened change of control. We expect these provisions would reduce our vulnerability to unsolicited acquisition attempts as well as discourage some tactics that may be used in proxy fights. Such provisions, however, could discourage others from making tender offers for our shares and, as a consequence, may also inhibit increases in the market price of our common stock that could result from actual or rumored takeover attempts. These provisions could also operate to prevent changes in our management.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Listing

        Our common stock is listed on the New York Stock Exchange under the trading symbol "RST."

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
TO NON-U.S. HOLDERS

        The following discussion summarizes the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock by certain non-U.S. holders (as defined below). This discussion only applies to non-U.S. holders who purchase and hold our common stock as a capital asset for U.S. federal income tax purposes (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances.

        For purposes of this discussion, a "non-U.S. holder" means a person (other than a pass-through entity for U.S. federal income tax purposes or investor in a pass-through entity for U.S. federal income tax purposes) that is not for U.S. federal income tax purposes any of the following:

  •
  an individual citizen or resident of the United States (including certain former citizens and former long-term residents);

  •
  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

        This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the "Code", and Treasury regulations, rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in U.S. federal income and estate tax consequences different from those summarized below. This discussion does not address all aspects of U.S. federal income and estate taxes (such as the alternative minimum tax) and does not describe any foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this discussion does not describe the U.S. federal income and estate tax consequences applicable to a non-U.S. holder who is subject to special treatment under U.S. federal income tax laws (including a United States expatriate, a "controlled foreign corporation," a "passive foreign investment company," a corporation that accumulates earnings to avoid U.S. federal income tax, a pass-through entity or an investor in a pass-through entity, or a tax-exempt organization or an insurance company). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

        If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal income tax treatment of a partner of that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

        THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR COMMON STOCK. ADDITIONALLY, THIS DISCUSSION CANNOT BE USED BY ANY HOLDER FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER. IF YOU ARE CONSIDERING THE PURCHASE OF OUR COMMON STOCK, YOU SHOULD

CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF APPLICABLE STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISORS CONCERNING ANY POSSIBLE ENACTMENT OF LEGISLATION THAT WOULD AFFECT YOUR INVESTMENT IN OUR COMMON STOCK IN YOUR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

        In general, if distributions are made with respect to our common stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and will be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-U.S. holder's basis in the common stock and, to the extent such portion exceeds the non-U.S. holder's basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under "Dispositions of Common Stock." In addition, if we are a U.S. real property holding corporation, or a "USRPHC", which we believe that we are not and do not expect to become, and any distribution exceeds our current and accumulated earnings and profits, we will need to choose to satisfy our withholding requirements either by treating the entire distribution as a dividend, subject to the withholding rules in the following paragraph (and withhold at a minimum rate of 10% or such lower rate as may be specified by an applicable income tax treaty for distributions from a USRPHC), or by treating only the amount of the distribution equal to our reasonable estimate of our current and accumulated earnings and profits as a dividend, with the excess portion of the distribution subject to withholding as if such excess were the result of a sale of shares in a USRPHC (discussed below under "—Disposition of Common Stock").

        Dividends paid to a non-U.S. holder of our common stock will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. But dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations.

        A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Disposition of Common Stock

        Any gain realized by a non-U.S. holder on the disposition of our common stock will generally not be subject to U.S. federal income or withholding tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a USRPHC for U.S. federal income tax purposes, as such term is defined in Section 897(c) of the Code, and such non-U.S. holder owned directly or pursuant to attribution rules at any time during the five-year period ending on the date of disposition more than 5% of our common stock. This assumes that our common stock is regularly traded on an established securities market, within the meaning of Section 897(c)(3) of the Code. We believe we are not and do not expect to become a USRPHC.

        A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a United States person as defined under the Code, and if it is a corporation, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. A non-U.S. holder described in the third bullet point above will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain recognized in the same manner as if the non-U.S. holder were a United States person as defined under the Code.

U.S. Federal Estate Tax

        An individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) and an entity the property of which is includible in such an individual's gross estate for U.S. federal income tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

        We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        A non-U.S. holder will be subject to backup withholding for dividends paid to such non-U.S. holder as long as such non-U.S. holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a United States person as defined under the Code), or such non-U.S. holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds received from the sale or other dispostion of our common stock, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), and such owner otherwise establishes an exemption.

        U.S. backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

 SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market, or the possibility of such sales, could cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

        Upon completion of this offering, we will have outstanding 20,382,252 shares of our common stock, based on the 20,342,252 shares of our common stock outstanding as of June 30, 2009 and the 40,000 shares of common stock we will issue in this offering and assuming that there are no exercises of outstanding options after June 30, 2009. Of these shares, all of the approximately 4.1 million shares sold in this offering and the approximately 7.2 million shares sold in our initial public offering will be freely tradable in the public market without restriction or further registration under the Securities Act.

        Approximately 3.4 million shares will be freely tradeable when their contractual lock-up agreements expire October 12, 2009, subject in specific circumstances, to an extension of up to an additional 34 days.

        In connection with this offering, our executive officers, directors, and the selling stockholders, who together will hold approximately 5.7 million shares of our common stock following this offering, have agreed, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock, other than those shares being sold in this offering, for a period of 90 days after the date of this prospectus, and in specific circumstances, up to an additional 34 days.

        Morgan Stanley & Co. Incorporated may, in its discretion, waive compliance with any of these lock-up agreements.

UNDERWRITERS

        Under the terms and subject to the conditions in an underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
William Blair & Company, L.L.C.
Jefferies & Company, Inc.
Piper Jaffray & Co.
Robert W. Baird & Co. Incorporated
Lazard Capital Markets LLC

Total	4,085,000

        The underwriters and the representative are collectively referred to as the "underwriters" and the "representative," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, or, in the case of a default with respect to the shares covered by the underwriters' over-allotment described below, the underwriting agreement may be terminated.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

        Some of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 612,750 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 612,750 shares of common stock from the selling stockholders.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $900,000 million.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        Our common stock is listed on the New York Stock Exchange under the trading symbol "RST."

        We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters and subject to certain exceptions, we and they will not, during the period ending 90 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

  •
  file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

whether any such transaction described in the first two bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        The restrictions described in the immediately preceding paragraph to do not apply to, among other things:

  •
  the sale of shares to the underwriters; or

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

        The 90-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 90-day restricted period we issue an earnings release or material news event relating to us occurs, or

  •
  prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is "covered" if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a "naked" short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make internet distributions on the same basis as other allocations.

        While the underwriters have not performed investment banking, commercial banking or advisory services for us, the underwriters may, from time to time in the future, engage in transactions with and perform services for us or our affiliates in the ordinary course of their business.

        Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares of our common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares of our common stock to the public in that Member State:

  (a)
  at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an "offer of shares of our common stock to the public" in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

        Each Manager has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of our common stock in, from or otherwise involving the United Kingdom.

 LEGAL MATTERS

        Fulbright & Jaworski L.L.P., Houston, Texas, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Cooley Godward Kronish LLP, Reston, Virginia, is representing the underwriters in this offering.

EXPERTS

        The consolidated balance sheets of Rosetta Stone Inc. and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows of the predecessor, Fairfield & Sons, Ltd. and subsidiary, for the period from January 1, 2006 through January 4, 2006, and of Rosetta Stone Inc. and subsidiaries for the period from January 4, 2006 through December 31, 2006 and for the years ended December 31, 2007 and 2008, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein in the registration statement (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits. Statements made in this prospectus regarding the contents of any contract, agreement or other document are only summaries. With respect to each contract, agreement or other document filed as an exhibit to the registration statement or otherwise filed with the SEC, we refer you to the exhibit for a more complete description of the matter involved.

        We file reports and other information with the SEC. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the public reference room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549.

        You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the website maintained by the SEC at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2007 and 2008	F-3

Consolidated Statements of Operations for the period from January 1, 2006 through January 4, 2006, the period from January 4, 2006 through December 31, 2006, and the years ended December 31, 2007 and 2008

F-4

Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the period from January 1, 2006 through January 4, 2006, the period from January 4, 2006 through December 31, 2006, and the years ended December 31, 2007 and 2008

F-5

Consolidated Statements of Cash Flows for the period from January 1, 2006 through January 4, 2006, the period from January 4, 2006 through December 31, 2006, and the years ended December 31, 2007 and 2008

F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2009 and December 31, 2008	F-42
Unaudited Condensed Consolidated Statements of Operations for the three and six month periods ended June 30, 2009 and 2008	F-43
Unaudited Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2009 and 2008	F-44
Notes to Unaudited Condensed Consolidated Financial Statements	F-45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Rosetta Stone Inc.
Arlington, VA

        We have audited the accompanying consolidated balance sheets of Rosetta Stone Inc. and subsidiaries (the "Company" and "Successor") as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008. We have also audited the accompanying consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows of Fairfield & Sons, Ltd. and subsidiary (the "Predecessor") for the period from January 1, 2006 through January 4, 2006. These financial statements are the responsibility of the Company's and the Predecessor's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company and the Predecessor are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and the Predecessor's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2008, and the results of its operations and its cash flows for the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008 and of the Predecessor for the period from January 1, 2006 through January 4, 2006, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Notes 2 and 16 to the consolidated financial statements, effective January 1, 2007, the Company adopted the accounting provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 ("FIN No. 48").

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
February 23, 2009, except for Note 20, paragraphs two and three as to which the dates are February 27, 2009 and March 23, 2009, respectively

ROSETTA STONE INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	As of December 31,
	2007	2008
Assets:
Current assets:
Cash and cash equivalents	$21,691	$30,626
Restricted cash	393	34
Accounts receivable (net of allowance for doubtful accounts of $627, $1,103 and $1,103, respectively)	11,852	26,497
Inventory, net	3,861	4,912
Prepaid expenses and other current assets	3,872	6,598
Income tax receivable	—	—
Deferred income taxes	848	2,282

Total current assets	42,517	70,949
Property and equipment, net	13,445	15,727
Goodwill	34,199	34,199
Intangible assets, net	13,661	10,645
Deferred income taxes	6,085	6,828
Other assets	469	470

Total assets	$110,376	$138,818

Liabilities and stockholders' equity:
Current liabilities:
Accounts payable	$4,636	$3,207
Accrued compensation	4,940	8,570
Other current liabilities	11,421	21,353
Deferred revenue	12,045	14,382
Current maturities of long-term debt—related party (Note 9)	3,400	4,250

Total current liabilities	36,442	51,762
Long-term debt—related party (Note 9)	9,909	5,660
Deferred revenue	894	1,362
Other long-term liabilities	6	963

Total liabilities	47,251	59,747
Commitments and contingencies (Note 15)
Class B Redeemable Convertible Preferred Stock $0.001 par value; 48, 48 and zero shares authorized, 48, zero and zero shares issued and outstanding, liquidation preference of $4,762, zero and zero at December 31, 2007, December 31, 2008, and pro forma December 31, 2008 (unaudited), respectively	5,000	—
Stockholders' equity:
Class A, Series A-1 Convertible Preferred Stock, $0.001 par value; 269, 269 and zero shares authorized, 269, 269 and zero shares issued and outstanding, liquidation preference of $26,876, $26,876 and zero at December 31, 2007, December 31, 2008 and pro forma December 31, 2008 (unaudited), respectively	26,876	26,876
Class A, Series A-2 Convertible Preferred Stock, $0.001 par value; 178, 178 and zero shares authorized, 178, 178, and zero shares issued and outstanding, liquidation preference of $17,820, $17,820, and zero at December 31, 2007, December 31, 2008 and pro forma December 31, 2008 (unaudited), respectively	17,820	17,820
Class B Convertible Preferred Stock, $0.001 par value; 115, 115 and zero shares authorized, 63, 111 and zero shares issued and outstanding, liquidation preference of $6,341, $11,341 and zero at December 31, 2007, 2008 and pro forma December 31, 2008 (unaudited), respectively	6,341	11,341
Class A Convertible Common Stock, $0.001, $0.00005 and $0.00005 par value at December 31, 2007, December 31, 2008 and pro forma December 31, 2008 (unaudited), respectively; 900 shares authorized; zero shares issued and outstanding	—	—
Class B Convertible Common Stock, $0.001, $0.00005 and $0.00005 par value at December 31, 2007, December 31, 2008 and pro forma December 31, 2008 (unaudited), repectively; 20,000 shares authorized; zero shares issued and outstanding	—	—
Non-Designated Common Stock, $0.001, $0.00005 and $0.00005 par value at December 31, 2007, December 31, 2008 and pro forma December 31, 2008 (unaudited), respectively; 39,100 shares authorized; 1,837, 1,936 and 17,190 shares issued and outstanding at December 31, 2007, December 31, 2008 and pro forma December 31, 2008 (unaudited), respectively	1	1
Additional paid-in capital	8,613	10,814
Accumulated income (loss)	(1,470)	12,422
Accumulated other comprehensive loss	(56)	(203)

Total stockholders' equity	58,125	79,071

Total liabilities and stockholders' equity	$110,376	$138,818

See accompanying notes to consolidated financial statements.

ROSETTA STONE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except per share amounts)

	Predecessor	Successor
	Period From January 1, through January 4, 2006	Period From January 4, through December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008
Revenue:
Product	$178	$80,604	$119,897	$184,182
Subscription and service	94	10,694	17,424	25,198

Total revenue	272	91,298	137,321	209,380
Cost of revenue:
Cost of product revenue	199	11,549	19,055	26,539
Cost of subscription and service revenue	4	992	1,632	2,137

Total cost of revenue	203	12,541	20,687	28,676

Gross profit	69	78,757	116,634	180,704

Operating expenses:
Sales and marketing	695	45,854	65,437	93,384
Research and development	41	8,117	12,893	18,387
Acquired in-process research and development	—	12,597	—	—
General and administrative	142	16,590	29,786	39,577
Lease abandonment	—	—	—	1,831
Transaction-related expenses	10,315	—	—	—

Total operating expenses	11,193	83,158	108,116	153,179

Income (loss) from operations	(11,124)	(4,401)	8,518	27,525
Other income and expense:
Interest income	—	613	673	454
Interest expense	—	(1,560)	(1,331)	(891)
Other income	3	60	154	239

Total other income (expense)	3	(887)	(504)	(198)

Income (loss) before income taxes	(11,121)	(5,288)	8,014	27,327
Income tax provision (benefit)	—	(1,240)	5,435	13,435

Net income (loss)	(11,121)	(4,048)	2,579	13,892
Preferred stock accretion	—	(159)	(80)	—

Net income (loss) attributable to common stockholders	$(11,121)	$(4,207)	$2,499	$13,892

Net income (loss) per share attributable to common stockholders:
Basic	$(37,194)	$(2.63)	$1.47	$7.29

Diluted	$(37,194)	$(2.63)	$0.15	$0.82

Common shares and equivalents outstanding:
Basic weighted average shares	0.299	1,598	1,702	1,905

Diluted weighted average shares	0.299	1,598	16,533	16,924

Unaudited pro forma net income per common share:
Basic				$0.69

Diluted				$0.67

Unaudited pro forma common shares and equivalents outstanding:
Basic weighted average shares				20,169

Diluted weighted average shares				20,680

See accompanying notes to consolidated financial statements.

ROSETTA STONE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands)

	Class A, Series A-1 Convertible Preferred Stock		Class A, Series A-2 Convertible Preferred Stock
					Class B Convertible Preferred Stock		Class A Convertible Common Stock		Class B Convertible Common Stock		Non-Designated Common Stock		Predecessor Common Stock				Accumulated Other Comprehensive Income (loss)
																		Total Stockholders' Equity (Deficit)
															Additional Paid-in Capital	Accumulated Income (loss)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Predecessor
Balance—January 1, 2006	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$439	—	$8,543	$3	$8,985

Stock-based compensation expense related to issuance of common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5,930	—	—	5,930
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,121)	—	(11,121)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,121)

Balance—January 4, 2006	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$439	$5,930	$(2,578)	$3	$3,794

Successor
Balance—January 4, 2006	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	$—	$(1)	$—	$(1)
Sale of Common and Preferred stock	269	26,876	178	17,820	—	—	797	1	494	—	—	—	—	—	4,966	—	—	49,663
Stock issued for acquisition of subsidiary	—	—	—	—	63	6,341	321	—	—	—	—	—	—	—	1,233	—	—	7,574
Conversion of Class A and B Convertible Common																		—
Stock to Non-Designated Common Stock	—	—	—	—	—	—	(1,118)	(1)	(494)	—	1,612	1	—	—		—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	561	—	—	561
Accretion of Redeemable Convertible Class																		—
B Preferred Stock to redemption value	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(159)	—	—	(159)
Comprehensive loss:																		—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,048)	—	(4,048)
Foreign currency translation loss, net of tax of $14	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(42)	(42)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,090)

Balance—December 31, 2006	269	26,876	178	17,820	63	6,341	—	—	—	—	1,612	1	—	—	6,601	(4,049)	(42)	53,548
Stock issued upon the exercise of stock options	—	—	—	—	—	—	—	—	—	—	225	—	—	—	765	—	—	765
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,327	—	—	1,327
Accretion of Redeemable Convertible Class B Preferred Stock to redemption value	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(80)	—	—	(80)
Comprehensive income (loss):
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,579	—	2,579
Foreign currency translation loss, net of tax of $6	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(14)	(14)

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,565

Balance—December 31, 2007	269	26,876	178	17,820	63	6,341	—	—	—	—	1,837	1	—	—	8,613	(1,470)	(56)	58,125
Stock issued upon the exercise of stock options	—	—	—	—	—	—	—	—	—	—	99	—	—	—	365	—	—	365
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,590	—	—	1,590
Tax benefit on stock options exercised	—	—	—	—	—	—	—	—	—	—	—	—	—	—	246	—	—	246
Expiration of redemption rights of Class B Redeemable Convertible Preferred Stock	—	—	—	—	48	5,000	—	—	—	—	—	—	—	—	—	—	—	5,000
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	13,892	—	13,892
Foreign currency translation loss, net of taxes of $52	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(147)	(147)

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	13,745

Balance—December 31, 2008	269	$26,876	178	$17,820	111	$11,341	—	$—	—	$—	1,936	$1	—	$—	$10,814	$12,422	$(203)	$79,071

See accompanying notes to consolidated financial statements.

ROSETTA STONE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Predecessor	Successor
	Period From January 1, through January 4, 2006	Period From January 4, through December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008
Cash Flows From Operating Activities:
Net income (loss)	$(11,121)	$(4,048)	$2,579	$13,892
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Stock-based compensation expense	5,930	561	1,327	1,590
Compensation expense related to put-options	—	11	(7)	—
Bad debt expense	—	411	828	1,611
Depreciation and amortization	10	6,515	7,769	7,075
Amortization of deferred financing costs	—	105	104	104
(Gain) loss on embedded derivative	—	28	(29)	(4)
Acquired in-process research and development	—	12,597	—	—
Deferred income tax benefit	—	(5,634)	(1,299)	(2,177)
Loss on disposal of equipment	—	90	193	17
Net change in:
Restricted cash	—	(10)	(383)	359
Accounts receivable	4,141	(5,190)	(4,010)	(16,494)
Inventory	(5)	(520)	(2,563)	(1,092)
Prepaid expenses and other current assets	130	(2,556)	(139)	(1,041)
Other assets	63	(322)	(169)	(91)
Accounts payable and accrued expenses	1,214	930	2,630	(1,430)
Accrued compensation	4,439	(3,428)	1,348	3,933
Other current liabilities	—	2,556	2,760	8,072
Other long-term liabilities	—	—	—	963
Deferred revenue	(47)	3,044	4,830	3,051

Net cash provided by operating activities	4,754	5,140	15,769	18,338

Cash Flows From Investing Activities:
Purchases of property and equipment	—	(3,665)	(9,167)	(7,019)
Proceeds from sale of securities-available-for-sale	—	7	—	—
Purchase of intangible assets	—	(12)	—	—
Acquisition, net of cash acquired	—	2,437	—	—
Loans to employees and stockholders	(2,503)	(9)	—	—
Proceeds from employee and stockholder loans	—	28	2	—

Net cash used in investing activities	(2,503)	(1,214)	(9,165)	(7,019)

Cash Flows From Financing Activities:
Proceeds from stock issuance	—	49,663	—	—
Proceeds from the exercise of stock options	—	—	765	365
Tax benefit of stock options exercised	—	—	—	246
Costs incurred for intended initial public offering	—	—	—	(1,801)
Proceeds from long-term debt	—	17,000	—	—
Debt issuance costs	—	(517)	—	—
Payment of promissory note related to acquisition	—	(51,924)	—	—
Payments under capital lease obligations	(2)	(33)	(16)	(12)
Principal payments under long-term debt	—	(1,139)	(2,550)	(3,402)
Payment of dividends to stockholders	(3,750)	—	—	—

Net cash provided by (used in) financing activities	(3,752)	13,050	(1,801)	(4,604)

Increase (decrease) in cash and cash equivalents	(1,501)	16,976	4,803	6,715
Effect of exchange rate changes in cash and cash equivalents	—	(59)	(29)	2,220

Net increase (decrease) in cash and cash equivalents	(1,501)	16,917	4,774	8,935
Cash and cash equivalents—beginning of period	11,738	—	16,917	21,691

Cash and cash equivalents—end of period	$10,237	$16,917	$21,691	$30,626

Supplemental Cash Flow Disclosure:
Cash paid during the periods for:
Interest	$—	$1,246	$1,259	$936

Income taxes, net	$—	$5,608	$4,821	$14,642

Noncash financing and investing activities:
Accrued liability for purchase of property and equipment	$—	$413	$455	$1,076

Accrued stock dividend	$—	$—	$—	$—

Issuance of stock for acquisition	$—	$12,336	$—	$—

Issuance of promissory note for acquisition	$—	$51,924	$—	$—

Settlement of Fairfield & Sons, Ltd. stockholder receivables upon acquisition	$—	$5,940	$—	$—

Accrued liability for acquisition costs	$—	$1,105	$—	$—

See accompanying notes to consolidated financial statements.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

        Rosetta Stone Inc. and subsidiaries ("Rosetta Stone," the "Company" or the "Successor") develops, markets and supports a suite of language learning software products under the Rosetta Stone brand name. The Company's software products are sold on a direct basis and through select retailers. The Company provides its software applications to customers through the sale of CD-ROM's and on line subscriptions. Rosetta Stone Inc. was incorporated on December 23, 2005 in the state of Delaware and acquired Rosetta Stone Holdings Inc., a Delaware corporation, on January 4, 2006, as discussed in Note 4. Rosetta Stone Holdings Inc. acquired Rosetta Stone Ltd. (formerly Fairfield & Sons, Ltd.) and Rosetta Stone (UK), Limited (formerly Fairfield & Sons UK Limited), (collectively the "Predecessor") on January 4, 2006. The acquisition of Fairfield & Sons, Ltd. occurred at 4:00 PM on January 4, 2006. Rosetta Stone Inc. has five wholly owned operating subsidiaries—Rosetta Stone Holdings Inc., a Delaware corporation, Rosetta Stone Ltd., a Virginia corporation, Rosetta Stone International Inc., a Delaware corporation, Rosetta Stone (UK), a corporation incorporated under the laws of England and Wales, and Rosetta Stone Japan Inc., a company incorporated under the laws of Japan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Rosetta Stone Inc. and its wholly owned subsidiaries subsequent to the closing on January 4, 2006 and Fairfield & Sons, Ltd. and subsidiary prior to the closing on January 4, 2006. All intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Pro Forma Presentation

        The pro forma net income per common share for the year ended December 31, 2008 reflects the issuance of 3,125,000 newly issued shares of common stock by the Company in its initial public offering, the conversion of all outstanding shares of the Company's Class A, Series A-1 and A-2, and Class B Convertible Preferred stock into an aggregate of 14,507,714 shares of common stock assuming the completion of the initial public offering had occurred at the beginning of the period and the issuance of 591,491 shares of common stock, net of shares withheld to satisfy tax withholding obligations, the Company made to 10 of its key employees on April 15, 2009 and, in the case of diluted unaudited pro forma net income per share and unaudited pro forma common shares and equivalents outstanding, also reflects the issuance of 153,425 shares of restricted common stock to the Company's employees on April 15, 2009. Diluted unaudited pro forma net income per common share and unaudited pro forma common shares and equivalents outstanding exclude the grant of options to purchase 342,214 shares of its common stock to the Company's employees on April 15, 2009 as such options are antidilutive. For the purposes of the pro forma net income per common share, the Company has assumed that such transactions occurred as of January 1, 2008.

Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that management make certain estimates and assumptions. Significant estimates and assumptions have been made regarding the allowance for doubtful accounts, estimated sales returns, stock-based compensation, fair value of assets and liabilities acquired, lease abandonment accrual, fair value of intangibles and goodwill, fair value of stock issued, fair values of

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

embedded derivatives and put options, inventory reserve, disclosure of contingent assets and liabilities and disclosure of contingent litigation. Actual results may differ from these estimates.

Revenue Recognition

        Revenue is primarily derived from the sale of packaged software and audio practice products, online software subscriptions and professional services. Revenue is recognized for software products and related services in accordance with the Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions, and the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition, Corrected Copy.

        Revenue is recognized when all of the following criteria are met: there is persuasive evidence of an arrangement; the product has been delivered or services have been rendered; the fee is fixed and determinable; and collectability is probable. Revenues from packaged software and audio practice products and online software subscriptions are recorded net of discounts.

        Revenue is recognized from the sale of packaged software and audio practice products when the product has been delivered, assuming the remaining revenue recognition criteria have been met. Software products include sales to end user customers and resellers. In most cases, revenue from sales to resellers is not contingent upon resale of the software to the end user and is recorded in the same manner as all other product sales. Revenue from sales of packaged software products are recognized as the products are shipped and title passes. A limited amount of packaged software products are sold to resellers on a consignment basis. Revenue is recognized for these consignment transactions once the end-user sale has occurred, assuming the remaining revenue recognition criteria have been met. Customers are permitted to make payments for packaged software purchases in installments over a period of time, which typically ranges between three and five months. Given that these installment payment plans are for periods less then twelve months and a successful collection history has been established, revenue is recognized at the time of sale, assuming the remaining revenue recognition criteria have been met. Packaged software is provided to customers with a six-month right of return. We also allow our retailers to return unsold products, subject to some limitations. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 48, Revenue Recognition When Right of Return Exists, product revenue is reduced for estimated returns, which are based on historical returns rates.

        Revenue for software license agreements sold via online software subscriptions as hosting agreements are recognized in accordance with Emerging Issue Task Force ("EITF") No. 00-3, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware. Revenue for online software subscriptions is recognized ratably over the term of the subscription period, assuming all revenue recognition criteria have been met, which typically ranges between three and twelve months. Some online licensing arrangements include a specified number of licenses that can be activated over a period of time, which typically ranges between twelve and twenty-four months. Revenue for these arrangements is recognized on a per license basis ratably over the term of the individual license subscription period, assuming all revenue recognition criteria have been met, which typically ranges between three and twelve months. Revenue for set-up fees related to online licensing arrangements is recognized ratably over the term of the online licensing arrangement, assuming all revenue recognition criteria have been met. Accounts receivable and deferred revenue are recorded at the time a customer enters into a binding subscription agreement and the subscription services are made

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

available to the customer. Amounts received in advance of revenue recognition are classified as deferred revenue.

        In connection with packaged software product sales and online software subscriptions, technical support is provided to customers, including customers of resellers, at no additional charge. As the fee for technical support is included in the initial licensing fee, the technical support and services are generally provided within one year, the estimated cost of providing such support is deemed insignificant and no unspecified upgrades/enhancements are offered, technical support revenues are recognized together with the software product and license revenue. Costs associated with the technical support are accrued at the time of sale.

        In connection with packaged software product sales and online software subscriptions, accessory products, such as headsets, are provided to customers at no additional charge. In accordance with SOP 97-2, Software Revenue Recognition, and EITF 00-21, Revenue Arrangements with Multiple Deliverables, the headset and software are accounted for as separate elements or units of accounting. Revenue is recognized upon the delivery of both the software and accessory products.

        Revenue from the sale of packaged software products with specific upgrade rights is recognized in accordance with SOP 97-2, Software Revenue Recognition. Revenue recognition for these sales is deferred until the earlier of the point at which sufficient vendor-specific objective evidence ("VSOE") exist for the specific upgrade right or all elements of the arrangement have been delivered. As of December 31, 2007, the Company had not delivered specified upgrade rights and had not yet established VSOE for these upgrade rights. As of December 31, 2008, the specific upgrade rights expired and there were no undelivered elements for these arrangements. Deferred revenue related to these arrangements as of December 31, 2007 and 2008 was $2.4 million and zero, respectively.

        In accordance with EITF No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Product, cash sales incentives to resellers are accounted for as a reduction of revenue, unless a specific identified benefit is identified and the fair value is reasonably determinable.

        The Company and the Predecessor have been engaged to develop language learning software for certain endangered languages under fixed fee arrangements. These arrangements also include contractual periods of post-contract support ("PCS") and online hosting services ranging from one to ten years. Revenue will be recognized ratably once the PCS and online hosting periods begin, over the longer of the PCS or online hosting period. When the current estimates of total contract revenue and contract cost indicate a loss for a fixed fee arrangement, a provision for the entire loss on the contract is recorded.

Cash and Cash Equivalents

        Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less and demand deposits with financial institutions.

Restricted Cash

        Restricted cash is restricted for the reimbursement of funds to employees under the Company's flexible benefit plan and security for a credit card processing vendor.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable consist of amounts due to the Company from its normal business activities. The Company provides an allowance for doubtful accounts to reflect the expected non-collection of accounts receivable based on past collection history and specific risks identified.

Inventories

        Inventories are stated at the lower of cost, determined on a first-in first-out basis, or market. The Company reviews inventory for excess quantities and obsolescence based on its best estimates of future demand, product lifecycle status and product development plans. The Company uses historical information along with these future estimates to reserve for obsolete and potential obsolete inventory.

Concentrations of Credit Risk

        Accounts receivable and cash and cash equivalents subject the Company to its highest potential concentrations of credit risk. The Company reserves for credit losses and does not require collateral on its trade accounts receivable. In addition, the Company maintains cash and investment balances in accounts at various banks and brokerage firms. The Company is insured by the Federal Deposit Insurance Corporation for up to $100,000 at each bank. The Company's cash and cash equivalents may exceed the insured limits at times. The Company has not experienced any losses on cash and cash equivalent accounts to date and the Company believes it is not exposed to any significant credit risk related to cash. The Company sells products to retailers, resellers, government agencies, and individual consumers and extends credit based on an evaluation of the customer's financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. No customer accounted for more than 10% of Predecessor revenue during the period from January 1, 2006 through January 4, 2006. No customer accounted for more than 10% of the Company's revenue for the period from January 4, 2006 through December 31, 2006 or for the years ended December 31, 2007 and 2008. The Company had one customer that accounted for 27% of accounts receivable at December 31, 2007 and two customers that accounted for 38% of accounts receivable at December 31, 2008.

Fair Value of Financial Instruments

        The carrying value of the Company's financial instruments, which include cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other accrued expenses, approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of debt approximates fair value at December 31, 2007 and 2008.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Property, Equipment and Software

        Property, equipment, and software are stated at cost, less accumulated depreciation and amortization. Depreciation on property, leasehold improvements, equipment, and software is computed on a straight-line basis over the estimated useful lives of the assets, as follows:

Software	3 years
Computer equipment	3 - 5 years
Automobiles	5 years
Furniture and equipment	5 - 7 years
Building	39 years
Building improvements	15 years
Leasehold improvements	4 - 7 years
Assets under capital leases	lesser of lease term or economic life

        Expenses for repairs and maintenance that do not extend the life of equipment are charged to expense as incurred. Expenses for major renewals and betterments, which significantly extend the useful lives of existing property and equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized.

Intangible Assets

        Intangible assets consist of acquired technology, including developed and core technology, customer related assets, trade name and trademark and other intangible assets. Those intangible assets with finite lives are recorded at cost and amortized on a straight line basis over their expected lives in accordance with SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). On an annual basis, the Company reviews its indefinite lived intangible assets for impairment based on the fair value of indefinite lived intangible assets as compared to the carrying value in accordance with SFAS No. 142. In the event the carrying value exceeds the fair value of the assets, the assets are written down to their fair value. There has been no impairment of intangible assets during any of the periods presented.

Goodwill

        In accordance with SFAS No. 142, goodwill is not amortized and is tested for impairment annually on June 30th and whenever events and circumstances occur indicating goodwill might be impaired. As of June 30, 2006, 2007 and 2008, the Company reviewed the goodwill for impairment and determined that no impairment of goodwill was identified during any of the periods presented.

Valuation of Long-Lived Assets

        In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets ("SFAS No. 144"), the Company evaluates the recoverability of its long-lived assets. SFAS No. 144 requires recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted net cash flows attributable to such assets. Impairment, if any, is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. Based on its analysis, the Company believes that no impairment of its long-lived assets was indicated as of December 31, 2007 and 2008.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Financial Instruments with Characteristics of Both Liabilities and Equity

        The Company issues financial instruments that have characteristics of both liabilities and equity. The Company accounts for these arrangements in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS No. 150"), as well as related interpretations of this standard. Financial instruments falling within the scope of SFAS No. 150 consist of certain stock put options. In accordance with SFAS No. 150, these instruments are classified as liabilities, measured at fair value, and gains or losses arising from changes in fair value are recognized in current period earnings.

Derivative Instruments

        The Company enters into financing arrangements that consist of freestanding derivative instruments or are hybrid instruments that contain embedded derivative features. The Company accounts for these arrangements in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133") and EITF No. 00-19 Accounting for Derivative Instruments Indexed to, and Potentially Settled in, a Company's Own Stock ("EITF No. 00-19"), as well as related interpretation of these standards. In accordance with these standards, derivative instruments are recognized as either assets or liabilities in the balance sheet and are measured at fair values with gains or losses recognized in earnings. Embedded derivatives that are not clearly and closely related to the host contract are bifurcated and are recognized at fair value with changes in fair value recognized as either a gain or loss in earnings. The Company determines the fair value of derivative instruments and hybrid instruments based on available market data using appropriate valuation models, giving consideration to all of the rights and obligations of each instrument.

Stock Split

        On May 9, 2006, the Company completed a 20-to-1 split of its Class A Convertible Common Stock, Class B Convertible Common Stock and Non-Designated Common Stock. Shares of the Preferred Stock were not affected by the split except that their conversion ratios were adjusted accordingly. All Class A Convertible Common Stock, Class B Convertible Common Stock and Non-Designated Common Stock shares referenced throughout the consolidated financial statements are shown as affected for the split. See Note 20—"Subsequent Events."

Guarantees

        Indemnifications are provided of varying scope and size to certain institutional customers against claims of intellectual property infringement made by third parties arising from the use of its products. Neither the Company nor the Predecessor have incurred any costs or accrued any liabilities as a result of such obligations.

Cost of Revenue

        Cost of revenue consists of the direct and indirect costs to produce and distribute Rosetta Stone software. Inventory related costs include materials purchasing, inbound freight, inventory receiving, production assembly of boxed products, product royalty fees, storage of inventory, inventory obsolescence and inventory shrinkage. Distribution related costs include out-bound freight, fulfillment partner fees, internal shipping labor and packaging materials. Other costs included in cost of revenue include credit card processing fees, amortization of certain intangible assets, depreciation of fixed assets used, and the cost of technical support for customers.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Research and Development

        Research and development expenses include employee compensation costs, professional services fees and overhead costs associated with product development. Software products are developed for sale to external customers. The Company considers technological feasibility to be established when all planning, designing, coding, and testing has been completed according to design specifications. The Company has determined that technological feasibility for its software products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established have not been material, and accordingly, the Company has expensed all research and development costs when incurred.

Transaction-Related Expenses

        Transaction-related expenses were incurred by Fairfield & Sons, Ltd. (Predecessor) during the period from January 1, 2006 to January 4, 2006 relating to the acquisition by Rosetta Stone Inc. (Successor) on January 4, 2006. Included in the expense were $5.9 million in expense related to restricted common stock, $3.1 million in cash bonuses and $1.2 million in acquisition-related bank fees.

Software Developed for Internal Use

        Product development also includes certain software products for internal use. Development costs for internal use software are expensed as incurred until the project reaches the application development stage, in accordance with SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Internal-use software is defined to have the following characteristics: (a) the software is internally developed, or modified solely to meet the entity's internal needs, and (b) during the software's development or modification, no substantive plan exists or is being developed to market the software externally. Internally developed software is amortized over a three-year useful life.

        For the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008, the Company capitalized $0.6 million, $1.1 million and $0.2 million in internal-use software, respectively.

        For the period from January 1, 2006 through January 4, 2006, the Predecessor recorded amortization expense relating to internal-use software of zero. For the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008, the Company recorded amortization expense relating to internal-use software of $0.2 million, $0.4 million and $0.5 million, respectively.

Income Taxes

        For the period from January 1, 2006 through January 4, 2006, no provision had been made for federal income taxes on the operations of the Predecessor, which was treated as S Corporation for purposes of federal and most state income taxes. Federal and most state income taxes were the responsibility of the Predecessor's stockholders, who were responsible for reporting their allocable shares of the Predecessor's income and deductions in their respective income tax returns.

        For the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008, the Company accounted for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes ("SFAS No. 109"), which provides for an asset and liability approach to accounting for income taxes. Deferred tax assets and liabilities represent the future tax consequences of the differences between the financial statement carrying amounts of assets and liabilities versus the tax bases of assets and

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

liabilities. Under this method, deferred tax assets are recognized for deductible temporary differences, and operating loss and tax credit carryforwards. Deferred liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The impact of tax rate changes on deferred tax assets and liabilities is recognized in the year that the change is enacted.

        In June 2006, the Financial Accounting Standards Board ("FASB") issued FIN No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 ("FIN No. 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. The Company adopted FIN No. 48 effective January 1, 2007. The adoption of FIN No. 48 did not have a material impact on the Company's financial condition, results of operations or cash flows.

Stock-Based Compensation

        The Company accounts for its stock-based compensation in accordance with SFAS No. 123(R), Share-Based Payments ("SFAS No. 123(R)"). Under SFAS No. 123(R), all stock-based awards, including employee stock option grants, are recorded at fair value as of the grant date and recognized as expenses in the statement of operations on a straight-line basis over the option's vesting period.

        As of December 31, 2007 and 2008, there were approximately $3.8 million and $4.4 million of unrecognized stock-based compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted average period of 2.61 and 2.21 years, respectively. For the period from January 1, 2006 through January 4, 2006, $5.9 million in stock-based compensation expense was recognized in Predecessor net income related to change of control stock agreements issued in connection with the acquisition further detailed in Note 4 of these consolidated financial statements.

        The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model. For the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008, the fair value of options granted was calculated using the following assumptions:

	Period from January 4, through December 31,	Year Ended December 31,	Year Ended December 31,
	2006	2007	2008
Expected stock price volatility	61% - 67%	62% - 70%	57% - 62%
Expected term of options	5 years	6 years	6 years
Expected dividend yield	—	—	—
Risk-free interest rate	4.53% - 4.94%	3.50% - 4.96%	2.08% - 3.36%

        Since the Company's stock is not publicly quoted and the Company has a limited history of stock option activity, the Company reviewed a group of comparable industry-related companies to estimate its expected volatility over the most recent period commensurate with the estimated expected term of the awards. In addition to analyzing data from the peer group, the Company also considered the contractual option term and vesting period when determining the expected option life and forfeiture rate. For the

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

risk-free interest rate, the Company uses a U.S. Treasury Bond rate consistent with the estimated expected term of the option award.

        The following table presents the stock-based compensation expense included in the related financial statement line items (in thousands):

	Predecessor	Successor
	Period From January 1, through January 4,	Period from January 4, through December 31,	Year Ended December 31,	Year Ended December 31,
	2006	2006	2007	2008
Cost of revenue	$—	$1	$2	$2
Sales and marketing	—	59	189	153
Research and development	—	128	360	482
General and administrative	—	373	776	953
Transaction-related expenses	5,930	—	—	—

Total	$5,930	$561	$1,327	$1,590

Net Income (Loss) Per Share

        Net income (loss) per share is computed under the provisions of SFAS No. 128, Earnings Per Share ("SFAS No. 128"). Basic income (loss) per share is computed using net income (loss) and the weighted average number of common shares outstanding. Diluted earnings per share reflect the weighted average number of common shares outstanding plus any potentially dilutive shares outstanding during the period. Potentially dilutive shares consist of shares issuable upon the exercise of stock options (using the treasury stock method) and conversion of preferred shares (using the as-converted method). Common equivalent shares are excluded from the diluted computation if their effect is anti-dilutive.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

        The following table sets forth the computation of basic and diluted net income (loss) per common share (in thousands, except per share amounts):

	Predecessor	Successor
	Period from January 1, through January 4,	Period from January 4, through December 31,	Year Ended December 31,	Year Ended December 31,
	2006	2006	2007	2008
Numerator:
Net income (loss)	$(11,121)	$(4,048)	$2,579	$13,892
Accretion of redeemable convertible preferred stock	—	(159)	(80)	—

Net income (loss) attributable to common stockholders	$(11,121)	$(4,207)	$2,499	$13,892

Denominator:
Weighted average number of common shares:
Basic	0.299	1,598	1,702	1,905

Diluted	0.299	1,598	16,533	16,924

Income (loss) per common share:
Basic	$(37,194)	$(2.63)	$1.47	$7.29

Diluted	$(37,194)	$(2.63)	$0.15	$0.82

Unaudited Pro forma:
Numerator:
Net income				$13,892

Denominator:
Pro forma weighted average number of common shares:
Basic				20,169

Diluted				20,680

Pro forma net income per common share:
Basic				$0.69

Diluted				$0.67

        For the period from January 1, 2006 through January 4, 2006, there were no Predecessor common stock equivalents shares. For the period from January 4, 2006 to December 31, 2006, the 11,160 shares of Convertible Preferred stock and outstanding stock options were not included in the diluted net loss per share calculation, as they were anti-dilutive.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

        For the years ended December 31, 2007 and 2008, the following common equivalent shares were included in the calculation of the Company's diluted net income per share (in thousands):

	Predecessor	Successor
	Period from January 1, to January 4,	Period from January 4, to December 31,	Year Ended December 31,	Year Ended December 31,
	2006	2006	2007	2008
Equity instruments:
Convertible preferred stock	—	—	14,508	14,508
Stock options	—	—	322	511

Total common stock equivalent shares	—	—	14,830	15,019

Comprehensive Income (Loss)

        Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains, and losses that are not included in net income (loss), but rather are recorded directly in stockholders' equity. For the period from January 1, 2006 through January 4, 2006, Predecessor comprehensive income (loss) consisted of net income (loss), unrealized gains (losses) on marketable equity securities and foreign currency translation gains (losses). For the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008, the Company's comprehensive income (loss) consisted of net income (loss) and foreign currency translation gains (losses).

Foreign Currency Translation and Transactions

        The functional currency of the Company's foreign subsidiaries and Predecessor foreign subsidiary is their local currency. Accordingly, assets and liabilities of the foreign subsidiaries are translated into U.S. dollars at exchange rates in effect on the balance sheet date. Income and expense items are translated at average rates for the period. Translation adjustments are recorded as a component of other comprehensive income (loss) in stockholders' equity.

        Cash flows of consolidated foreign subsidiaries, whose functional currency is the local currency, are translated to U.S. dollars using average exchange rates for the period. The Company reports the effect of exchange rate changes on cash balances held in foreign currencies as a separate item in the reconciliation of the changes in cash and cash equivalents during the period.

        Gains and losses resulting from foreign currency transactions are included in other income and expense. Foreign currency transaction gains were $40,000, $0.1 million and $0.2 million for the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008, respectively.

Recently Issued Accounting Standards

        In September 2006, FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Accordingly, SFAS No. 157 does not require any new fair value measurements, but will potentially require additional disclosures. In

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

February 2008, FASB issued a final FASB Staff Position ("FSP") FAS No. 157-2, Effective Date of FASB Statement No. 157 ("FSP 157-2"). FSP 157-2 delays the effective date of SFAS 157, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. In addition, FSP 157-2 removes certain leasing transactions from the scope of SFAS No. 157. The effective date of SFAS No. 157 for nonfinancial assets and liabilities has been delayed by one year to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. SFAS No. 157 for financial assets and liabilities is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS No. 157 for financial assets and liabilities did not have a material impact on the Company's financial condition, results of operations, or cash flows as of January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 for nonfinancial assets and liabilities on its financial statements, but does not believe there will be a material impact.

        In December 2007, the FASB issued SFAS No. 141(R), Business Combinations ("SFAS No. 141(R)"), which replaces SFAS No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008. The Company will assess the impact of SFAS No. 141(R) if and when a future acquisition occurs.

        In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 ("SFAS No. 160"). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company believes the adoption of SFAS No. 160 will not have a material impact on the Company's financial condition, results of operations or cash flows.

        In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The Company does not expect the adoption of SFAS No. 161 to have a significant impact on its consolidated financial statements.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

        In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and provides the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS No. 162 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We do not expect the adoption of SFAS No. 162 to have a significant impact on the Company's consolidated financial statements.

        In May 2008, FASB issued Statement 163, Accounting for Financial Guarantee Insurance Contracts ("SFAS No. 163"). This new standard clarifies how SFAS Statement No. 60, Accounting and Reporting by Insurance Enterprises, applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS No. 163 to have any impact on its consolidated financial position or results of operations.

        In May 2008, the FASB issued Staff Position No. Accounting Principles Board 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) ("FSP APB 14-1"), which is effective for fiscal years beginning after December 15, 2008. FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon conversion are not addressed by paragraph 12 of Accounting Principles Board Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. FSP APB 14-1 also specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The Company does not expect the adoption of FSP APB 14-1 to have a significant impact on the Company's financial statements.

        On October 10, 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active. The FSP was effective upon issuance, including periods for which financial statements have not been issued. The FSP clarified the application of SFAS No. 157 in an inactive market and provided an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. The adoption of this FSP did not have a material impact on the Company's consolidated financial position and the results of operations.

3. INVENTORY

        Inventory consisted of the following (in thousands):

	As of December 31,
	2007	2008
Raw materials	$1,715	$3,023
Finished goods	2,624	2,359

	4,339	5,382
Reserve for obsolete inventory	(478)	(470)

Inventory, net	$3,861	$4,912

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. ACQUISITIONS

        On January 4, 2006, Rosetta Stone Inc., through its wholly owned subsidiary, Rosetta Stone Holdings Inc., which it formed prior to the acquisition on January 4, 2006, acquired all of the outstanding stock of Rosetta Stone Ltd. (formerly Fairfield & Sons, Ltd.) along with its wholly owned subsidiary Rosetta Stone (UK) Limited (formerly Fairfield & Sons, Limited).

        Rosetta Stone Ltd. developed, marketed and supported a suite of language learning software products under the Rosetta Stone brand name. As a result of the acquisition of all outstanding stock of Rosetta Stone Ltd., Rosetta Stone Inc. acquired all of the assets and assumed all the liabilities of Rosetta Stone Ltd. The assets acquired by Rosetta Stone Inc. included intellectual property, trade receivables, inventory, contracts, equipment and other tangible personal property. The liabilities assumed by Rosetta Stone Inc. related to trade payables, accrued expenses and future customer support and services. The results of the acquired operations are included in the consolidated results of operations subsequent to the closing of the acquisition and the closing of the Predecessor's accounting records on January 4, 2006.

        This acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141, Business Combination ("SFAS No. 141"). The purchase price consisted of $51.9 million funded in the form of a promissory note, $7.8 million in escrow, $5.9 million for settlement of Fairfield & Sons Ltd. stockholder receivables, 63,412 shares of Class B Convertible Preferred Stock, 47,619 shares of Class B Redeemable Convertible Preferred Stock, and 320,528 shares Class A Convertible Common Stock, as well as $1.1 million of transaction and direct acquisition costs. The promissory note was paid on January 5, 2006. Total interest paid on the promissory note was $3,000. The $7.8 million held in escrow was disbursed 30 days after the completion of the Company's December 31, 2006 financial statement audit, upon the delivery of joint written instructions to the escrow agent. The escrow was subject to adjustments for changes in net working capital as defined in the agreement and certain tax and other indemnifications. The Company submitted an indemnification claim for certain required tax payments made by the Company on behalf of the Fairfield & Sons, Ltd. stockholders in the amount of $1.0 million, which are included in the December 31, 2006 balance of other current assets. No other indemnification claims have been submitted. During 2007 and 2008, the Company made tax payments on behalf of the Fairfield & Sons, Ltd. stockholders in the amount of $1.0 million and $0.2 million, respectively, of which $1.0 million was reimbursed by the stockholders' from the escrow and $0.2 million is included in the December 31, 2008 balance of other current assets.

        Rosetta Stone Inc. paid a total purchase price of approximately $79.1 million for the net assets acquired. The fair value of the Rosetta Stone Inc. stock issued was $12.3 million, which was based on the fair value of the common and preferred stock purchased by the investors in capitalizing Rosetta Stone Inc. Components of the total purchase price are detailed below (in thousands):

Promissory note payable	$51,924
Amounts paid to escrow	7,800
Rosetta Stone stock issued	12,336
Settlement of Fairfield & Sons Ltd. stockholder receivables	5,940
Direct acquisition costs	1,105

Total purchase price	$79,105

        Under the purchase method of accounting, the total purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective estimated fair values at

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the date of acquisition. The valuation of the identifiable intangible assets and their useful lives acquired reflects management's estimates.

        The summary of fair value assets acquired and liabilities assumed in the acquisition is as follows (in thousands):

Tangible assets:
Cash	$10,237
Accounts receivable	3,874
Receivable from Fairfield & Sons, Ltd. stockholders	6,274
Other current assets	1,489
Property and equipment	4,643
Other assets	99
Intangible assets:
Trade name/trademark	10,607
Core technology	2,453
Customer relationships	10,739
In-process research and development	12,597
Goodwill	34,199

Total assets acquired	97,211

Liabilities:
Deferred revenue	(5,057)
Accounts payable	(1,071)
Accrued expenses	(11,917)
Capital leases	(61)

Total liabilities assumed	(18,106)

Net assets acquired	$79,105

        A total of $36.4 million was allocated to amortizable intangible assets consisting of existing trade names and trademarks, core technology and customer relationships. A total of $34.2 million was allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and amortizable intangible assets acquired.

        Of the total purchase price, $12.6 million was allocated to in-process research and development ("IPR&D") and was expensed during the period from January 4, 2006 through December 31, 2006. Projects that qualify as IPR&D represent those that have not yet reached technological feasibility and which have no alternative future use. The value of IPR&D was determined based upon the stage of completion and risk associated with the project, additional cost estimates to develop the purchased IPR&D into commercially viable products, estimates of net cash flows attributable to the projects when completed, and the discount rate.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. PROPERTY AND EQUIPMENT

        Property and equipment consisted of the following (in thousands):

	As of December 31,
	2007	2008
Land	$390	$390
Buildings and improvements	4,933	5,437
Leasehold improvements	1,108	1,166
Computer equipment	4,658	6,134
Software	4,716	8,251
Furniture and equipment	1,663	2,060

	17,468	23,438
Less: accumulated depreciation	(4,023)	(7,711)

Property and equipment, net	$13,445	$15,727

        The Company leases certain computer equipment, software and machinery under capital lease agreements, with bargain purchase options at the end of the lease term. As of December 31, 2007 and 2008, leased computer equipment and software included in property and equipment above was $44,000 and $44,000, respectively.

        Depreciation expense for the period from January 1, 2006 through January 4, 2006 was $10,000 for the Predecessor. The Company recorded depreciation expense for the period from January 4, 2006 through December 31, 2006 and for the years ended December 31, 2007 and 2008 in the amount of $1.2 million, $2.6 million and $3.5 million, respectively.

        Amortization of capital leases for the period from January 1, 2006 through January 4, 2006 included in Predecessor depreciation expense was $1,000. The Company recorded amortization of capital leases for the period from January 4, 2006 through December 31, 2006 and for the years ended December 31, 2007 and 2008 included in depreciation expense in the amount of $31,000, $9,000 and $2,000, respectively.

6. GOODWILL

        The Company acquired Rosetta Stone Ltd. (formerly Fairfield & Sons, Ltd.) and subsidiary on January 4, 2006, as detailed in Note 4. As a result of the acquisition, the Company recorded goodwill in the amount of $34.2 million. The Company had no acquisition activity during 2007 or 2008.

        The Company tests goodwill for impairment annually on June 30 of each year at the reporting unit level using a fair value approach, in accordance with the provisions of SFAS No. 142. If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value, goodwill will be evaluated for impairment between annual tests. The Company's annual testing resulted in no impairments of goodwill during the period January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008. For tax purposes, the goodwill balance of $34.2 million will be amortized over a period of 15 years.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. INTANGIBLE ASSETS

        Intangible assets consisted of the following items as of the dates indicated (in thousands):

	As of December 31, 2007			As of December 31, 2008
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade name / trademark	$10,607	$—	$10,607	$10,607	$—	$10,607
Core technology	2,453	(2,439)	14	2,453	(2,453)	—
Customer relationships	10,739	(7,706)	3,033	10,739	(10,706)	33
Website	12	(5)	7	12	(7)	5

Total	$23,811	$(10,150)	$13,661	$23,811	$(13,166)	$10,645

        During 2006, the Company recorded additions to intangible assets of $23.8 million, which was associated with the acquisition of Rosetta Stone Ltd. and subsidiary, as detailed in Note 4, and website rights purchased for $12,000. The estimated lives of the acquired core technology and customer relationships are between 18 to 36 months. The intangible asset associated with the trade name and trademark has an indefinite useful life. The estimated life of the website rights is 60 months. The Company did not record any additions to intangible assets during 2005, 2007 or 2008. The Company computes amortization of intangible assets on a straight-line basis over the estimated useful life. Below are the estimated useful lives of the intangible assets acquired:

Weighted-Average Life
Trade name / trademark	Indefinite
Core technology	24 months
Customer relationships	33 months
Website	60 months

        Amortization of intangible assets for the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008 totaled $5.3 million, $4.8 million and $3.0 million, respectively. For the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008, $1.2 million, $1.2 million and $13,000 of amortization expense was included in cost of revenue, and $4.1 million, $3.6 million and $3.0 million was included in sales and marketing, respectively.

        The following table summarizes the estimated future amortization expense related to intangible assets as of December 31, 2008 (in thousands):

As of December 31, 2008
2009	$35
2010	3

Total	$38

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. OTHER CURRENT LIABILITIES

        The following table summarizes other current liabilities (in thousands):

	As of December 31,
	2007	2008
Marketing expenses	$2,711	$4,803
Professional and consulting fees	2,018	2,249
Sales return reserve	1,688	3,229
Taxes payable	1,472	2,859
Other	3,532	8,213

	$11,421	$21,353

9. BORROWING AGREEMENT

        On January 4, 2006, the Company entered into a Credit Agreement that provides the Company a $4.0 million revolving credit facility ("Revolver") and a $17.0 million term loan ("Term Loan"). The Credit Agreement was amended on August 2, 2007 and April 23, 2008 to amend certain covenants, terms, and definitions. Under the credit agreement, all amounts outstanding under the Revolver and the Term Loan accrue interest at the Base Rate plus the Applicable Margin or the LIBOR Rate plus the Applicable Margin, as specified by the Company. The Company has the ability to convert the loans or a portion of the loans from one interest rate method to the other without penalty. The Base Rate is defined as the greater of the published prime rate or the Federal Funds Rate plus 0.5%. The Applicable Margin for any period is indexed to the Company's debt-to-Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") ratio as follows:

  Debt-to-EBITDA ratio greater than or equal to 1.5-to-1:

    Base Rate Applicable Margin is equal to 2%
    LIBOR Rate Applicable Margin is equal to 3%

  Debt-to-EBITDA ratio less than 1.5-to-1:

    Base Rate Applicable Margin is equal to 1.75%
    LIBOR Rate Applicable Margin is equal to 2.75%

        The Applicable Margin increases by two percentage points per annum at any time that an event of default exists under the terms of the Credit Agreement. Events of default include, among other things, the failure to deliver audited financial statements to the lender within 120 days after the Company's year-end. The Company has determined that the increase in interest rate due to the failure to deliver audited financial statements to the lender within 120 days after the Company's year-end is a feature that has risks and characteristics that are not clearly and closely related to the economic risks and characteristics of the debt-host contract. Therefore, this feature is an embedded derivative that must be bifurcated from the Credit Agreement and accounted for separately as an asset or liability at fair value, with changes in fair value recognized as either gain or loss. Upon issuance, the fair value of the embedded derivative feature was $3,000. During the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008, the Company recorded a gain (loss) on derivative totaling $(28,000), $29,000

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

and $2,000 in other income (expense) in the Consolidated Statement of Operations, respectively, resulting in a derivative liability of $2,000 and zero as of December 31, 2007 and 2008, respectively, which is included in the Consolidated Balance Sheet in other long-term liabilities.

        Upon inception of the Credit Agreement, the Company allocated the proceeds of the $17.0 million Term Loan received to the Term Loan and the embedded derivative feature based on the fair value of the derivative. As a result of such allocation, the Company determined the initial carrying value of the Term Loan was $17.0 million. The debt discount in the amount of $3,000 resulting from the allocation of proceeds is being amortized to interest expense using the effective interest method over the term of the Term Loan. The Company recognized amortization of $1,000 for the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008, respectively, which is included in interest expense in the Consolidated Statement of Operations.

        Long-term borrowings consist of the following (in thousands):

	December 31,
	2007	2008
Term Loan, quarterly payments through December 2010	$13,311	$9,910
Revolver, quarterly payments through December 2010	—	—

	13,311	9,910
Less current portion	(3,400)	(4,250)

	9,911	5,660
Less debt discount	(2)	—

Total	$9,909	$5,660

        As of December 31, 2008, the interest rate on the term loan was 4.65%. The Company had no borrowings under the Revolver as of December 31, 2007 or 2008.

        The Term Loan allows for voluntary prepayments without penalties or premium. The Term Loan has escalating installment payments. Mandatory prepayments are required under certain conditions, including the receipt of proceeds from a disposition, the issuance of equity securities and excess cash flows as defined in the agreement. Future payments under the Term Loan are subject to change due to the possible effects of the mandatory prepayment provisions.

        The following table summarizes the expected future payments under the Term Loan as of December 31, 2008 (in thousands):

	As of December 31, 2008
Periods Ending December 31,	Installment Payments	Mandatory Prepayments	Total Payments
2009	$4,250	$—	$4,250
2010	5,660	—	5,660

Total	$9,910	$—	$9,910

        Substantially all the Company's assets are pledged as collateral under the Credit Agreement. The Term Loan contains financial covenants tested on a quarterly basis which started March 31, 2006 and are

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

applicable for the term of the loan. The primary covenants in the Term Loan are limitations on liens and encumbrances, restrictions on investments, restrictions on capital expenditures, limitations on the sale of certain assets, minimum EBITDA thresholds and compliance with financial ratios (e.g, Debt to EBITDA ratio, Interest Expense to EBITDA ratio and fixed charge coverage ratio). In addition, the Company is required to provide an audited annual report to the lender within 120 days following the close of the fiscal year. Non-compliance with debt covenants can potentially result in a two percentage point increase in the Applicable Margin in the Term Loan and Revolver or possibly the Term Loan becoming immediately due and the termination of the Revolver.

        Interest expense for the period from January 1, 2006 through January 4, 2006 was zero. For the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008, the Company incurred interest expense related to the Term Loan of $1.5 million, $1.2 million and $0.8 million, respectively.

        The Company did not incur any interest expense related to the Revolver during the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008, respectively. For the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008, the Company recorded fees associated with the unused portion of the Revolver of $20,000, $25,000 and $20,000, respectively. The lender is also a stockholder, holding approximately 1.6% of the Company's common stock on an as converted basis as of December 31, 2007 and 2008. See Note 20, Subsequent Events.

10. STOCK-BASED COMPENSATION

        On January 4, 2006, the Company established the Rosetta Stone Inc. 2006 Stock Incentive Plan (the "Stock Plan") under which the Company's Board of Directors, at its discretion, can grant stock options to employees and certain directors of the Company and affiliated entities. The Stock Plan initially authorized the grant of stock options for up to 1,942,200 shares of common stock. On May 28, 2008, the Board of Directors authorized the grant of additional stock options for up to 195,000 shares of common stock under the Stock Plan, resulting in total stock options available for grant under the Stock Plan of 2,137,200 as of December 31, 2008. The stock options granted under the Stock Plan generally expire at the earlier of a specified period after termination of service or the date specified by the Board or its designated committee at the date of grant, but not more than ten years from such grant date. Stock issued as a result of exercises of stock options will be issued from the Company's authorized available stock.

        In accordance with SFAS No. 123(R), the fair value of stock-based awards to employees is calculated as of the date of grant. Compensation expense is then recognized on a straight-line basis over the requisite service period of the award. The Company uses the Black-Scholes pricing model, which requires the use of estimates, including future stock price volatility, expected term and forfeitures. Stock-based compensation expense recognized is based on the estimated portion of the awards that are expected to vest. Estimated forfeiture rates were applied in the expense calculation.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

        The following table summarized the Company's stock option activity from January 4, 2006 (plan inception) to December 31, 2008:

	Shares Available for Grant	Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life (years)	Aggregate Intrinsic Value
Balance at January 4, 2006	1,942,200	—			$—
Options granted	(1,725,373)	1,725,373	$3.85
Options exercised	—	—	—
Options cancelled	194,142	(194,142)	3.85

Balance at December 31, 2006	410,969	1,531,231	3.85	9.46	3,415,823
Options granted	(415,574)	415,574	7.28
Options exercised	—	(238,735)	3.85
Options cancelled	214,367	(214,367)	4.53

Balance at December 31, 2007	209,762	1,493,703	4.70	8.70	9,695,391
Options granted	(402,805)	402,805	12.89
Options exercised	—	(103,506)	3.96
Options cancelled	135,203	(135,203)	7.97
Additional option grants authorized	195,000	—	—

Balance at December 31, 2008	137,160	1,657,799	6.48	8.05	18,268,386

Vested and expected to vest at December 31, 2007		1,371,291	4.62	8.52	9,013,247

Vested and expected to vest at December 31, 2008		1,572,720	6.23	7.99	17,722,546

        The following tables summarize the status of options outstanding under the Company's stock option plan as of December 31, 2008 and option grants made during the period from October 1, 2007 through December 31, 2008:

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding as of 12/31/08	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable as of 12/31/08	Weighted Average Exercise Price
$3.85 - $3.85	992,212	7.49	$3.85	528,197	$3.85
$6.08 - $6.08	211,900	8.22	6.08	90,133	6.08
$7.31 - $7.31	38,333	7.09	7.31	17,731	7.31
$10.36 - $11.19	181,935	9.08	10.76	23,865	10.97
$11.20 - $11.64	98,908	9.32	11.64	925	11.64
$11.65 - $14.22	35,490	9.63	14.22	—	—
$14.23 - $17.49	99,021	9.88	17.49	—	—

$3.85 - $17.49	1,657,799	8.05	6.48	660,851	4.51

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Grant Date	Number of Options Granted	Exercise Price	Common Stock Fair Market Value Per Share at Grant Date	Aggregate Intrinsic Value Per Share at Grant Date
November 28, 2007	34,229	$11.19	$11.19	$—
December 17, 2007	22,178	10.60	11.30	0.70
February 8, 2008	57,447	11.19	11.64	0.45
April 29, 2008	99,346	11.64	10.36	—
May 28, 2008	110,916	10.36	10.36	—
August 19, 2008	36,075	14.22	14.22	—
November 19, 2008	99,021	17.49	17.49	—

        The weighted average remaining contractual term and the aggregate intrinsic value for options outstanding at December 31, 2008 was 8.05 years and $18.3 million, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options exercisable at December 31, 2008 was 7.58 years and $8.6 million, respectively. As of December 31, 2008, options were vested and exercisable as to a total of 661,000 shares of common stock with a weighted average exercise price per share of $4.51.

        The weighted average grant-date fair value per share of all stock options granted was $3.03, $5.04 and $7.19 for the period January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008, respectively. The Company did not grant stock options prior to January 4, 2006.

        The aggregate intrinsic value disclosed above represents the total intrinsic value (the difference between the fair market value of the Company's common stock as of December 31, 2008, and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount is subject to change based on changes to the fair market value of the Company's common stock.

Liquidity Performance Award Plan

        In May 2006, the Company adopted the Rosetta Stone Inc. Liquidity Performance Award Plan. The Company amended this plan by resolution dated December 31, 2008. This plan provides a bonus to its key employees in the event of an acquisition of the Company, an acquisition of substantially all of the assets of the Company, a liquidation of the Company or any other transaction resulting in liquidating distributions to any holders of its preferred stock. This plan terminates upon completion of an initial public offering.

11. COMMON STOCK

        In 2005, the Predecessor issued 23.6657 shares of restricted Common Stock in connection with Change of Control Agreements. The restrictions on these shares were to lapse only upon the event of a change in control, and the shares were to expire if a change in control did not occur prior to June 2006. These issuances resulted in no compensation expense for 2005 as the change in control was not considered probable until it occurred on January 4, 2006, at which time a compensation charge of $5.9 million was recorded as a transaction-related expense equal to the estimated fair market value of the common stock issued on such date, which was determined based upon the selling price of the shares sold to Rosetta Stone Inc. on that same date.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

        On January 4, 2006, the Company issued 797,212 shares of Class A Convertible Common Stock, par value $0.001, for proceeds of $3.1 million and 494,000 shares of Class B Convertible Common Stock, par value $0.001, for proceeds of $1.9 million. In connection with the acquisition of Rosetta Stone Ltd. on January 4, 2006, the Company issued 320,528 shares of Class A Convertible Common Stock, par value $0.001, to stockholders of Rosetta Stone Ltd. and 20,000 shares of Class A Convertible Common Stock to Madison Capital Funding LLC, its lender.

        On May 9, 2006, the Company completed a twenty-for-one split of its Class A Convertible Common Stock, Class B Convertible Common Stock and Non-Designated Common Stock. All shares referenced throughout the consolidated financial statements are shown as affected for the split. See Note 20—"Subsequent Events." Additionally, on May 9, 2006, each share of Class A Common Stock was automatically converted, upon the declaration of the stock split, into an equal number of shares of Class B Convertible Common Stock and each share of Class B Convertible Common Stock was automatically converted into an equal number of shares of Non-Designated Common Stock, upon the completion of the Class A conversion. As of December 31, 2007 and 2008, all shares of Class A Convertible Common Stock and Class B Convertible Common Stock had been converted into an equal number of Non-Designated shares of Common Stock.

        At December 31, 2007 and December 31, 2008, the Company had the authority to issue 78,000,000 shares of common stock, of which 1,170,000 shares were designated as Class A Convertible Common Stock, 26,000,000 shares are designated Class B Convertible Common Stock and 39,100,000 are non-designated, collectively referred to as "Common Stock." On February 28, 2008, the Company changed the par value of its Class A Convertible Common Stock, Class B Convertible Common Stock and Non-Designated Common Stock from $0.001 to $0.00005 per share. At December 31, 2007 and 2008, 1,836,249 and 1,935,654 shares of Non-Designated Common Stock were issued and outstanding, respectively.

Dividends

        Holders of each class of Common Stock are entitled to dividends, in cash or stock in the same form and per share amount as declared by the Board of Directors.

Liquidation

        In the event of any dissolution, liquidation, or winding up of the Company, whether voluntary or involuntary, the holders of the Common Stock are entitled to participate in the distribution of assets of the Company remaining after the provision for payment of all debts and liabilities of the Company and after the Company has paid or set aside for payment on behalf of any class of stock having preference over the common stock in the event of dissolution, liquidation or winding up.

Voting Rights

        Each holder of Common Stock is entitled to cast one vote for each outstanding share of common stock on any matter properly considered and acted upon by the stockholders, except in a vote for the election or removal of one or more directors of the Company for which the Common Stock may be voted, at which each holder of one share of Common Stock is entitled to cast 0.653775 votes, and one vote for each outstanding share of Class B Convertible Common Stock.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Class A Convertible Common Stock

        Each share of Class A Convertible Common Stock is automatically converted into an equal number of shares of Class B Convertible Common Stock upon involuntary conversion of any of the shares of the Company's Preferred Stock, issuance of shares of Class B Convertible Common Stock in connection with the exercise of stock options or warrants, the declaration or payment of dividends upon Class B Convertible Common Stock, an offer by the Company to Class B Convertible Common Stock holders for additional shares of stock or other rights, a capital reorganization or reclassification of the capital stock of the Company, merger or sale of the Company, a liquidation event, or closing of an initial underwritten public offering.

Class B Convertible Common Stock

        Each share of Class B Convertible Common Stock is automatically converted into an equal number of Non-designated Common Stock upon the conversion of all shares of Class A Convertible Common Stock.

12. CONVERTIBLE PREFERRED STOCK

        At December 31, 2006 and 2007, the Company had outstanding shares of Class A, Series A-1 Convertible Preferred Stock, Class A Series A-2 Convertible Preferred Stock, Class B Redeemable Convertible Preferred Stock, Class B Convertible Preferred Stock, $0.001 par value per share, collectively referred to as "Preferred Stock". As of January 1, 2008, the holders of the Class B Redeemable Convertible Preferred Stock did not elect to redeem such shares; consequently the redemption right expired. At December 31, 2008, the Company had outstanding shares of Class A, Series A-1 Convertible Preferred Stock, Class A Series A-2 Convertible Preferred Stock and Class B Convertible Preferred Stock, $0.001 par value per share.

Class A—Convertible Preferred Stock

        On January 4, 2006, Rosetta Stone Inc. issued 446,958 shares of Class A Convertible Preferred Stock, $0.001 par value per share, of which 268,758 shares were designated as Series A-1 and 178,200 as Series A-2 (the "Class A Preferred Stock"), in a private, unregistered offering to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act of 1933. The Class A Preferred Stock was sold for $100 per share for proceeds of $44.7 million.

        The Class A Preferred Stock is not redeemable under any circumstances, and is convertible only into Class B Common Stock either at the option of the holders or mandatorily as described below.

Class B—Redeemable Convertible Preferred Stock and Convertible Preferred Stock

        On January 4, 2006, Rosetta Stone Inc. issued 63,412 shares of Class B Convertible Preferred Stock, and 47,619 shares of Class B Redeemable Convertible Preferred Stock (collectively "Class B Convertible Preferred Stock") $0.001 par value per share, in addition to the Class A Convertible, Common Stock discussed in Note 11, for the acquisition of Rosetta Stone Ltd. and subsidiary. The Class B Preferred Stock was redeemable at the option of the holders up to a maximum aggregate redemption price of $5.0 million. Since the redemption price was based on 105% of stated value, $4.8 million of stated value, or 47,619 shares, was subject to redemption, thus 63,412 shares with a stated value of $6.3 million were not subject to potential redemption.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Dividends

        Holders of each class of Preferred Stock are entitled to dividends, on a pari passu basis, in cash or stock in the same form and per share amount as the common stockholders or holder of any other junior stock, except for participating dividends when declared by the Board.

        Participating dividends payable in common stock or a class of stock convertible into common stock are to equal the dividends per share payable on the number of shares of common stock into which each share of preferred stock would be convertible on the record date for determining eligibility to receive such dividends, when declared by the Board of Directors.

        Participating dividends payable in common stock or a class of stock not convertible into common stock are calculated at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of such class or series of junior stock by the original issue price of such stock and multiplying such fraction by the Stated Value of the Preferred Stock, which for purposes of this calculation is equal to $100.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, stock distribution, combination or other similar recapitalization affecting the Preferred Stock. No dividends were declared or paid during the period from January 4, 2006 through December 31, 2006, the years ended December 31, 2007 and 2008.

Liquidation Preference

        Upon any liquidation of the Company, holders of each class of Preferred Stock, on a pari passu basis, are entitled to be paid out of the assets of the Company or proceeds available for distribution to its stockholders, before any payment shall be made to the holders of any Common Stock or other junior stock, an amount per share in cash, or in the case of a merger or consolidation or share exchange in which the consideration to be received by all other holders of the Company's capital stock is other than cash, at the Company's election, publicly-traded securities in lieu of cash, equal to the greater of the stated value of $100 per share plus any dividends accrued and unpaid, or the amount per share holders of Preferred Stock would receive if they all had converted their shares of each class of Preferred Stock into Common Stock immediately prior to such liquidation.

Voting Rights

        Each issued and outstanding share of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which each such share of Preferred Stock is convertible, other than with respect to the removal of the Series A-1 Directors and Series A-2 Director, as detailed below.

        The holders of a majority of Class A, Series A-1 Preferred Stock have the exclusive right, voting separately, to elect two directors to the Board of Directors. The Company will not, without first obtaining the affirmative vote of seventy-five percent of the outstanding shares of Class A, Series A-1 Preferred Stock, amend, alter or repeal the rights of the holders of a majority of the Class A, Series A-1 Preferred Stock to elect, remove and replace a Series A-1 Director.

        The holders of a majority of the Class A, Series A-2 Preferred Stock have the exclusive right, voting separately, to elect one director to the Board of Directors. The Company will not, without first obtaining the affirmative vote of seventy-five percent of the outstanding shares of Class A, Series A-2 Preferred Stock, amend, alter or repeal the rights of the holders of a majority of the Class A, Series A-2 Preferred Stock to elect, remove and replace a Class A, Series A-2 Director.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Conversion

        Each share of Preferred Stock may be converted at any time by the holder into shares of Class B Convertible Common Stock at a rate equal to the stated value of $100 per share divided by the conversion price which is initially set at $100 per share and is adjustable for dilution, splits, and combinations. Each share of Class B Convertible Common Stock was automatically converted into an equal number of shares of non-designated Common Stock upon the conversion of all shares of Class A Convertible Common Stock into an equal number of shares of non-designated Common Stock, which occurred in connection with the May 2006 stock split. As of December 31, 2006, 2007 and 2008, each share of Preferred Stock was convertible into twenty shares of common stock. See Note 20—"Subsequent Events."

        The outstanding shares of Preferred Stock will automatically convert into non-designated Common Stock (i) upon the consummation of a qualified underwritten public offering, defined as a pre-money equity value to the Company of at least $200 million and in which the aggregate proceeds to the Company are not less than $30 million; (ii) upon the vote of at least 75% of the shares of the applicable class then outstanding; or (iii) once 75% of the shares of the applicable class have been converted. Additionally, each series of convertible Preferred Stock has an anti-dilution clause that allows for the number of shares to be issued upon conversion to be adjusted in the event that the Company sells Common Stock at a price that is less than the original issue price of the respective series of Preferred Stock. Cumulative declared and unpaid dividends from the date of issuance are paid on conversion in cash or common stock at the Company's option.

Redemption

        The Class B Convertible Preferred Stock was redeemable at the option of the holders, subject to certain conditions, up to a maximum aggregate redemption price of $5.0 million. Since the redemption price was based on 105% of stated value, $4.8 million of stated value, or 48 shares, were subject to redemption.

        On June 30, 2007 and December 31, 2007, the holders of the Class B Redeemable Convertible Preferred Stock had the right to vote to redeem such shares at 105% of the Stated Value of $100 per share, subject to an aggregate redemption amount of $5.0 million, but only if, and to the extent that (i) such redemption did not violate any applicable provisions of the Delaware General Corporation Law, (ii) such redemption did not conflict with or cause the Corporation to be in default or non-compliance under any financing agreement or arrangement, (iii) the Board of Directors, by unanimous vote, determined that such redemption could be accomplished through access to reasonably priced capital or adequate internal liquidity, (iv) the Board of Directors determined in good faith such redemption would not interfere with or delay a Qualified Public Offering for which a registration statement either had been filed with the SEC or, in the judgment of the Board of Directors, would be filed within six months of the Redemption Date, and (v) the maximum aggregate Class B Redemption Price did not exceed $5.0 million. The Stated Value was the initial purchase price of $100 per share. During 2007, the holders of the Class B Redeemable Convertible Preferred Stock did not elect to redeem such shares; consequently the redemption right expired on January 1, 2008.

13. EMPLOYEE BENEFIT PLAN

        On January 4, 2006, the Company assumed the Rosetta Stone Ltd. defined contribution 401(k) Plan (the "Plan") in conjunction with the acquisition of Rosetta Stone Ltd., as detailed in Note 4. The Company

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

matches employee contributions to the Plan up to 4% of their compensation that vest immediately. The Company recorded expenses for the Plan totaling $0.6 million and $0.9 million for the years ended December 31, 2007 and 2008, respectively.

14. PUT OPTIONS

        On May 22, 2006, the Company issued put options to three officers that give such officers the right to put shares of Class A Preferred Stock to the Company at the initial issuance price of the shares of $100 up to a maximum amount of $250,000 for each officer. Each put option is exercisable only upon termination, as defined, of such officer's employment with the Company. Under the provisions of SFAS No. 150, the put options must be classified as liabilities and measured at fair value with gains and losses arising from changes in fair value recognized in earnings. Upon issuance, the put options had an aggregate fair value of $45,000 which was recorded as a liability and recognized as compensation expense. As of December 31, 2007 and 2008, the aggregate fair value of the put options was $4,000 and zero, respectively. During the period from issuance through December 31, 2006 and the years ended December 31, 2007 and 2008, the Company recognized a reduction in compensation expense of $34,000, $7,000 and $4,000 arising from the change in fair value, respectively.

15. COMMITMENTS AND CONTINGENCIES

Operating Leases

        The Company leases many kiosks, copiers, parking spaces, buildings, a warehouse and office space under operating lease and site license arrangements, some of which contain renewal options. The rental payments under some kiosk site licenses are based on a minimum rental plus a percentage of the kiosk's sales in excess of stipulated amounts. Kiosk site licenses range from a period of one month to five years. Building, warehouse and office space leases range from three months to 85 months. Certain leases also include lease renewal options.

        The following table summarizes future minimum operating lease payments as of December 31, 2008 and the years thereafter (in thousands):

As of December 31, 2008
Periods Ending December 31,
2009	$4,659
2010	2,918
2011	2,351
2012	1,728
2013	1,744
2014 and thereafter	139

$13,539

        Total expenses under operating leases were $3.7 million, $5.5 million and $9.8 million during the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008, respectively.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

        The Company accounts for its leases under the provisions of SFAS No. 13, Accounting for Leases, and subsequent amendments, which require that leases be evaluated and classified as operating leases or capital leases for financial reporting purposes. Certain operating leases contain rent escalation clauses, which are recorded on a straight-line basis over the initial term of the lease with the difference between the rent paid and the straight-line rent recorded as either a deferred rent asset or liability depending on the calculation. Lease incentives received from landlords are recorded as deferred rent liabilities and are amortized on a straight-line basis over the lease term as a reduction to rent expense. The deferred rent liability was $0.5 million, $0.5 million and $0.3 million at December 31, 2006, 2007 and 2008, respectively. The deferred rent asset was $0.2 million, $0.2 million and $0.3 million at December 31, 2006, 2007 and 2008, respectively. The deferred rent asset is classified in prepaid and other assets as all associated leases have less than one year remaining on their term.

        On October 6, 2008, the Company entered into an operating sublease agreement (the "Lease") for additional office space in Arlington, Virginia. The Lease is for a five year period terminating on December 31, 2013 with total rental payments of $7.5 million. Rents range from $117,000 per month for the first year of the Lease term to $132,000 per month in the final year of the Lease term. The Company provided the landlord a security deposit of $352,000 in the form of a letter of credit. The Company has the option to renew this Lease for an additional three-year period.

        The Company exited its facility at 1101 Wilson Boulevard, Arlington, Virginia in December 2008 as a result of a relocation of its headquarters to 1919 North Lynn, Arlington, Virginia. The Company estimated its liability under operating lease agreements and accrued exit costs in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, as the leases associated with this facility do not terminate until December 31, 2009 and August 31, 2013, respectively. Accrued exit costs associated with the headquarters relocation were charged to lease abandonment expense in December 2008.

        The following table summarizes the accrued exit costs for the 1101 Wilson Boulevard facility (in thousands):

As of December 31, 2008
Accrued exit costs, beginning of period	$—
Costs incurred and charged to expense	1,676
Principal reductions	—

Accrued exit costs, end of period	$1,676

Accrued exit cost liability
Short-term	$713
Long-term	963

Total	$1,676

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Capital Leases

        The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2008 and the years thereafter (in thousands):

As of December 31, 2008
2009 minimum lease payments	$2
Less: amount representing interest	—

Present value of net minimum lease payments	2
Less: current portion	(2)

Long-term portion of the present value of net minimum payments under capital leases	$—

Royalty Agreement

        On December 28, 2006 the Company entered into an agreement to license software from a vendor for incorporation in software products that the Company is developing. The agreement required a one-time, non-refundable payment of $0.3 million, which was expensed in full as research and development costs during the period January 4, 2006 through December 31, 2006 because the products in which the licensed software were to be incorporated into had not yet reached technological feasibility. In addition, the agreement specifies that, in the event the software is incorporated into specified Company software products, royalties will be due at a rate of 20% of sales for those products up to an additional amount totaling $0.4 million. There were no additional royalty payments made under this agreement in 2007 or 2008.

Employment Agreements

        The Company has agreements with certain of its executives and key employees which provide guaranteed severance payments upon termination of their employment without cause. The severance payments range from six to fifteen months of base salary.

Litigation

        The Company is involved in various litigation matters arising out of the normal course of business. In the opinion of management, the amount of liability, if any, resulting from the final resolution of these matters will not have a material adverse impact on the Company's results of operations, financial position and cash flows.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. INCOME TAXES

        The following table summarizes the significant components of the Company's deferred tax assets and liabilities as of December 31, 2007 and 2008 (in thousands):

	As of December 31,
	2007	2008
Deferred tax assets:
Inventory	$204	$183
Amortization and depreciation	5,408	5,068
Net operating loss carryforwards	2,747	5,112
Deferred revenue	349	528
Accrued liabilities	1,348	3,118
Stock-based compensation	385	965
Bad debt reserve	208	338

	10,649	15,312
Valuation allowance	(2,980)	(5,263)

	7,669	10,049
Deferred tax liabilities:
Prepaid expenses	713	876
Foreign currency translation loss	20	58
Other	3	5

	736	939

Net deferred tax assets	$6,933	$9,110

Net deferred tax assets as of December 31 are classified as follows:
Current	$848	$2,282
Non-current	6,085	6,828

Total	$6,933	$9,110

        At December 31, 2008, the Company had $9.1 million of net operating loss ("NOL") carryforwards for United Kingdom income tax purposes that do not expire, with a tax value of $2.5 million. The Company also had $6.1 million of NOL carryforwards for Japanese income tax purposes which expire in 2013 through 2015, with a tax value of $2.6 million. SFAS No. 109 requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The foreign pretax losses incurred in the period from January 4, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008, provide sufficient negative evidence under the provisions of SFAS No. 109 for the Company to determine that a valuation allowance of $5.3 million against the deferred tax assets associated with its foreign operations is appropriate. The increase of $2.3 million in the valuation allowance is attributable to additional net deferred tax assets, primarily operating losses, in the United Kingdom and Japan generated in the year ended December 31, 2008 and changes year over year in the value of deferred tax assets when translated from local currency to U.S. dollars. The valuation allowance will offset assets associated with future foreign tax deductions as well as carryforward items. Although management believes that these assets could ultimately be fully utilized, future performance cannot be assured. Future reversal of the valuation allowance associated with NOLs acquired on January 4,

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2006 in the amount of $144,000, would adjust goodwill recorded in connection with the acquisition. See Note 4—Acquisitions.

        The components of income (loss) before income taxes are as follows (in thousands):

	Predecessor	Successor
	Period from January 1, through January 4, 2006	Period from January 4, through December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008
United States	$(11,121)	$(2,666)	$14,825	$36,109
Foreign	—	(2,622)	(6,811)	(8,782)

Income (loss) before income taxes	$(11,121)	$(5,288)	$8,014	$27,327

        The provision (benefit) for taxes on income (loss) consists of the following (in thousands):

	Predecessor	Successor
	Period from January 1, through January 4, 2006	Period From January 4, through December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008
Current:
Federal	$—	$3,902	$5,311	$12,842
State	—	506	1,429	2,788
Foreign	—	—	—	34

Total current	$—	$4,408	$6,740	$15,664

Deferred:
Federal	$—	$(5,230)	$(944)	$(1,946)
State	—	(418)	(361)	(283)
Foreign	—	—	—	—

Total deferred	—	(5,648)	(1,305)	(2,229)

Provision (benefit) for income taxes	$—	$(1,240)	$5,435	$13,435

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

        Reconciliation of income tax expense (benefit) computed at the U.S. federal statutory rate to income tax expense (benefit) is as follows (in thousands):

	Predecessor	Successor
	Period from January 1, through January 4, 2006	Period from January 4, through December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008
Income tax expense (benefit) at statutory federal rate	$—	$(1,857)	$2,805	$9,565
State income tax expense (benefit), net of federal income tax effect	—	(83)	568	1,529
Domestic production activities deduction	—	(126)	(348)	(811)
Extraterritorial income exclusion	—	(39)	—	—
Nondeductible intercompany interest	—	—	122	174
Other nondeductible expenses	—	47	92	101
Tax rate differential on foreign taxable losses	—	384	(53)	90
Increase in valuation allowance	—	540	2,293	2,791
Other	—	(106)	(44)	(4)

Income tax expense (benefit)	$—	$(1,240)	$5,435	$13,435

        The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 ("FIN No. 48") on January 1, 2007. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

        At the adoption date and as of December 31, 2008, the Company had no material unrecognized tax benefits and no adjustments to liabilities or operations were required under FIN No. 48. The Company's practice is to recognize interest and penalty expense related to uncertain tax positions in income tax expense, which were zero at the adoption date and for the year ended December 31, 2008.

        The Company is subject to taxation in the United States and various states and foreign jurisdictions. The Company's tax years 2005, 2006 and 2007 are subject to examination by the tax authorities. There were no income tax examinations in process as of December 31, 2008. While the ultimate results cannot be predicted with certainty, the Company's management believes that examinations, if any, will not have a material adverse effect on its consolidated financial condition or results of operations, and that the accrued tax liabilities are adequate for all years.

        The Company made income tax payments of $5.6 million, $4.8 million and $14.6 million in 2006, 2007, 2008, respectively.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. SEGMENT INFORMATION

        The Company operates, and the Predecessor operated, as one operating segment as the principal business activity relates to selling language learning software. The chief operating decision maker, the Chief Executive Officer, evaluates the performance of the Company, and evaluated the performance of the Predecessor, based upon software revenues.

        Products and services are sold primarily in the United States, but are also sold through direct and indirect sales channels in other countries, primarily in Japan and Europe. Less than 5% of the Company and Predecessor's revenues were generated from sales outside of the United States for the period from January 1, 2006 through January 4, 2006, the period from January 4, 2006 through December 31, 2006, the years ended December 31, 2007 and 2008. As of December 31, 2007 and 2008, the Company had $0.2 million and $0.4 million, respectively, of long-lived assets held outside of the United States.

        No single customer accounted for more than 10% of the Company's revenue for the period from January 4, 2006 through December 31, 2006, and the years ended December 31, 2007 and 2008.

18. RELATED PARTIES

        During the period from January 4, 2006 through December 31, 2006, the Company incurred $40,000 in architectural professional fees from a minority stockholder. The Predecessor did not have any related party transactions for the period from January 1, 2006 through January 4, 2006. As of December 31, 2007 and 2008, the Company had outstanding receivables from stockholders of $87,000 and $0.2 million, and outstanding receivables from employees in the amount of zero and zero, respectively.

        In connection with the acquisition of Fairfield & Sons Ltd. on January 4, 2006, the Company paid approximately $37,000 in transaction-related fees on behalf of its two largest stockholders.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. VALUATION AND QUALIFYING ACCOUNTS

        The following table includes the Company's valuation and qualifying accounts for the respective periods (in thousands):

	Predecessor	Successor
	Period from January 1, through January 4,	Period from January 4, through December 31,	Year Ended December 31,	Year Ended December 31,
	2006	2006	2007	2008
Allowance for doubtful accounts:
Beginning balance	$227	$—	$267	$627
Charged to costs and expenses	—	411	828	1,611
Deductions—accounts written off	—	(144)	(468)	(1,135)

Ending balance	227	267	627	1,103

Sales return reserve:
Beginning balance	525	525	858	1,688
Charged to costs and expenses	13	5,447	10,413	14,337
Deductions—reserves utilized	(13)	(5,114)	(9,583)	(12,796)

Ending balance	525	858	1,688	3,229

Reserve for excess and obsolete inventory:
Beginning balance	13	—	190	478
Charged to costs and expenses	—	471	1,677	2,093
Deductions—reserves utilized	—	(281)	(1,389)	(2,101)

Ending balance	13	190	478	470

Deferred income tax asset valuation allowance:
Beginning balance	147	147	687	2,980
Charged to costs and expenses	—	540	2,293	2,283
Deductions	—	—	—	—

Ending balance	$147	$687	$2,980	$5,263

20. SUBSEQUENT EVENTS

        On January 16, 2009, the Company entered into a new credit agreement with Wells Fargo Bank, N.A. ("Wells Fargo") that provides the Company with a $12.5 million revolving line of credit. This revolving credit facility has a two-year term and the applicable interest rate is 2.5% above one month LIBOR, or approximately 2.9% as of January 16, 2009. On January 16, 2009, the Company borrowed approximately $9.9 million under this revolving credit facility and used these funds to repay the entire outstanding principal and interest of the term loan the Company had with Madison Capital. As a result, the Company has no borrowings owed to Madison Capital under either their term loan or revolving credit facility, and the Company has terminated these credit agreements. The remaining balance of approximately $2.6 million under the Wells Fargo revolving credit facility is available to the Company for borrowing.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

        On February 27, 2009, the Company approved the 2009 Omnibus Incentive Plan, which provides for the issuance of a number of shares of common stock up to the greater of (i) 12% of the number of shares of common stock outstanding as of February 27, 2009 on a fully diluted basis or (ii) 12% of the number of shares of common stock outstanding as the completion of this offering on a fully diluted basis.

        On March 23, 2009, in connection with the Company's contemplated initial public offering of common stock, the Board of Directors approved a 1.3-to-1 split of common stock to stockholders of record as of such date. All references to the number of common shares and per share amounts have been restated as appropriate to reflect the effect of the split for all periods presented.

ROSETTA STONE INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(in thousands, except per share amounts)

	June 30, 2009	December 31, 2008
	(unaudited)
Assets:
Current assets:
Cash and cash equivalents	$66,173	$30,626
Restricted cash	62	34
Accounts receivable (net of allowance for doubtful accounts of $1,137 and $1,103, respectively)	25,172	26,497
Inventory, net	6,581	4,912
Prepaid expenses and other current assets	7,117	6,598
Income tax receivable	7,133	—
Deferred income taxes	2,282	2,282

Total current assets	114,520	70,949
Property and equipment, net	17,962	15,727
Goodwill	34,199	34,199
Intangible assets, net	10,611	10,645
Deferred income taxes	6,828	6,828
Other assets	753	470

Total assets	$184,873	$138,818

Liabilities and stockholders' equity:
Current liabilities:
Accounts payable	$3,229	$3,207
Accrued compensation	6,352	8,570
Other current liabilities	19,888	21,353
Deferred revenue	16,379	14,382
Current maturities of long-term debt—related party (Note 8)	—	4,250

Total current liabilities	45,848	51,762
Long-term debt—related parties (Note 8)	—	5,660
Deferred revenue	1,841	1,362
Other long-term liabilities	818	963

Total liabilities	48,507	59,747
Commitments and contingencies (Note 12)
Stockholders' equity:
Class A, Series A-1 Convertible Preferred Stock, $0.001 par value; zero and 269 shares authorized; zero and 269 shares issued and outstanding at June 30, 2009 and December 31, 2008, respectively	—	26,876
Class A, Series A-2 Convertible Preferred Stock, $0.001 par value; zero and 178 shares authorized; zero and 178 shares issued and outstanding at June 30, 2009 and December 31, 2008, respectively	—	17,820
Class B Convertible Preferred Stock, $0.001 par value; zero and 115 shares authorized; zero and 111 issued and outstanding at June 30, 2009 and December 31, 2008, respectively	—	11,341
Preferred Stock, $0.001 par value; 10,000 and zero shares authorized; zero and zero shares issued and outstanding at June 30, 2009 and December 31, 2008, respectively	—	—
Class A Convertible Common Stock, $0.00005 par value; zero and 900 shares authorized; zero and zero shares issued and outstanding at June 30, 2009 and December 31, 2008, respectively	—	—
Class B Convertible Common Stock, $0.00005 par value; zero and 20,000 shares authorized; zero and zero shares issued and outstanding at June 30, 2009 and December 31, 2008, respectively	—	—
Non-designated common stock, $0.00005 par value, 190,000 and 39,100 shares authorized; 20,342 and 1,936 shares issued and outstanding at June 30, 2009 and December 31, 2008, respectively	2	1
Additional paid-in capital	128,264	10,814
Accumulated income	8,326	12,422
Accumulated other comprehensive loss	(226)	(203)

Total stockholders' equity	136,366	79,071

Total liabilities and stockholders' equity	$184,873	$138,818

See accompanying notes to condensed consolidated financial statements.

ROSETTA STONE INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(unaudited)		(unaudited)
Revenue:
Product	$48,672	$41,630	$91,512	$71,848
Subscription and service	7,788	6,112	15,233	11,479

Total revenue	56,460	47,742	106,745	83,327
Cost of revenue:
Cost of product revenue	7,193	5,968	13,136	9,998
Cost of subscription and service revenue	509	577	994	1,083

Total cost of revenue	7,702	6,545	14,130	11,081

Gross profit	48,758	41,197	92,615	72,246

Operating expenses:
Sales and marketing	27,147	21,737	50,759	39,782
Research and development	10,101	3,758	14,944	8,290
General and administrative	23,167	8,856	33,054	17,384

Total operating expenses	60,415	34,351	98,757	65,456

Income (loss) from operations	(11,657)	6,846	(6,142)	6,790
Other income and (expense):
Interest income	23	98	54	314
Interest expense	(24)	(225)	(339)	(521)
Other income (expense)	(61)	(175)	35	112

Total other expense	(62)	(302)	(250)	(95)
Income (loss) before income taxes	(11,719)	6,544	(6,392)	6,695
Income tax (benefit) provision	(4,427)	3,183	(2,295)	3,766

Net income (loss)	$(7,292)	$3,361	$(4,097)	$2,929

Earnings (loss) per share:
Basic	$(0.42)	$1.77	$(0.42)	$1.56

Diluted	$(0.42)	$0.20	$(0.42)	$0.17

Common shares and equivalents outstanding:
Basic weighted average shares	17,370	1,899	9,698	1,881

Diluted weighted average shares	17,370	16,827	9,698	16,815

Unaudited pro forma net income per common share:
Basic			$(0.20)

Diluted			$(0.20)

Unaudited pro forma common shares and equivalents outstanding:
Basic weighted average shares			20,209

Diluted weighted average shares			20,209

See accompanying notes to condensed consolidated financial statements.

ROSETTA STONE INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	Six Months Ended June 30,
	2009	2008
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(4,097)	$2,929
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Stock-based compensation expense	20,114	742
Bad debt expense	141	346
Depreciation and amortization	2,494	3,376
Write down of deferred financing costs	209	52
Loss on disposal of equipment	21	12
Net change in:
Restricted cash	(28)	332
Accounts receivable	1,316	(8,358)
Inventory	(1,641)	(2,585)
Prepaid expenses and other current assets	(7,707)	(781)
Other assets	(414)	(12)
Accounts payable and accrued expenses	22	(626)
Accrued compensation	(2,275)	(436)
Other current liabilities	(1,329)	1,418
Other long-term liabilities	(159)	—
Deferred revenue	2,340	505

Net cash provided by (used in) operating activities	9,007	(3,086)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(4,905)	(3,034)

Net cash used in investing activities	(4,905)	(3,034)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from common stock issuance, net of issuance costs	49,192	—
Proceeds from the exercise of stock options	85	214
Payment of payroll taxes on stock option exercises	(89)
Payment of payroll taxes on net common stock issuance	(7,887)
Proceeds from long-term debt	9,929	—
Payments under capital lease obligations	(2)	(5)
Principal payments under long-term debt	(19,839)	(1,700)

Net cash provided by (used in) financing activities	31,389	(1,491)

Increase (decrease) in cash and cash equivalents	35,491	(7,611)
Effect of exchange rate changes in cash and cash equivalents	56	(122)

Net increase (decrease) in cash and cash equivalents	35,547	(7,733)
Cash and cash equivalents—beginning of year	30,626	21,691

Cash and cash equivalents—end of year	$66,173	$13,958

SUPPLEMENTAL CASH FLOW DISCLOSURE:
Cash paid during the periods for:
Interest	$87	$591

Income taxes, net	$6,169	$2,865

Noncash financing and investing activities:
Accrued liability for purchase of property and equipment	$840	$583

Accrued liability of capital lease obligation on equipment	$18	$—

See accompanying notes to condensed consolidated financial statements.

ROSETTA STONE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. NATURE OF OPERATIONS

        Rosetta Stone Inc. and subsidiaries ("Rosetta Stone," the "Company" or the "Successor") develop, market and support a suite of language learning solutions consisting of software, online services and audio practice tools primarily under the Rosetta Stone brand name. The Company's products are sold on a direct basis and through select retailers. The Company provides its software applications to customers through the sale of packaged software and online subscriptions. Rosetta Stone Inc. was incorporated on December 23, 2005 in the state of Delaware. Rosetta Stone Inc. has five wholly owned subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Rosetta Stone Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Pro Forma Presentation

        The pro forma net income per common share for the six months ended June 30, 2009 reflects the issuance of 3,125,000 newly issued shares of common stock by the Company in its initial public offering, the conversion of all outstanding shares of the Company's Class A, Series A-1 and A-2, and Class B Convertible Preferred stock into an aggregate of 14,507,714 shares of common stock assuming the completion of the initial public offering had occurred at the beginning of the period and the issuance of 591,491 shares of common stock, net of shares withheld to satisfy tax withholding obligations, the Company made to 10 of its key employees on April 15, 2009 and, in the case of diluted unaudited pro forma net income per share and unaudited pro forma common shares and equivalents outstanding, also reflects the issuance of 153,425 shares of restricted common stock to the Company's employees on April 15, 2009. Diluted unaudited pro forma net income per common share and unaudited pro forma common shares and equivalents outstanding exclude the grant of options to purchase 342,214 shares of its common stock to the Company's employees on April 15, 2009 as such options are antidilutive. For the purposes of the pro forma net income per common share, the Company has assumed that such transactions occurred as of January 1, 2009.

Basis of Presentation

        The accompanying condensed consolidated financial statements are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company's Prospectus filed pursuant to Rule 424(b) under the Securities and Exchange Act, as amended (the "Securities Act") with the SEC on April 16, 2009 (the "Prospectus"). The

ROSETTA STONE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

December 31, 2008 condensed consolidated balance sheet included herein was derived from the audited financial statements as of that date, but does not include all disclosures including notes required by GAAP.

        The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company's statement of financial position at June 30, 2009 and December 31, 2008, the Company's results of operations, and its cash flows for the three and six months ended June 30, 2009 and 2008. The results for the three and six months ended June 30, 2009 are not necessarily indicative of the results to be expected for the year ending December 31, 2009. All references to June 30, 2009 or to the three and six months ended June 30, 2009 and 2008 in the notes to the condensed consolidated financial statements are unaudited.

Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that management make certain estimates and assumptions. Significant estimates and assumptions have been made regarding the allowance for doubtful accounts, estimated sales returns, stock-based compensation, fair value of assets and liabilities acquired, lease abandonment accrual, fair value of intangibles and goodwill, fair value of stock issued, inventory reserve, disclosure of contingent assets and liabilities and disclosure of contingent litigation. Actual results may differ from these estimates.

Revenue Recognition

        Revenue is primarily derived from the sale of packaged software and audio practice products, online software subscriptions and professional services. Revenue is recognized for software products and related services in accordance with the Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions, and the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition, Corrected Copy.

        Revenue is recognized when all of the following criteria are met: there is persuasive evidence of an arrangement; the product has been delivered or services have been rendered; the fee is fixed and determinable; and collectability is probable. Revenues from packaged software and audio practice products and online software subscriptions are recorded net of discounts.

        Revenue is recognized from the sale of packaged software and audio practice products when the product has been delivered, assuming the remaining revenue recognition criteria have been met. Software products include sales to end user customers and resellers. In most cases, revenue from sales to resellers is not contingent upon resale of the software to the end user and is recorded in the same manner as all other product sales. Revenue from sales of packaged software products are recognized as the products are shipped and title passes. A limited amount of packaged software products are sold to resellers on a consignment basis. Revenue is recognized for these consignment transactions once the end-user sale has

ROSETTA STONE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

occurred, assuming the remaining revenue recognition criteria have been met. In accordance with Emerging Issue Task Force ("EITF") No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a reseller of the Vendor's Products), price protection for changes in the manufacturer suggested retail value granted to resellers for the inventory that they have on hand at the date the price protection is offered is recorded as a reduction to revenue. Customers are permitted to make payments for packaged software purchases in installments over a period of time, which typically ranges between three and five months. Given that these installment payment plans are for periods less then twelve months and a successful collection history has been established, revenue is recognized at the time of sale, assuming the remaining revenue recognition criteria have been met. Packaged software is provided to customers who purchase directly from us with a six-month right of return. We also allow our retailers to return unsold products, subject to some limitations. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 48, Revenue Recognition When Right of Return Exists, product revenue is reduced for estimated returns, which are based on historical return rates.

        Revenue for software license agreements sold via online software subscriptions as hosting agreements are recognized in accordance with EITF No. 00-3, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware. Revenue for online software subscriptions is recognized ratably over the term of the subscription period, assuming all revenue recognition criteria have been met, which typically ranges between three and twelve months. Some online licensing arrangements include a specified number of licenses that can be activated over a period of time, which typically ranges between twelve and twenty-four months. Revenue for these arrangements is recognized on a per license basis ratably over the term of the individual license subscription period, assuming all revenue recognition criteria have been met, which typically ranges between three and twelve months. Revenue for set-up fees related to online licensing arrangements is recognized ratably over the term of the online licensing arrangement, assuming all revenue recognition criteria have been met. Accounts receivable and deferred revenue are recorded at the time a customer enters into a binding subscription agreement and the subscription services are made available to the customer. Amounts received in advance of revenue recognition are classified as deferred revenue.

        In connection with packaged software product sales and online software subscriptions, technical support is provided to customers, including customers of resellers, at no additional charge. As the fee for technical support is included in the initial licensing fee, the technical support and services are generally provided within one year, the estimated cost of providing such support is deemed insignificant and no unspecified upgrades/enhancements are offered, technical support revenues are recognized together with the software product and license revenue. Costs associated with the technical support are accrued at the time of sale.

        Revenue from the sale of packaged software products with specific upgrade rights is recognized in accordance with SOP 97-2, Software Revenue Recognition. Revenue recognition for these sales is deferred until the earlier of the point at which sufficient vendor-specific objective evidence ("VSOE") exist for the specific upgrade right or all elements of the arrangement have been delivered.

ROSETTA STONE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In accordance with EITF No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Product, cash sales incentives to resellers are accounted for as a reduction of revenue, unless a specific identified benefit is identified and the fair value is reasonably determinable.

        The Company has been engaged to develop language learning software for certain endangered languages under fixed fee arrangements. These arrangements also include contractual periods of post-contract support ("PCS") and online hosting services ranging from one to ten years. Revenue for multi-element contracts will be recognized ratably once the PCS and online hosting periods begin, over the longer of the PCS or online hosting period. When the current estimates of total contract revenue and contract cost indicate a loss for a fixed fee arrangement, a provision for the entire loss on the contract is recorded.

Stock Split

        On March 23, 2009, in connection with the Company's initial public offering of common stock, the Board of Directors approved a 1.3-to-1 split of common stock to stockholders of record as of such date. All references to the number of common shares and per share amounts have been restated as appropriate to reflect the effect of the split for all periods presented.

Intellectual Property Indemnities

        The Company indemnifies certain institutional customers against third party claims of intellectual property rights infringement related to the Company's products. The Company has not incurred any costs or accrued any liabilities as a result of such obligations. Given that the amount of any potential liabilities related to such indemnities cannot be determined until an infringement claim has been made, the Company is unable to determine the maximum amount of losses that it could incur related to such indemnifications. Historically, any amounts payable pursuant to such intellectual property indemnifications have not had a material effect on the Company's business, financial condition or results of operations.

Income Taxes

        Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes ("SFAS No. 109"), which provides for an asset and liability approach to accounting for income taxes. Deferred tax assets and liabilities represent the future tax consequences of the differences between the financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Under this method, deferred tax assets are recognized for deductible temporary differences, and operating loss and tax credit carryforwards. Deferred liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The impact of tax rate changes on deferred tax assets and liabilities is recognized in the year that the change is enacted.

ROSETTA STONE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

        The Company accounts for its stock-based compensation in accordance with SFAS No. 123(R), Share-Based Payments ("SFAS No. 123(R)"), which was adopted by the Company effective January 1, 2006. Under SFAS No. 123(R), all stock-based awards, including employee stock option grants, are recorded at fair value as of the grant date and recognized as expense in the statement of operations on a straight-line basis over the requisite service period, which is the vesting period.

        During the six months ended June 30, 2009, 458,579 stock options were granted at a weighted average exercise price of $18.16 per share. The aggregate grant date fair value of options issued during the period was $4.7 million, which will be recognized over the requisite service period of the options, which is also the vesting period. During the six months ended June 30, 2009 and 2008, 18,797 and 67,149 stock options were exercised, respectively. The total intrinsic value of options exercised during the six months ended June 30, 2009 and 2008 was approximately $277,000 and $497,000, respectively.

        During the six months ended June 30, 2009, 169,225 shares of restricted stock were granted. The aggregate grant date fair value of the awards was $3.1 million, which will be recognized as expense on a straight-line basis over the requisite service period of the awards, which is also the vesting period. The Company's restricted stock grants are accounted for as equity awards. The grant date fair value is based on the market price of the Company's common stock at the date of grant. The Company did not grant any restricted stock prior to April 2009.

        During the six months ended June 30, 2009, 8,772 restricted stock units were granted. The aggregate grant date fair value of the awards was $158,000, which was recognized as expense on the grant date, as the awards were immediately vested. The Company's restricted stock unit awards are accounted for as equity awards. The grant date fair value is based on the market price of the Company's common stock at the date of grant. The Company did not grant any restricted stock units prior to April 2009.

        During the six months ended June 30, 2009, our Board of Directors awarded 10 of our key employees a total of 591,491 shares of common stock. This grant is net of the number of shares required to be withheld to satisfy the federal, state and local tax withholding obligations, which were paid by the Company to the respective taxing authorities in cash. Thus, we refer to the grant as a "net issuance." The aggregate grant date fair value of the awards was $18.5 million, which was recognized as expense on the grant date, as the grants were immediately vested.

ROSETTA STONE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. For the six months ended June 30, 2009 and 2008, the fair value of options granted was calculated using the following assumptions:

Six Months Ended June 30,
	2009	2008
Expected stock price volatility	61.1% - 61.2%	60.4% - 62.10%
Expected term of options	6 years	6 years
Expected dividend yield	—	—
Risk-free interest rate	1.71% - 2.46%	2.69% - 3.36%

        Since the Company's stock has historically not been publicly quoted and the Company has a limited history of stock option activity, the Company reviewed a group of comparable industry-related companies to estimate its expected volatility over the most recent period commensurate with the estimated expected term of the awards. In addition to analyzing data from the peer group, the Company also considered the contractual option term and vesting period when determining the expected option life and forfeiture rate. For the risk-free interest rate, the Company uses a U.S. Treasury Bond rate consistent with the estimated expected term of the option award.

        The following table presents stock-based compensation expense included in the related financial statement line items (dollars in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Cost of revenue	$9	$—	$11	$1
Sales and marketing	581	36	635	69
Research and development	5,228	137	5,375	217
General and administrative	13,820	236	14,093	455

Total	$19,638	$409	$20,114	$742

Foreign Currency Translation and Transactions

        The functional currency of the Company's foreign subsidiaries is their local currency. Accordingly, assets and liabilities of the foreign subsidiaries are translated into U.S. dollars at exchange rates in effect on the balance sheet date. Income and expense items are translated at average rates for the period. Translation adjustments are recorded as a component of other comprehensive income (loss) in stockholders' equity.

        Cash flows of consolidated foreign subsidiaries, whose functional currency is the local currency, are translated to U.S. dollars using average exchange rates for the period. The Company reports the effect of exchange rate changes on cash balances held in foreign currencies as a separate item in the reconciliation of the changes in cash and cash equivalents during the period.

ROSETTA STONE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Comprehensive income (loss) consisted of the following (dollars in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Net income (loss)	$(7,292)	$3,361	$(4,097)	$2,929
Foreign currency translation loss	43	141	(23)	(106)

Total comprehensive income (loss)	$(7,249)	$3,502	$(4,120)	$2,823

Recently Issued Accounting Standards

        In February 2008, the FASB issued FASB Staff Position FAS 157-1, Application of FASB Statement No.13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 1 ("FSP 157-1") and FASB Staff Position FAS 157-2, Effective Date of FASB Statement No. 157 ("FSP 157-2"). The provisions of SFAS No. 157, Fair Value Measurements ("SFAS 157"), which provide guidance for, among other things, the definition of fair value and the methods used to measure fair value, were adopted January 1, 2008 for financial instruments. The provisions adopted in 2008 did not have an impact on the Company's financial statements. FSP 157-1 and FSP 157-2 collectively delay the effective date of SFAS No. 157 for all nonrecurring fair value measurements of nonfinancial assets and liabilities (except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis) until fiscal years beginning after November 15, 2008, and changed the scope of SFAS 157. On January 1, 2009 the Company adopted the provisions in SFAS 157 for nonrecurring fair value measurements of nonfinancial assets and liabilities. The provisions adopted in the first quarter of 2009 did not have an impact on the Company's financial statements as the Company did not have any fair value measurements of nonfinancial assets and liabilities as of June 30, 2009.

        In December 2007, the FASB issued SFAS No. 141(R), Business Combinations ("SFAS No. 141(R)"), which replaces SFAS No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008. The Company will assess the impact of SFAS No. 141(R) if and when a future acquisition occurs.

        In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 ("SFAS No. 160"). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net

ROSETTA STONE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of SFAS No. 160 did not have a material impact on the Company's financial position, results of operations or cash flows.

        In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The adoption of SFAS No. 161 did not have a significant impact on the Company's financial position, results of operations or cash flows.

        In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and provides the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS No. 162 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS No. 162 did not have significant impact on the Company's financial position, results of operation, or cash flows.

        On October 10, 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active. The FSP was effective upon issuance, including periods for which financial statements have not been issued. The FSP clarified the application of SFAS No. 157 in an inactive market and provided an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. The adoption of this FSP did not have a material impact on the Company's consolidated financial position and the results of operations.

        In April 2009, the FASB issued FASB Staff Position FAS 157-4, Determining Fair Value When Volume or Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ("FSP 157-4"). FSP 157-4 provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset or liability has significantly decreased. FSP 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly. In addition, FSP 157-4 requires disclosure in interim and annual periods of the inputs and valuation methods used in determining fair value and a discussion of any changes in those valuation methods. FSP 157-4 is effective for annual and interim periods ending on or after June 15, 2009. The adoption of this FSP did not have a material impact on the Company's consolidated financial position and the results of operations.

ROSETTA STONE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        On May 28, 2009, the FASB issued Statement No. 165, Subsequent Events ("SFAS No. 165"). Although SFAS No. 165 does not significantly change current practice surrounding the disclosure of subsequent events, it provides guidance on management's assessment of subsequent events and the requirement to disclose the date through which subsequent events have been evaluated. SFAS No. 165 became effective for the quarter ended June 30, 2009. The Company has evaluated subsequent events through August 10, 2009. The adoption of SFAS No. 165 did not have any impact on the Company's consolidated financial position or results of operations.

        On June 12, 2009, the FASB issued Statement No. 167, Amendments to FASB Interpretation No. 46(R) ("SFAS No. 167"). SFAS No. 167 modifies the existing quantitative guidance used in determining the primary beneficiary of a variable interest entity ("VIE") by requiring entities to qualitatively assess whether an enterprise is a primary beneficiary, based on whether the entity has (i) power over the significant activities of the VIE, and (ii) an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. SFAS No. 167 becomes effective for all new and existing VIEs on January 1, 2010. The adoption of SFAS No. 167 will not have a material effect on our consolidated financial statements.

        On June 29, 2009, the FASB issued Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—A Replacement of FASB Statement No. 162 ("SFAS No. 168"). SFAS No. 168 establishes the FASB Accounting Standards Codification (the "Codification") as the primary source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC are also sources of authoritative GAAP for SEC registrants. SFAS No. 168 and the Codification become effective on September 30, 2009. When effective, the Codification will supersede all existing non-SEC accounting and reporting standards and the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates, which will serve only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the basis for conclusions on the change(s) in the Codification. The adoption of SFAS No. 168 and the Codification on September 30, 2009 will not have a material effect on our consolidated financial statements.

ROSETTA STONE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

3. NET INCOME (LOSS) PER SHARE

        Net income (loss) per share is computed under the provisions of SFAS No. 128, Earnings Per Share ("SFAS No. 128"). Basic income (loss) per share is computed using net income (loss) and the weighted average number of common shares outstanding. Diluted earnings per share reflect the weighted average number of common shares outstanding plus any potentially dilutive shares outstanding during the period. Potentially dilutive shares consist of shares issuable upon the exercise of stock options, restricted stock awards, restricted stock units and conversion of preferred shares. Common equivalent shares are excluded from the diluted computation if their effect is anti-dilutive.

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(dollars in thousands, except per share amounts)
Numerator:
Net income (loss)	$(7,292)	$3,361	$(4,097)	$2,929
Denominator:
Weighted average number of common shares:
Basic	17,370	1,899	9,698	1,881

Diluted	17,370	16,827	9,698	16,815

Income (loss) per common share:
Basic	$(0.42)	$1.77	$(0.42)	$1.56

Diluted	$(0.42)	$0.20	$(0.42)	$0.17

Unaudited pro forma:
Numerator:
Net income			$(4,097)

Denominator:
Pro forma weighted average number of common shares:
Basic			20,209

Diluted			20,209

Pro forma net income per common share:
Basic			$(0.20)

Diluted			$(0.20)

ROSETTA STONE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

3. NET INCOME (LOSS) PER SHARE (Continued)

        For the three and six months ended June 30, 2009 and 2008, the following common equivalent shares were included in the calculation of the Company's diluted net income per share (in thousands), respectively:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Equity instruments:
Convertible preferred stock	—	14,508	—	14,508
Restricted common stock units	—	—	—	—
Restricted common stock	—	—	—	—
Stock options	—	420	—	426

Total common stock equivalent shares	—	14,928	—	14,934

        For the three and six months ended June 30, 2009, convertible preferred stock, outstanding stock options, restricted stock units and restricted stock of 14.5 million, 2.1 million, 9,000, and 168,000, respectively, were not included in the diluted net loss per share calculation, as they were anti-dilutive.

4. INVENTORY

        Inventory consisted of the following (dollars in thousands):

	June 30, 2009	December 31, 2008
Raw materials	$4,669	$3,023
Finished goods	2,938	2,359

	7,607	5,382
Reserve for obsolete inventory	(1,026)	(470)

Inventory, net	$6,581	$4,912

5. GOODWILL

        The Company acquired Rosetta Stone Ltd. (formerly Fairfield & Sons, Ltd.) and its subsidiary, Rosetta Stone (UK) Limited (formerly Fairfield & Sons UK Limited), on January 4, 2006. As a result of the acquisition, the Company recorded goodwill in the amount of $34.2 million. The Company had no acquisition activity during 2007, 2008 or the six months ended June 30, 2009.

        The Company tests goodwill for impairment annually on June 30 of each year at the reporting unit level using a fair value approach, in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangibles. If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value, goodwill will be evaluated for impairment between annual tests. The Company's annual testing resulted in no impairments of goodwill during the years ended

ROSETTA STONE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

5. GOODWILL (Continued)

December 31, 2007, 2008 or the six months ended June 30, 2009. For tax purposes, the goodwill balance of $34.2 million will be amortized over a period of 15 years.

6. INTANGIBLE ASSETS

        Intangible assets consisted of the following items as of the dates indicated (dollars in thousands):

	June 30, 2009			December 31, 2008
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade name / trademark	$10,607	$—	$10,607	$10,607	$—	$10,607
Core technology	2,453	(2,453)	—	2,453	(2,453)	—
Customer relationships	10,739	(10,739)	—	10,739	(10,706)	33
Website	12	(8)	4	12	(7)	5

Total	$23,811	$(13,200)	$10,611	$23,811	$(13,166)	$10,645

        Amortization of intangible assets for the six months ended June 30, 2009 and 2008 totaled $33,000 and $1.5 million, respectively. For the six months ended June 30, 2009 and 2008, zero and $13,000 of amortization expense was included in cost of revenue, and $33,000 and $1.5 million was included in sales and marketing, respectively.

        The following table summarizes the estimated future amortization expense related to intangible assets for the remaining six months of 2009 and years thereafter (dollars in thousands):

2009—remaining	$1
2010	3

Total	$4

        In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, ("SFAS No. 144"), the Company reviews its long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. There were no impairment charges for the six months ended June 30, 2009 or June 30, 2008.

ROSETTA STONE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

7. OTHER CURRENT LIABILITIES

        The following table summarizes other current liabilities (dollars in thousands):

	June 30, 2009	December 31, 2008
Marketing expenses	$7,423	$4,803
Professional and consulting fees	1,014	2,249
Sales return reserve	2,674	3,229
Taxes payable	1,200	2,859
Other	7,577	8,213

	$19,888	$21,353

8. BORROWING AGREEMENT

        On January 4, 2006, the Company entered into a Credit Agreement with Madison Capital that provides the Company a $4.0 million revolving credit facility ("Revolver") and a $17.0 million term loan ("Term Loan"). The Credit Agreement was amended on August 2, 2007 and April 23, 2008 to amend certain covenants, terms, and definitions. Under the credit agreement, all amounts outstanding under the Revolver and the Term Loan accrue interest at the Base Rate plus the Applicable Margin or the LIBOR Rate plus the Applicable Margin, as specified by the Company. As of December 31, 2008, the interest rate on the term loan was 4.65%.

        On January 16, 2009, the Company entered into a new credit agreement with Wells Fargo Bank, N.A. ("Wells Fargo") that provides the Company with a $12.5 million revolving line of credit. This revolving credit facility has a two-year term and the applicable interest rate is 2.5% above one month LIBOR, or approximately 2.81% as of June 30, 2009. On January 16, 2009, the Company borrowed approximately $9.9 million under this revolving credit facility and used these funds to repay the entire outstanding principal and interest of the term loan the Company had with Madison Capital. As a result, the Company has no borrowings owed to Madison Capital under either their term loan or revolving credit facility, and the Company has terminated these credit agreements. As a result of the early repayment of the Madison Capital Loan, the Company wrote-off the remaining unamortized capitalized financing costs associated with this loan. The amount of the write-off was approximately $0.2 million. Upon completion of the Company's initial public offering, the Company repaid the $9.9 million balance of its revolving credit facility with Wells Fargo during the three months ended June 30, 2009, and a total of $12.5 million under revolving credit facility is available to the Company for borrowing.

ROSETTA STONE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

8. BORROWING AGREEMENT (Continued)

        Long-term borrowings consisted of the following (dollars in thousands):

	June 30, 2009	December 31, 2008
Term Loan, Madison Capital	—	$9,910
Revolver, Wells Fargo Bank, N.A.	—	—

	—	9,910
Less current portion	—	(4,250)

Total	—	$5,660

        Certain of the Company's assets are pledged as collateral to secure any borrowings by the Company under the credit agreement with Wells Fargo. The line of credit contains financial covenants tested on a quarterly basis and are applicable for the term of the loan. The primary covenants under the line of credit are limitations on liens and encumbrances, restrictions on investments, limitations on the sale of certain assets, and a minimum liquidity threshold. In addition, the Company is required to provide a quarterly report to the lender within 45 days following the end of a quarter, and an audited annual report 120 days following the close of the fiscal year. Non-compliance with debt covenants are considered events of default and could result in the line of credit becoming immediately due and/or being terminated.

        Interest expense for the six months ended June 30, 2009 and 2008 was $0.3 million and $0.5 million, respectively.

9. INCOME TAXES

        In accordance with SFAS No. 109 and FASB Interpretation No. 18, Accounting for Income Taxes in Interim Periods, the income tax provision for the six month period ended June 30, 2009 is based on the estimated annual effective tax rate for fiscal year 2009. The estimated effective tax rate may be subject to adjustment in subsequent quarterly periods as the estimates of pretax income for the year, along with other items that may affect the rate, change and create a different relationship between domestic and foreign income and loss.

        The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 ("FIN No. 48") on January 1, 2007. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

        At the adoption date and as of June 30, 2009, the Company had no material unrecognized tax benefits and no adjustments to liabilities or operations were required under FIN No. 48. The Company's practice is to recognize interest and penalty expense related to uncertain tax positions in income tax expense, which were zero at the adoption date and for the six months ended June 30, 2009.

ROSETTA STONE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

10. STOCK PLANS

  2006 Stock Incentive Plan

        On January 4, 2006, the Company established the Rosetta Stone Inc. 2006 Stock Incentive Plan (the "2006 Plan") under which the Company's Board of Directors, at its discretion, could grant stock options to employees and certain directors of the Company and affiliated entities. The plan initially authorized the grant of stock options for up to 1,942,200 shares of common stock. On May 28, 2008, the Board of Directors authorized the grant of additional stock options for up to 195,000 shares of common stock under the plan, resulting in total stock options available for grant under of 2,137,200 as of December 31, 2008. The stock options granted under the Stock Plan generally expire at the earlier of a specified period after termination of service or the date specified by the Board or its designated committee at the date of grant, but not more than ten years from such grant date. Stock issued as a result of exercises of stock options will be issued from the Company's authorized available stock.

  2009 Omnibus Incentive Plan

        On February 27, 2009, the Company's Board of Directors approved a new Stock Incentive and Award Plan (the "2009 Plan") that provides for the ability of the Company to grant up to 2,437,744 new stock incentive awards or options including Incentive and Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares, Performance-based Restricted Stock, Share Awards, Phantom Stock and Cash Incentive Awards. The stock incentive awards and options granted under the 2009 Plan generally expire at the earlier of a specified period after termination of service or the date specified by the Board or its designated committee at the date of grant, but not more than ten years from such grant date.

        Concurrent with the approval of the 2009 Plan, the 2006 Plan was terminated for purposes of future grants. At June 30, 2009 there were 1,899,947 shares available for future grant under the 2009 Plan.

        In accordance with SFAS No. 123(R), the fair value of stock-based awards to employees is calculated as of the date of grant. Compensation expense is then recognized on a straight-line basis over the requisite service period of the award. The Company uses the Black-Scholes pricing model to value its stock options, which requires the use of estimates, including future stock price volatility, expected term and forfeitures. Stock-based compensation expense recognized is based on the estimated portion of the awards that are expected to vest. Estimated forfeiture rates were applied in the expense calculation.

ROSETTA STONE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

10. STOCK PLANS (Continued)

        The following table summarized the Company's stock option activity from January 1, 2009 to June 30, 2009:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life (years)	Aggregate Intrinsic Value
Options Outstanding, January 1, 2009	1,657,799	$6.48	8.05	$18,268,386
Options granted	458,579	18.16
Options exercised	(18,797)	4.50
Options cancelled	(33,321)	10.33

Options Outstanding, June 30, 2009	2,064,260	9.03	8.05	38,011,699

Vested and expected to vest at June 30, 2009	1,919,712	8.48	7.95	36,399,700

Exercisable at June 30, 2009	891,492	4.98	7.25	20,025,743

        As of June 30, 2009, there was approximately $8.5 million of unrecognized stock-based compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted average period of 2.57 years. During the six months ended June 30, 2009, 169,225 shares of restricted stock were granted. The aggregate grant date fair value of the awards was $3.1 million, which will be recognized on a straight-line basis as expense over the requisite service period of the awards, which is also the vesting period. During the six months ended June 30, 2009, there were 1,128 shares of restricted stock that were forfeited. As of June 30, 2009, future compensation cost related to the nonvested portion of the restricted stock awards not yet recognized in the statement of operations was $2.9 million and is expected to be recognized over a period of 3.41 years.

        The following table summarized the Company's restricted stock award activity from January 1, 2009 to June 30, 2009:

	Nonvested Outstanding	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Nonvested Awards January 1, 2009	—
Awards granted	169,225	$18.40
Awards vested	—
Awards cancelled	(1,128)	18.00

Nonvested Awards, June 30, 2009	168,097	18.40	$1,519,597

        Stock options are granted at the discretion of the Board of Directors or the Compensation Committee (or its authorized member(s)) and expire 10 years from the date of the grant. Options generally vest over a four-year period based upon required service conditions. No options have performance or market conditions. The Company calculates the pool of additional paid-in capital associated with excess tax benefits using the "simplified method" in accordance with FASB Staff Position No. 123(R)-3 as Amended, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards, ("FSP 123(R)-3").

ROSETTA STONE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

11. STOCKHOLDERS' EQUITY

        At June 30, 2009, the Company's Board of Directors had the authority to issue 200,000,000 shares of stock, of which 190,000,000 were designated as Common Stock, with a par value of $0.00005 per share, and 10,000,000 were designated as Preferred Stock, with a par value of $0.001 per share.

        On February 28, 2008, the Company changed the par value of its Common Stock from $0.001 to $0.00005 per share. At June 30, 2009, 20,342,252 shares of Common Stock were issued and outstanding.

        On March 23, 2009, in connection with the Company's initial public offering of common stock, the Board of Directors approved a 1.3-to-1 split of common stock to stockholders of record as of such date. All references to the number of common shares and per share amounts have been restated as appropriate to reflect the effect of the split for all periods presented.

        On April 21, 2009, in conjunction with our qualified underwritten initial public offering of common stock, our total outstanding preferred shares in the amount of 557,989 automatically converted at a ratio of 26:1 into 14,507,714 shares of Common Stock. At June 30, 2009, the Company had no preferred shares outstanding.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

        The Company leases many kiosks, copiers, parking spaces, buildings, a warehouse and office space under operating lease and site license arrangements, some of which contain renewal options. The rental payments under some kiosk site licenses are based on a minimum rental plus a percentage of the kiosk's sales in excess of stipulated amounts. Kiosk site licenses range from a period of one month to five years. Building, warehouse and office space leases range from three months to 85 months. Certain leases also include lease renewal options. Rent expense was $5.3 million and $3.7 million for the six months ended June 30, 2009 and 2008, respectively.

        The following table summarizes future minimum operating lease payments for the remaining six months of 2009 and the years thereafter (dollars in thousands):

Periods Ending December 31,
2009—remaining	$3,334
2010	3,798
2011	3,078
2012	1,907
2013	1,724
2014 and thereafter	199

$14,040

        The Company accounts for its leases under the provisions of SFAS No. 13, Accounting for Leases, and subsequent amendments, which require that leases be evaluated and classified as operating leases or capital leases for financial reporting purposes. Certain operating leases contain rent escalation clauses, which are recorded on a straight-line basis over the initial term of the lease with the difference between the rent paid and the straight-line rent recorded as either a deferred rent asset or liability depending on the calculation. Lease incentives received from landlords are recorded as deferred rent liabilities and are amortized on a straight-line basis over the lease term as a reduction to rent expense. The deferred rent

ROSETTA STONE INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

12. COMMITMENTS AND CONTINGENCIES (Continued)

liability was $0.5 million at June 30, 2009. The deferred rent asset was $23,000 at June 30, 2009. The deferred rent asset is classified in prepaid and other current assets as all associated leases have less than one year remaining on their term.

        On October 6, 2008, the Company entered into an operating sublease agreement (the "Lease") for additional office space in Arlington, Virginia. The Lease is for a five year period terminating on December 31, 2013 with total rental payments of $7.5 million. Rents range from $117,000 per month for the first year of the Lease term to $132,000 per month in the final year of the Lease term. The Company provided the landlord a security deposit of $352,000 in the form of a letter of credit. The Company has the option to renew this Lease for an additional three-year period.

        The Company exited its facility at 1101 Wilson Boulevard, Arlington, Virginia in December 2008 as a result of a relocation of its headquarters to 1919 North Lynn Street, Arlington, Virginia. The Company estimated its liability under operating lease agreements and accrued exit costs in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, as the leases associated with this facility do not terminate until December 31, 2009 and August 31, 2013, respectively. Accrued exit costs associated with the headquarters relocation were charged to lease abandonment expense in December 2008.

        The following table summarizes the accrued exit costs for the 1101 Wilson Boulevard facility at June 30, 2009 (dollars in thousands):

Accrued exit costs, beginning of period	$1,676
Costs incurred and charged to expense	15
Principal reductions	(333)

Accrued exit costs, end of period	$1,358

Accrued exit cost liability:
Short-term	$553
Long-term	805

Total	$1,358

Litigation

        The Company is involved in various litigation matters arising out of the normal course of business. In the opinion of management, the amount of liability, if any, resulting from the final resolution of these matters will not have a material adverse impact on the Company's results of operations, financial position and cash flows.

13. SEGMENT INFORMATION

        The Company operates as one reportable segment as the principal business activity relates to selling language learning software. The chief operating decision maker, the Chief Executive Officer, evaluates the performance of the Company based upon consolidated software revenues.

        Products and services are sold primarily in the United States, but also include sales through direct and indirect sales channels in other countries, primarily in Japan and Europe. Less than 6% of the Company's revenues were generated from sales outside of the United States for the six months ended June 30, 2009. As of June 30, 2009 the Company had $0.8 million of long-lived assets held outside of the United States.

        No single customer accounted for more than 10% of the Company's revenue for the six months ended June 30, 2009.

We imagine a world where anyone, at any age
or any stage, can learn to speak a new language
fluently with Rosetta Stone alone.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the expenses, other than the underwriting discounts and commissions, all of which are payable by the Registrant in connection with the sale and distribution of the shares of common stock being registered hereby, including the shares being offered for sale by the selling stockholders. All amounts shown are estimates, except the Securities and Exchange Commission registration fee and the FINRA filing fee:

Amount to be paid
SEC registration fee	$7,754
FINRA filing fee	14,396
Legal fees and expenses	200,000
Accounting fees and expenses	200,000
Printing expenses	300,000
Transfer agent and registrar fees and expenses	50,000
Miscellaneous expenses	127,850

Total	$900,000

Item 14.    Indemnification of Directors and Officers

        We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under some circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

        As permitted by the Delaware General Corporation Law, the Registrant's second amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to the Registrant or its stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law regarding unlawful dividends, stock purchases and redemptions; or

  •
  for any transaction from which the director derived an improper personal benefit.

        As permitted by the Delaware General Corporation Law, the Registrant's second amended and restated bylaws provide that:

  •
  the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions where indemnification is not permitted by applicable law;

  •
  the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law; and

  •
  the rights conferred in the second amended and restated bylaws are not exclusive.

        In addition, the Registrant has entered into indemnity agreements with each of its current directors and officers. These agreements provide for the indemnification of the Registrant's officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

        The Registrant intends to obtain directors' and officers' insurance to cover its directors and officers for specific liabilities, including coverage for public securities matters.

        The indemnification provisions in the Registrant's second amended and restated certificate of incorporation and second amended and restated bylaws and the indemnity agreements entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act.

        Reference is also made to section 10 of the underwriting agreement in Exhibit 1.1 hereto, which provides for the indemnification by the underwriters of the Registrant and its executive officers, directors and controlling persons against certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided for in writing by the underwriters for inclusion in this Registration Statement.

        See also the undertakings set out in response to Item 17 of this Registration Statement.

Item 15.    Recent Sales of Unregistered Securities

        In the three years preceding the filing of this Registration Statement, we have issued the following securities that were not registered under the Securities Act:

        In January 2006, in connection with our formation, we issued the following shares of our capital stock:

  •
  Funds associated with ABS Partners IV, L.L.C. invested $29,062,000 and received 261,558 shares of Series A-1 Preferred Stock and 755,612 shares of our common stock.

  •
  Norwest Equity Partners VIII, LP invested $19,000,000 and received 171,000 shares of Series A-2 Preferred Stock and 494,000 shares of our common stock.

  •
  Tom Adams, our chief executive officer, invested $600,000 and received 2,700 shares of Series A-1 Preferred Stock, 2,700 shares of Series A-2 Preferred Stock, and 15,600 shares of our common stock.

        The share totals above give effect to the conversion of our Class A common stock and Class B common stock into our undesignated common stock and the twenty-to-one stock split of common stock in May 2006, and the 1.3-to-1 stock split of common stock in March 2009.

        After giving affect to the conversion of each share of our preferred stock into 26 shares of our common stock upon completion of our initial public offering, the effective per share price of each of those shares was $3.85.

        In January 2006, in connection with the acquisition of Fairfield & Sons, Ltd., we issued to its stockholders 12,328 shares of our Class A Common Stock, which was subsequently converted into 320,528 shares of our common stock and 111,031 shares of our Class B Preferred Stock, which was in turn converted into shares of our common stock in our initial public offering.

        The sales and issuances of securities above were determined to be exempt from registration under Section 4(2) of the Securities Act or Regulation D thereunder as transactions by an issuer not involving a public offering. The purchasers in such transactions were all accredited investors and represented their intention to acquire the securities for investment only and not with a view to or for resale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising, and there were no underwriters used in connection with the sale of these securities. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

        From time to time we have granted common stock, restricted common stock, stock options and shares of common stock upon the exercise of stock options to employees, directors and consultants in compliance with Rule 701. These grants are as follows:

  •
  From May 22, 2006 to February 2, 2007, we issued options to purchase 1,725,373 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $3.85 per share.

  •
  From March 21, 2007 to April 20, 2007, we issued options to purchase 252,889 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $6.08 per share.

  •
  From June 5, 2007 to August 3, 2007, we issued options to purchase 78,624 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $7.31 per share.

  •
  On August 22, 2007, we issued options to purchase 27,911 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $10.60 per share.

  •
  On November 28, 2007, we issued options to purchase 34,229 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $11.19 per share.

  •
  On December 17, 2007, we issued options to purchase 22,178 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $10.60 per share.

  •
  On February 8, 2008, we issued options to purchase 57,447 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $11.19 per share.

  •
  On April 29, 2008, we issued options to purchase 99,346 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $11.64 per share.

  •
  On May 28, 2008, we issued options to purchase 110,916 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $10.36 per share.

  •
  On August 19, 2008, we issued options to purchase 36,075 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $14.22 per share.

  •
  On November 19, 2008, we issued options to purchase 99,021 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $17.49 per share.

  •
  On April 15, 2009, we issued options to purchase 342,214 shares of our common stock to our employees, consultants and other service providers under our 2009 omnibus incentive plan with an exercise price of $18.00 per share.

  •
  On April 15, 2009, we issued 153,425 restricted shares of our common stock to our employees, consultants and other service providers under our 2009 omnibus incentive plan.

  •
  On April 15, 2009, we issued 8,772 restricted stock units to our non-employee directors under our 2009 omnibus incentive plan.

  •
  On April 15, 2009, we issued 591,491 shares of our common stock to 10 of our key employees.

        Since our inception in December 2005 through April 15, 2009, options have been exercised to acquire 338,211 shares of common stock at a weighted average exercise price of $3.91 per share.

        The sales and issuances of securities listed above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 and Section 4(2) of the Securities Act as transactions pursuant to compensation benefits plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules

(A)  Exhibits

Index to exhibits
1.1*	Form of Underwriting Agreement
2.1(1)

Stock Purchase Agreement dated as of January 4, 2006, by and among Fairfield & Sons, Ltd., Rosetta Stone Inc., Rosetta Stone Holdings Inc., the Shareholders of Fairfield & Sons, Ltd., Tom Adams, and Eugene Stoltzfus

3.1(1)	Amended and Restated Certificate of Incorporation, as currently in effect
3.2(1)	Second Amended and Restated Certificate of Incorporation, to be effective upon the closing of the offering
3.3(1)	Amended and Restated Bylaws of Registrant dated as of January 4, 2006, as currently in effect
3.4(1)	Second Amended and Restated Bylaws, to be effective upon the closing of the offering
4.1(1)	Specimen certificate evidencing shares of common stock
4.2(1)

Subscription Agreement dated as of January 4, 2006, by and among Rosetta Stone Inc., ABS Capital Partners IV, L.P., ABS Capital Partners IV A, L.P., ABS Capital Partners Offshore, L.P., ABS Capital Partners Special Offshore, L.P., Norwest Equity Partners VIII, L.P., Madison Capital Funding LLC, and Tom Adams

4.3(1)	Registration Rights Agreement dated as of January 4, 2006 among Rosetta Stone Inc. and the Investor Shareholders and other Shareholders listed on Exhibit A Thereto
5.1*	Opinion of Fulbright & Jaworski L.L.P.
10.1+(1)	2006 Incentive Option Plan
10.2+(1)	2009 Omnibus Incentive Plan
10.3+(1)	Director Form of Option Award Agreement under the 2006 Plan
10.4+(1)	Executive Form of Option Award Agreement under the 2006 Plan
10.5+(1)	Standard Form of Option Award Agreement under the 2006 Plan
10.6+(1)	Form of Option Award Agreement under the 2009 Plan
10.7(1)	Form of Indemnification Agreement entered into with each director and executive officer
10.8+(1)	Executive Employment Agreement between Rosetta Stone Ltd. and Tom Adams dated February 20, 2009
10.9	[Intentionally deleted]
10.10(1)	Lease Agreement dated as of February 26, 2006, by and between Premier Flex Condos, LLC and Fairfield Language Technologies, Inc., as amended
10.11(1)	Sublease Agreement dated as of October 6, 2008, by and between The Corporate Executive Board Company and Rosetta Stone Ltd.
10.12(1)	Software License Agreement by and between The Regents of the University of Colorado and Fairfield & Sons, Ltd. dated as of December 22, 2006***
10.13+(1)	Form of Restricted Stock Award under the 2009 Plan
10.14(1)	Credit Agreement dated as of January 16, 2009 between Rosetta Stone Ltd. and Wells Fargo Bank N.A.
10.15+(1)	Executive Employment Agreement between Rosetta Stone Ltd. and Brian Helman dated February 20, 2009
10.16+(1)	Executive Employment Agreement between Rosetta Stone Ltd. and Eric Eichmann dated February 20, 2009
10.17+(1)	Executive Employment Agreement between Rosetta Stone Ltd. and Gregory Long dated February 20, 2009
10.18+(1)	Executive Employment Agreement between Rosetta Stone Ltd. and Michael Wu dated February 20, 2009
21.1(1)	Subsidiaries of the Registrant
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm
23.2*	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

Index to exhibits
99.1*	Consent of The Nielsen Company dated August , 2009
99.2*	Consent of Global Market Insite Inc. dated August , 2009
99.3*	Consent of Euromonitor International Inc. dated August , 2009
99.4*	Consent of Global Industry Analysts, Inc. dated August , 2009
99.5*	Consent of Roumen Vesselinov Ph.D. dated August , 2009

*
To be filed by amendment.

***
Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

+
Indicates management contract or compensatory plan.

(1)
Incorporated by reference to exhibit filed with Registrant's Registration Statement (No. 333-153632), as amended.

(B)  Financial Statement Schedule

        All schedules have been omitted because the information required to be presented in them are not applicable or is shown in the financial statements or related notes.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the DGCL, our Certificate of Incorporation or our Bylaws, the underwriting agreement or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        We hereby undertake that:

  •
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  •
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Arlington, Commonwealth of Virginia, on August 10, 2009.

Rosetta Stone Inc.
By:	/s/ TOM P. H. ADAMS Tom P. H. Adams Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

        We, the undersigned officers and directors of Rosetta Stone Inc., hereby severally constitute and appoint Tom P. H. Adams and Michael Wu, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ TOM P. H. ADAMS Tom P. H. Adams	Chief Executive Officer (Principal Executive Officer) and Director	August 10, 2009
/s/ BRIAN D. HELMAN Brian D. Helman	Chief Financial Officer (Principal Financial and Accounting Officer)	August 10, 2009
/s/ LAURA L. WITT Laura L. Witt	Director	August 10, 2009
/s/ PHILLIP A. CLOUGH Phillip A. Clough	Director	August 10, 2009
/s/ JOHN T. COLEMAN John T. Coleman	Director	August 10, 2009
/s/ LAURENCE FRANKLIN Laurence Franklin	Director	August 10, 2009
/s/ PATRICK W. GROSS Patrick W. Gross	Director	August 10, 2009
/s/ JOHN E. LINDAHL John E. Lindahl	Director	August 10, 2009

Index to Exhibits

1.1*	Form of Underwriting Agreement
2.1(1)

Stock Purchase Agreement dated as of January 4, 2006, by and among Fairfield & Sons, Ltd., Rosetta Stone Inc., Rosetta Stone Holdings Inc., the Shareholders of Fairfield & Sons, Ltd., Tom Adams, and Eugene Stoltzfus

3.1(1)	Amended and Restated Certificate of Incorporation, as currently in effect
3.2(1)	Second Amended and Restated Certificate of Incorporation, to be effective upon the closing of the offering
3.3(1)	Amended and Restated Bylaws of Registrant dated as of January 4, 2006, as currently in effect
3.4(1)	Second Amended and Restated Bylaws, to be effective upon the closing of the offering
4.1(1)	Specimen certificate evidencing shares of common stock
4.2(1)

Subscription Agreement dated as of January 4, 2006, by and among Rosetta Stone Inc., ABS Capital Partners IV, L.P., ABS Capital Partners IV A, L.P., ABS Capital Partners Offshore, L.P., ABS Capital Partners Special Offshore, L.P., Norwest Equity Partners VIII, L.P., Madison Capital Funding LLC, and Tom Adams

4.3(1)	Registration Rights Agreement dated as of January 4, 2006 among Rosetta Stone Inc. and the Investor Shareholders and other Shareholders listed on Exhibit A Thereto
5.1*	Opinion of Fulbright & Jaworski L.L.P.
10.1+(1)	2006 Incentive Option Plan
10.2+(1)	2009 Omnibus Incentive Plan
10.3+(1)	Director Form of Option Award Agreement under the 2006 Plan
10.4+(1)	Executive Form of Option Award Agreement under the 2006 Plan
10.5+(1)	Standard Form of Option Award Agreement under the 2006 Plan
10.6+(1)	Form of Option Award Agreement under the 2009 Plan
10.7(1)	Form of Indemnification Agreement entered into with each director and executive officer
10.8+(1)	Executive Employment Agreement between Rosetta Stone Ltd. and Tom Adams dated February 20, 2009
10.9	[Intentionally deleted]
10.10(1)	Lease Agreement dated as of February 26, 2006, by and between Premier Flex Condos, LLC and Fairfield Language Technologies, Inc., as amended
10.11(1)	Sublease Agreement dated as of October 6, 2008, by and between The Corporate Executive Board Company and Rosetta Stone Ltd.
10.12(1)	Software License Agreement by and between The Regents of the University of Colorado and Fairfield & Sons, Ltd. dated as of December 22, 2006***
10.13+(1)	Form of Restricted Stock Award under the 2009 Plan
10.14(1)	Credit Agreement dated as of January 16, 2009 between Rosetta Stone Ltd. and Wells Fargo Bank N.A.
10.15+(1)	Executive Employment Agreement between Rosetta Stone Ltd. and Brian Helman dated February 20, 2009
10.16+(1)	Executive Employment Agreement between Rosetta Stone Ltd. and Eric Eichmann dated February 20, 2009
10.17+(1)	Executive Employment Agreement between Rosetta Stone Ltd. and Gregory Long dated February 20, 2009
10.18+(1)	Executive Employment Agreement between Rosetta Stone Ltd. and Michael Wu dated February 20, 2009
21.1(1)	Subsidiaries of the Registrant
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.2*	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)
99.1*	Consent of The Nielsen Company dated August , 2009
99.2*	Consent of Global Market Insite Inc. dated August , 2009
99.3*	Consent of Euromonitor International Inc. dated August , 2009
99.4*	Consent of Global Industry Analysts, Inc. dated August , 2009
99.5*	Consent of Roumen Vesselinov Ph.D. dated August , 2009

*
To be filed by amendment.

***
Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

+
Indicates management contract or compensatory plan.

(1)
Incorporated by reference to exhibit filed with Registrants Registration Statement (No. 333-153632), as amended.